    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1998

                                         REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             _____________________

                           AMERICAN BANCSHARES, INC.
             (Exact Name of Registrant as Specified in its Charter)



         FLORIDA                                 6712                              65-0624640
(State or Other Jurisdiction of       (Primary Standard Industrial                (I.R.S. Employer
Incorporation or Organization)         Classification Code Number)               Identification No.)



                             4702 CORTEZ ROAD WEST
                         BRADENTON, FLORIDA  34210-2801
                                 (941) 795-3050
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                           _________________________

                          GERALD L. ANTHONY, PRESIDENT
                             4702 CORTEZ ROAD WEST
                         BRADENTON, FLORIDA  34210-2801
                                 (941) 795-3050
                    (Name, Address, Including Zip Code, and
          Telephone Number, Including Area Code, of Agent For Service)
                           __________________________

                                   COPIES TO:

             RICHARD A. DENMON, ESQ.             RICHARD M. LEISNER, ESQ.
         CARLTON, FIELDS, WARD, EMMANUEL,    TRENAM, KEMKER, SCHARF, BARKIN,
              SMITH & CUTLER, P.A.               FRYE, O'NEILL & MULLIS
               ONE HARBOUR PLACE                BARNETT PLAZA, SUITE 2700
         777 SOUTH HARBOUR ISLAND DRIVE         101 EAST KENNEDY BOULEVARD
             TAMPA, FLORIDA 33602                TAMPA, FLORIDA 33601-1102
                           __________________________

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:   Upon the
Effective Date of the merger of Murdock Florida Bank with and into a wholly-owned subsidiary of the Registrant.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

                         ______________________________

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF             AMOUNT TO BE          OFFERING PRICE         AGGREGATE           AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED(1)            PER SHARE         OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
 Common Shares, $1.175 par value            1,020,290                 (2)            $5,082,198 (3)        $1,499.25
=======================================================================================================================

(1) Based on the estimated maximum number of Registrant's common shares which may be issued in connection with the proposed merger of Murdock Florida Bank ("Murdock") with and into a wholly-owned subsidiary of the Registrant. In accordance with Rule 416 under the Securities Act of 1933, as amended ("Securities Act"), this Registration Statement also shall register any additional common shares of the Registrant which may become issuable to prevent dilution resulting from stock splits, stock dividends, or similar transactions as provided by agreement relating to the merger.
(2) Not applicable.
(3) Computed in accordance with Rule 457(f)(2) under the Securities Act based on the book value as of December 31, 1997, of the maximum number of securities (385,015 shares of common stock of Murdock) to be received by the Registrant in exchange for the securities registered hereby. A filing fee of $1,037 was paid at the time of filing of the preliminary proxy materials for this transaction on December 4, 1997 and, therefore, pursuant to Securities Exchange Act Rule 0-11(a)(2), an additional $462.25 is being paid with the filing of this Registration Statement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                              MURDOCK FLORIDA BANK
                               1777 TAMIAMI TRAIL
                            MURDOCK, FLORIDA  33948



                                                                February 3, 1998

Dear Stockholder:

         On behalf of the Board of Directors, we cordially invite you to attend a Special Meeting of Stockholders (the "Special Meeting") of Murdock Florida Bank ("Murdock") to be held at Murdock's offices located at 1777 Tamiami Trail, Murdock, Florida, on Thursday, March 12, 1998, at 5:00 p.m., local time.

         As described in the enclosed Joint Proxy Statement-Prospectus, at the Special Meeting, Murdock stockholders will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of September 23, 1997, as amended as of October 8, 1997 (the "Merger Agreement") by and among American Bancshares, Inc. ("ABI"), American Bank of Bradenton, a wholly-owned subsidiary of ABI (the "Bank"), and Murdock, pursuant to which Murdock will be merged with and into the Bank. At the effective time of the Merger, each issued and outstanding share of Murdock common stock ("Murdock Common Stock") will be converted into the right to receive 2.4 ABI common shares ("ABI Common Shares"), subject to certain adjustments as described in the Joint Proxy Statement-Prospectus, with cash to be paid in lieu of fractional shares.

         Further information concerning the Merger is contained in the accompanying Notice of Special Meeting and the Joint Proxy
Statement-Prospectus. The Joint Proxy Statement-Prospectus provides a detailed description of the Merger Agreement, its terms and conditions, and the transactions contemplated thereby, and a copy of the Merger Agreement is attached as Appendix A thereto. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION SET FORTH THEREIN.

         THE BOARD OF DIRECTORS OF MURDOCK BELIEVES THAT THE MERGER IS IN THE BEST INTEREST OF MURDOCK'S STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

         YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN! Murdock's management would greatly appreciate your attendance at the Special Meeting. However, since the affirmative vote of a majority of the outstanding shares of Murdock Common Stock is necessary to approve the Merger Agreement and approve the Merger, it is very important that your shares be represented at the meeting, whether or not you plan to attend the Special Meeting. Accordingly, we urge you to sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible, even if you currently plan to attend the Special Meeting. Submitting a proxy will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the Special Meeting. If you do attend the Special Meeting and desire to vote in person, you may do so by withdrawing your proxy at that time.



                                        Sincerely yours,



  CHARLES E. TAYLOR, JR.                               ROBERT L. ANDREASEN
  Chairman of the Board                                President and
                                                       Chief Executive Officer

                              MURDOCK FLORIDA BANK
                               1777 TAMIAMI TRAIL
                            MURDOCK, FLORIDA  33948

                          ____________________________

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 12, 1998

                          ____________________________



TO THE STOCKHOLDERS OF MURDOCK FLORIDA BANK:


         NOTICE IS HEREBY GIVEN that a special meeting of the stockholders ("Special Meeting") of Murdock Florida Bank, a Florida state banking corporation ("Murdock"), will be held at Murdock's offices located at 1777 Tamiami Trail, Murdock, Florida on Thursday, March 12, 1998, at 5:00 p.m., local time, for the following purposes:

                 1. THE MERGER. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 23, 1997, as amended on October 8, 1997 (the "Merger Agreement"), by and among American Bancshares, Inc., a Florida corporation ("ABI"), American Bank of Bradenton, a Florida state banking corporation and wholly-owned subsidiary of ABI (the "Bank"), and Murdock, pursuant to which Murdock will be merged with and into the Bank (the "Merger"), and each issued and outstanding share of Murdock common stock, $10.00 par value ("Murdock Common Stock"), will be converted into the right to receive 2.4 (as may be adjusted pursuant to the Merger Agreement under certain circumstances, the "Exchange Ratio") ABI common shares, $1.175 par value ("ABI Common Shares"); and

                 2. OTHER BUSINESS. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         NOTICE OF RIGHT TO DISSENT. If Proposal 1 above is approved and the Merger is consummated, each holder of shares of Murdock Common Stock would have the right to dissent from the approval of the Merger and would be entitled to the rights and remedies of dissenting shareholders provided in Section 658.44 of the Florida Statutes ("Dissent Provisions"). A copy of the Dissent Provisions is attached as Appendix C to the Joint Proxy Statement-Prospectus. The right of any such shareholder to any dissenters' rights and remedies is contingent upon the consummation of the Merger. In addition, the right of any such holder to such rights and remedies is contingent upon strict compliance with the Dissent Provisions which require, among other things, that the stockholder must give Murdock notice of such stockholder's intention to dissent at or prior to the Special Meeting or he or she must vote his or her respective shares against the Merger. FOR A SUMMARY OF THE REQUIREMENTS OF THE DISSENT PROVISIONS, SEE "THE MERGER -- DISSENTERS' RIGHTS OF MURDOCK STOCKHOLDERS" IN THE ACCOMPANYING JOINT PROXY STATEMENT-PROSPECTUS.

         The Merger Agreement is more completely described in the accompanying Joint Proxy Statement-Prospectus, and a copy of the Merger Agreement is attached as Appendix A thereto. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION SET FORTH THEREIN.

         Action may be taken on the foregoing proposals at the Special Meeting on the date specified above or on any date or dates to which the Special
Meeting may be adjourned. Only holders of record of Murdock Common Stock at the close of business on January 30, 1998 (the "Record Date"), will be entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. The affirmative vote of a majority of the Murdock Common Stock outstanding on the Record Date is required for approval of the Merger Agreement and of the Merger.

         THE BOARD OF DIRECTORS OF MURDOCK UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

         Each stockholder, whether or not he or she plans to attend the Special Meeting in person, is requested to complete, sign and date the enclosed proxy card and to return it without delay in the enclosed postage-paid envelope.
This will assure your representation at the Special Meeting and may avoid the cost of additional communications. This will not prevent a stockholder from voting in person at the Special Meeting. Your proxy may be revoked at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of Murdock a written revocation bearing a later date, or by attending and voting at the Special Meeting.

                                        By Order of the Board of Directors



Murdock, Florida                        H. Martin Light, Jr.,
February 3, 1998                        Secretary





               _________________________________________________

              PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED
       PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING
               _________________________________________________

                           AMERICAN BANCSHARES, INC.
                             4702 CORTEZ ROAD WEST
                           BRADENTON, FLORIDA  34210

                                                                February 3, 1998

Dear Shareholder:

         On behalf of the Board of Directors, I am pleased to invite you to attend a Special Meeting of the Shareholders of American Bancshares, Inc. ("ABI") to be held at the Oakmont Theatres located at 4801 Cortez Road West, Bradenton, Florida, on Thursday, March 12, 1998, at 10:00 a.m. local time.

         On September 23, 1997, ABI, American Bank of Bradenton, a wholly-owned subsidiary of ABI (the "Bank"), and Murdock Florida Bank ("Murdock") entered into an Agreement and Plan of Merger, as amended on October 8, 1997 (the "Merger Agreement"), pursuant to which Murdock will be merged with and into the Bank (the "Merger").

         ABI's management believes that the Merger is an integral step in ABI's growth and in improving its market position in a highly competitive Florida banking market; all of which are designed to enhance shareholder value. The acquisition of Murdock will give ABI a total of approximately $333 million in assets and will significantly extend its market presence on the west coast of Florida. The Board of Directors also believes that it is necessary for ABI to revise its Articles of Incorporation ("Articles") in order to provide it with the flexibility to continue its growth strategies and to protect shareholders' value.

         Accordingly, as described in the enclosed Joint Proxy Statement-Prospectus, at the Special Meeting, ABI shareholders will be asked to consider and vote upon the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of ABI common shares, $1.175 par value per share ("ABI Common Shares"), to stockholders of Murdock under the proposed Merger. In addition, ABI shareholders will be asked to consider and approve the following proposed amendments to ABI's Articles which are designed to provide the flexibility necessary for ABI's continued growth (together, the "Amendments"): (i) an increase of the number of authorized ABI Common Shares to 20,000,000, (ii) authorization of a new class of capital stock consisting of blank check preferred shares, (iii) inclusion of customary indemnification provisions, (iv) deletion of Article VII of the ABI Articles and adoption of a new Article VII which provides that the size of the board of directors shall be determined by the ABI bylaws and that directors may be removed only for cause by the shareholders, (v) adoption of provisions requiring a supermajority vote in order for shareholders to amend the ABI bylaws, and (vi) adoption of a provision permitting shareholders to call a special meeting of the shareholders only if requested in writing by at least 50% of the outstanding voting shares.

         Approval of the Merger and each of the Amendments referenced in clauses (i) through (iv) above require that the votes cast in favor of each proposal being considered exceed the vote cast against that proposal. Approval of Amendments referenced in clauses (v) and (vi) above require the affirmative vote of 66 2/3% and 50%, respectively, of the outstanding ABI Common Shares.

         THE BOARD OF DIRECTORS OF ABI BELIEVES THAT THE MERGER AND EACH OF THE AMENDMENTS ARE IN THE BEST INTERESTS OF ABI AND ITS SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE ADOPTION OF THE AMENDMENTS, AND UNANIMOUSLY RECOMMENDS THAT THE ABI SHAREHOLDERS VOTE FOR THEIR APPROVAL. The enclosed Joint Proxy Statement-Prospectus explains in detail the proposed Merger, the transactions contemplated thereby, and each of the Amendments. Please carefully review and consider all of this information.

         YOUR VOTE IS IMPORTANT!   ABI would appreciate your attendance at the
Special Meeting. However, whether or not you plan to attend the Special Meeting, it is very important that your shares be represented at the meeting. Accordingly, I urge you to sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible.

         Thank you for your continued support and interest in the affairs of ABI.

                                    Sincerely yours,



                                    GERALD L. ANTHONY
                                    President and Chief Executive Officer

                           AMERICAN BANCSHARES, INC.
                             4702 CORTEZ ROAD WEST
                           BRADENTON, FLORIDA  34210

                          ____________________________

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 12, 1998
                          ____________________________


TO THE SHAREHOLDERS OF AMERICAN BANCSHARES, INC.:

         NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders ("Special Meeting") of American Bancshares, Inc., a Florida corporation ("ABI"), will be held at the Oakmont Theatres located at 4801 Cortez Road West, Bradenton, Florida on Thursday, March 12, 1998, at 10:00 a.m., local time, for the following purposes:

                 1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated September 23, 1997, as amended on October 8, 1997 (the "Merger Agreement"), by and between ABI, American Bank of Bradenton, a Florida state banking corporation and wholly-owned subsidiary of ABI (the "Bank"), and Murdock Florida Bank, a Florida state banking corporation ("Murdock"), pursuant to which Murdock will be merged with and into the Bank (the "Merger"), and the transactions contemplated thereby, including the issuance of ABI common shares, $1.175 par value ("ABI Common Shares"), to stockholders of Murdock under the Merger;

                 2. To consider and vote upon a proposal to amend the Articles of Incorporation of ABI to increase ABI's authorized capital from 10,000,000 to 20,000,000 common shares, par value $1.175 per share;

                 3. To consider and vote upon a proposal to amend the Articles of Incorporation of ABI to authorize the issuance of up to 5,000,000 preferred shares with such designations, performance, rights, and limitations as are approved, from time to time, by the ABI board of directors;

                 4. To amend the Articles of Incorporation to indemnify officers and directors and limit the liabilities of directors to ABI and its shareholders to the extent permitted under Florida law;

                 5. To consider and vote on a proposal to delete Article VII of the Articles of Incorporation of ABI and replace it with a revised
         Article VII which provides that the number of directors shall be determined in accordance with the ABI bylaws and that ABI directors may be removed only for cause by the ABI shareholders;

                 6. To consider and vote on a proposal to amend the Articles of Incorporation of ABI to increase the vote required by shareholders to amend the ABI Bylaws to 66 2/3% of the outstanding ABI Common Shares;

                 7. To consider and vote on a proposal to amend the Articles of Incorporation of ABI to permit shareholders to call a special meeting of shareholders only if requested in writing by at least 50% of the outstanding ABI Common Shares; and

                 8. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         The Merger Agreement and each of the proposed amendments to ABI's Articles of Incorporation (the "Amendments") are more completely described in the accompanying Joint Proxy Statement-Prospectus, and a copy of the Merger Agreement is attached as Appendix A thereto and a copy of each Amendment is attached as Appendix D thereto. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION SET FORTH THEREIN.

         Only ABI Shareholders of record at the close of business on January 30, 1998 are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Approval of Proposals 1 through 5 being presented to ABI Shareholders at the Special Meeting require that the votes cast in favor of each proposal being considered exceed the votes cast against that proposal at a meeting where a quorum is present. Approval of Proposal 6 requires the affirmative vote of 66 2/3% of the outstanding ABI Common Shares and Proposal 7 requires the affirmative vote of a majority of the outstanding ABI Common Shares. The proposed Amendments are unrelated to the Merger and shall be considered independently of the Merger proposal.

         Your vote is important. Each shareholder, whether or not he or she plans to attend the Special Meeting in person, is requested to complete, sign and date the enclosed proxy card and to return it without delay in the enclosed postage-paid envelope. Your proxy may be revoked at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of ABI a written revocation bearing a later date, or by attending and voting at the Special Meeting.

                                        By Order of the Board of Directors



Bradenton, Florida                      Brian M. Watterson, Secretary
February 3, 1998




               _________________________________________________

              PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED
       PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING
               _________________________________________________

                             JOINT PROXY STATEMENT

         MURDOCK FLORIDA BANK                      AMERICAN BANCSHARES, INC.
          SPECIAL MEETING OF                           SPECIAL MEETING OF
        STOCKHOLDERS TO BE HELD                     SHAREHOLDERS TO BE HELD
          ON MARCH 12, 1998                            ON MARCH 12, 1998
                      ___________________________________

                                   PROSPECTUS
                           AMERICAN BANCSHARES, INC.
                      ___________________________________

     This Joint Proxy Statement - Prospectus relates to up to 1,020,290 common shares, $1.175 par value per share ("ABI Common Shares"), of American Bancshares, Inc., a Florida corporation ("ABI"), issuable to the stockholders of Murdock Florida Bank, a Florida state chartered banking corporation ("Murdock"), upon consummation of a proposed merger (the "Merger") of Murdock with and into the American Bank of Bradenton, a Florida banking corporation and wholly-owned subsidiary of ABI (the "Bank" or the "Surviving Corporation"), pursuant to an Agreement and Plan of Merger, dated September 23, 1997, as amended on October 8, 1997, by and among ABI, the Bank, and Murdock (the "Merger Agreement"). This Joint Proxy Statement-Prospectus also serves as the Joint Proxy Statement of Murdock and ABI for use in the solicitation of proxies by the Board of Directors of Murdock (the "Murdock Board") at a Special Meeting of the Stockholders of Murdock (the "Murdock Special Meeting") to approve and adopt the Merger Agreement, and by the Board of Directors of ABI (the "ABI Board") at a Special Meeting of Shareholders of ABI (the "ABI Special Meeting") to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of ABI Common Shares to Murdock stockholders pursuant to the Merger, and the approval of certain amendments to the Articles of Incorporation of ABI (the "Amendments"). The Merger Agreement is attached as Appendix A to this Joint Proxy Statement - Prospectus.

     Upon consummation of the Merger, except as described herein, each outstanding share of Murdock common stock, $10.00 par value per share ("Murdock Common Stock"), will be converted into the right to receive 2.4 ABI Common Shares (the "Exchange Ratio") unless the average last daily price of ABI Common Shares for a specified period prior to closing ("ABI Average Price") is less than $11.00, the Closing Equity (as defined in the Merger Agreement) of Murdock is less than $5,000,000, or both. If the ABI Average Price is less than $11.00 and the Closing Equity is at least $5,000,000, then the Exchange Ratio will be increased to 2.65 ABI Common Shares for each share of Murdock Common Stock. If the Closing Equity is less than $5,000,000, then the Exchange Ratio shall be adjusted to equal the Closing Equity per share of Murdock Common Stock multiplied by 2.25 (the "Adjusted Purchase Price"), divided by either 12.169 if the ABI Average Price is equal to or greater than $11.00, or divided by 11.00 if the ABI Average Price is less than $11.00. If the ABI Average Price is less than $10.00 or the Closing Equity is less than $4,875,000, then Murdock or ABI, respectively, may have the right to terminate the Merger Agreement. See "The Merger - Modification, Waiver, Termination" and "The Merger - Terms of the Merger". See "The Merger - Terms of the Merger" for an example of adjustments to the Exchange Ratio that would result from a Closing Equity of less than $5,000,000. No fractional shares will be issued in the Merger and Murdock stockholders who otherwise would be entitled to receive a fractional ABI Common Share will receive a cash payment in lieu thereof. Each option to acquire Murdock Common Stock that is outstanding and unexercised at the effective time will be converted automatically in the Merger into a stock option to purchase ABI Common Shares at the same Exchange Ratio.

                                                      (continued on next page)

                      ___________________________________


     THE ABI COMMON SHARES TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ABI COMMON SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR ANY OTHER GOVERNMENTAL AGENCY.

                      ___________________________________


     THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS IS FEBRUARY 3, 1998.

         The Merger is subject to the approval of a majority of the outstanding shares of Murdock Common Stock entitled to vote thereon and the satisfaction of certain other conditions, including receipt of certain regulatory approvals. Directors and executive officers of Murdock beneficially holding approximately 29.9% of the outstanding shares of Murdock Common Stock and have agreed to vote their shares in favor of the Merger Agreement. In addition, although approval of ABI Shareholders is not required under the terms of the Merger Agreement or by Florida law, the rules of the Nasdaq Stock Market relating to National Market Securities ("Nasdaq National Market"), require approval by the ABI Shareholders of the issuance of ABI Common Shares upon consummation of the Merger. Such approval requires the affirmative vote of a majority of the votes cast on the matter at a meeting where a quorum is present. See "The Special Meetings - Vote Required -- ABI".

         ABI Common Shares are traded on the Nasdaq Stock Market as a National Market Security under the trading symbol "ABAN". The last reported sales price on the Nasdaq National Market System for ABI Common Shares was $12.25 on September 22, 1997, the last trading day preceding public announcement of the proposed Merger, and $12.50 on January 30, 1998. Based on the last reported sales price as of January 30, 1998, the Exchange Ratio would have resulted in a per share purchase price for the Murdock Common Stock of $30.00. Murdock Common Stock is not traded on any exchange, and there currently is no established public trading market for such stock. See "Price Range of Common Stock and Dividends".

         Assuming no adjustment is made to the Exchange Ratio, ABI will issue 924,036 ABI Common Shares, representing approximately 18.5% of the then-outstanding ABI Common Shares (assuming 4,070,458 ABI Common Shares outstanding immediately prior to the effective time of the Merger). Because the Exchange Ratio is subject to adjustment pursuant to the terms of the Merger Agreement, a change in the market price of ABI Common Shares or the Closing Equity before the Merger may affect the number of ABI Common Shares to be received in the Merger in exchange for the Murdock Common Stock. Accordingly, at the time of the Murdock Special Meeting, Murdock Stockholders will not be able to determine the precise number of ABI Common Shares that they will receive in the Merger. However, if the ABI Average Price is less than $10.00 or the Closing Equity is less than $4,875,000, then Murdock or ABI, respectively, will have the right to terminate the Merger Agreement. The parties, however, are required to attempt to negotiate, in good faith, a mutually acceptable revised merger consideration before exercising their right to terminate. If the parties are able to successfully renegotiate the merger consideration and continue with the Merger, under the terms of the Merger Agreement as described herein, Murdock Stockholders will be resolicited to seek their approval of the revised merger consideration. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE OF ABI COMMON SHARES AT ANY TIME BEFORE THE DATE THAT THE MERGER BECOMES EFFECTIVE OR AS TO THE MARKET PRICE OF THE ABI COMMON SHARES AT ANY TIME THEREAFTER.

         As described in greater detail herein, under Florida law Murdock Stockholders have certain rights to dissent from the Merger. See "The Merger - Dissenters' Rights of Murdock Stockholders". Under the terms of the Merger Agreement, ABI will have the right to terminate the Merger if holders of more than 10% of the outstanding shares of Murdock Common Stock exercise such dissenters' rights. See "The Merger - Modification, Waiver, and Termination".

         Allen C. Ewing & Co. ("Ewing") has rendered its opinion, dated January 23, 1998, confirming and updating its prior oral opinion of September 23, 1997 and written opinion of October 17, 1997, to the Murdock Board that the terms of the Merger are fair from a financial point of view, to the holders of Murdock Common Stock. See "The Merger - Opinion of Murdock's Financial Advisor".

         In addition to the Merger proposal, ABI Shareholders shall be presented with several proposals to approve the Amendments. The proposed Amendments are not related to the Merger and will be considered independently from the Merger proposal. Approval of the Merger does not require approval of any or all of the Amendments. See "The Special Meetings - Vote Required -- ABI" and "The ABI Proposed Amendments".

         THE BOARD OF DIRECTORS OF ABI AND MURDOCK UNANIMOUSLY RECOMMEND THAT THEIR RESPECTIVE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT. THE ABI BOARD ALSO UNANIMOUSLY RECOMMENDS THAT THE ABI SHAREHOLDERS APPROVE EACH OF THE PROPOSED AMENDMENTS DESCRIBED HEREIN.

         This Joint Proxy Statement - Prospectus, Notice of Special Meeting, and the enclosed form of proxy are first being sent to shareholders of ABI and Murdock on or about February 5, 1998.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         The Companies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         The Special Meetings and the Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Amendments to ABI Articles of Incorporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Recommendation of the Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Opinion of Financial Advisor as to the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Share Information and Market Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Certain Differences in the Rights of Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Resales by Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

THE SPECIAL MEETINGS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Record Date and Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Voting and Revocation of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Solicitation of Proxies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Background of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Reasons for the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Opinion of Murdock's Financial Advisor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Terms of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         Effective Time of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         Exchange of Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         Conditions to the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         Business Pending the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         Modification, Waiver, and Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
         Employee Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Certain Federal Income Tax Consequences of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Resales of ABI Common Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Voting Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         Dissenters' Rights of Murdock Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

PRICE RANGE OF COMMON STOCK AND DIVIDENDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50

THE ABI PROPOSED AMENDMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Increase in the Number of Authorized ABI Common Shares (Proposal 2)  . . . . . . . . . . . . . . . . . . . .  51
         Authorization of a Class of Preferred Shares (Proposal 3)  . . . . . . . . . . . . . . . . . . . . . . . . .  52
         Indemnification of Officers and Directors (Proposal 4) . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
         Board of Director Amendments (Proposal 5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
         Procedural Amendments (Proposals 6 and 7)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56


INFORMATION ABOUT ABI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
         Market Area  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
         Market for Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
         Lending Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60
         Investment Activities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
         Deposit Activities and Other Source of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70
         Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  72
         Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73
         Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73
         Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73
         ABI Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  74
         Compensation of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77
         Compensation of Executive Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77
         Security Ownership of Certain Beneficial Owners and Management . . . . . . . . . . . . . . . . . . . . . . .  81
         Certain Relationships and Related Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  82

SELECTED FINANCIAL AND OTHER DATA OF ABI  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83

MANAGEMENT'S DISCUSSION AND ANALYSIS OR
   PLAN OF OPERATIONS OF ABI  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  84
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  84
         Asset Quality  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  84
         Asset/Liability Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  86
         Comparative Average Balances, Interest, and Average Yields . . . . . . . . . . . . . . . . . . . . . . . . .  87
         Comparison of Nine Months Ended September 30, 1997 and 1996  . . . . . . . . . . . . . . . . . . . . . . . .  90
         Comparison of Years Ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . .  91
         Comparison of Years Ended December 31, 1995 and 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . .  93
         Liquidity and Capital Resources  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  94
         Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  95
         Impact of Inflation and Changing Prices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  95
         Federal and State Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  95
         Future Accounting Requirements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  96

INFORMATION ABOUT MURDOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  96
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  96
         Market Area  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  97
         History  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  97
         Lending Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  99
         Investment Activities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 105
         Source of Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 107
         Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 109
         Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110
         Description of Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110
         Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110
         Certain Relationships and Related Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110
         Security Ownership of Certain Beneficial Owners and Management . . . . . . . . . . . . . . . . . . . . . . . 111

SELECTED FINANCIAL AND OTHER DATA OF MURDOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 113

MANAGEMENT'S DISCUSSION AND ANALYSIS OR
   PLAN OF OPERATIONS OF MURDOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 114
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 114
         Liquidity and Capital Resources  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115



         Regulatory Capital Requirements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115
         Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116
         Asset and Liability Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 118
         Comparison of Nine Months Ended September 30, 1997 and 1996  . . . . . . . . . . . . . . . . . . . . . . . . 120
         Comparison of Years Ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . 121
         Impact of Inflation and Changing Prices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122

DESCRIPTION OF ABI CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122
         ABI Common Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 123
         ABI Preferred Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 123

COMPARISON OF RIGHTS OF HOLDERS
OF ABI COMMON SHARES AND MURDOCK COMMON STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 124
         Directors Qualifications and Number  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 124
         Removal of Directors; Filling Vacancies on the Board of Directors  . . . . . . . . . . . . . . . . . . . . . 125
         Meetings of Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 125
         Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 127
         Dividends and Distributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 127
         Amendment of Articles of Incorporation and Bylaws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 128

REGULATORY MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 128
         Bank Holding Company Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 128
         Bank Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 132
         Dividend Restrictions and Transfers of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 133
         Capital Adequacy Guidelines  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 134
         FDICIA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 135
         FDIC Insurance Premiums  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 136
         Depositor Preference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 137
         Monetary Policy And Economic Control . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 137

LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 137

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 137

SHAREHOLDER PROPOSALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 138

OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 138

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1


Appendix A -     Agreement and Plan of Merger
Appendix B -     Opinion of Allen C. Ewing & Co.
Appendix C -     Provisions on Dissenters' Rights under the Florida Financial Institution Code
Appendix D -     Amendments to ABI Articles of Incorporation






                             AVAILABLE INFORMATION

         ABI has filed with the Commission a Registration Statement on Form S-4 (together with any amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the ABI Common Shares to be issued in connection with the Merger. For further information pertaining to the ABI Common Shares to which this Joint Proxy Statement-Prospectus relates, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof. This Joint Proxy Statement-Prospectus constitutes the Prospectus of ABI filed as part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. In addition, ABI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files certain reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such documents also may be obtained at the Internet Web site maintained by the Commission (http://www.sec.gov). In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. ABI Common Shares trade on the Nasdaq Stock Market and, as a result, reports, proxy statements, and other information concerning ABI also may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS JOINT PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ABI OR MURDOCK. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT-PROSPECTUS, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

         THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ABI OR MURDOCK SINCE THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS OR THAT THE INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

         THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT COVER ANY RESALES OF THE ABI COMMON SHARES OFFERED HEREBY TO BE RECEIVED BY STOCKHOLDERS OF MURDOCK WHO ARE DEEMED TO BE "AFFILIATES" OF ABI OR MURDOCK UPON THE CONSUMMATION OF THE MERGER. NO PERSON IS AUTHORIZED TO MAKE USE OF THIS JOINT PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH ANY SUCH RESALES.

                                    SUMMARY

         The following is a summary of certain information set forth elsewhere in this Joint Proxy Statement-Prospectus and is not intended to be complete. It should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained elsewhere in this Joint Proxy Statement-Prospectus and the accompanying Appendices.

         This Joint Proxy Statement-Prospectus contains certain "forward looking statements" within the meaning of Section 21 of the Securities Act and
Section 27A of the Exchange Act, such as statements relating to the financial condition and prospects, results of operations, plans for future business development activities, capital spending and financing sources, capital structure, the effects of regulation and competition, and the business of ABI following consummation of the Merger, including statements relating to cost savings, revenues and business advantages, and growth that are expected to be realized from the Merger, and the expected impact of the Merger on ABI's financial performance. (See "The Merger -- Reasons for the Merger", " -- ABI Reasons for Merger and Recommendations of the ABI Board" and " -- Murdock Reasons for Merger and Recommendation of the Murdock Board"). These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements as a result of various factors. Potential risks and uncertainties include, but are not limited to: (i) costs or difficulties related to the integration of the business of the Bank and Murdock which are greater than expected; (ii) competitive pressure in the banking, broker-dealer, or financial services industries increasing significantly; (iii) expected cost savings from the Merger cannot be fully realized; (iv) changes in the interest rate environment which reduce margins; (v) changes occurring in the regulatory environment; (vi) general economic conditions, either nationally or regionally, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality; (vii) changes occurring in business conditions and inflation; and (viii) changes occurring in the securities markets.

GENERAL

         This Joint Proxy Statement-Prospectus, Notice of the ABI Special Meeting to be held on March 12, 1998, Notice of the Murdock Special Meeting to be held on March 12, 1998, and the forms of proxy solicited in connection therewith are first being mailed to holders of ABI Common Shares ("ABI Shareholders") and to holders of Murdock Common Stock ("Murdock Stockholders") on or about February 5, 1998.

         At the Murdock Special Meeting, Murdock Stockholders will consider and vote on whether to approve the Merger Agreement and the transactions contemplated thereby. A copy of the Merger Agreement is attached as Appendix A to this Joint Proxy Statement-Prospectus.

         At the ABI Special Meeting, ABI Shareholders will consider and vote on whether to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the issuance of ABI Common Shares to Murdock Stockholders upon consummation of the Merger (Proposal 1). In addition, ABI Shareholders will be asked to consider the approval and adoption of the Amendments to ABI's Articles of Incorporation. The Amendments (Proposals
2 through 7) are not related to the Merger and will be considered by ABI Shareholders independently from the Merger proposal (Proposal 1). A copy of the Amendments is attached as Appendix D to this Joint Proxy Statement-Prospectus.

THE COMPANIES

         ABI. American Bancshares, Inc., a Florida corporation organized on June 30, 1995, is a one bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"), whose primary subsidiary and principal asset is American Bank of Bradenton (the "Bank"). The principal executive offices of both ABI and the Bank are 4702 Cortez Road West, Bradenton, Florida, and their telephone number is (941) 795-3050. ABI, through its ownership of the Bank, is engaged in the general commercial banking business and its primary source of earnings has been derived from the income generated by the Bank. As of September 30, 1997, ABI, on a consolidated basis, had total assets of approximately $270.2 million, total deposits of approximately $249.8 million, and total shareholders' equity of approximately $20.4 million. For additional information regarding ABI and the combined company that would result from the Merger, see "The Merger" and "Information about ABI".

         ABI continues to evaluate other financial institutions as additional potential acquisition candidates, and it may, after the date of this Joint Proxy Statement-Prospectus, enter into one or more acquisition agreements with one or more such institutions.

         The Bank. The Bank is a state banking corporation chartered under the laws of the State of Florida on May 8, 1989. The Bank engages in general commercial banking and related business from its six banking offices located in Manatee County, Florida. The business of the Bank includes the acceptance of deposits from the general public and the application of those funds to the origination of a variety of commercial and residential real estate loans and installment loans. The primary source of the Bank's income is derived from the interest and fees earned in connection with lending activities, dividends from investment securities, and short-term investments. See "Information about ABI".

         Murdock. Murdock is a state banking corporation engaged in commercial banking business from its office in Charlotte County, Florida. Murdock was originally chartered on January 10, 1986 as a federal savings and loan association. In December 1992, Murdock converted its thrift charter into a commercial banking charter granted under the laws of the state of Florida. The principal place of business and principal executive offices of Murdock are located at 1777 Tamiami Trail, Murdock, Florida 33948-1051, and its telephone number is (941) 625-4444. As of September 30, 1997, Murdock had total assets of approximately $62.9 million, total deposits of approximately $57.0 million, and total stockholders' equity of approximately $5.2 million. For additional information regarding the business of Murdock, see "The Merger -- Background of the Merger" and " -- Reasons for the Merger" and "Information about Murdock".

THE SPECIAL MEETINGS AND VOTES REQUIRED

         Murdock Special Meeting and Vote

         The Murdock Special Meeting will be held at the offices of Murdock, on Thursday, March 12, 1998, at 5:00 p.m., local time, at which time Murdock Stockholders will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Only the record holders of the Murdock Common Stock at the close of business on January 30, 1998 (the "Murdock Record Date") are entitled to notice of, and to vote at, the Murdock Special Meeting. As of the Murdock Record Date, there were approximately 355 holders of record of Murdock Common Stock and 385,015 shares of Murdock Common Stock outstanding. Each share of Murdock Common Stock is entitled to one vote.

         The presence in person or by proxy of a majority of the outstanding shares of Murdock Common Stock as of the Murdock Record Date will constitute a quorum at the Murdock Special Meeting. The affirmative vote of a majority of all the votes entitled to be cast at the Murdock Special Meeting is required in order to approve and adopt the Merger Agreement and the transactions contemplated thereby. As of the Murdock Record Date, directors and executive officers of Murdock beneficially owned approximately 115,072 shares, or 29.9%, of the Murdock Common Stock entitled to vote at the Murdock Special Meeting. Pursuant to the terms of the Merger Agreement, these directors and officers will vote their shares in favor of the Merger Agreement. See "The Special Meetings".

         ABI Special Meeting and Vote

         The ABI Special Meeting will be held at the Oakmont Theatres, 4801 Cortez Road West, Bradenton, Florida, on Thursday, March 12, 1998, at 10:00 a.m., local time, at which time ABI Shareholders will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the issuance of ABI Common Shares upon consummation of the Merger (Proposal 1), and proposals to approve and adopt the Amendments (Proposals 2 through 7). Only the record holders of the ABI Common Stock at the close of business on January 30, 1998 (the "ABI Record Date") are entitled to notice of, and to vote at, the ABI

Special Meeting. As of the ABI Record Date, there were approximately 960 holders of record of ABI Common Stock and 4,070,458 shares of ABI Common Stock outstanding. Each share of ABI Common Stock is entitled to one vote.

         The presence in person or by proxy of a majority of the outstanding ABI Common Shares as of the ABI Record Date will constitute a quorum at the ABI Special Meeting. Approval of the Merger proposal and those Amendments set forth in Proposals 2 through 5 being presented to ABI Shareholders at the ABI Special Meeting require that the votes cast in favor of each proposal being considered exceed those votes cast against that proposal at meeting at which a quorum is present. Approval of Proposal 6 requires the affirmative votes of 66 2/3% of the outstanding ABI Common Shares and Proposal 7 requires the affirmative vote of a majority of the outstanding ABI Common Shares. As of the ABI Record Date, directors and executive officers of ABI beneficially owned 484,769 ABI Common Shares, or 11.91% of the shares entitled to vote at the ABI Special Meeting, and it is expected that they will vote their shares in favor of the Merger Agreement and each Amendment. See "The Special Meetings".

THE MERGER

Terms of the Merger

         The Merger Agreement provides for the Merger of Murdock with and into the Bank, a wholly-owned subsidiary of ABI, whereupon the separate existence of Murdock shall cease. Pursuant to the Merger, except as described under "The Merger -- Dissenters' Rights of Murdock Stockholders" at the Effective Time (as defined below) each outstanding share of Murdock Common Stock will be converted into and exchanged for 2.4 ABI Common Shares ("Exchange Ratio") unless the average last daily price of ABI Common Shares for a specified period prior to closing ("ABI Average Price") is less than $11.00, or Murdock's Closing Equity (as defined in the Merger Agreement) is less than $5,000,000, or both, in which case the Exchange Ratio shall be adjusted as follows:

         (i) if the ABI Average Price is less than $11.00 and the Closing Equity is $5,000,000 or more, then the Exchange Ratio shall be increased to 2.65; or

         (ii) if the Closing Equity is less than $5,000,000, then the Exchange Ratio shall be adjusted to equal the Closing Equity per share of Murdock Common Stock multiplied by 2.25 (the "Adjusted Purchase Price"), divided by either 12.169 if the ABI Average Price is equal to or greater than $11.00, or by 11.00 if the ABI Average Price is less than $11.00.

         If the ABI Average Price is less than $10.00 or the Closing Equity is less than $4,875,000, then Murdock or ABI, respectively, may have the right to terminate the Merger Agreement. See "Summary - The Merger -- Modification, Waiver, and Termination" and "The Merger - Modification, Waiver, and Termination -- Termination".

         Further, the Merger Agreement also provides that the Exchange Ratio may be adjusted to prevent dilution in the event ABI changes the number of ABI Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transactions. In lieu of fractional shares, Murdock Shareholders will receive cash (without interest) for each fractional ABI Common Share into which their Murdock Common Stock would otherwise be converted. After consummation of the Merger, each share of capital stock of both ABI and the Bank shall remain outstanding. See "The Merger - Terms of the Merger".

         Assuming no adjustment is made to the Exchange Ratio, ABI will issue 924,036 ABI Common Shares, representing approximately 18.5% of the then outstanding ABI Common Shares (assuming 4,070,458 ABI Common Shares outstanding immediately prior to the Effective Time). Because the Exchange Ratio is subject to adjustment based on certain fluctuations in the value of ABI Common Shares and Murdock's Closing Equity, the number of ABI Common Shares that Murdock Stockholders will receive may be greater or less than 924,036.
See "The Merger - Terms of the Merger".

         At the Effective Time, each option to purchase shares of Murdock Common Stock ("Murdock Options") which were outstanding at the time of the Merger Agreement and have not been subsequently exercised will be assumed by ABI and converted into an option to purchase the number of ABI Common Shares ("ABI Options") that the holder would have received pursuant to the Merger if such Murdock Options had been exercise immediately prior to the Effective Time. The per share exercise price for each ABI Option will be the per share exercise price of the Murdock Option immediately prior to the Effective Time, divided by the Exchange Ratio. See "The Merger - Terms of the Merger".

Conditions of the Merger

         Under the terms of the Merger Agreement, consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, among other things, approval of the Merger Agreement by Murdock Stockholders; receipt of all necessary approvals and consents, regulatory or otherwise, including the approval of the Florida Department of Banking and Finance (the "Department") and the Federal Deposit Insurance Corporation ("FDIC"); receipt of the opinion of Allen C. Ewing & Co. ("Ewing") as to the fairness of the transaction to the Murdock Stockholders; the effectiveness under the Securities Act of the Registration Statement for ABI Common Shares to be issued in the Merger; receipt of an opinion of Coopers & Lybrand, LLP that the Merger qualifies for "pooling of interests" accounting treatment; receipt of an opinion of counsel substantially to the effect that the Merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); approval and authorization of the ABI Common Shares to be issued pursuant to the Merger for quotation on the Nasdaq National Market; and certain other customary conditions. Under the terms of the Merger Agreement, other than receipt of the approvals required by Murdock Stockholders and from regulatory authorities, the conditions to the Merger may be waived by any party to the Merger. See "The Merger - Conditions to the Merger" and "The Merger - Modification, Waiver, and Termination".

Effective Time of Merger

         Unless otherwise agreed by ABI and Murdock, the Merger will become effective on the date and at the time on which the certificate of merger ("Certificate of Merger") is issued by the Department (the "Effective Time"). The Certificate of Merger is expected to be issued on the date of closing and the parties have agreed to use their reasonable best efforts to cause the closing to occur on or before the fifth day following the last to occur of: (i) the effective date of the receipt of the last required consent or approval of any state or federal regulatory authority having authority over the Merger (including expiration of any applicable waiting periods following such consents or approvals or the delivery of appropriate notices), or (ii) the date on which Murdock Stockholders approve the Merger Agreement. See "The Merger -- Effective Time of the Merger" and "- Conditions to the Merger".

Regulatory Approvals

         The Merger Agreement provides that consummation of the Merger and the transactions contemplated thereby is subject to, and conditioned on, receipt of all required approvals from the Department and the FDIC and the approval or other action of such other regulatory authorities as may be required by applicable law. As of the date of this Joint Proxy Statement-Prospectus, applications or requests for all such regulatory approvals have been filed by ABI and are currently pending. See "The Merger - Conditions to the Merger" and "- Regulatory Approvals".

         In addition, although approval of the Merger by the ABI Shareholders is not required under the terms of the Merger Agreement or by Florida law, the rules of the Nasdaq National Market requires approval by the ABI Shareholders of the issuance of ABI Common Shares upon consummation of the Merger. See "The Special Meeting - Vote Required -- ABI".

Modification, Waiver, and Termination

         The Merger Agreement provides that, to the extent permitted by law, it may be amended at any time by a subsequent writing signed by each party upon approval of each of their respective Boards of Directors. However, no amendment or modification relating to the manner or basis by which shares of Murdock Common Stock will be exchanged for ABI Common Shares may be made after the Murdock Special Meeting without further approval of Murdock Stockholders (e.g., change in amount merger consideration to be paid, change in form of consideration to be received, change in the tax free nature of the share exchange, etc.). The Merger Agreement also provides that prior to the Effective Time, any provision of the Merger Agreement may be waived, to the extent permitted by law, by the party entitled to the benefits of such provision. See "The Merger - Modification, Waiver, and Termination".

         The Merger Agreement may be terminated by the mutual consent of the Boards of Directors of ABI and Murdock. The Merger Agreement also may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after Murdock Stockholder approval, by either the ABI Board or the Murdock Board (i) in the event of a breach of the Merger Agreement by the other party which cannot or has not been cured within 30 days after written notice of such breach, (ii) if the required approvals of Murdock Stockholders or any applicable regulatory authority is not obtained, or (iii) if the Merger is not consummated by April 30, 1998. The Merger Agreement also may be terminated by ABI if dissenters' rights are perfected by 10% or more of the outstanding shares of Murdock Common Stock.

         In addition, the Merger Agreement may be terminated by the ABI Board if the Closing Equity of Murdock is less than $4,875,000 and by the Murdock Board if the ABI Average Price is less than $10.00. In either such event, neither party may terminate the Merger Agreement without first having attempted, in good faith, to negotiate a mutually acceptable revised consideration for the Murdock Common Stock. If the parties are able to successfully renegotiate the merger consideration and continue with the Merger, under the terms of the Merger Agreement as described above, Murdock Stockholders will be resolicited to seek their approval of the revised merger consideration.

         If, however, the Merger Agreement is terminated as the result of certain events specified therein, the terminating party may be required to pay specified termination fees to the non-terminating party. See "The Merger - Modification, Waiver, and Termination of the Merger Agreement -- Termination".

Certain Agreements

         Concurrently with the execution of the Merger Agreement, directors and certain executive officers of Murdock who, as of the Murdock Record Date, beneficially owned approximately 29.9% of the outstanding shares of Murdock Common Stock have executed separate agreements with ABI and have agreed to provide similar agreements from their spouses pursuant to which each such director or officer and their spouse has agreed, among other things, that all shares of Murdock Common Stock beneficially owned by them will be voted in favor of the Merger Agreement. See "The Merger - Voting Agreements".

Interests of Certain Persons in the Merger

         Certain members of Murdock's management and its Board of Directors may be deemed to have interests in the Merger that are in addition to their interests as Murdock Stockholders generally. These interests include, among others, (i) the appointment of at least three current members of the Murdock Board to an advisory board of directors for the Murdock branch of the Bank to be established following the consummation of the Merger and a preference to their selection as members of the advisory board's loan committee, (ii) agreement by ABI to indemnify present and former directors and officers of Murdock from and after the Merger against certain liabilities arising prior to the Merger to the fullest extent permitted under Florida law, the Murdock Articles of Incorporation, and the Murdock Bylaws, as in effect on the date of the Merger Agreement, (iii) assumption by ABI of the obligations of Murdock under its employment agreement with Robert L. Andreasen, President of Murdock, and (iv) conversion of 14,000 outstanding Murdock Options granted to Mr. Andreasen into ABI Options in accordance with the Exchange Ratio and subject to any adjustments as provided in the Merger Agreement. Members of the advisory board which will meet at least quarterly and the loan committee which will meet weekly or as needed will receive payments of $100 per meeting.

         Mr. Andreasen's employment agreement with Murdock provides for certain severance payments upon a "change of control" of Murdock. Although the Merger may constitute a change of control for such purposes, Mr. Andreasen has waived the severance payments so long as he is retained by the Surviving Corporation through the term of the employment agreement (ending in September 1998), his base compensation of $102,500 is not reduced, and the Surviving Corporation assumes Murdock's obligations under the employment agreement and it performs in accordance with its terms. See "The Merger - Interests of Certain Persons in the Merger".

Certain Federal Income Tax Consequences

         Each party's obligation to effect the Merger is conditioned on delivery of an opinion from Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., counsel for ABI, based upon certain customary assumptions and representations set forth therein which are consistent with the facts existing at the time the opinion is rendered, substantially to the effect that for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and that, accordingly, no gain or loss will be recognized by the Murdock Stockholders as a result of the Merger to the extent they receive ABI Common Shares solely in exchange for their Murdock Common Stock (except with respect to cash received in lieu of a fractional interest in ABI Common Shares). For a more complete description of the federal income tax consequences, see "The Merger - Certain Federal Income Tax Consequences of the Merger".

         A Murdock Stockholder who exercises his or her dissenters' rights under Florida law should be treated as having disposed of his or her shares in a taxable transaction in exchange for cash representing the fair value of such shares. The amount of any gain or loss and its character as capital gain or loss will be determined in accordance with applicable provisions of the Code.

         Due to the complexities of the federal income tax laws and the nature of the tax consequences of the Merger which depend upon a holder's individual circumstances or tax status, it is recommended that each Murdock Stockholder consult his or her tax advisor concerning the federal (and any applicable state, local or other) tax consequences of the Merger.

Accounting Treatment

         It is intended that the Merger will be accounted for as a "pooling of interests" under generally accepted accounting principles ("GAAP"). It is a condition to the consummation of the Merger that the parties receive a letter from Coopers & Lybrand L.L.P., independent public accountants, that, in their opinion, the Merger should be accounted for as a pooling of interests. See "The Merger - Conditions to the Merger", " - Accounting Treatment", and "Pro Forma Condensed Consolidated Financial Statements".

AMENDMENTS TO ABI ARTICLES OF INCORPORATION

         ABI is seeking shareholder approval of proposals to amend its Articles of Incorporation to (i) increase the authorized number of ABI Common Shares from 10,000,000 shares to 20,000,000 shares, (ii) authorize the creation of a new class of capital stock consisting of 5,000,000 blank check preferred shares, (iii) provide customary indemnification and limited liability provisions for ABI's directors, (iv) permit the size of the Board of Directors, the timing of the annual meeting, and the identification of required corporate officers to be determined in accordance with the ABI Bylaws and to provide that directors may be removed only for cause by ABI shareholders, (v) provide certain supermajority voting provisions in order for shareholders to repeal or amend the ABI Bylaws; and (vi) to permit shareholders to call a special meeting only if requested by at least 50% of the outstanding shares (such amendments together "Amendments").

         The purpose of the proposed Amendments is to provide ABI with flexibility to continue its growth strategies by providing it with the means to take advantage of opportunities as they arise and to provide management with the ability to protect shareholder values achieved through these efforts. For a more detailed description of each of the proposed Amendments, see "The ABI Proposed Amendments".

DISSENTERS' RIGHTS

         Under Florida law, each Murdock Stockholder who dissents from the Merger in strict compliance with the provisions set forth under the Florida Financial Institutions Code ("FFIC") relating to the rights of dissenting shareholders, Section 658.44 of the Florida Statutes ("Dissent Provisions"), a copy of which is attached as Appendix C to this Joint Proxy Statement-Prospectus, shall be entitled to the rights and remedies of dissenting shareholders set forth therein. See "The Merger - Dissenters' Rights of Murdock Stockholders" and "Comparison of Rights of Holders of ABI Common Shares and Murdock Common Stock - Dissenters' Rights".

         Under Florida law, ABI Shareholders do not have any dissenter's rights in connection with the Amendments or the Merger.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Board of Directors of Murdock has unanimously approved the Merger Agreement, the Merger, and the transactions contemplated thereby. The Murdock Board believes that the Merger is fair to, and in the best interests of, Murdock and its stockholders and recommends that the Murdock Stockholders vote FOR the approval of the Merger Agreement. For a discussion of the factors considered by the Murdock Board in reaching its conclusions, see "The Merger - Background of the Merger" and " - Reasons for the Merger - Murdock Reasons for Merger and Recommendations of Murdock Board".

         Similarly, the ABI Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the issuance of ABI Common Shares upon consummation of the Merger, and each of the Amendments. The ABI Board believes that approval and adoption of the Merger Agreement and each of the Amendments is in the best interests of ABI and its shareholders and recommends that ABI Shareholders vote FOR approval of the Merger Agreement and each of the Amendments. See "The Merger - Reasons for the Merger - ABI Reasons for Merger and Recommendation of ABI Board" and "The ABI Proposed Amendments".

OPINION OF FINANCIAL ADVISOR AS TO THE MERGER

         Ewing, in its capacity as financial advisor to Murdock, has rendered its opinion to the Murdock Board that the terms of the Merger are fair, from a financial point of view to the Murdock Stockholders. A copy of such opinion dated January 23, 1998, confirming and updating its prior oral opinion of September 23, 1997 is attached hereto as Appendix B and should be read in its entirety with respect to the assumptions made, the matters considered, and the limitation of the review undertaken by Ewing in rendering its opinion. See "The Merger - Opinion of Murdock's Financial Advisor".

SHARE INFORMATION AND MARKET PRICES

         ABI Common Shares are traded on the Nasdaq National Market as a National Market Security under the symbol "ABAN". As of the ABI Record Date, there were approximately 4,070,458 ABI Common Shares outstanding held by approximately 960 holders of record. The closing sales price reported on the Nasdaq-National Market for ABI Common Shares was $12.25 on September 22, 1997, the last trading date preceding public announcement of the Merger, and $12.50 on January 30, 1998. There is currently no market for the Murdock Common Stock. The Murdock equivalent per share sales price on September 22, 1997 and January 30, 1998, was $29.40 and $30.00, respectively. The Murdock equivalent per share price represents the last sales price of an ABI Common Share on such date multiplied by the Exchange Ratio of 2.4. The Exchange Ratio may be adjusted as provided herein.

Stockholders are advised to obtain current market quotations for ABI Common Shares. No assurance can be given as to the market price of the ABI Common Shares at the Effective Time. For additional information regarding the historical market prices of ABI Common Shares during the previous two years, see "Price Range of Common Shares and Dividends".

CERTAIN DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS

         The rights of ABI Shareholders and other corporate matters relating to the ABI Common Shares are controlled by the Articles of Incorporation of ABI ("ABI Articles"), the Bylaws of ABI ("ABI Bylaws"), and the Florida Business Corporation Act ("FBCA"). The rights of Murdock Stockholders and other corporate matters relating to Murdock Common Stock are controlled by the Articles of Incorporation of Murdock ("Murdock Articles"), the Bylaws of Murdock ("Murdock Bylaws"), and the Florida Banking Code. Upon consummation of the Merger, Murdock Stockholders will become shareholders of ABI whose rights will be governed by the ABI Articles, the ABI Bylaws, and the provisions of the FBCA only. Although the provisions of the Florida Banking Code are similar to and incorporate many of the provisions of the FCBA, there are several significant differences between the two acts. See "Description of ABI Capital Stock" and "Comparison of Rights of Holders of ABI Common Shares and Murdock Common Stock".

RESALES BY AFFILIATES

         Murdock has agreed to obtain from each individual identified by it as an affiliate, an agreement providing that such person will not sell or otherwise transfer any ABI Common Shares to be received by such person as a result of the Merger, except in compliance with the Securities Act and as permitted under the accounting rules governing the pooling of interest method of accounting. See "The Merger -- Resales of ABI Common Shares".

                THE ABI COMMON SHARES TO BE ISSUED IN THE MERGER
                ARE NOT DEPOSIT ACCOUNTS AND ARE NOT INSURED BY
                    THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

                           COMPARATIVE PER SHARE DATA

         The following table presents at the dates and for the periods indicated (i) selected comparative per share data for ABI and Murdock on a historical basis, and (ii) selected unaudited pro forma comparative per share data reflecting the consummation of the Merger. The unaudited pro forma data has been prepared giving effect to the Merger as a pooling of interests. For a description of the effect of pooling of interest accounting on the Merger and the historical financial statements of ABI, see "The Merger - Accounting Treatment". The Murdock pro forma equivalent amounts are presented with respect to each set of pro forma information. The comparative per share data presented is based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of ABI, incorporated by reference herein, and of Murdock, which are included herein. The following information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods presented, nor is it necessarily indicative of the results of operations of future periods or of future commercial financial position. See "Incorporation of Certain Information by Reference", "Pro Forma Condensed Consolidated Financial Statements", and "Murdock Financial Statements".

                                                   NINE MONTHS ENDED
                                                      SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                 ------------------------           ---------------------------------
                                                    1997          1996                 1996        1995       1994
                                                 ----------    ----------           ----------  ----------  ---------
                                                        (UNAUDITED)
NET INCOME PER COMMON SHARE:
    ABI COMMON SHARES:
       Historical (primary)                       $ 0.26      $ 0.18                  $ 0.24        $ 0.46      $ 0.26
       Pro Forma combined (primary)               $ 0.29      $ 0.14                  $ 0.17        $ 0.27      $ 0.26

    MURDOCK COMMON STOCK:
       Historical primary (loss)                  $ 1.03      $(0.08)                 $(0.26)       $(0.44)     $ 0.59
       Pro Forma equivalent (1):
          Primary                                 $ 0.70      $ 0.34                  $ 0.41        $ 0.65      $ 0.62
          Fully diluted                           $ 0.70      $ 0.34                  $ 0.41        $ 0.65      $ 0.62





                                                              AT SEPTEMBER 30,
                                                                   1997
                                                                (UNAUDITED)                  AT DECEMBER 31, 1996
                                                           --------------------              --------------------
BOOK VALUE PER COMMON SHARE (PERIOD END)
   ABI historical                                            $     5.01                         $     4.70
   ABI pro forma combined                                          4.52                               4.77
   Murdock historical                                             13.46                              12.18
   Murdock pro forma equivalent (1)                               10.85                              11.45

-----------------

(1) Murdock pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts for ABI by the Exchange Ratio of 2.4 ABI Common Shares for each share of Murdock Common Stock. The Exchange Ratio is subject to adjustment in certain circumstances. See "The Merger - Terms of the Merger" and " - Modification, Waiver, and Termination".

                         SELECTED FINANCIAL INFORMATION

    The following tables set forth certain selected historical financial information for ABI and Murdock. For a description of the effect of pooling-of-interests accounting on the Merger and the historical financial statements of ABI, see "The Merger - Accounting Treatment". The selected historical financial information is based upon, is derived from, and should be read in conjunction with, the historical financial statements of ABI and the related notes therein, included in documents incorporated by reference, and the historical financial statements of Murdock and the related notes therein, included elsewhere in this Joint Proxy Statement-Prospectus. See "Incorporation by Reference" and "Murdock Financial Statements". All of the following selected financial information should be read in conjunction with the unaudited pro forma information including the notes thereto, appearing elsewhere in this Joint Proxy Statement-Prospectus. See "Pro Forma Condensed Consolidated Financial Statements". The selected historical financial information for the nine months ended September 30, 1997 and 1996 are derived from the unaudited interim financial statements of ABI and Murdock. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which the respective managements consider necessary for a fair presentation of the financial condition and results of operations for these periods. Results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be attained for any other interim period or for the entire year ending December 31, 1997.

                                                              AT AND FOR THE
                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30                AT OR FOR THE YEAR
                                                              (UNAUDITED)                 ENDED DECEMBER 31
                                                         ---------------------    --------------------------------
AMERICAN BANCSHARES, INC.                                    1997        1996       1996         1995       1994
                                                            ------      ------     ------       ------     ------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:
     Interest income  . . . . . . . . . . . . . . . . . .$  14,173    $ 10,334   $ 14,548     $ 11,409    $  7,274
     Interest expense . . . . . . . . . . . . . . . . . .    7,469       5,263      7,411        6,011       3,627
                                                         ---------    --------   --------     --------    --------
     Net interest income  . . . . . . . . . . . . . . . .    6,704       5,071      7,137        5,398       3,647
     Provision for loan losses  . . . . . . . . . . . . .      615         207        287          483         221
                                                         ---------    --------   --------     --------    --------
     Net interest income after provision
          for loan losses . . . . . . . . . . . . . . . .    6,089       4,864      6,850        4,915       3,426
     Non-interest income  . . . . . . . . . . . . . . . .    2,514       1,416      1,834        1,473         631
     Non-interest expenses  . . . . . . . . . . . . . . .    6,899       5,248      7,279        4,797       3,276
     Provision for income taxes . . . . . . . . . . . . .      659         382        522          573         279
                                                         ---------    --------   --------     --------    --------
     Net Income . . . . . . . . . . . . . . . . . . . . .$   1,045    $    650   $    883     $  1,018    $    502
                                                         =========    ========   ========     ========    ========

CONSOLIDATED PER SHARE DATA:
     Net income:
          Primary . . . . . . . . . . . . . . . . . . . .$    0.26    $   0.18   $   0.24     $   0.46    $   0.26
          Fully diluted . . . . . . . . . . . . . . . . .     0.26        0.17       0.23         0.46        0.26
     Book value, end of period  . . . . . . . . . . . . .     5.01        4.59       4.70         3.97        3.24

SELECTED BALANCE SHEET DATA:
     Total assets . . . . . . . . . . . . . . . . . . . .$ 270,192     201,124   $211,965     $154,948    $127,962
     Cash (including interest bearing accounts) . . . . .   17,086      10,792     21,045        6,768       7,223
     Loans receivable, net  . . . . . . . . . . . . . . .  159,598     130,179    135,109       97,480      74,256
     Mortgage loans held for sale . . . . . . . . . . . .   42,064      20,888     20,351       21,011      21,640
     Investment securities and other
          interest-bearing assets . . . . . . . . . . . .   40,473      30,318     26,111       24,073      20,009
     Deposits . . . . . . . . . . . . . . . . . . . . . .  226,097     169,084    177,203      129,861     115,342
     Borrowed funds . . . . . . . . . . . . . . . . . . .   22,684      12,888     15,113       14,567       5,377
     Shareholders' equity . . . . . . . . . . . . . . . .   20,402      17,931     18,814        9,698       6,807

SELECTED FINANCIAL RATIOS AND OTHER DATA:
     Return on average assets (1) . . . . . . . . . . . .    0.58%        0.44%      0.48%      0.71%        0.50%
     Return on average equity (1) . . . . . . . . . . . .    7.10         7.12       5.24      12.54         8.80
     Average interest earning assets to average
          interest bearing liabilities  . . . . . . . . .    1.17         1.27       1.18       1.13         1.11
     Net yield on average earning assets (2)  . . . . . .    3.98         4.18       4.22       4.07         3.97
     Asset quality ratio  . . . . . . . . . . . . . . . .    0.26         0.44       0.59       0.01         0.01
     Average equity to average total assets . . . . . . .    8.06         6.22       9.23       5.69         5.70
     Risk-based capital ratios:
          Tier I Capital  . . . . . . . . . . . . . . . .   10.92         9.45       9.97       8.66         5.90
          Total risk based capital  . . . . . . . . . . .   11.60         9.91      10.65       9.50         9.12
     Leverage ratio (3) . . . . . . . . . . . . . . . . .    7.74         9.45       7.22       6.33         7.15
     Efficiency ratio (4) . . . . . . . . . . . . . . . .   74.84        80.90      81.14      69.82        76.58
     Allowance for loan losses to total loans . . . . . .    0.65         0.64       0.64       0.80         0.65
     Net charge-offs to average loans, net  . . . . . . .    0.13         0.10       0.23       0.20         0.14

-------------------------------

(1) Information for interim periods ended September 30 have been annualized.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Leverage ratio is Tier I Capital to average total assets.
(4) Non-interest expense divided by net interest income plus non-interest income.

                                                             AT AND FOR THE
                                                           NINE MONTHS ENDED
                                                              SEPTEMBER 30              AT OR FOR THE YEAR
                                                              (UNAUDITED)                ENDED DECEMBER 31
                                                           ------------------      -------------------------------
MURDOCK FLORIDA BANK                                         1997       1996        1996          1995       1994
                                                           -------     ------      ------        ------     ------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:
     Interest income  . . . . . . . . . . . . . . . . . .     $ 3,676    $ 3,653   $  4,883     $  4,417    $  3,913
     Interest expense . . . . . . . . . . . . . . . . . .       1,860      1,922      2,554        2,441       1,931
                                                              -------    -------   ---------    --------    --------
     Net interest income  . . . . . . . . . . . . . . . .       1,816      1,731      2,329        1,976       1,982
     Provision for loan losses  . . . . . . . . . . . . .          71        148        228          219          70
                                                              -------    -------   --------     --------    --------
     Net interest income after provision
          for loan losses . . . . . . . . . . . . . . . .       1,745      1,583      2,101        1,757       1,912
     Non-interest income  . . . . . . . . . . . . . . . .         376        482        314          613         493
     Non-interest expenses  . . . . . . . . . . . . . . .       1,483      2,111      2,577        2,640       2,078
     Provision for income taxes (benefits)  . . . . . . .         243        (17)       (61)        (102)        117
                                                              -------    -------   --------     --------    --------
     Net Income . . . . . . . . . . . . . . . . . . . . .     $   395    $   (29)  $   (101)    $   (168)   $    210
                                                              =======    =======   ========     ========    ========

PER SHARE DATA:
     Net income (loss):
          Primary . . . . . . . . . . . . . . . . . . . .     $  1.03    $ (0.08)  $  (0.26)    $  (0.44)   $   0.65
          Fully diluted . . . . . . . . . . . . . . . . .        1.03      (0.08)     (0.26)       (0.44)       0.65
     Book value, end of period  . . . . . . . . . . . . .       13.46      11.97      12.18        12.82       12.15

SELECTED BALANCE SHEET DATA:
     Total assets . . . . . . . . . . . . . . . . . . . .    $ 62,874    $62,461   $ 61,665     $ 64,045    $ 55,939
     Cash and due from banks  . . . . . . . . . . . . . .       1,147      1,422      1,185        3,240       1,261
     Interest-bearing deposits with banks . . . . . . . .       1,378        793        746          633         539
     Investment securities  . . . . . . . . . . . . . . .      17,573     16,722     16,822       15,774      15,737
     Loans receivable, net  . . . . . . . . . . . . . . .      39,765     39,824     40,156       40,606      34,139
     All other assets   . . . . . . . . . . . . . . . . .       3,011      3,700      2,756        3,792       4,263
     Deposits . . . . . . . . . . . . . . . . . . . . . .      56,976     56,694     55,230       56,866      50,266
     Borrowed funds . . . . . . . . . . . . . . . . . . .          --         --      1,300        1,500         600
     All other liabilities  . . . . . . . . . . . . . . .         714      1,160        445          745         396
     Shareholders' equity . . . . . . . . . . . . . . . .       5,184      4,607      4,690        4,934       4,677

SELECTED FINANCIAL RATIOS AND OTHER DATA:
     Return on average assets (1) . . . . . . . . . . . .        0.84%     (0.06)%    (0.16)%      (0.28)%      0.36%
     Return on average equity (1) . . . . . . . . . . . .       10.64      (0.83)     (2.16)       (3.49)       4.58
     Average interest earning assets to average
          interest bearing liabilities  . . . . . . . . .        1.14       1.11       1.11         1.09        1.09
     Interest-rate spread during the period (2) . . . . .        3.42       3.37       3.40         3.10        3.29
     Net yield on average earning assets (3)  . . . . . .        4.01       3.85       3.89         3.49        3.59
     Asset quality ratio  . . . . . . . . . . . . . . . .
     Average equity to average total assets . . . . . . .        7.93       7.43       7.46         8.02        7.94
     Non-interest expense to average total assets . . . .        3.17       4.49       4.12         4.40        3.60
     Net interest income to non-interest expense  . . . .
     Risk-based capital ratios:
          Tier I Capital  . . . . . . . . . . . . . . . .       15.78      14.53      14.76        14.00       16.05
          Total risk based capital  . . . . . . . . . . .       17.04      15.79      16.02        15.26       17.71
     Leverage ratio (4) . . . . . . . . . . . . . . . . .        8.16       7.35       7.63         7.58        8.89

ASSET QUALITY RATIOS:
     Allowance for loan losses to total loans . . . . . .        1.94%      1.71%      1.84%        1.61%       2.21%
     Allowance for loan losses to nonperforming loans . .         299        255        332           54          68
     Total nonperforming loans to total loans (5) . . . .        0.65       0.67       0.55         2.96        3.15
     Nonperforming assets to total loans plus
          other real estate (5) . . . . . . . . . . . . .        0.77       2.26       0.78         5.84        7.54
     Nonperforming assets to total assets . . . . . . . .        0.52       1.49       0.52         3.88        4.93
     Net charge-offs to average loans, net  . . . . . . .        0.04       0.29       0.32         0.81        0.02

------------------

(1) Information for the interim periods ended September 30, have been annualized.
(2) Difference between weighted-average yield on all interest-earning assets and weighted-average rate on all interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Leverage ratio is Tier I capital to average total assets.
(5) Nonperforming loans include non-accruing loans, and loans past due 90 days or more and still accruing. Nonperforming assets include nonperforming loans plus other real estate.

                  PRO FORMA COMBINED AMERICAN BANCSHARES, INC.
                            AND MURDOCK FLORIDA BANK

                         SELECTED FINANCIAL INFORMATION

                                                              NINE MONTHS ENDED              AT OR FOR THE YEAR
                                                                SEPTEMBER 30                 ENDED DECEMBER 31
                                                            --------------------      -------------------------------
                                                             1997          1996        1996          1995       1994
                                                            ------        ------      ------        ------     ------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:
     Interest income  . . . . . . . . . . . . . . . . . .  $  17,849   $  13,987   $  19,431    $  15,826   $  11,187
     Interest expense . . . . . . . . . . . . . . . . . .      9,329       7,185       9,965        8,452       5,558
                                                           ---------   ---------   ---------    ---------   ---------
     Net interest income  . . . . . . . . . . . . . . . .      8,520       6,802       9,466        7,374       5,629
     Provision for loan losses  . . . . . . . . . . . . .        686         355         515          702         291
                                                           ---------   ---------   ---------    ---------   ---------
     Net interest income after provision
          for loan losses . . . . . . . . . . . . . . . .      7,834       6,447       8,951        6,672       5,338
     Non-interest income  . . . . . . . . . . . . . . . .      2,890       1,898       2,148        2,086       1,124
     Non-interest expenses  . . . . . . . . . . . . . . .      8,382       7,359       9,856        7,437       5,354
     Provision for income taxes . . . . . . . . . . . . .        902         365         461          471         396
                                                           ---------   ---------   ---------    ---------   ---------
     Net Income . . . . . . . . . . . . . . . . . . . . .  $   1,440   $     621   $     782    $     850   $     712
                                                           =========   =========   =========    =========   =========

CONSOLIDATED PER SHARE DATA:
     Net income:
          Primary . . . . . . . . . . . . . . . . . . . .  $    0.29   $    0.14   $    0.17    $    0.27   $    0.26
          Fully diluted . . . . . . . . . . . . . . . . .       0.29        0.13        0.16         0.27        0.25
     Book value, end of period  . . . . . . . . . . . . .       5.15        4.66        4.77         4.40        3.88

SELECTED BALANCE SHEET DATA:
     Total assets . . . . . . . . . . . . . . . . . . . .    333,066     263,585     273,630      218,993     183,901
     Cash (including interest bearing accounts) . . . . .     19,611      13,007      22,976       10,641       9,023
     Loans receivable, net  . . . . . . . . . . . . . . .    199,363     170,003     175,265      138,086     108,395
     Mortgage loans held for sale . . . . . . . . . . . .     42,064      20,888      20,351       21,011      21,640
     Investment securities and other
          interest-earning assets . . . . . . . . . . . .     58,046      47,040      42,933       39,847      35,746
     Deposits . . . . . . . . . . . . . . . . . . . . . .    283,073     225,778     232,433      186,727     165,608
     Borrowed funds . . . . . . . . . . . . . . . . . . .     22,684      12,888      16,413       16,067       5,977
     Shareholders' equity . . . . . . . . . . . . . . . .     25,586      22,538      23,504       14,632      11,484

SELECTED FINANCIAL RATIOS AND OTHER DATA:
     Return on average assets (1) . . . . . . . . . . . .       0.63%       0.32%       0.33%        0.44%       0.47%
     Return on average equity (1) . . . . . . . . . . . .       7.80        4.92        3.63         6.58        6.91
     Average interest earning assets to average
          interest bearing liabilities  . . . . . . . . .     116.73      122.50      116.10       111.52      108.47
     Net yield on average earning assets (2)  . . . . . .       2.99        3.03        4.14         3.90        3.85
     Asset quality ratio  . . . . . . . . . . . . . . . .       8.07        9.92        9.17         6.68        6.73
     Average equity to average total assets . . . . . . .     101.65       92.43       96.04        99.15      105.14
     Net interest income to non-interest expense  . . . .
     Efficiency ratio . . . . . . . . . . . . . . . . . .      73.46       84.59       84.86        78.62       79.28
     Risk-based capital ratios:
          Tier I Capital  . . . . . . . . . . . . . . . .      11.64       10.17       10.66        12.19        7.93
          Total risk-based capital  . . . . . . . . . . .      12.61       10.78       11.48        12.84       11.45
     Leverage ratio (3) . . . . . . . . . . . . . . . . .       7.85        8.93        7.33         6.72        7.81

ASSET QUALITY RATIOS:
     Allowance for loan losses to total loans . . . . . .       1.05%       0.97%       1.00%        1.16%       1.28%
     Net charge-offs to average loans, net  . . . . . . .       0.19        0.16        0.20         0.32        0.10
-------------

(1)  Information for interim periods ended September 30 have been annualized.
(2) Represents net interest income as a percent of average interest-earning assets.
(3)  Leverage ratio is Tier 1 Capital to average total assets.

                              THE SPECIAL MEETINGS
GENERAL

         This Joint Proxy Statement-Prospectus is being furnished (i) to the holders of ABI Common Shares in connection with the solicitation of proxies by the ABI Board for use at the ABI Special Meeting to be held at the Oakmont Theatres, 4801 Cortez Road West, Bradenton, Florida on March 12, 1998, at 10:00 a.m. to consider and vote upon the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of ABI Common Shares upon consummation of the Merger, and the approval of each of the Amendments, and to transact such other business as may properly come before the ABI Special Meeting or any adjournment or postponement thereof, and (ii) to the holders of Murdock Common Stock in connection with the solicitation of proxies by the Murdock Board for use at the Murdock Special Meeting to be held at Murdock's offices located at 1777 Tamiami Trail, Murdock, Florida on March 12, 1998, at 5:00 p.m. to consider and vote upon the approval of the Merger Agreement and to transact such other business as may properly come before the Murdock Special Meeting or any adjournment or postponement thereof.

         Each copy of this Joint Proxy Statement-Prospectus mailed to the ABI Shareholders is accompanied by a form of proxy for use at the ABI Special Meeting and each copy of this Joint Proxy Statement-Prospectus mailed to Murdock Stockholders is accompanied by a form of proxy for use at the Murdock Special Meeting.

         This Joint Proxy Statement-Prospectus also is furnished by ABI to Murdock Stockholders as a prospectus in connection with the issuance by ABI of the ABI Common Shares upon consummation of the Merger.

RECORD DATE AND VOTING RIGHTS

         ABI. The ABI Board has fixed the close of business on January 30, 1998, as the ABI Record Date for the determination of the holders of ABI Common Shares entitled to notice of, and to vote at the ABI Special Meeting or any adjournment or postponement thereof. At the close of business on the ABI Record Date, there were 4,070,458 ABI Common Shares issued and outstanding held by approximately 960 holders of record. Each ABI Common Share outstanding on the ABI Record
Date is entitled to one vote as to each matter as may properly come before the ABI Special Meeting. The holders of a majority of the outstanding ABI Common Shares as of the ABI Record Date, present in person or represented by proxy, will constitute a quorum at the ABI Special Meeting.

         Murdock. The Murdock Board has fixed the close of business on January 30, 1998, as the Murdock Record Date for the determination of the holders of Murdock Common Stock entitled to notice of, and to vote at the Murdock Special Meeting or any adjournment or postponement thereof. At the close of business on the Murdock Record Date, there were 385,015 shares of Murdock Common Stock issued and outstanding held by approximately 355 holders of record. Each share of Murdock Common Stock outstanding on the Murdock Record Date is entitled to one vote as to each matter as may properly come before the Murdock Special Meeting. The holders of a majority of the outstanding Murdock Common Stock as of the Murdock Record Date, present in person or represented by proxy, will constitute a quorum at the Murdock Special Meeting.

VOTE REQUIRED

         ABI. Approval of the Merger Agreement and the transactions contemplated thereby (Proposal 1), including the issuance of ABI Common Shares upon consummation of the Merger, and approval of each of the Amendments set forth in Proposals 2 through 5, requires that the votes cast in favor of the proposal being considered exceed the votes cast against that proposal at a meeting where a quorum is present. Under Florida law, amendments to articles of incorporation which seek to establish greater or lesser voting requirements must be approved by voting requirements in effect at the time of the vote or by the voting requirement proposed to be adopted, whichever is greater. Accordingly, Proposal 6 must be approved by 66 2/3% of the outstanding ABI Common Shares and Proposal 7 must be approved by a majority of the outstanding ABI Common Shares. See "The ABI Proposed Amendments".

         Under Florida law, approval of the ABI Shareholders is not required in order for ABI to consummate the Merger or to issue ABI Common Shares in connection therewith. Rules of the Nasdaq National Market, however, provide that the issuance of ABI Common Shares upon the consummation of the Merger must be approved by the ABI Shareholders because the issuance of ABI Common Shares in connection with the Merger may constitute more than twenty percent of the total number of voting shares of ABI outstanding immediately prior to the Merger. Although the issuance of ABI Common Shares at the 2.4 Exchange Ratio will only represent 18.5% of the outstanding ABI Common Shares following the Merger, in the event that the Exchange Ratio is increased to 2.65 upon the occurrence of certain events set forth in the Merger Agreement, the number of ABI Common Shares that may be issued upon consummation of the Merger would represent in excess of 20% of the outstanding ABI Common Shares following the Merger. See "The Merger - Terms of the Merger". At the ABI Special Meeting, ABI Shareholders also will be presented with proposals to approve and adopt the Amendments to the ABI Articles, which Amendments do require shareholder approval under Florida law. The proposed Amendments are not related to the Merger proposal and will be considered independently therefrom. Further, each Amendment proposal will be considered independently from the other Amendment proposals. See "The ABI Proposed Amendments".

         As of the ABI Record Date, the directors and executive officers of ABI and their affiliates owned a total of approximately 484,769 shares, or 11.91%, of the outstanding ABI Common Shares, all of which are expected to be voted in favor of the Merger Agreement and each of the Amendments.

         Since action on Proposals 1 through 5 being submitted to ABI Shareholders at the ABI Special Meeting requires that the votes cast in favor of such action exceed the votes cast opposing such action at a meeting where a quorum is present, abstentions and broker non-votes will have no effect under Florida law. A broker non-vote generally occurs when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions on the matter. All abstentions and broker non-votes will be counted as present for determining the existence of a quorum; but since they are neither votes cast in favor of, nor votes cast opposing a proposed action, abstentions and broker non-votes will have no impact on the outcome of the vote taken at the ABI Special Meeting with respect to Proposals 1 through 5 and will not be counted as votes cast on such matters. Since, however, Proposals 6 and 7 requires the affirmative vote of 66 2/3% and 50%, respectively, of the outstanding ABI Common Shares, the failure to vote the shares in favor of Proposal 6 or 7 for any reason whatsoever -- whether by withholding their vote, abstaining or by causing a broker or non-vote -- will have the same effect as a vote cast opposing such proposals.

         Murdock. Approval of the Merger Agreement by the Murdock Stockholders requires the affirmative vote of a majority of the shares entitled to be voted on the matter by holders of record of Murdock Common Stock on the Murdock Record Date. Since approval of the Merger Agreement requires the affirmative vote



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



of a majority of the issued and outstanding shares of Murdock Common Stock as of the Murdock Record Date, the failure to vote the shares in favor of the Merger Agreement for any reason whatsoever -- whether by withholding the vote, by abstaining, or by causing a broker non-vote -- will have the same effect as a vote cast opposing the Merger Agreement.

         SINCE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF MURDOCK COMMON STOCK, THE MURDOCK BOARD URGES ITS STOCKHOLDERS TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

         As of the Murdock Record Date, the directors and executive officers of Murdock and their affiliates beneficially owned approximately 115,072 shares, or 29.9%, of the outstanding Murdock Common Stock entitled to vote at the Murdock Special Meeting. Pursuant to the terms of the Merger Agreement, each of such directors and executive officers has agreed to vote their shares in favor of the Merger Agreement and has entered into an agreement with ABI to that effect. Similar agreements of their spouses also shall be furnished to ABI.

VOTING AND REVOCATION OF PROXIES

         ABI Common Shares and shares of Murdock Common Stock represented by properly executed proxies received prior to or at the appropriate Special Meeting will be voted in accordance with the instructions indicated on such proxies, unless revoked as described below. If a proxy is signed and returned without giving any voting instructions, it will be voted FOR approval of the Merger Agreement (in the case of proxies for Murdock), or FOR the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of ABI Common Shares upon consummation of the Merger, and FOR the approval of each Amendment (in the case of proxies for ABI). Neither ABI nor Murdock is aware of any business to be presented at their respective Special Meetings other than as described herein. If, however, any other matters are properly brought before any Special Meeting for consideration, the persons appointed as proxies will have the discretion to vote or act thereon according to their best judgment.

         Any proxy given pursuant to this solicitation may be revoked by the person giving it at anytime before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Secretary of ABI (for ABI Shareholders) or with the Secretary of Murdock (for Murdock Stockholders), or by voting in person at the appropriate Special Meeting. Attendance at a Special Meeting will not in and of itself constitute revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of ABI proxies should be addressed to American Bancshares, Inc., 4702 Cortez Road West, Bradenton, Florida 34210 - Attention:
Secretary. All written notices of revocation and other communication with respect to the revocation of Murdock proxies should be addressed to Murdock Florida Bank, 1777 Tamiami Trail, Murdock, FL 33948-1051 - Attention: Secretary.

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers, and other employees of ABI, the Bank, and Murdock, who will not be specially compensated for such service, may solicit proxies from the shareholders of ABI or Murdock, as the case may be, personally or by telephone or telegram or other forms of communication. Brokerage houses, banks, and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners and to obtain authorization for the execution of



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



proxies. Upon request, those persons and entities will be reimbursed for their reasonable expenses incurred in forwarding the proxy materials to beneficial owners.

         Each of ABI and Murdock shall bear their own costs and expenses of soliciting proxies from their respective shareholders, except that ABI has agreed pursuant to the Merger Agreement to pay one half of Murdock's proxy soliciting costs and expenses, including those related to the preparation, printing, and mailing of this Joint Proxy Statement-Prospectus.

         No person is authorized to give any information or to make any representation not contained in this Joint Proxy Statement-Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by ABI, the Bank, or Murdock, or any other person. The delivery of this Joint Proxy Statement-Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of ABI, the Bank, or Murdock since the date of this Joint Proxy Statement-Prospectus.

                    MURDOCK STOCKHOLDERS SHOULD NOT SEND ANY
                   STOCK CERTIFICATES WITH THEIR PROXY CARDS.



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



                                   THE MERGER

         The following is a summary of the material terms and provisions of the Merger Agreement, but it does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A (except for certain exhibits thereto) to this Joint Proxy Statement-Prospectus and is incorporated herein by reference. All shareholders are urged to read the Merger Agreement and the other Appendices hereto in their entirety.

BACKGROUND OF THE MERGER

         From time to time in prior years, Murdock had received unsolicited informal acquisition inquiries from financial institutions and individuals. In a few instances, Murdock entered into confidentiality letter agreements and exchanged information with potential acquisition suitors. However, in the two years preceding August 1997, none of these informal approaches had resulted in a formal acquisition proposal at a price and on terms deemed worthy of serious consideration by the Murdock Board.

         ABI, which has determined to increase its market presence and expand its business operations on the west coast of Florida, identified Murdock as an opportunity to expand its geographic base into one of the fastest growing regions in the State of Florida. In August 1997, representatives of ABI, including Gerald L. Anthony, President and Chief Executive Officer of ABI, met informally with several Murdock directors, including Robert L. Andreasen. At this meeting, ABI discussed its general business strategy and indicated its interest in exploring the possible acquisition of Murdock. During the course of this meeting, ABI discussed a possible range of values and type of consideration for an acquisition of Murdock. The Murdock Board was informed of the substance of this first meeting. The Murdock Board authorized the execution of a confidentiality letter agreement and the exchange of financial and other information with ABI and its representatives.

         At or about this same time, Murdock received an informal inquiry from another financial institution (the "Other Institution") regarding the Other Institution's interest in exploring the possibility of acquiring Murdock. The Murdock Board was advised of this inquiry and authorized the execution of a confidentiality agreement and the exchange of information with the Other Institution.

         The Murdock Board authorized Mr. Andreasen, and directors Leo Wotitzky and Charles E. Taylor Jr. (Chairman of the Board), to act on behalf of the Murdock Board, in dealings with ABI and the Other Institution. The Murdock Board also authorized the engagement of Ewing to act as financial advisor to the Murdock Board. Ewing was selected by the Murdock Board because, among other things, Ewing was a recognized investment banking firm specializing in financial institutions and had substantial experience in representing Florida based community banks in acquisition transactions. Ewing was familiar with both the pricing and terms of other recent acquisitions of Florida based community banking institutions and with the financial condition, results of operations, and prospects of ABI and the Other Institution. In addition, because of its familiarity with financial institutions in the southeast, Ewing was able to effectively assist Murdock in determining if there were other potential acquisition suitors with an interest in pursuing acquisition discussions on acceptable terms and conditions. Subsequent to the initial meeting with ABI, Murdock also advised its special counsel of developments and such counsel thereafter provided legal services to Murdock in connection with the acquisition proposals then under consideration. Such counsel was present in person or by telephone at all the Murdock Board meetings held in September 1997.

         There followed additional contacts and discussions involving representatives of both ABI and the Other Institution and representatives of Murdock. In mid-August 1997, ABI made an acquisition proposal to



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



Murdock. On or about September 5, 1997, the Other Institution made an acquisition proposal to Murdock. Each proposal, among other things, contemplated an acquisition of Murdock in which Murdock would be merged into a subsidiary of the acquiring institution and each share of Murdock stock would be exchanged for shares of stock of the acquiring institution. Each proposal was made subject to certain other terms and conditions and proposed to set the exchange ratio based upon the trading price of the acquiror's stock at the time a definitive agreement was executed by the parties. The proposal from the Other Institution valued Murdock at approximately $10 million and the ABI proposal valued Murdock at $10.5 million.

         The Murdock Board held formal meetings on September 3, 1997, September 6, 1997, September 16, 1997, September 17, 1997, and September 23, 1997, to consider the status of and the terms and conditions of the acquisition proposals from ABI and the Other Institution, and to consider whether there were other possible acquisition suitors with an interest in pursuing discussions with Murdock at appropriate price levels. Ewing's President, Benjamin Bishop, was present either in person or by telephone at the Murdock Board meetings held on September 3, 1997, September 16, 1997, September 17, 1997, and September 23, 1997. Mr. Bishop made a lengthy general presentation to the Murdock Board at the September 3, 1997 meeting reviewing recent trends, pricing and other terms in financial institutions acquisitions and specifically reviewing information regarding ABI and the Other Institution and the performance of the publicly traded stock of each such company. Mr. Bishop made additional presentations to the Murdock Board at its September 16, 1997, September 17, 1997, and September 23, 1997 meetings. These presentations focused on the specific terms and conditions of the proposals from ABI and the Other Institution. In addition, Ewing consulted informally with representatives of Murdock during September 1997 as discussions with the acquisition suitors progressed.

         In August and early September, representatives of the Other Institution and of Murdock engaged in serious discussions of the terms and conditions of the proposed acquisition. Representatives of the Other Institution made a formal presentation and delivered an acquisition proposal to the Murdock Board at its meeting on September 6, 1997. This presentation included information about the current and future business strategy and operating philosophy of the Other Institution and the structure of the acquisition pursuant to which Murdock would merge into a subsidiary of the Other Institution and Murdock's stockholders would receive shares of the Other Institution's stock in exchange for their Murdock stock (based upon the market price of the Other Institution's stock and subject to certain terms and conditions in the proposal). This meeting afforded the Murdock directors an opportunity to ask questions of and receive answers from the representatives of the Other Institution. The Murdock Board noted that the Other Institution was substantially larger than ABI, the stock of the Other Institution was more broadly distributed than was ABI's stock, and the stock of the Other Institution paid a modest dividend.

         ABI's representatives made a formal presentation and delivered an acquisition proposal to the Murdock Board at its meeting on September 16, 1997. ABI's presentation included detailed information about ABI's history, current and future business strategy and operating philosophy and historical stock prices and market liquidity. The presentation addressed the structure of the acquisition pursuant to which Murdock would merge into the Bank and Murdock Stockholders would receive ABI Common Shares in exchange for their Murdock Common Stock (based upon the market price of ABI Common Shares and subject to certain terms and conditions in the proposal). The presentation also addressed ABI's plans for the operation of the successor institution as a community banking institution, the role of management in the successor institution, and the manner in which Murdock employees would be treated. This meeting afforded the Murdock directors an opportunity to ask numerous questions of and receive answers from the ABI representatives.

         Following the September 16, 1997 Murdock Board meeting, the negotiating committee of Messrs. Andreasen, Taylor, and Wotitzky met with representatives of ABI. As a result of this meeting, ABI modified its proposal, increasing ABI's valuation of Murdock from $10.5 million to $11.25 million.



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




         Ewing had previously provided the Murdock Board with its analysis of the terms and conditions of the offers from ABI and the Other Institution, including the recent historical and possible future performance of the stock of each potential acquisition suitor. Based upon the then current price of the stock set for both ABI and the Other Institution, and after taking into account the other terms and conditions of the two proposals, the view of Ewing on the two proposals and certain other factors deemed relevant, the Murdock Board concluded that the proposal of the Other Institution was of lower value to the Murdock Stockholders than the modified ABI proposal. When the Other Institution was advised that Murdock was considering a competing acquisition proposal Murdock believes to be of greater value than the proposal of the Other Institution, the Other Institution withdrew its proposal and no additional discussions were conducted with the Other Institution.

         Thereafter, the Murdock Board, at its September 17, 1997 meeting, was formally advised of the terms of the improved ABI proposal and of developments with the Other Institution. Prior to the meeting, the directors had been provided with copies of draft acquisition agreements submitted by ABI and the Other Institution. Ewing presented its analysis of the two proposals. The Murdock Board then authorized its negotiating committee and Mr. Andreasen, in consultation with counsel and Ewing, to proceed with the negotiation of a definitive acquisition agreement with ABI. Copies of the draft Merger Agreement, as the same was modified as a result of negotiations, were distributed to Murdock's directors.

         Upon conclusion of the negotiation of the terms and conditions of the Merger Agreement, the Murdock Board held a special meeting on September 23, 1997. Prior to this meeting, the directors had been provided with the definitive form of Merger Agreement. At this meeting, Ewing reported that it had informally contacted four financial institutions that in Ewing's view would have been the most likely to have an interest in pursuing an acquisition transaction with Murdock. None of these institutions, Ewing reported, had an interest in pursuing acquisition discussions at the price level of the ABI transaction. The Murdock Board again reviewed the material terms of the Merger Agreement and the Merger, including the latest changes in the document resulting from the negotiations with ABI. Ewing delivered an oral opinion that the terms of the Merger were fair, from a financial point of view, to the Murdock Stockholders. Ewing's oral opinion was confirmed by its written opinion dated October 17, 1997. After discussions and deliberation, the Murdock Board approved the Merger and the Merger Agreement. Thereafter, on September 23, 1997, Mr. Andreasen, at the direction of the Murdock Board, executed the Merger Agreement.

REASONS FOR THE MERGER

         ABI Reasons for Merger and Recommendation of ABI Board. The strategy of the ABI Board for enhancing long term value for its shareholders is to increase market share and expand its banking operations on the west coast of Florida. The ABI Board has adopted a strategic plan to grow and expand its market presence through acquisitions and the opening of new branches. Pursuant to this strategy, management of ABI, at the direction of the ABI Board, continually seeks, explores, and evaluates acquisition opportunities, and makes formal and informal inquiries of interest with potential acquisition candidates such as the combination of Murdock with ABI. The ABI Board believes that the proposed Merger with Murdock provides it with an opportunity to expand its geographic base and market share into one of the fastest growing regions in the State of Florida.

         In reaching its determination to approve the acquisition of Murdock pursuant to the terms of the Merger Agreement, the ABI Board consulted with its management, its financial and legal advisors, and considered a number of factors. The ABI Board did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors. Among such factors, the ABI Board considered the following, which it believed to be all the material factors:

         (i) The effect that the Merger would have in expanding ABI's market share and geographic base on the west coast of Florida.

         (ii) ABI Board's familiarity with and review of Murdock's business, results of operations, prospects, and financial condition.

         (iii) The economic conditions and prospects for the markets in which ABI and Murdock operate, including the opportunities for ABI to increase commercial lending activities at Murdock.

         (iv) Information concerning the business, results of operations, asset quality, and financial condition of each of ABI and Murdock and on a combined basis, and the prospects for further growth following the Merger. In this regard, ABI gave strong consideration to the results of the due diligence review conducted by its management of Murdock's banking operations, and in particular its asset quality, the amounts maintained in its loan loss reserves, and the impact thereof on ABI's reserve ratios.

         (v) ABI's belief that the Merger will provide revenue growth opportunities by increasing the market area in which ABI will be able to effectively offer its products and services and to utilize its marketing and technology resources. ABI noted that the expansion into Murdock's market area would not only allow the Bank to service two rapidly growing areas and provide all the potential business growth associated therewith, but also provides an opportunity to reap the benefits of its technology and its marketing efforts over a broader market area for little additional incremental cost.

         (vi) Information with respect to the historical trading ranges and multiples for ABI Common Shares and the expected trading ranges and multiples following the Merger.

         (vii) The expectation that the Merger will be accounted for under the "pooling-of-interests" method of accounting.

         (viii) The non-financial terms and conditions of the Merger Agreement, including the structure of the Merger.

         (ix) The likelihood of the Merger being approved by the appropriate regulatory authorities.

         Each of the above factors support, directly or indirectly, the determination of the ABI Board as to the fairness of the Merger. Accordingly, based on all the foregoing factors, and such other matters as deemed relevant, the ABI Board unanimously approved and adopted the Merger Agreement, the Merger, and the issuance of ABI Common Shares in connection therewith.

         THE ABI BOARD BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, ABI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ABI SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE ISSUANCE OF ABI COMMON SHARES UPON CONSUMMATION OF THE MERGER.

         Murdock Reasons for Merger and Recommendation of Murdock Board. In evaluating and determining to approve the Merger Agreement, the Murdock Board, with the assistance of Ewing and outside counsel, considered a variety of factors and based its opinion as to the fairness of the transactions contemplated by the Merger Agreement primarily on the following factors:

         (i) The lack of liquidity for Murdock Common Stock, the consideration to be received by Murdock Stockholders in the Merger in relation to the current book value of Murdock Common Stock, and the opportunity for Murdock Stockholders to earn a premium return on their investment.

         (ii) The fact that the Merger would afford Murdock Stockholders the opportunity to exchange their shares for an ownership interest in a combined enterprise which was larger and had greater financial resources than Murdock on a stand-alone basis, and whose securities were publicly traded.

         (iii) The compatibility of the respective businesses and the management philosophies of Murdock and ABI, including the desires of Murdock and ABI to expand their banking operations.

         (iv) The fact that if Murdock wanted to increase profitability, significant capital would have to be raised from outside sources, possibly from a public offering, and the opinion of the Murdock Board that the ability to maximize the stockholder value with the current ABI offer was a better choice in relation to the risks and uncertainties associated with raising additional capital as a first step to increase Murdock's profitability and thus maximize stockholder value.

         (v) The financial terms of the Merger, including the value of consideration offered, the premium to book value paid, prices paid in comparable transactions, relative earnings per share, and shareholders' equity of ABI and Murdock. In this regard, the Murdock Board considered the lack of liquidity for Murdock Common Stock and the active trading market for the ABI Common Shares, as well as the future prospects for appreciation of such stock.

         (vi) The future prospects of Murdock and possible alternatives to the proposed Merger, including the prospects of continuing as an independent institution. In this regard, the Murdock Board considered the range of values of such alternatives, and the likelihood of achieving these values. The Murdock Board also considered the market and credit risks of proceeding independently, the timing of the Merger, and the prospects of receiving a better financial offer from another locally based institution having the same commitment to, and understanding of, its customers.

         (vii) The financial presentation by and opinion of Ewing that the terms of the Merger as provided in the Merger Agreement were fair, from a financial point of view, to Murdock Stockholders. The opinion of Ewing is set forth in Appendix B to this Joint Proxy Statement-Prospectus. See "The Merger -- Opinion of Murdock's Financial Advisor".

         (viii) Information with respect to the financial condition, results of operations, and the prospects of Murdock and the current industry, economic, and market conditions, as well as the risks associated with achieving those prospects.

         (ix) The non-financial terms and structure of the transaction, in particular, the fact that the Merger is intended to qualify as a tax-free reorganization to Murdock Stockholders for federal income tax purposes.

         (x) The financial report of Ewing reviewing a comparison of Murdock to certain peer banking organizations and the consideration paid in comparable merger transactions.

         (xi) The business, financial, and earning prospects of ABI, the potential for growth in ABI Common Shares, and the competence, integrity, and experience of ABI and its management.

         (xii) The social and economic effects of the Merger on Murdock and its employees, depositors, loan and other customers, creditors and other constituencies of the community in which Murdock operates and is located. The Murdock Board considered the terms of employee benefits to be received, the proposed structure and operation of the resultant financial institution as a branch of a Florida based community bank following the Merger, and the commitment to customer quality and services that ABI would provide to Murdock's customers and depositors.

         (xiii) The likelihood of the proposed Merger being approved by appropriate regulatory authorities.

         Each of the above factors support, directly or indirectly, the determination of the Murdock Board as to the fairness of the Merger. Accordingly, based on all of the foregoing factors, and such other matters as deemed relevant, the Murdock Board unanimously approved and adopted the Merger Agreement and the Merger. The Murdock Board did not quantify or attempt to assign relative weights to the specific factors considered in reaching its determination; however, the Murdock Board did place special emphasis on the consideration payable in the proposed Merger and the receipt of a favorable fairness opinion from its financial advisor. See "The Merger - Opinion of Murdock's Financial Advisor".

         THE MURDOCK BOARD BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, MURDOCK AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT MURDOCK SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

OPINION OF MURDOCK'S FINANCIAL ADVISOR

         General. Murdock retained Ewing in August, 1997 for the purpose of rendering its opinion to Murdock as to the fairness, from a financial point of view, to the shareholders of Murdock of the terms of the proposed Merger Agreement with ABI. On September 23, 1997, Ewing delivered to the Board of Directors of Murdock its preliminary oral opinion that, based upon the proposed terms of the proposed offer by ABI and subject to certain assumptions, the offer to the Murdock Stockholders proposed by ABI was fair from a financial point of view. Ewing issued its written opinion on October 17, 1997. On January 23, 1998, Ewing confirmed and updated its opinion by delivering a written opinion that, as of such date, the terms of the Merger were fair, from a financial point of view, to the Murdock Stockholders.

         No limitations were imposed on the scope of Ewing's analysis or the procedures followed by Ewing in rendering its opinion. Ewing's opinion is directed to the Murdock Board only and does not constitute a recommendation to a Murdock Stockholder as to how such stockholder should vote on the Merger. Ewing has not been requested to opine as to and the opinion does not address the underlying business decision by the Murdock Board to enter into the Merger.

         In issuing its opinion, Ewing assumed and relied upon the accuracy and completeness of the financial and other information used by it in arriving at its opinion as provided by Murdock. Ewing made no independent verification of the supplied information, nor did Ewing conduct a physical inspection of the properties and facilities of Murdock, nor did Ewing make or obtain any evaluation or appraisal of the assets or liabilities of Murdock, nor did Ewing review any credit or loan files from Murdock's loan portfolio. The opinion is based upon market and economic conditions as they existed on the date of the opinion.

         The full text of Ewing's opinion is attached as Appendix B to this Joint Proxy Statement-Prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to Appendix B. Murdock Stockholders are urged to read the opinion in its entirety.

         In arriving at its opinion, Ewing reviewed and analyzed: (i) the Merger Agreement; (ii) financial and operating information with respect to the business, operations, and prospects of Murdock furnished to it by Murdock; (iii) a comparison of the historical financial results of Murdock with those of other banks in Florida which it determined relevant; (iv) a comparison of the financial terms of the Merger with the terms of selected other recent transactions in Florida which it determined comparable; (v) a review of the trading patterns of ABI Common Shares as to how their market value compared with other comparable regional bank holding companies. Ewing had discussions with the management of Murdock concerning its historical operations and future prospects and undertook analyses and investigations as it deemed appropriate. Ewing also considered the fact that the Murdock Board had authorized a program for holding discussions with other acquirors who had expressed interest, and Ewing, at the request of the Murdock Board, contacted other institutions believed to have had an interest in entering Murdock's market in Sarasota and Charlotte Counties. None of the parties contacted by Ewing expressed an interest in pursuing a merger with Murdock. Negotiations were subsequently held with ABI and one other institution that had previously contacted Murdock, and ABI's offer was selected by the Murdock Board. In the event that Murdock's termination rights are triggered and Murdock requests Ewing to opine as to the fairness of the new merger consideration, Ewing's fairness opinion will be revised.

         The following paragraphs summarize the most pertinent portions of the financial and comparative analysis prepared by Ewing in arriving at its opinion. The following summary does not purport to be a complete description of the analysis performed or the matters considered by Ewing in arriving at its opinion.

         Trading History of Murdock Common Stock. In view of the fact that the shares of Murdock are closely held, Ewing found that there was no meaningful trading market in the shares of Murdock.

         Selection of Valuation Method. In valuing financial institutions, there are several methods available to determine if a prospective transaction is fair, from a financial point of view, to the shareholders of the institution to be acquired. These methods include: (i) Comparison Method: A comparison of the purchase price of the transaction with prices paid for similar banks based on ratios commonly used in the industry including price/book, price/earnings, and price/deposits; (ii) Control Premium Method: This method only applies to selling companies where there is a public market for their shares, and, as there is not an active market for the shares of Murdock, this method does not apply; (iii) Net Asset or Liquidating Value Method: This method does not generally apply to profitable, growing banks and is only used in periods of severely depressed markets; (iv) Discounted Cash Flow Method: This method is often used in valuing banks, but Ewing's experience is that this method has less validity in valuing small banks. The method is based on the ability to accurately forecast earnings and dividends for a period of years with an estimate of the value of a projected sale at the end of the period. The present value of these projected cash flows representing the value of Murdock is determined by using an array of discount rates reflecting the credibility of the projections. Earnings for small banks tend to be volatile for many reasons including normal banking activities such as the addition of a new branch, a new marketing program, the hiring of new banking officers, all of which can have an adverse affect on current earnings. For these reasons, earnings projections for smaller banks tend to have poor reliability which, in Ewing's opinion, lessens the value of the discounted cash flow method for smaller banks. Ewing believes that the comparison method provides the soundest choice for determining the fairness of the proposed transaction.

         Selection and Analysis of Comparable Transactions. Using publicly available information, including information prepared by SNL Securities, Ewing initially selected 72 transactions involving the acquisition or merger of Florida banks that had taken place from January 1, 1995, through August 31, 1997, which, in Ewing's opinion, represented a period of economic activity for the banking industry in Florida comparable to the economic activity existing at the time of the ABI/Murdock negotiations. From the 72 transactions, Ewing eliminated those transactions which involved "selling banks" with assets over $75 million, those transactions in which the operations of the acquired bank were unprofitable in the year of acquisition, and those transactions involving "selling banks" with nonperforming assets in excess of 3% of total assets. The application of these criteria to the universe of 72 transactions reduced the list to 22 transactions which Ewing believes represent the best comparable transactions.

         In order to determine the comparability of the selling banks in the selected 22 transactions, which involved banks with average assets of approximately $51 million versus $63 million for Murdock, Ewing applied four performance indicators to the averages of the 22 transactions and compared them with those of Murdock. The performance indicators utilized by Ewing were return on average equity which was 12.02% for the 22 banks versus 11.07% for Murdock; nonperforming assets/assets which was 0.95% for the 22 banks versus .01% for Murdock; and equity/assets which was 8.75% versus 8.40% for Murdock. Ewing concluded from these comparisons that Murdock was not as profitable as the average banks were in 1996, but that the asset quality of Murdock was superior.

         Analysis of Prices Paid in the Comparable Transactions. Ewing used the price/book, price/earnings, and price/deposits ratios that were paid for the banks in the 22 selected comparable transactions. These ratios were selected because most acquirors of banks give primary weight in valuing banking institutions to the earnings performance and potential of the bank as well as the equity of the bank. Less value is given to the level of deposits, but importance is given to the type of deposits held by the bank.

         The comparable transaction group includes the following transactions (identified by acquiree/acquiror): First Independence/Colonial BancGroup; Universal National Bancorp/Totalbank Corporation; Seminole National Bank/BanPonce Corp.; South Hillsborough Commercial Bank/Provident Bancorp; Park Bankshares/1st United Bancorp; Tomoka Bancorp/Colonial BancGroup; Liberty Holding Company/Whitney Holding Corp.; American Bank & Trust/Whitney Holding Corp.; Friendship Community Bank/Fidelity National Corp.; Rinerd Bank HC/CNB, Inc.; Lake State Bank/SouthTrust Corporation; Tri-County Community Bank/First Bank-Immokalee; Prime Bank of Central Florida/First Commerce Banks; Citizens First Bankshares/Citi-Bancshares, Inc.; Banyan Bank/Republic Security; Gateway American Bank/1st United Bancorp; North Florida Bank Corp./NationsBank Corporation; Ponte Vedra Banking Corp./SunTrust Banks, Inc.; First Commercial Financial/SouthTrust Corporation; Bank of Naples/Fifth Third Bancorp; FBC Holding Company/SouthTrust Corporation; First Seminole Bank/Huntington Bankshares, Inc.

         The three ratios are: price/book as of the quarter ended prior to announcement which was 1.96x-2.23x for Murdock vs. 2.15x for the 22 banks; price/trailing twelve-month earnings which was 18.83x-21.45x for Murdock vs. 20.07x for the 22 banks; price as a percentage of deposits as of the quarter ended prior to announcement which was 17.86%-20.34% for Murdock vs. 21.14% for the 22 banks. In the comparisons of the three ratios, the ratios for the average of the 22 transactions was between the minimum price and "expected" price projected for Murdock.

         Analysis of ABI Common Shares. Ewing performed an analysis as to the profitability, quality, and growth potential for the ABI Common Shares which included a financial analysis as to the overall financial quality of ABI, an analysis of the performance ratios of ABI, an analysis of ABI's nonperforming assets, and a comparison of its price/earnings and price/book ratios with other comparable regional bank holding companies. Ewing observed that ABI operates in a nearby banking market in Manatee County and that ABI's corporation objectives include expansion by acquisition into other west coast Florida counties. Ewing observed that ABI is capitalized with an equity/assets ratio of 7.78% as of June 30, 1997 and that ABI's ratio of nonperforming assets/assets was less than 0.35% vs. an industry average in Florida of 0.41%. Ewing further observed that ABI's profitability has been below peer group averages for the years of 1994 through 1996 and 1997 through June 30 because of ABI's rapid expansion of its branching system. Notwithstanding ABI's relatively lower profitability, Ewing noted that ABI Common Shares trade on the Nasdaq system and are currently valued by the market at higher ratios of book value and earnings than the other 8 Florida-based banks. Based on market prices of September 15, 1997. The price book ratio for ABI was approximately 2.40x vs. approximately 2.16x for the 7 other Florida-based banks. Ewing observed that ABI Common Shares trade at an average daily volume of 10,000-12,000 shares and that the shares are traded by 10 firms on the Nasdaq system. ABI management has indicated that the acquisition of Murdock will be accretive to the earnings per share of ABI in 1998.

         Marketing of Murdock. Ewing observed that the Murdock Board had held discussions with a multiple of potential purchasers and that the ABI offer was selected because its indicated value and growth potential was greater than the value of the other indicated expressions of interest.

         Compensation of Ewing. Ewing acted as a financial advisor to Murdock in addition to rendering is opinion. As compensation for its services, Ewing will earn a fee of $14,000.

         Qualifications of the Fairness Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Ewing did not attribute any particular weight to any one factor considered by it, but rather made qualitative judgements as to the significance and relevance of each analysis and factor. Ewing believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analysis, Ewing made numerous assumptions with respect to industry performance, general business, economic conditions, and other matters, many of which are beyond Murdock's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In addition, as described above, Ewing's opinion, along with its presentations to the Murdock Board, was just one of many factors taken into consideration by the Murdock Board.

TERMS OF THE MERGER

         At the Effective Time of the Merger, Murdock will be merged with and into the Bank, with the Bank as the surviving entity and a wholly-owned subsidiary of ABI. The Articles of Incorporation (including any amendments adopted at the ABI Special Meeting) and Bylaws of ABI and the Bank in effect at the Effective Time will govern the bank holding company and the surviving corporation, respectively, until amended and repealed in accordance with applicable law.

         At the Effective Time, except as described herein, each outstanding share of Murdock Common Stock will be converted automatically into the right to receive the number of ABI Common Shares equal to the Exchange Ratio (2.40 ABI Common Shares for each share of Murdock Common Stock), unless the average last daily price of ABI Common Shares for a specified period prior to closing is less than $11.00, the Closing Equity (as defined in the Merger Agreement) of Murdock is less than $5,000,000, or both. If the ABI Average Price is less than $11.00 and the Closing Equity is at least $5,000,000, then the Exchange Ratio will be increased to 2.65 ABI Common Shares for each share of Murdock Common Stock.

         If the Closing Equity is less than $5,000,000, then the Exchange Ratio shall be adjusted to equal the Closing Equity per share of Murdock Common Stock multiplied by 2.25 (the "Adjusted Purchase Price"), divided by either 12.169 if the ABI Average Price is equal to or greater than $11.00, or by 11.00 if the ABI

Average Price is less than $11.00. For example, if the Closing Equity was $4,900,000, the per share Closing Equity would be approximately $12.727 (based on 385,015 shares of Murdock Common Stock), and the Adjusted Purchase Price would be approximately $28.64 per share of Murdock Common Stock (2.25 times $12.727 per share Closing Equity). If the ABI Average Price equals at least $11.00, then the Exchange Ratio would be revised to approximately 2.35 ABI Common Shares for each share of Murdock Common Stock ($28.64 divided by $12.169). If the ABI Average Price is less than $11.00, then the Exchange Ratio would be revised to approximately 2.60 ABI Common Shares for each share of Murdock Common Stock ($28.64 divided by $11.00).

         If the ABI Average Price is less than $10.00 or the Closing Equity is less than $4,875,000, then Murdock or ABI, respectively, may have the right to terminate the Merger Agreement. See "The Merger - Modification, Waiver, Termination". Under the terms of the Merger Agreement, the ABI Average Price (which is defined in the Merger Agreement as the Designated Price) shall be the average of the last reported sales price of ABI Common Shares as reported by Nasdaq for the twenty consecutive full trading days in which such shares are traded prior to the fifth day preceding the Determination Date (as defined in the Merger Agreement, which generally relates to the date on which the last of the following occurs: (i) receipt of Murdock Stockholders approval of the Merger Agreement and (ii) receipt of all required regulatory approvals (including the lapse of any required waiting periods)).

         Each outstanding share of Murdock Common Stock owned by Murdock in treasury or otherwise, other than those held in a fiduciary capacity or as a result of debts previously contracted, will be cancelled, retired, and cease to exist at the Effective Time of the Merger and no payment will be made with respect thereto.

         In addition, at the Effective Time, all rights to acquire Murdock Common Stock pursuant to stock options granted by Murdock which are outstanding at such time, whether or not then exercisable, will be converted into and exchanged for options to acquire ABI Common Shares in accordance with the Exchange Ratio, as adjusted. See "The Merger - Interests of Certain Persons in the Merger -- Murdock Employment Agreements and Stock Options".

         The Merger Agreement further provides that the Exchange Ratio may be adjusted, subject to certain exceptions, to prevent dilution in the event ABI changes the number of ABI Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction.

         No fractional ABI Common Shares will be issued in the Merger. Instead, the Merger Agreement provides that each holder of Murdock Common Stock who would otherwise have been entitled to receive a fraction of an ABI Common Share (after taking into account all certificates delivered to such holders) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of an ABI Common Share multiplied by the market price of one ABI Common Share at the Effective Time. The market price is defined in the Merger Agreement as the closing price of the ABI Common Share as reported by the Nasdaq National Market (or, if not reported thereby, by any other authoritative source selected by ABI) on the last trading day preceding the closing. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares. See "The Merger -- Exchange of Certificates".

         ABI Common Shares outstanding immediately prior to the Effective Time of the Merger will continue to be outstanding after the Merger.

EFFECTIVE TIME OF THE MERGER

         The Merger will become effective on the date and at the time as the Certificate of Merger is issued by the Department (the "Effective Time"). Unless otherwise agreed to by ABI, the Bank, and Murdock, the parties have agreed to use their best efforts to cause the Effective Time to occur on the date of closing and to use their reasonable best efforts to cause the closing to take place on or before the fifth business day following the last to occur of: (i) the effective date of the last required consent of any state or federal regulatory agency having authority over the Merger (including the expiration of any applicable waiting periods following such consents or the delivery of appropriate notices), or (ii) the date on which Murdock Stockholders approve the Merger Agreement. There can be no assurance, however, as to whether or when the Merger will occur. See "The Merger - Conditions to the Merger" and "The Merger - Regulatory Approvals".

EXCHANGE OF CERTIFICATES

         Before or as soon as practicable after the Effective Time, Sun Trust Bank - Atlanta, as the transfer agent for the ABI Common Shares (the "Exchange Agent"), will mail to each holder of record of Murdock Common Stock as of the Effective Time a letter of transmittal, together with instructions (the "Letter of Transmittal"), for the surrender and exchange of certificates previously representing Murdock Common Stock for certificates representing ABI Common Shares. Risk of loss and title to the certificates theretofore representing shares of Murdock Common Stock shall pass only upon proper delivery of such stock certificates to the Exchange Agent.

         MURDOCK STOCKHOLDERS SHOULD NOT FORWARD THEIR CERTIFICATES UNTIL THEY RECEIVE THE APPROPRIATE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

         Upon surrender to the Exchange Agent of one or more certificates for Murdock Common Stock, together with a properly completed Letter of Transmittal, there will be issued and mailed to the holder thereof a certificate or certificates representing the aggregate number of whole ABI Common Shares to which such holder is entitled pursuant to the Exchange Ratio, as adjusted, together with all declared but unpaid dividends or other distributions in respect of such shares, and, where applicable, a check for the amount (without interest) representing any fractional share. A certificate for ABI Common Shares, or any check representing cash in lieu of a fractional share or declared but unpaid dividends, may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal and otherwise in proper form for transfer, and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Exchange Agent will issue certificates evidencing ABI Common Shares in exchange for lost, stolen, mutilated, or destroyed certificates of Murdock Common Stock only upon receipt of a lost stock affidavit and a bond indemnifying ABI against any claims arising out of the allegedly lost, stolen, mutilated, or destroyed certificate.

         After the Effective Time and until surrender of certificates representing shares of Murdock Common Stock to the Exchange Agent, each certificate that represented shares of Murdock Common Stock outstanding immediately prior to the Effective Time will be deemed to represent the right to receive that number of ABI Common Shares into which the shares represented by such certificates have been converted and any right to receive cash in lieu of fractional ABI Common Shares into which such shares would have converted. No stockholder will, however, receive the dividends or other distributions on ABI Common Shares, or interest or cash payments in lieu of fractional shares, until the certificates representing Murdock Common Stock are surrendered for exchange. Upon surrender of certificates for Murdock Common Stock, each such stockholder will receive the number of ABI Common Shares to which such stockholder is entitled under the Exchange Ratio, as adjusted, and cash in lieu of any factional share, plus any dividends or other distributions on ABI Common Shares that are payable to holders as of any record date following the Effective Time. No interest will be payable with respect to withheld dividends or other distributions or cash payments in lieu of fractional shares.

         In no event will the Exchange Agent, ABI, the Bank, or Murdock be liable to any persons for any ABI Common Shares or dividends thereon or cash delivered in good faith to a public official pursuant to any abandoned property, escheat, or similar law.

CONDITIONS TO THE MERGER

         The Merger will occur only if the Merger Agreement is approved by the requisite vote of the Murdock Stockholders. In addition, consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived, to the extent that such waiver is permitted by law. Conditions applicable to all parties include, but are not limited to: (i) the receipt of all required regulatory and governmental consents, approvals, authorizations, clearances, exemptions, waivers, ratifications, and similar affirmations (including the expiration of all applicable waiting periods following the receipt of such items or the delivery of appropriate notices), provided that such approvals shall not have imposed any condition or restriction that, in the reasonable judgment of the Board of Directors of either party, would so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into the Merger Agreement; (ii) the absence of any injunction, order, decree, ruling, or other legal restraint or prohibition of, or action pending by, a court or governmental or regulatory authority of competent jurisdiction that restricts, prohibits, or makes illegal consummation of the Merger or any of the transactions contemplated thereby; (iii) the effectiveness of the Registration Statement, including the Joint Proxy Statement-Prospectus under the Securities Act, the absence of a stop order or threatened stop order suspending such effectiveness, and the receipt of all necessary approvals under state securities laws, the Securities Act or the Exchange Act relating to the issuance or trading of the ABI Common Shares issuable pursuant to the Merger; (iv) the receipt of a letter dated as of the Effective Time from Coopers & Lybrand LLP to the effect that the Merger qualifies for pooling-of-interests accounting treatment under GAAP; and (v) the receipt of the tax opinion referred to in "The Merger - Certain Federal Income Tax Consequences of the Merger".

         In addition, unless waived, each party's obligation to effect the Merger is subject to: (i) the accuracy of the other party's representations and warranties as of the closing; (ii) receipt by the other party, with certain exceptions, of all consents and approvals from third parties required for consummation of the Merger and for preventing any default under any agreement, contract, or permit which, if not obtained or made, is reasonably likely to have a material adverse effect on the surviving corporation; (iii) the performance by the other party of its obligations under the Merger Agreement; and (iv) receipt of certain closing certificates and legal opinions from the other party.

         The obligation of ABI to effect the Merger also is subject to: (i) the receipt of agreements from affiliates of Murdock restricting their ability to sell or otherwise transfer their Murdock Common Stock prior to consummation of the Merger or their ABI Common Shares received upon consummation of the Merger, to the extent necessary to assure, in the reasonable judgment of ABI, that the transactions contemplated by the Merger Agreement will qualify for pooling-of-interests method of accounting; (ii) execution and delivery of an agreement from Mr. Andreasen waiving the change of control provisions under his employment agreement and clarifying the number of options held by him to purchase Murdock Common Stock; and (iii) Murdock having a minimum Closing Equity of $4,875,000. The obligation of Murdock to effect the Merger is further subject to: (i) Murdock's receipt from Ewing of a letter, dated not more than five business days prior to the date of this Joint Proxy Statement-Prospectus, stating that in the opinion of Ewing, the consideration to be paid in the Merger to Murdock Stockholders in accordance with the Merger Agreement is fair, from a financial point of view, to the holders of Murdock Common Stock; (ii) approval and authorization for quotation on the Nasdaq National Market upon official notice of issuance of the ABI Common Shares issuable pursuant to the Merger; and (iii) ABI having delivered to the Exchange Agent the consideration to be paid to holders of the Murdock Common Stock.

         The representations and warranties of each of the parties concern, among other things, their organization, capitalization, and subsidiaries (or the lack thereof); the authorization and enforceability of the Merger Agreement; their financial statements; the absence of undisclosed liabilities; certain tax, labor, and environmental matters; their properties, assets, and material contracts, and obligations; the adequacy of Murdock's allowances for credit losses; compliance with laws; material contract defaults; legal proceedings; Murdock's employee benefit plans, commitments, and contracts; the absence of certain changes or events; reports to the regulatory authorities; and insurance. See "The Merger - Regulatory Approvals", and " - Modification, Waiver, and Termination".

         Either ABI or Murdock may waive certain of the conditions imposed with respect to its or their respective obligations to consummate the Merger, except for the requirements that the Merger be approved by Murdock's Stockholders and that all required regulatory approvals be received. No assurances can be given as to when or if all the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so.

REGULATORY APPROVALS

         The Merger is subject to receipt of prior regulatory approvals of the Department and the FDIC described below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to the particular statutes and the regulations promulgated under such statutes.

         Pursuant to the terms of the Merger, Murdock will merge with and into the Bank. As a result of the Merger, the Bank will acquire direct ownership and control of and ABI will acquire indirect ownership and control of Murdock. Since the Surviving Corporation, the Bank, is a Florida state chartered bank which is not a member of the Federal Reserve System, it will be subject to the regulatory oversight of the FDIC and the Department. Accordingly, under the Federal Deposit Insurance Act (the "FDIA"), the Merger is subject to prior approval by the FDIC. The FDIA requires the FDIC, when approving a transaction such as the Merger, to take into consideration the financial and managerial resources (including the competence, experience, and integrity of the officers, directors, and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the FDIC will, among other things, evaluate the adequacy of the capital levels of ABI and the Bank following the Merger. Depending on the views of the FDIC as to what constitutes adequate capital levels for a financial institution of the Bank's size and financial condition, the FDIC could, as a condition to its approval of the Merger, require the Bank to raise additional capital (in the form of equity, equity-linked securities, subordinated debt, or a combination thereof). Although there can be no assurances, ABI does not believe that it is likely that the FDIC will establish such a condition to its approval of the proposed Merger.

         The FDIA prohibits the FDIC from approving a merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the FDIC finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the FDIC must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. The Bank, ABI's sole banking subsidiary has an outstanding CRA rating.

         Applicable federal law provides for the publication of notice and public comment on applications filed with the FDIC and authorizes such agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.

         Under the FDIA, the Merger generally may not be consummated until between 15 and 30 days following the date of applicable federal regulatory approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the regulatory agency's approval unless a court specifically ordered otherwise. ABI and Murdock believe that the Merger does not raise substantial antitrust or other significant regulatory concerns.

         The Merger also is subject to the approval of the Department. The Department's evaluation takes into account considerations similar to those applied by the FDIC. In addition, the Department must make a determination that the valuation set forth in the Merger Agreement and Plan of Merger is fair. Similar to federal law, Florida law requires publication of notice and holding of a hearing in order to receive public comment.

         Status of Regulatory Approvals and Other Information. ABI and Murdock have filed all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of any governmental authority. ABI has submitted applications seeking approval of the Merger by the Department and the FDIC.

         The Merger Agreement provides that the obligation of each of ABI and Murdock to consummate the Merger is conditioned upon the receipt of all requisite regulatory approvals, including the approvals of the Department and the FDIC. There can be no assurance that any governmental agency will approve or take any other required action with respect to the Merger, and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the Merger, or that no action will be brought challenging such approvals or action, including a challenge by the United States Department of Justice or, if such a challenge is made, the result thereof.

         Neither ABI nor Murdock are aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, ABI and Murdock currently contemplate that such approval or action would be sought.

         THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCES THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE DATES OF ANY SUCH APPROVALS.

THERE CAN ALSO BE NO ASSURANCE THAT SUCH APPROVALS WILL NOT CONTAIN A CONDITION OR REQUIREMENT WHICH CAUSES SUCH APPROVALS TO FAIL TO SATISFY THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT. SEE "THE MERGER -- CONDITIONS TO THE MERGER". THERE LIKEWISE CAN BE NO ASSURANCE THAT THE UNITED STATES DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER, OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.

         See "The Merger -- Effective Time of the Merger" and "- Modification, Waiver, and Termination".

BUSINESS PENDING THE MERGER

         The Merger Agreement provides that during the period from the date of the Merger Agreement to the Effective Time, unless the prior written consent of ABI shall have been obtained and except as otherwise expressly contemplated by the Merger Agreement, Murdock will operate its business only in the usual, regular, and ordinary course consistent with past practice, use its reasonable best efforts to maintain and preserve intact its business organization, assets, and properties and to maintain its rights and franchises, use its reasonable efforts to maintain its current employees and advantageous business relationships, retain the services of its officers and key employees, and take no action which would adversely affect or delay the ability of either ABI or Murdock to obtain any necessary consents or approvals of any governmental or regulatory authority or other governmental entity required for the Merger or the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement.

         Furthermore, except as expressly contemplated by the Merger Agreement, Murdock has agreed that it will not, without the prior written consent of ABI, take any of the following actions:

         (i) amend the Murdock Articles, its bylaws, or any of its other governing instruments;

         (ii) make any loan or other extension of credit to any person in excess of $100,000 (except for single family residential mortgage loans not in excess of $200,000);

         (iii) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of Murdock consistent with past practices; assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of an individual, corporation, or other entity; impose, or suffer the imposition, with certain exceptions, of a lien on any asset of Murdock (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, and already existing liens); or make any loan or advance which would be reasonably likely to have a material adverse effect on Murdock;

         (iv) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Murdock, or make, declare, or pay any dividend or make any other distribution in respect of Murdock's capital stock;

         (v) issue, sell, pledge, encumber, authorize the issuance of, enter into any contract, agreement, or other contract, agreement, commitment, or other instrument to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding any additional shares of Murdock Common Stock or any other capital stock of Murdock (or permit the exercise of any option, warrant, or other right requiring the issuance of any securities by Murdock), or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

         (vi) adjust, split, combine, or reclassify any capital stock of Murdock or authorize the issuance of any other securities in respect of or in substitution for shares of Murdock Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any property or asset other than in the ordinary course of business for reasonable and adequate consideration;

         (vii) except for purchases of United States Treasury securities or United States Government agency securities, which in either case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, assets transfers, or purchase of any assets or property, in any person, entity, partnership, or corporation, or otherwise acquire direct or indirect control over any person, entity, partnership, or corporation, other than in connection with foreclosures in the ordinary course of business or acquisitions of control in its fiduciary capacity;

         (viii) grant any increase in compensation or benefits to the employees or officers of Murdock, except in accordance with past practice or as required by law; pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts, agreements, or other instruments in effect on the date of the Merger Agreement; enter into or amend any severance agreements with officers or employees of Murdock, grant any material increase in fees or other increases in compensation or other benefits to directors of Murdock; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits;

         (ix) enter into or amend any employment agreement, contract, or other instrument between Murdock and any person (unless such amendment is required by law) that Murdock does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

         (x) adopt any new employee benefit plan of Murdock or make any material change in or to any existing employee benefit plans of Murdock other than any such change that is required by law or to maintain the tax qualified status of any such plan;

         (xi) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements, or GAAP;

         (xii) commence any litigation or proceeding other than in accordance with past practice or settle any litigation or proceeding for material money damages or restrictions upon the operations of Murdock;

         (xiii) except in the ordinary course of business consistent with past practice, modify, amend, or terminate any material contract or agreement, other than renewals without material adverse change of terms, or waive, release, compromise, or assign any material rights or claims;

         (xiv) except for transactions in the ordinary course of business consistent with past practice, make any investment in excess of $50,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchase of property or assets of any other individual, corporation, or other entity;

         (xv) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties or assets to any individual, corporation, or other entity, or cancel, release, or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts, agreements, or other instruments in force at the date of the Merger Agreement; or

         (xvi) agree to, or make any commitment to, take any of the actions prohibited by the above paragraphs.

         The Merger Agreement also provides that, except for the transactions contemplated thereby, neither Murdock nor any of its affiliates or representatives shall, directly or indirectly, solicit any offer, proposal, or indication of interest for a merger, consolidation, or other business combination involving Murdock or any tender offer or exchange offer, or any offer or proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets and properties of Murdock ("Acquisition Proposal"). Additionally, neither Murdock nor any of its affiliates or representatives shall negotiate with or provide any information with respect to any Acquisition Proposal.

         In the Merger Agreement, ABI has agreed to conduct its business and the business of its subsidiaries in a manner designed, in its reasonable judgment, to enhance the long-term value of the ABI Common Shares and its business prospects, and to take no action which would materially adversely affect the ability of any party to obtain any consents or approvals required by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement; provided that ABI and its subsidiaries may discontinue or dispose of any of their assets or business if ABI determines that such action is desirable in the conduct of its business.

MODIFICATION, WAIVER, AND TERMINATION

         Modification and Waiver. The Merger Agreement provides that, to the extent permitted by law, it may be amended at any time by written agreement of the parties, whether before or after the Murdock Special Meeting, provided, however, that provisions, relating to the manner or basis by which shares of Murdock Common Stock will be exchanged for ABI Common Shares may not be amended after the Murdock Special Meeting without the requisite approval of the Murdock Stockholders entitled to vote thereon (e.g., change in amount of merger consideration to be paid, revision in the form of consideration to be received, change in the tax free nature of the share exchange, etc.).

         Prior to or at the Effective Time, either party may (i) waive any default in the performance of any term of the Merger Agreement by the other party, (ii) waive or extend the time for compliance of fulfillment by the other party of any of its obligations under the Merger Agreement, and (iii) waive any and all of the conditions precedent to its obligations to consummate the Merger to the extent legally permitted, including without limitation, the conditions and the restrictions described under "The Merger - Business Pending the Merger". Neither of the parties intends, however to waive any conditions of the Merger if such waiver would, in the judgment of the waiving party, have a material adverse effect on its shareholders.

         Termination. The Merger Agreement provides that, whether before or after the Murdock Special Meeting, and notwithstanding approval by the Murdock Stockholders, the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual agreement of ABI and Murdock. The Merger Agreement also may be terminated by either ABI or Murdock (i) in the event of inaccuracies of any representation or warranty of the other party contained in the Merger Agreement which cannot be or has not been cured within 30 days of written notice of such inaccuracies and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standard set forth in the Merger Agreement; provided that such terminating party is not then in material breach of any representation or warranty contained in the Merger Agreement or in material breach of any covenant or other agreement contained in the Merger Agreement; (ii) in the event of a material breach of any covenant, agreement, or obligation in the Merger Agreement by the other party that cannot or has not been cured within 30 days of written notice of such breach (a "Contract Breach"); (iii) if the required approval of the Murdock Stockholders or any applicable regulatory authority is not obtained; or (iv) if the Merger is not consummated by April 30, 1998, provided that the failure to consummate the Merger by such date is not caused by any breach of the Merger Agreement by the terminating party.

         In addition, the Merger Agreement may be terminated by ABI if (i) persons owning more than 10% of the issued and outstanding shares of Murdock Common Stock claim their dissenters' rights, (ii) Murdock's Closing Equity is less than $4,875,000 (provided that the parties have attempted to negotiate in good faith a mutually acceptable revised merger consideration but have failed to reach agreement within four days after the determination of the Closing Equity), or (iii) the Murdock Board withdraws, modifies, or changes its recommendation that Murdock Stockholders should vote in favor of the Merger Agreement, or shall have determined to engage in an Acquisition Proposal with another party, or shall have recommended that Murdock Stockholders vote in favor of an Acquisition Proposal with another party, or shall have announced a proposal, plan, or intention to do any of the foregoing, or shall have entered into an agreement, contract, understanding, or arrangement to engage in any of the foregoing.

         The Merger Agreement may also be terminated by Murdock if the ABI Average Price is less than $10.00 (provided that the parties have attempted to negotiate in good faith a mutually acceptable revised merger consideration but have failed to reach agreement within four days after determination of the ABI Average Price) or, prior to the Effective Time, a corporation, partnership, person, or other entity or group shall have made a bona fide Acquisition Proposal that the Murdock Board determines in its good faith judgment and in the exercise of its fiduciary duties based on, with respect to legal matters, the written opinion of legal counsel, and with respect to financial matters, the written opinion of an investment banking firm of national reputation, that the Acquisition Proposal is more favorable to the Murdock Stockholders and that the failure to terminate the Merger Agreement and accept such alternative Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties. Each right to terminate the Merger Agreement shall be referred to herein as a "Termination Event".

         There can be no assurance that either the ABI or Murdock Board would exercise its right to terminate the Merger Agreement if a Termination Event exists. In making such decision, both the ABI Board and the Murdock Board would, consistent with their respective fiduciary duties, take into account all relevant facts and circumstances that exist at such time, and would consult with its financial advisors and legal counsel. In the event that the ABI Average Price is less than $10.00 or the Closing Equity is less than $4,875,000 and the parties successfully renegotiate the merger consideration and continue with the Merger rather than exercising their termination rights, under the terms of the Merger Agreement, Murdock Stockholders will be resolicited to seek their approval of the revised merger consideration.

         Approval of the Merger Agreement by the Murdock Stockholders at the Murdock Special Meeting will confer on the Murdock Board the power, consistent with its fiduciary duties, to elect to consummate the Merger in the event of a Termination Event without any further action by, or resolicitation of, the stockholders of Murdock.

         In the event that the Merger Agreement is terminated and abandoned due to the occurrence of a Contract Breach, the breaching party is required to reimburse the nonbreaching party for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $200,000 in the case of amounts payable to Murdock or $250,000 in the case of amounts payable to ABI. If, however, the Merger Agreement is terminated and abandoned by either party as a result of an Acquisition Proposal made to Murdock, then ABI shall be entitled to a cash payment from Murdock in the amount of $750,000.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Murdock's management and of the Murdock Board may be deemed to have interests in the Merger that are in addition to any interests that they may have as stockholders of Murdock generally. Their interests include, among others, provisions in the Merger Agreement relating to the appointment of at least three members of the Murdock Board to the advisory board of directors to be established for the Murdock branch of the Bank following consummation of the Merger and a preference to their selection to the advisory board's loan committee, indemnification of present and former directors and officers of Murdock, assumption of Murdock's obligations under its employment agreement with Robert L. Andreasen, and conversion of Murdock Options held by Mr. Andreasen into ABI Options.

         Advisory Board. Following the Merger, ABI intends to operate Murdock as a branch office of the Bank. ABI will establish or cause to be established an advisory board of directors for the Murdock branch of the Bank which is expected to be comprised of 7 to 9 members. The advisory board is expected to meet no less frequently than on a quarterly basis and its members will receive a payment of $100 for each meeting attended. At the Effective Time, ABI shall appoint at least three current members of the Murdock Board to this advisory board (assuming that at least three such directors are interested in serving in such capacity) together with such other persons as ABI, in its sole discretion, may deem advisable or desirable to serve on such board. ABI also intends to establish a loan committee of the advisory board consisting of 5 to 7 members which shall meet weekly, or as needed, and whose members will receive a payment of $100 per meeting. The members of the Murdock Board selected to the advisory board shall be given preference to serve as members of the loan committee.

         Indemnification. Pursuant to the Merger Agreement, ABI will, and will cause the Bank to, following the Effective Time, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of Murdock against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent then permitted under Florida law and by the Murdock Articles and Bylaws as in effect on the date of the Merger Agreement, including provisions relating to advances of expenses incurred in defense of any action litigation, or suit.

         Murdock Employment Agreements and Stock Options. Murdock has an employment agreement with Robert L. Andreasen which terminates on September 10, 1998. This employment agreement provides for the payment of certain benefits upon a "change of control" as defined therein. Pursuant to the employment agreement, Mr. Andreasen is entitled to a payment equal to two times his base salary at the time of such change of control in the event that Mr. Andreasen is not retained by the acquiring institution, is required to accept a mandatory transfer by the acquiring institution, or is required to accept substantially reduced responsibilities or compensation. As of the date of the Merger Agreement, Mr. Andreasen's base compensation was $102,500. ABI has agreed to assume the obligations of Murdock under the employment agreement and to retain Mr. Andreasen for the remainder of the term of his employment agreement.

         Furthermore, pursuant to the terms of a Stock Option Agreement, dated December 15, 1992, and the employment agreement, Mr. Andreasen has been granted certain Murdock Options, which options constitute the only outstanding rights to purchase shares of Murdock Common Stock. The Merger Agreement provides that all of such outstanding Murdock Options shall be converted into ABI Options in accordance with the Exchange Ratio, as adjusted. Mr. Andreasen holds 14,000 Murdock Options, all of which are currently exercisable. The weighted average price of these options is $12.53 per share of Murdock Common Stock. Based on an Exchange Ratio of 2.4, the aggregate value of Mr. Andreasen's options as of the Murdock Record Date is approximately $408,878.

         In order to clarify the rights and obligations of the parties, prior to closing Mr. Andreasen shall enter into an agreement which clarifies that (i) so long as he is retained by ABI or the Bank through the term of the employment agreement and is paid his base compensation during the remainder of the term of the agreement, the new position assumed by Mr. Andreasen with the surviving corporation will not entitle him to receipt of the change of control payment, and (ii) Mr. Andreasen is entitled to Murdock Options to purchase 14,000 shares of Murdock Common Stock and that he has no other right or claim to purchase any additional shares from Murdock.

EMPLOYEE BENEFITS

         ABI has agreed in the Merger Agreement, following the Effective Time, to provide generally to officers and employees of Murdock, certain employee benefits under employee benefit plans of ABI (other than stock option or other plans involving the possible issuance of ABI Common Shares), including without limitation, pension benefits, health and welfare benefits, life insurance, vacation, and severance arrangements, on terms and conditions provided from time to time by ABI and its subsidiaries to their similarly situated officers and employees.

         For purposes of participation and vesting (but not benefit accrual under any employee benefit plans of ABI or its subsidiaries) under any employee benefit plan of ABI and its subsidiaries, the service of the employees of Murdock prior to the Effective Time shall be treated as service with ABI or its subsidiaries participating in such benefit plans.

ACCOUNTING TREATMENT

         It is intended that the Merger will be accounted for as a pooling-of-interests under GAAP. ABI and Murdock have agreed to use their reasonable best efforts to cause the Merger, and to take no action that would cause the Merger not to qualify for pooling-of-interests treatment.

         Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of ABI and Murdock will be combined at the Effective Time of the Merger and carried forward at their previously recorded amounts, and the shareholders' equity accounts of ABI and Murdock will be combined on ABI's consolidated balance sheet and no goodwill or other intangible assets will be created. Financial statements of ABI issued after the Merger will be restated retroactively to reflect the consolidated operations of ABI and Murdock as if the Merger had taken place prior to the periods covered by such financial statements.

         The unaudited pro forma financial information contained in this Joint Proxy Statement-Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "Summary - Comparative Unaudited Per Share Information" and " - Selected Financial Information", and "Pro Forma Condensed Consolidated Financial Statements".

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following is a summary of the material federal income tax consequences of the Merger to holders of Murdock Common Stock who held such stock as a capital asset. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a stockholder which, at the Effective Time, already owns ABI Common Shares, is not a U.S. person, is a tax-exempt entity, or an individual who acquired Murdock Common Stock as compensation, or exercises some form of control over Murdock. Accordingly, Murdock Stockholders are urged to consult with their own tax advisors regarding the federal income tax consequences of the Merger under their particular circumstances. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state, or local laws, and Murdock Stockholders are therefore urged to consult their tax advisors regarding the tax consequences of the Merger under such laws. The following discussion is based on the Code, Treasury Regulations thereunder, and administrative rulings and court decisions, as in effect on the date of this Joint Proxy Statement-Prospectus, without consideration of the particular facts or circumstances of any holder of Murdock Common Stock

         Neither ABI nor Murdock has requested an advance ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger.

         Each party's obligation to effect the Merger is conditioned on delivery of an opinion from Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., ABI's counsel, based upon certain facts, representations, and assumptions set forth therein which are consistent with the state of facts existing at the Effective Time, substantially to the effect that for federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and (ii) the exchange in the Merger of the shares of Murdock Common Stock for ABI Common Shares will not give rise to gain or loss to the Murdock Stockholders with respect to such exchange (except with respect to cash received in lieu of a fractional share interest in ABI Common Shares). In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers and certain stockholders of ABI and Murdock and others. In addition, Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A. has delivered an opinion to ABI and Murdock, dated the date of this Joint Proxy Statement-Prospectus, to the effect that, except as otherwise indicated, the discussion set forth under the caption "The Merger - Certain Federal Income Tax Consequences" represents such firm's opinion as to the material federal income tax consequences of the Merger under currently applicable law. A copy of such opinion is included as an exhibit to the Registration Statement.

         In the opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., based on certain assumptions and representations, under federal law as currently in effect: (a) the proposed Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) no gain or loss will be recognized by Murdock Stockholders who exchange their Murdock Common Stock solely for ABI Common Shares pursuant to the terms of the Merger (except with respect to cash received in lieu of a fractional shares interest in ABI Common Shares); (c) the federal income tax basis of the ABI Common Shares for which Murdock Common Stock are exchanged pursuant to the Merger will be the same as the basis of such Murdock Common Stock exchanged therefor (including basis allocable to any fractional interest in any ABI Common Share); (d) the holding period of ABI Common Shares for which Murdock Common Stock are exchanged will include the period that such shares of Murdock Common Stock were held by the holder, provided that such shares were capital assets of the holder; and (e) the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by ABI, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the fractional share of the ABI Common Share surrendered, which gain or loss will be capital gain or loss if the Murdock Common Stock was a capital asset in the hands of the stockholder.

         A Murdock Stockholder who exercises dissenter's rights should be treated as having disposed of his or her shares in a taxable transaction in exchange for cash representing the fair value of such shares. The amount of any gain or loss and its character as capital gain or loss will be determined in accordance with applicable provisions of the Code. In general, if the shares of Murdock Common Stock are held by a Murdock Stockholder as capital assets at the Effective Time, and the Murdock Stockholder holds, actually or constructively, no other shares of Murdock Common Stock, the Murdock Stockholder will recognize capital gain or loss measured by the difference between the amount of cash received by such stockholder and the adjusted basis of his or her shares.

         Payments in respect of Murdock Common Stock may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. Backup withholding generally will not apply, however, to a payment to a Murdock Stockholder or other payee if such Murdock Stockholder or payee completes and signs the substitute Form W-9 that will be included as part of the transmittal letter or otherwise proves to ABI and the Exchange Agent that it is exempt from backup withholding.

RESALES OF ABI COMMON SHARES

         The ABI Common Shares to be issued to Murdock Stockholders upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those stockholders not deemed to be "affiliates" of ABI or Murdock as that term is defined in the rules under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of Murdock at the time the Merger is submitted for vote or consent of the Murdock Stockholders will, under existing law, require either (a) the further registration under the Securities Act of the ABI Common Shares to be transferred, (b) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances), or
(c) the availability of another exemption from registration. This Joint Proxy Statement-Prospectus does not cover any resales of ABI Common Shares received by affiliates of Murdock. An "affiliate" of Murdock, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Murdock. In addition, under requirements for pooling-of-interests method of accounting, the ABI Common Shares issued to affiliates are not transferable until such time as financial results covering at least 30 days of combined operations of ABI and Murdock have been published. It is anticipated that the directors, executive officers, and the beneficial holders of 10% or more of the Murdock Common Stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations, or other entities in which any such person has a 10% or greater beneficial or equity interest) will be deemed to be affiliates of Murdock and thereby be subject to the foregoing restrictions. Stop transfer instructions will be given by ABI to the transfer agent with respect to the ABI Common Shares to be received by persons subject to the restrictions described above. Murdock has agreed that, not later than 30 days prior to the Effective Time, it will use its best efforts to obtain from each of those persons identified by Murdock as affiliates appropriate agreements that each such individual will not make any further sales of ABI Common Shares received upon consummation of the Merger except in compliance with the restrictions described in this paragraph.

VOTING AGREEMENTS

         Concurrently with the execution of the Merger Agreement, the directors and certain officers of Murdock have executed separate voting agreements with ABI pursuant to which each such director and officer agreed, among other things, that certain of the shares of Murdock Common Stock beneficially owned by such persons will be voted by such persons to approve the Merger Agreement. In addition, Murdock also has agreed to furnish to ABI prior to the Murdock Special Meeting similar agreements from each spouse of those directors and officers. Each voting agreement terminates upon termination of the Merger Agreement in accordance with its terms. Upon delivery of the voting agreements from the spouses, approximately 29.9% of the outstanding shares of Murdock Common Stock shall be subject to such voting agreements.

EXPENSES

         The Merger Agreement provides that, except in the case of a termination of the Merger Agreement pursuant to an Acquisition Proposal or Contract Breach, each party hereto shall bear and pay its own costs and expenses in connection with the Merger and one-half of the costs of preparing, printing, and filing the Registration Statement and this Joint Proxy Statement-Prospectus, and the solicitation of proxies.

DISSENTERS' RIGHTS OF MURDOCK STOCKHOLDERS

         Pursuant to the Florida Banking Code, each Murdock Stockholder entitled to vote on the Merger who objects to the Merger in strict compliance with the procedures set forth in Section 658.44 of the Florida Statutes relating to the rights of dissenting stockholders (the "Dissent Provisions") shall be entitled to receive in cash the value of his or her shares of Murdock Common Stock. A MURDOCK STOCKHOLDER MUST COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN THE DISSENT PROVISIONS. FAILURE TO FOLLOW ANY SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF HIS OR HER DISSENTERS' RIGHTS.

         To perfect dissenters' rights, a holder of Murdock Common Stock must vote against approval of the Merger Agreement or provide written notice to Murdock at or prior to the Murdock Special Meeting indicating that such stockholder dissents from the plan of Merger and the Merger Agreement. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Murdock Florida Bank, 1777 Tamiami Trail, Murdock, Florida 33948, Attention:
Secretary. All such communications should be signed by or on behalf of the dissenting Murdock Stockholder in the form in which his or her shares are registered on the books of Murdock.

         If the dissenting stockholder properly perfects his or her dissenters' rights and the Merger Agreement is adopted and approved by the Murdock Stockholders, then such dissenting Murdock Stockholder shall have the following rights with respect to those shares. Under the Florida Banking Code, on or promptly after the effective date of a merger between two Florida state banks, the surviving state bank may fix an amount which it will pay in cash to dissenting shareholders of the acquired institution. If the surviving state bank fixes such an amount (which it is not legally required to do), it shall offer to pay such amount to the holders of all dissenting shares of the acquired institution. The owners of dissenting shares who have accepted the offer shall be entitled to receive the amount so offered upon surrender of their stock certificates at any time within 30 days after the effective date of the merger. Those owners who have not accepted such an offer for their shares shall have the value of their dissenting shares determined as of the effective date of the merger by three appraisers; one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the board of directors for the surviving bank, and the third to be selected by the other two appraisers so chosen. The value agreed upon by any two of the three appraisers shall control and be final and binding on all parties. If, within 90 days from the effective date of the merger, for any reason one or more of the appraisers is not selected as required under the Florida Banking Code, or the appraisers fail to determine the value of the dissenting shares, the Department shall cause an appraisal of the dissenting shares to be made, which appraisal shall be paid for by the surviving state bank. Upon conclusion of the appraisal process, the value determined pursuant to the appraisal shall be paid to all dissenting shareholders in cash upon surrender of the stock certificates representing such shares within 30 days after the appraisal has been made.


              PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The following summaries include (i) unaudited pro forma condensed consolidated balance sheets as of September 30, 1997, and (ii) the unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996, 1995, and 1994. The pro forma combined financial position and the results of operations of ABI and Murdock assumes the Exchange Ratio is 2.4 ABI Common Shares for each outstanding share of Murdock Common Stock. The pro forma information is based on historical financial statements of ABI and Murdock giving effect to the Merger under the pooling-of-interests method of accounting, and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. Pro forma adjustments relating to the pro forma condensed consolidated balance sheet were computed assuming the Merger was consummated on September 30, 1997. Pro forma adjustments relating to the pro forma condensed consolidated statements of income were computed assuming the Merger was consummated as of the beginning of all reported periods.

         The pro forma statements are provided for informational purposes only. The pro forma combined, condensed statements of income are not necessarily indicative of actual results that would have been achieved had the acquisition been consummated at the beginning of the periods presented, and is not indicative of future results. The pro forma financial statements should be read in conjunction with the accompanying notes and the separate financial statements of ABI, incorporated herein by reference, and the statements of Murdock, included elsewhere herein.

                            AMERICAN BANCSHARES, INC.
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                                                          AT SEPTEMBER 30, 1997
                                                        --------------------------------------------------
                                                                                                 PRO FORMA
                                                            ABI       MURDOCK FL  ADJUSTMENTS/    COMBINED
                                                        CONSOLIDATED     BANK     (DEDUCTIONS)     TOTAL
                                                        ------------  ----------  ------------   ---------
ASSETS
      Cash and due from banks ......................      $  9,176      $ 1,147      $             $ 10,323
      Federal funds sold ...........................         6,324            0                       6,324
      Interest bearing deposits in banks ...........         1,586        2,457                       4,043
      Mortgage loans held for sale .................        42,064            0                      42,064
      Investment securities, available for sale ....        35,789       12,020                      47,809
      Mortgage-backed securities, available for sale         4,684        6,129                      10,813
      Loans ........................................       159,598       39,765                     199,363
      Premises and equipment, net ..................         8,209          257                       8,466
      Other real estate owned, net .................            60           51                         111
      Goodwill .....................................            81            0                          81
      Other assets .................................         2,621        1,048                       3,669
                                                          --------      -------      --------      --------
           Total assets ............................      $270,192      $62,874      $      0      $333,066
                                                          ========      =======      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
      Deposits .....................................      $226,097      $56,976      $             $283,073
      Securities sold under agreements to repurchase        17,684            0                      17,684
      Federal funds purchased and FHLB borrowings ..         5,000            0                       5,000
      Other liabilities ............................         1,009          714                       1,723
                                                          --------      -------      --------      --------
           Total liabilities .......................       249,790       57,690             0       307,480
                                                          --------      -------      --------      --------

SHAREHOLDERS' EQUITY
      Common stock .................................         4,783        3,850        (2,764)(1)     5,869
      Additional paid-in capital ...................        12,033          703         2,764        15,500
      Unrealized gain (loss) on securities
           available for sale, net .................            38           88                         126
      Retained earnings ............................         3,548          543                       4,091
                                                          --------      -------      --------      --------
           Total shareholders' equity ..............        20,402        5,184             0        25,586
                                                          --------      -------      --------      --------
           Total liabilities and shareholders'
             equity ................................      $270,192      $62,874      $      0      $333,066
                                                          ========      =======      ========      ========

                                                                          AT SEPTEMBER 30, 1997
                                                        --------------------------------------------------
                                                                                                 PRO FORMA
                                                            ABI       MURDOCK FL  ADJUSTMENTS/    COMBINED
                                                        CONSOLIDATED     BANK     (DEDUCTIONS)     TOTAL
                                                        ------------  ----------  ------------   ---------
      Capital ratios:
           Tangible leverage ratio .................          7.74%        8.16%                       7.85%
           Tier one capital ratio ..................         10.92%       15.78%                      11.64%
           Total capital ratio .....................         11.60%       17.04%                      12.61%

Murdock outstanding shares .........................       385,015
Conversion ratio ...................................           2.4
                                                          --------

ABI shares to be issued ............................       924,036
Par value of 924,036 shares issued
      at $1.175 per share ..........................                   $  1,086
Shares issued at par value .........................      $  1,086
Total capital stock of Murdock .....................         4,553
Excess recorded as an increase in
      additional paid-in capital ...................                      3,467
                                                                       --------

To eliminate Murdock capital stock:
      Common stock, at par value ...................                     (3,850)
      Additional paid-in capital ...................                       (703)
                                                                       --------

      Net change in equity .........................                    $     0
                                                                        =======

----------
(1) To record the issuance of 924,036 ABI Common Shares in exchange for all of the outstanding shares of Murdock.



                            AMERICAN BANCSHARES, INC.
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                   (UNAUDITED)

                                                               NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                        --------------------------------------------------
                                                                                                 PRO FORMA
                                                            ABI       MURDOCK FL  ADJUSTMENTS/    COMBINED
                                                        CONSOLIDATED     BANK     (DEDUCTIONS)     TOTAL
                                                        ------------  ----------  ------------   ---------
Interest income ....................................      $ 14,173      $ 3,676      $             $ 17,849
Interest expense ...................................         7,469        1,860                       9,329
                                                          --------      -------      --------      --------
      Net interest income ..........................         6,704        1,816                       8,520

Provision for loan losses ..........................           615           71                         686
                                                          --------      -------      --------      --------
      Net interest income after provision
           for loan losses .........................         6,089        1,745                       7,834

Noninterest income .................................         2,514          376                       2,890
Noninterest expense ................................         6,899        1,483                       8,382
                                                          --------      -------      --------      --------
      Income before income taxes ...................         1,704          638                       2,342
Provision for income taxes .........................           659          243                         902
                                                          --------      -------      --------      --------
      Net income ...................................      $  1,045      $   395      $             $  1,440
                                                          ========      =======      ========      ========

Average primary shares outstanding .................     4,062,396      385,015      (385,015)     4,986,432
                                                                                      924,036
Average fully diluted shares outstanding ...........     4,086,277      385,015      (385,015)     5,010,313
                                                                                      924,036
Earnings per share:
      Net income:
           Primary .................................      $   0.26      $  1.03                    $   0.29
           Fully diluted ...........................      $   0.26      $  1.03                    $   0.29

                                                                NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                        --------------------------------------------------
                                                                                                 PRO FORMA
                                                            ABI       MURDOCK FL  ADJUSTMENTS/    COMBINED
                                                        CONSOLIDATED     BANK     (DEDUCTIONS)     TOTAL
                                                        ------------  ----------  ------------   ---------
Interest income ....................................      $ 10,334      $ 3,653      $             $ 13,987
Interest expense ...................................         5,263        1,922                       7,185
                                                          --------      -------      --------      --------
      Net interest income ..........................         5,071        1,731                       6,802
Provision for loan losses ..........................           207          148                         355
                                                          --------      -------      --------      --------
      Net interest income after provision for
           loan losses .............................         4,864        1,583                       6,447

Noninterest income .................................         1,416          482                       1,898
Noninterest expense ................................         5,248        2,111                       7,359
                                                          --------      -------      --------      --------
      Income before income taxes ...................         1,032          (46)                        986
Provision for income taxes .........................           382          (17)                        365
                                                          --------      -------      --------      --------
      Net income ...................................      $    650      $   (29)     $                 $621
                                                          ========      =======      ========      ========

Average primary shares outstanding .................      3,631,068     385,015      (385,015)     4,555,104
                                                                                      924,036
Average fully diluted shares outstanding ...........      3,854,981     385,015      (385,015)     4,779,017
                                                                                      924,036

Earnings per share:
      Net income:
           Primary .................................      $   0.18      $ (0.08)                   $   0.14
           Fully diluted ...........................      $   0.17      $ (0.08)                   $   0.13


                                                                    YEAR ENDED DECEMBER 31, 1996
                                                        --------------------------------------------------
                                                                                                 PRO FORMA
                                                            ABI       MURDOCK FL  ADJUSTMENTS/    COMBINED
                                                        CONSOLIDATED     BANK     (DEDUCTIONS)     TOTAL
                                                        ------------  ----------  ------------   ---------
Interest income ....................................      $ 14,548      $ 4,883      $             $ 19,431
Interest expense ...................................         7,411        2,554                       9,965
                                                          --------      -------      --------      --------
      Net interest income ..........................         7,137        2,329                       9,466
Provision for loan losses ..........................           287          228                         515
                                                          --------      -------      --------      --------
      Net interest income after provision for
           loan losses .............................         6,850        2,101                       8,951

Noninterest income .................................         1,834          314                       2,148
Noninterest expense ................................         7,279        2,577                       9,856
                                                          --------      -------      --------      --------
      Income before income taxes ...................         1,405         (162)                      1,243
Provision for income taxes .........................           522          (61)                        461
                                                          --------      -------      --------      --------
      Net income ...................................      $    883      $  (101)     $             $    782
                                                          ========      =======      ========      ========

Average primary shares outstanding .................      3,718,502     385,015      (385,015)     4,642,538
                                                                                      924,036
Average fully diluted shares outstanding ...........      3,912,088     385,015      (385,015)     4,836,124
                                                                                      924,036

Earnings per share:
      Net income:
           Primary .................................      $   0.24      $ (0.26)                   $   0.17
           Fully diluted ...........................      $   0.23      $ (0.26)                   $   0.16

                                                                    YEAR ENDED DECEMBER 31, 1995
                                                        --------------------------------------------------
                                                                                                 PRO FORMA
                                                            ABI       MURDOCK FL  ADJUSTMENTS/    COMBINED
                                                        CONSOLIDATED     BANK     (DEDUCTIONS)     TOTAL
                                                        ------------  ----------  ------------   ---------
Interest income ....................................      $ 11,409      $ 4,417      $             $ 15,826
Interest expense ...................................         6,011        2,441                       8,452
                                                          --------      -------      --------      --------
      Net interest income ..........................         5,398        1,976                       7,374
Provision for loan losses ..........................           483          219                         702
                                                          --------      -------      --------      --------
      Net interest income after provision for
           loan losses .............................         4,915        1,757                       6,672

Noninterest income .................................         1,473          613                       2,086
Noninterest expense ................................         4,797        2,640                       7,437
                                                          --------      -------      --------      --------
      Income before income taxes ...................         1,591         (270)                      1,321
Provision for income taxes .........................           573         (102)                        471
                                                          --------      -------      --------      --------
      Net income ...................................      $  1,018      $  (168)     $             $    850
                                                          ========      =======      ========      ========

Average primary shares outstanding .................      2,234,070     385,015      (385,015)     3,158,106
                                                                                      924,036
Average fully diluted shares outstanding ...........      2,479,888     385,015      (385,015)     3,403,924
                                                                                      924,036

Earnings per share:
      Net income:
           Primary .................................      $   0.46      $ (0.44)                   $   0.27
           Fully diluted ...........................      $   0.41      $ (0.44)                   $   0.25


                                                                    YEAR ENDED DECEMBER 31, 1994
                                                        --------------------------------------------------
                                                                                                 PRO FORMA
                                                            ABI       MURDOCK FL  ADJUSTMENTS/    COMBINED
                                                        CONSOLIDATED     BANK     (DEDUCTIONS)     TOTAL
                                                        ------------  ----------  ------------   ---------
Interest income ....................................      $  7,274      $ 3,913      $             $ 11,187
Interest expense ...................................         3,627        1,931                       5,558
                                                          --------      -------      --------      --------
      Net interest income ..........................         3,647        1,982                       5,629
Provision for loan losses ..........................           221           70                         291
                                                          --------      -------      --------      --------
      Net interest income after provision for
           loan losses .............................         3,426        1,912                       5,338

Noninterest income .................................           631          493                       1,124
Noninterest expense ................................         3,276        2,078                       5,354
                                                          --------      -------      --------      --------
      Income before income taxes ...................           781          327                       1,108
Provision for income taxes .........................           279          117                         396
                                                          --------      -------      --------      --------
      Net income ...................................      $    502      $   210      $             $    712
                                                          ========      =======      ========      ========

Average primary shares outstanding .................      1,955,132     358,754      (358,754)     2,816,142
                                                                                      861,010
Average fully diluted shares outstanding ...........      2,254,561     358,754      (358,754)     3,115,571
                                                                                      861,010

Earnings per share:
      Net income:
           Primary .................................      $   0.26      $  0.59                    $   0.25
           Fully diluted ...........................      $   0.22      $  0.59                    $   0.22

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         ABI Common Shares are quoted by the Nasdaq National Market under the symbol "ABAN". At the close of business on January 30, 1998, there were outstanding 4,070,458 shares held by 960 shareholders of record.

         The following table sets forth the high and low closing sales price for the ABI Common Shares as quoted on Nasdaq National Market for the periods indicated:

                                                                        HIGH             LOW
                                                                        ----             ---
          YEAR ENDED DECEMBER 31, 1996:
             First Quarter..........................................   $ 7.25           $ 6.125
             Second Quarter.........................................   $ 8.375          $ 6.266
             Third Quarter .........................................   $ 8.50           $ 7.675
             Fourth Quarter.........................................   $ 8.50           $ 7.438
          YEAR ENDED DECEMBER 31, 1997:
             First Quarter..........................................   $ 9.25           $ 7.50
             Second Quarter.........................................   $ 9.625          $ 8.00
             Third Quarter..........................................   $12.75           $ 9.00
             Fourth Quarter.........................................   $13.25           $11.625
          YEAR ENDED DECEMBER 31, 1998:
             First Quarter (through January 30, 1998)...............   $13.25           $12.375

         On September 22, 1997, the last trading day prior to the public announcement of the proposed Merger, the closing sales price of Common Shares as quoted on the Nasdaq National Market was $12.25.

         Holders of ABI Common Shares are entitled to share equally in all dividends when and if declared by the ABI Board out of funds legally available therefor. ABI, however, has never paid any dividends on its common shares. The declaration and payment of future dividends, if any, will depend upon business conditions, operating results, capital and reserve requirements, the Board of Directors' consideration of other relevant factors.

         ABI is a legal entity separate and distinct from its subsidiary, the Bank, and its revenues are derived principally from the Bank. Both federal and Florida law place certain legal restrictions on the payment of dividends by a banking subsidiary to its parent bank holding company. The FRB may restrict the ability of the Bank to pay dividends if such payments would constitute an unsafe or unsound banking practice. In addition, Florida law prohibits the payment of dividends by a state-chartered bank to its holding company if the bank fails to meet certain net profit or net income and maintenance of capital requirements. See "Regulatory Matters -- Dividend Restrictions and Transactions of Funds".

         There is no established public trading market for Murdock Common Stock. As of the Murdock Record Date there were 385,015 shares of Murdock Common Stock outstanding which were held of record by 355 record holders. According to records kept by management, during the past two fiscal years, there have been only a limited number of trades. Murdock does not maintain records regarding, and is frequently not advised of, the prices of transactions on its stock. Accordingly, Murdock cannot provide accurate information about the range of trading prices for its stock during the past two years. To the best of management's knowledge, however, shares of Murdock Common Stock were sold during this time period at prices ranging between $6.50 to $15.00 per share. The most recent trade of which Murdock's management has knowledge occurred in August 1997 at $15.00 per share. In view of the extremely limited volume of transactions involving the Murdock Common Stock, there is no assurance that the prices paid therefor are a reliable or relevant indication of the value of the Murdock Common Stock.

         Murdock has never paid any dividends on the Murdock Common Stock and, even if the Merger is not consummated, Murdock does not anticipate the payment of dividends in the foreseeable future. As is the case for the Bank, the payment of dividends by Murdock is subject to certain regulatory restrictions and limitations.

                           THE ABI PROPOSED AMENDMENTS
                           (ABI PROPOSALS 2 THROUGH 7)

         At the ABI Special Meeting, in addition to the Merger Agreement (Proposal 1), holders of ABI Common Shares as of the ABI Record Date will be asked to consider and adopt several proposals to amend the ABI Articles (proposals 2 through 7). References herein to Proposals 2 through 7 herein relate only to the solicitation of ABI Shareholders pursuant to this Joint Proxy Statement-Prospectus. The proposed Amendments are not related to the Merger and shall be considered independently of the Merger proposal. Neither the Merger nor any of the Amendments is conditioned upon the approval of any other proposal being considered at the ABI Special Meeting.

         Set forth below is a description of each proposal to amend the ABI Articles. Approval of each of these proposals requires that the votes cast in favor of the proposal then-being considered exceed the votes cast against that proposal at a meeting at which a quorum is present. Each proposal will be considered independently from the other proposals and none of the proposals are conditioned upon the shareholder approval of any other proposal. Accordingly, if some of the proposals are not approved by the ABI Shareholders, those proposals that are approved will be implemented. It is the intention of the ABI Board to file as soon as practicable after the ABI Special Meeting, Amended and Restated Articles of Incorporation which incorporate each of the Amendments adopted by ABI Shareholders. If any particular proposal is not approved, the numbering of the Articles shall be revised accordingly.

INCREASE IN THE NUMBER OF AUTHORIZED ABI COMMON SHARES (PROPOSAL 2)

         The ABI Board has determined that it is advisable and in ABI's best interests to amend Article III of the ABI Articles to increase the number of authorized ABI Common Shares to 20,000,000 shares ("Common Shares Amendment").

         The ABI Articles currently authorize 10,000,000 ABI Common Shares, of which a total of 4,070,458 shares are issued and outstanding as of the ABI Record Date, 225,000 shares are reserved for employee and director stock options under the ABI stock option plans, and up to a maximum of 1,044,140 shares (giving effect to the maximum Exchange Ratio of 2.65) reserved for issuance to Murdock Stockholders upon consummation of the Merger (including those ABI Common Shares issuable upon exercise of Mr. Andreasen's options converted in connection with the Merger).

         Additional authorized ABI Common Shares would provide the ABI Board with flexibility in the management of ABI's capitalization and to engage in additional acquisitions. The additional ABI Common Stock could be used by ABI in connection with (i) future acquisitions by ABI, (ii) future capital raising by ABI, (iii) the establishment of additional employee compensation plans, and (iv) other corporate purposes. To the extent that ABI does engage in acquisition transactions, the availability of additional shares to include in future employee benefit plans may prove critical for retaining officers and employees of both potential targets and ABI and to provide incentives to achieve certain operating efficiencies.

         Other than the distribution of ABI Common Shares pursuant to the Merger Agreement, and the issuance of ABI Common Shares upon exercise of options issued under directors and employee stock option plans, ABI has no specific plans to issue ABI Common Shares. Furthermore, there are no other agreements, understandings or arrangements for the issuance of the additional ABI Common Shares which would be authorized by the Common Shares Amendment. ABI Common Shares, including, if approved, the newly authorized shares, may be issued upon the ABI Board's approval, without any further vote or action on the part of the ABI Shareholders. The ABI Articles do not provide for any preemptive rights upon the issuance of any ABI Common Shares.

         The ABI Board recommends that ABI Shareholders vote FOR approval of the Common Shares Amendment.

AUTHORIZATION OF A CLASS OF PREFERRED SHARES (PROPOSAL 3)

         The ABI Board has determined that it also is advisable and in the best interests of ABI to amend Article III of the ABI Articles to make available for issuance 5,000,000 Preferred Shares with such designations, preferences, rights, and limitations as are approved, from time to time by the ABI Board (the "Preferred Share Amendment").

         If both the Common Share Amendment and the Preferred Share Amendment are approved by the ABI Shareholders, the authorized capital of ABI will consist of 20,000,000 Common Shares and 5,000,000 Preferred Shares. The full text of
Article III as it will be amended if the Common Share Amendment and the Preferred Share Amendment are approved by ABI Shareholders is set forth in Appendix D to this Joint Proxy Statement-Prospectus.

         As proposed, the Preferred Shares Amendment expressly authorizes the ABI Board, without any further shareholder action or approval, to issue up to 5,000,000 Preferred Shares. The ABI Board would be empowered to provide for the issuance of Preferred Shares in one or more classes, or in one or more series within a class. The ABI Board also would have the authority to establish from time to time the number of shares to be included in each such class or series, and to determine and fix the designations, powers, preferences, rights, qualifications, limitations, and restrictions of each such class or series, including, among other things, dividend rights (including the amount and nature thereof), voting rights (in addition to any prescribed by statute) of the holders of such shares, the existence of any conversion or exchange privilege, any redemption features, and sinking fund provisions, rights in the event of liquidation, dissolution, or winding up of ABI or a distribution of substantially all of its assets, and the conditions or restrictions, if any, on specified actions of ABI affecting the rights of such shares. Holders of Preferred Shares would not be entitled to preemptive rights unless specifically provided therefor.

         The ABI Articles currently authorize only Common Shares. The ABI Board believes that the proposed Preferred Share Amendment will provide ABI with additional flexibility in the management of its capitalization and to engage in future acquisitions. Preferred Shares can be used by ABI, instead of ABI Common Shares, in connection with (i) future acquisitions, (ii) raising new capital,
(iii) planning future financing transactions, and (iv) for other corporate purposes. The Preferred Shares would be particularly useful for such purposes since the ABI Board would have the authority to choose the exact terms of the class or series at the time of issuance to respond to investor preferences, developments in types of preferred stock, market conditions, and the nature of the specific transaction. When seeking additional financing or capital, it may be advantageous to ABI in some cases to structure a transaction which provides for the payment of dividends on equity rather than the payment of interest on debt instruments. Furthermore, if an acquisition involves another entity which has an outstanding class or series of preferred stock, the availability of ABI Preferred Shares which can be offered in exchange therefor, will provide ABI with the flexibility to appropriately structure the transaction in a manner which may facilitate the negotiation and the consummation of such transaction.

         ABI is not presently considering any transaction involving the issuance of Preferred Shares nor are there any plans, proposals, negotiations, agreements, or understandings to issue or to make any acquisition utilizing Preferred Shares. However, opportunities requiring prompt action may arise, such as favorable market conditions existing for an acquisition or the sale of a particular type of preferred share or an opportunity to make an acquisition. The ABI Board believes that the potential delay and expense of seeking shareholder approval for a specific issuance of preferred shares could deprive ABI and its shareholders of the ability to effectively benefit from such an opportunity and/or cause the loss of attractive acquisitions or financing arrangements.

         The Preferred Shares would be available for issuance from time to time as determined by the ABI Board for any proper corporate purpose. Such purposes might include issuance in public or private sales for cash as a means of obtaining capital for use in the business and operations of ABI and the Bank, and issuance as part or all of the consideration required to be paid by ABI for acquisitions or other businesses or properties. The timing and terms of the issuance of Preferred Shares in connection with any such transaction would depend on a number of factors, including economic and market conditions at the time of the specific transaction, ABI's and the Bank's business, financial condition, and strategic goals, the particular circumstances of the transaction in which the shares are issued, and other factors.

         It is not possible to state the actual effect of the authorization of Preferred Shares upon the rights of holders of ABI Common Shares until the ABI Board determines the rights of holders of a class or series of the Preferred Shares. Holders of the ABI Common Shares have no preemptive rights to subscribe for or purchase any Preferred Shares which may be issued, and the issuance of Preferred Shares may have a dilutive effect on the equity and the voting rights of the holders of the ABI Common Shares. The Preferred Shares, if issued, would have preference over the ABI Common Shares with respect to dividends and other distributions and could have conversion and redemption features.

         Although the ABI Board has no present intention of doing so, the ABI Board will have the authority to issue Preferred Shares in a manner that could make it more difficult, or discourage an attempt, to obtain control of ABI by means of a merger, tender offer, proxy contest, or other method. Such an occurrence, in the event of a hostile takeover, may have an adverse impact on shareholders who may wish to participate in such offer. The ABI Board is not aware of any effort by any person to accumulate ABI's securities or obtain control of ABI. Although the ABI Board, in furtherance of its fiduciary obligations, has discussed and evaluated the advisability of adopting a shareholder rights plan designed to encourage persons seeking to acquire control of ABI to first negotiate with ABI and, from time to time, has discussed other measures which might have the effect of deterring or discouraging a possible takeover of ABI, and may continue to do so, the ABI Board has not presently determined to adopt or propose any such measure except for those set forth in these Amendments.

         The ABI Board recommends that the ABI Shareholders vote FOR approval of the proposed Preferred Shares Amendment.

INDEMNIFICATION OF OFFICERS AND DIRECTORS (PROPOSAL 4)

         The ABI Board has determined that it is advisable and in the best interest of ABI and its shareholders to adopt and approve a new Article X to the ABI Articles to provide for indemnification of its officers and directors and limitation of liability of its directors to the extent permitted under Florida law.

         Under Florida law, a corporation may indemnify any of its directors or officers who is made a party to, or threatened to be made a party to, any action, suit, or other proceedings, whether civil, criminal, administrative, or investigative, by reason of fact that such person is or was a director or officer of such corporation or serves or served any other enterprises at the request of the corporation. The current ABI Articles do not provide for indemnification and, accordingly, officers and directors have only those indemnity provisions which are mandatory under Florida law and the ABI Bylaws. This proposed amendment to the ABI Articles will implement its power to indemnify such persons by affirmatively providing for such indemnification.

         The changes proposed by this amendment to the ABI Articles includes provisions which are typically included in the articles of incorporation of Florida corporations.

         The ABI Board of Directors recommends that the ABI Shareholders vote FOR approval of this Proposal 4.

BOARD OF DIRECTOR AMENDMENTS (PROPOSAL 5)

         The ABI Board has determined that it is advisable and in the best interests of ABI and its shareholders to adopt and approve the following amendment to the ABI Articles (the "Board Amendments") which will delete Article VII in its entirety and replace it with a new Article VII which would (i) provide for the number of directors constituting the whole ABI Board to be established in accordance with ABI's bylaws (including any increases in the size of the Board), and (ii) provide that directors may be removed by ABI Shareholders only for cause. By deleting Article VII in its entirety and replacing it with the proposed revisions, ABI Shareholders also will be giving their approval to changes which would provide that: (i) the timing of the annual meeting of shareholders may be determined and made in accordance with ABI's bylaws, and (ii) the officers designations, as well as their election or appointment, shall be determined and made in accordance with the ABI bylaws. The complete text of the Board Amendments are set forth in Appendix D hereto.

         DESCRIPTION OF BOARD AMENDMENTS

         Current Provisions. The current provisions contained in Article VII provide that the ABI Board shall consist of at least five directors who are to be elected annually at a meeting of shareholders to be held during the first four months of the year. During the course of the year, the ABI Board may be increased and the vacancies filled by the directors, but such increase is limited to two additional directorships. There is no upper limit to the number of directors that may be elected by ABI Shareholders. Further, Article VII establishes three required officer positions - chairman of the board, president, and cashier - which are to be elected by the ABI Board following the annual meeting.

         The ABI Board believes that these provisions unduly restrict its ability to manage the affairs of the corporation and takes away the flexibility available to other similar Florida corporations, resulting in a competitive disadvantage to ABI and creating unnecessary restraints in its operations. Accordingly, the ABI Board has approved the adoption of the Board Amendments in order to provide it with the flexibility needed to effectively compete with its competitors.

         Determination of Board Size; Fill Vacancies. Under Florida law, unless the articles of incorporation provide otherwise, the number of directors constituting the full board may consist of the number specified in or fixed in accordance with the bylaws. The only limitation imposed by Florida law is that there must always be at least one director. Further, unless the articles of incorporation or bylaws provide otherwise, vacancies on the board, whether due to an increase in the size of the board or the resignation or removal of an existing director, may be filled by the remaining directors to serve until the next meeting at which directors are elected. The proposed Board Amendments would permit ABI to set the size of the board at anytime throughout the year, to increase the number of directorships by more than two, and to fill the vacancies created thereby. The ABI Board believes that it is critical to its current business strategy that it have the flexibility to offer appropriate representation on the ABI Board to potential acquisition candidates. As a condition to a proposed business combination, certain larger institutions may seek representation on the ABI Board which would mirror such investors' equity interest in the combined company. Currently, under the ABI Articles, the ABI Board can only offer two director positions by creating vacancies on the board for such purposes. This limitation may not provide adequate flexibility and may cause ABI to lose the potential acquisition opportunity to a suitor which can offer greater board representation. ABI is not presently considering any transaction calling for an increase in the size of the ABI Board for such purposes, nor are there any plans, proposals, negotiations, agreements, or understandings with respect thereto.

         Annual Meeting. Under Florida law, a corporation is required to hold an annual meeting of its shareholders for the election of directors and the transaction of any other proper business at a time stated in or fixed in accordance with its bylaws. There are no requirements establishing when the meeting must take place. By permitting the timing of the annual meeting to be established in the bylaws, Florida law grants the board of directors with the power to set the annual meeting date, and to amend the bylaws, if necessary, regarding such date. By setting a specific time frame in the current ABI Articles, the power of the ABI Board to set the annual meeting has been substantially restricted. As a public company with reporting obligations with the Commission, a requirement that the annual meeting be held by April 30 each year can be unduly burdensome. ABI's annual report on Form 10-KSB or Form 10-K, as the case may be, is due on or about March 31 each year and planning for an annual meeting within 30 days thereafter can prove difficult in some years. Further, if ABI is in the midst of negotiating an acquisition or is preparing a proposal which requires shareholder action, and such matters will not be ready for shareholder action until after April 30, then ABI will be required to go through the time and expense of calling and holding a special meeting rather than setting the annual meeting for a later date. If such matters could be combined with the annual meeting, substantial costs savings and efficiencies may be realized. Accordingly, the Board Amendment, if approved, will eliminate from the ABI Articles the requirements regarding the timing of the annual meeting and permit such matters to be determined under the bylaws as specifically permitted under Florida law.

         Officers. Pursuant to Florida law, a corporation shall have the officers described in its bylaws or appointed by the board of directors in accordance with the bylaws. Florida law does not specify any particular officers that the corporation must have, except that some officer must be delegated the responsibility to prepare the corporate minutes and to authenticate its records. Accordingly, Florida law provides extreme flexibility in determining the appropriate number, designations, and responsibilities of officers, and the manner of their selection through the adoption of bylaw provisions. The current ABI Articles require the election of three specific officers following the election of directors; a chairman of the board, president, and cashier. The ABI Board does not believe that it is appropriate for the articles to establish specific officers of the corporation. In particular, ABI does not believe that it is appropriate for a bank holding company to have a cashier or to deem an independent director serving as a chairman of the board as an officer. Accordingly, the proposed Board Amendment eliminates references to any required officers or the timing of their selection.

         Removal for Cause. Under Florida law, the articles of incorporation may provide that directors may be removed only for cause. Absent a requirement in the articles of incorporation for a higher percentage vote, a director can be removed under Florida law if the votes cast for removal exceed the votes cast against removal at a meeting where a quorum is present. The Board Amendments provide that a director, or the entire ABI Board, may be removed by ABI Shareholders only for cause. The ABI Board believes that this provision is necessary to ensure stability of the board in the event of an unsolicited attempt to acquire control of ABI. This provision will make more difficult or discourage a proxy contest or the removal of incumbent directors. The ABI Board believes that this provision will encourage negotiation with the ABI Board by third parties rather than to attempt any potentially unfair tactics. See "Amendments - Procedural Amendments -- Purposes and Effects of the Procedural Amendments".

         The ABI Board recommends that the ABI Shareholders vote FOR approval of the proposed Board Amendments.

PROCEDURAL AMENDMENTS (PROPOSALS 6 AND 7)

         The ABI Board has determined that it is advisable and in the best interests of ABI and its shareholders to amend the ABI Articles to add a new
Article VIII which would increase the vote required by shareholders to adopt, repeal, alter, or amend any of the ABI Bylaws to 66 2/3% of the outstanding voting stock (Proposal 6) and a new Article IX which would increase from 10% to 50% the percentage of voting stock required to call a special meeting of ABI Shareholders (Proposal 7) (together, the "Procedural Amendments"). The complete text of the Procedural Amendments are set forth in Appendix D hereto.

         DESCRIPTION OF THE PROCEDURAL AMENDMENTS.

         Increased Shareholder Vote for Certain Amendments to Articles and Bylaws (Proposal 6). Under Florida law, amendments to the articles of incorporation must be approved by the board of directors and then submitted to the shareholders for their approval. Shareholder approval requires, unless otherwise required by the articles of incorporation or the board of directors, that the votes cast in favor of such amendment exceed the votes cast against such amendment at a meeting where a quorum is present (except for amendments pursuant to which dissenters' rights are available, in which case approval is required from a majority of the outstanding voting stock). In addition, amendments to the articles of incorporation that adds, changes, or deletes a greater or less quorum or voting requirement must be adopted by the same quorum and voting requirements then in effect, or proposed to be adopted, whichever is greater.

         Further, under Florida law, bylaws may be amended or repealed by the board of directors and by the shareholders if the votes cast for approval thereof exceed votes cast against it at a meeting where a quorum is present (absent a requirement in the articles of incorporation for a higher vote). The ABI Articles are silent on this matter.

         Proposal 6 provides that shareholders can amend or repeal the ABI Bylaws only with the approval of 66 2/3% of the voting stock. The ABI Board would continue to have the power to amend or repeal the ABI Bylaws. However, the ABI Board has no present intention of amending the ABI Bylaws, except to conform them to the amendments to the ABI Articles described in this Joint Proxy Statement-Prospectus (i.e., establishing the size of the ABI Board and the designation of officers).

         Increased Percentage of Voting Stock to Call Special Meeting (Proposal
7). Under Florida law, special meetings of shareholders may be called by the board of directors, any other person authorized by the articles of incorporation or bylaws, or by holders of not less than 10% of the voting stock (unless a higher percentage not to exceed 50% is required by the articles of incorporation). The bylaws currently provide that a special meeting of the shareholders may be called by the ABI Board, the President or Secretary of ABI, or by holders of not less than 10% of the voting stock. Under Proposal 7, a special meeting of shareholders can be called only by the Chairman of the Board, the President, by resolution of the majority of the ABI Board, or by the holders of 50% or more of the voting stock.

         PURPOSES AND EFFECTS OF THE PROCEDURAL AMENDMENTS.

         The Procedural Amendments, together with the proposed limitation in the Board Amendments restricting the ability to remove directors, are intended to prevent precipitous changes in the composition of the ABI Board, its powers, the manner of its selection, and ABI's corporate procedures, and thereby to moderate changes in policy and direction of ABI's business operations which the ABI Board does not deem to be in the best interests of ABI and its shareholders. Although ABI has not experienced any such precipitous changes in the past, in the view of the ABI Board, the recent increase in the acquisition of financial institutions also has increased the possibility of potentially disruptive and potentially unfair tactics and the adoption of the Procedural Amendments and certain of the Board Amendments at this time is a prudent measure for the protection of ABI Shareholders. ABI has commenced a growth strategy that it believes will enhance shareholder value in the long run but, may in the short run not be reflected in the market price of ABI Common Shares. Accordingly, ABI is desirous of discouraging any unsolicited and inappropriate attempts to acquire or control ABI at a price which does not reflect such long term values.

         Proposals for the takeover or restructuring or sale of all or part of a company, or other similar extraordinary actions, are often initiated without advance notice or consultation with management of the company by third parties who have accumulated substantial stock positions. In many cases, such parties seek representation on a company's board of directors in order to increase the likelihood that their proposal will be implemented by the company. If the company resists their efforts to obtain representation on the company's board, they may commence a proxy contest to have their nominees elected to the board in place of certain directors or the entire board. In some cases, these parties may not truly be interested in taking over the company but use the threat of a proxy fight or a bid to take over the company as a means of forcing the company to repurchase their equity position at a substantial premium over the market price. The ABI Board believes the Procedural Amendments will help ensure that the ABI Board, if confronted by an unsolicited proposal from a third party who has recently acquired a block of ABI's shares, will have sufficient time to review the proposal and consider appropriate alternatives.

         As a result of both the Procedural Amendments and certain of the Board Amendments, the ability of a shareholder to gain control of the ABI Board by increasing the size of the ABI Board or by removing directors and filling the resulting vacancies will be limited. These amendments would not, however, delay a change in control of ABI if, after a successful tender offer for a majority of ABI's voting stock, the incumbent directors resigned or reached an accommodation with the majority shareholder. Moreover, as a result of the amendment concerning requirements to call a special meeting of shareholders, a shareholder holding less than 50% of the voting stock could not force shareholder consideration of a proposal over the opposition of the ABI Board by calling a special meeting of shareholders prior to such time as the ABI Board or the Chairman of the Board or the President believes such consideration to be appropriate. This change will not affect the ability of the Chairman of the Board, or the President of the ABI Board to call a special meeting if there are matters to be acted upon which are in the best interests of ABI and its shareholders.

         The increase in the shareholder vote required to amend the ABI Bylaws could make it more difficult for a substantial shareholder to make changes in the ABI Bylaws, including changes designed to facilitate a business combination or the exercise of control over ABI.

         Adoption of the Procedural Amendments may affect the ability of shareholders to change the composition of the ABI Board and to benefit from transactions which are opposed by the incumbent ABI Board. The 66 2/3% voting requirement of Proposal 6 could allow holders of 33 1/3% of the voting stock to veto certain actions that might be supported by the majority of the shareholders. Although takeovers or changes in management of ABI without prior consultation with ABI's management may not necessarily be detrimental, and could be beneficial, to ABI and its shareholders, the ABI Board believes that the benefits of protecting its ability to negotiate with the proponent of an unsolicited proposal to takeover ABI outweigh the disadvantages of discouraging such a proposal.

         In addition, since the Procedural Amendments are designed to discourage accumulations of large blocks of ABI's Common Shares by purchasers whose objective is to have such stock repurchased by ABI at a premium, their adoption could tend to reduce the temporary fluctuations in the market price of the ABI Common Shares that could be caused by accumulations of large blocks of ABI Common Shares. Accordingly, shareholders could be deprived of certain opportunities to sell their shares at a temporarily higher market price.

         The ABI Board recommends that the ABI Shareholders vote FOR the approval of each of the Procedural Amendments.


                              INFORMATION ABOUT ABI
GENERAL

         ABI, a Florida corporation organized on June 30, 1995, is a bank holding company registered under the BHCA, and on December 1, 1995 it became the bank holding company for American Bank of Bradenton, a Florida state chartered bank (the "Bank"). The Bank is the largest independent bank in Manatee County, Florida based on asset size. The Bank, whose capital stock is wholly-owned by ABI, is ABI's primary subsidiary and principal asset. Through its ownership of the Bank, ABI is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by the Bank. ABI currently engages in no substantial business activities other than activities related to its ownership of the Bank. As of September 30, 1997, ABI, on a consolidated basis, had total assets of approximately $270.2 million, net portfolio loans of approximately $201.7 million, total deposits of approximately $226.1 million, and shareholders' equity of approximately $20.4 million. Unless the context otherwise requires, references herein to ABI include ABI and the Bank on a consolidated basis.

         The Bank, which commenced operations in 1989, is a Florida state-chartered commercial bank and is not a member of the Federal Reserve System. The Bank is a general commercial bank which provides a variety of corporate and personal banking services to consumers and small to mid-sized businesses, from its six banking offices located in Manatee County, Florida.

         The business of the Bank consists of attracting deposits from the general public in areas served by its banking offices and applying those funds, together with funds derived from other sources, to originate a variety of commercial, consumer, and residential real estate loans. In addition, the Bank offers accounts receivable financing and billing services, and credit card merchant services. The Bank presently does not provide trust or appraisal services. The Bank, however, has entered into an arrangement with Advest, Inc. whereby its customers may obtain trust services.

         The Bank also maintains a separate Mortgage Banking Division which generates, closes, and services single family residential home mortgages. Its primary function is to originate fixed and adjustable rate construction-to-permanent residential real estate mortgage loans which fit the needs of borrowers for the purchase and construction of homes. These loans are originated, approved, and serviced from the Bank's Mortgage Banking Division offices located in Bradenton, Florida. Since the establishment of the Mortgage Banking Division in 1994, the Bank has substantially expanded its mortgage banking operations by emphasizing the origination of construction-to-permanent residential real estate mortgage loan for sale in the secondary mortgage market while retaining or packaging for sale the fee generating mortgage servicing rights associated with such loans. A majority of the mortgage loans made by the Bank since 1994 have been sold on the secondary market to the Federal National Mortgage Association ("FNMA") and other institutional investors.

         On January 22, 1997, the Bank acquired DesChamps & Gregory Mortgage Company, Inc. ("Des Champs"), a Bradenton based retail residential mortgage brokerage company, which originates residential mortgage loans with business operations concentrated in Manatee and Sarasota Counties.

         The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, from the sales of loans, and from interest and dividends from investment securities and short-term investments. The principal sources of funds for the Bank's lending activities are its deposits, amortization and prepayment of loans, sales of loans, and the sale of investment securities. The principal expenses of the Bank are the interest paid on deposits and operating and general administrative expenses.

MARKET AREA

         The Bank's six banking offices are located in or near the Bradenton area of Manatee County, which is the Bank's primary market area. According to published reports, the Bradenton-Sarasota, Florida area has grown faster during the past fifty years than any other major urban area in the United States except Las Vegas, Nevada. The area has had a population growth of 1060% over the past half-century. Bradenton, with its population of approximately 47,679, is the most populous city in Manatee County. Its average household is 2.3 persons with 21,340 housing units, representing a 33% increase from 1980 to 1990. This population growth has resulted in the continued construction of residential housing and related commercial support facilities. While changing conditions involving the infrastructural requirements of various geographic locations around the country have limited economic growth and population expansion, management believes that the Bank's primary market area has continued to grow because of the area's ability to attract new residents to its favorable year round climate and its relatively stable economic environment. Although the major economic base in the primary market area is service, retail, and manufacturing business, there also has been a growth of tourism. ABI believes that it is situated to take advantage of the expected economic and demographic growth in the Bank's primary market area.

MARKET FOR SERVICES

         ABI's management believes that the Bank's principal markets are: (i) the established and expanding commercial and small business market within the primary market areas; (ii) the real estate mortgage market within the primary market areas for retail lending and throughout Florida and parts of Georgia for wholesale lending; and (iii) the growing consumer loan market.

         Businesses are solicited through the personal efforts of the Bank's directors and officers. Management believes a locally-based bank is often perceived by the local business community as possessing a clearer understanding of local commerce and its needs. Consequently, ABI expects that the Bank will be able to make prudent lending decisions quickly and more equitably than its competitors without compromising asset quality or the Bank's profitability.

         The Bank focuses on the smaller commercial customer because management believes that this segment offers the greatest concentration of potential business. Also, the small to mid-size commercial market segment has historically shown a willingness to borrow and carry larger balances. Finally, ABI perceives that this market segment tends to be more loyal in its banking relationships.

LENDING ACTIVITIES

         GENERAL. The primary source of income generated by the Bank is from the interest earned from both the loan and investment portfolios. The Bank maintains diversification when considering investments and the granting of loan requests.

         Lending activities include commercial and consumer loans, and loans for residential purposes. Commercial loans are originated for commercial construction, acquisition, remodeling, and general business purposes. In this regard, the Bank, among other things, also originates loans to small businesses in association with the Small Business Association. In addition, the Bank offers customized accounts receivable financing and billing services that enable customers to convert their receivables into cash on a daily basis and eliminate the expenses of billing. Consumer loans include those for the purchase of automobiles, boats, home improvements, and personal investments. The Bank also offers credit card merchant services which are competitive with credit card agencies but provide the merchant with the local attention of Bank representatives. Residential loans include the origination of conventional mortgages and residential acquisition, development, and construction loans for the purchase or construction of single-family homes.

         The Bank primarily enters into lending arrangements for its portfolio loans with individuals who are familiar to the Bank and are residents of the Bank's primary market area. Emphasis is placed on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. The Bank aggressively pursues quality indirect lending through local automobile dealerships, small to medium sized commercial business loans, and direct residential loans. Also, through its Mortgage Banking Division, the Bank has focused efforts on residential loan originations that can be sold in the secondary market while it retains or packages for sale the servicing rights. The Mortgage Banking Division of the Bank maintains relationships with correspondent lenders throughout the State of Florida, ensuring continued lending efforts without a concentration in any one area. Management believes this to be a prudent practice in the mortgage banking area as it minimizes risks associated with the localized economic downturns. The Mortgage Banking Division originates primary construction-to-permanent financing loans, which are considered to have less risk of nonpayment than construction only financings.

         LOAN PORTFOLIO COMPOSITION. At September 30, 1997, total loans included portfolio loans of approximately $160 million and loans held for sale of approximately $42 million. Total loans represent approximately 75% of the Bank's total assets. Management's objective is to maintain its one-to-four family residential and construction loans at 30% of total loans. At September 30, 1997, approximately 33%, or $66 million, of its total loans were in one-to-four family residential and construction loans, including approximately $24 million in mortgage loans held for sale and $18 million of construction loans held for sale. The remainder of the Bank's loans included in its loan portfolio was commercial and commercial real estate loans of $93 million and consumer and other loans of $43 million.

         The following table summarizes the composition of Bank's loan portfolio (excluding loans held for sale) by type of loan on the dates indicated.

                                                                     YEAR ENDED DECEMBER 31,
                                  SEPTEMBER 30,   ------------------------------------------------------------
                                      1997              1996                1995                  1994
                               -----------------  -----------------  -------------------   -------------------
                                 AMOUNT      %      AMOUNT      %      AMOUNT        %      AMOUNT         %
                               ---------   -----  ---------   -----  ---------     -----   ---------     -----
                                                                          (DOLLARS IN THOUSANDS)
TYPE OF LOAN:
  Residential mortgage(1)  ..  $  24,169    15.1% $  18,695    13.8% $  14,723      15.0%  $  11,370      15.3%
  Commercial(2) .............     43,104    26.9     74,539    55.0     52,600      53.7      39,505      53.1
  Consumer and other loans(3)     93,073    58.0     42,270    31.2     30,650      31.3      23,579      31.6
                               ---------   -----  ---------   -----  ---------     -----   ---------     -----
     Total loans ............  $ 160,346   100.0% $ 135,504   100.0% $  97,973     100.0%  $  74,454     100.0%
                                           =====              =====                =====                 =====

LESS:
  Allowance for loan losses .     (1,316)            (1,000)              (946)                 (625)
  Net deferred costs (losses)        568                604                453                   427
                               ---------          ---------          ---------             ---------
     Total loans, net .......  $ 159,598          $ 135,108          $  97,480             $  74,256
                               =========          =========          =========             =========

                                         YEAR ENDED DECEMBER 31,
                                -----------------------------------------
                                       1993                  1992
                                -------------------   -------------------
                                  AMOUNT        %      AMOUNT         %
                                ---------     -----   ---------     -----

TYPE OF LOAN:
  Residential mortgage(1)  ..   $   9,486      18.3%  $   8,657      22.6%
  Commercial(2) .............      28,902      55.7      22,668      59.1
  Consumer and other loans(3)      13,463      26.0       7,059      18.3
                                ---------     -----   ---------     -----
     Total loans ............   $  51,851     100.0%  $  38,384     100.0%
                                              =====                 =====
LESS:
  Allowance for loan losses .        (505)                 (285)
  Net deferred costs (losses)         (17)                  (48)
                                ---------             ---------
     Total loans, net .......   $  51,329             $  38,051
                                =========             =========

----------
(1) Substantially all single family loans. Real estate construction loans are included in loans held for sale.
(2) Commercial consists of commercial real estate and other commercial loans.
(3)      Include consumer installment loans.


         LOAN MATURITY SCHEDULE. The following table sets forth the maturities of loans outstanding as of December 31, 1996.

                                                                               AT DECEMBER 31, 1996
                                                               ---------------------------------------------------
                                                                                DUE AFTER 1
                                                                 DUE IN 1       YEAR BUT      DUE AFTER
                                                               YEAR OR LESS   BEFORE 5 YEARS   5 YEARS       TOTAL
                                                               ------------   --------------  ---------    -------
                                                                               (DOLLARS IN THOUSANDS)

1-4 Family Residential.........................................    $ 5,705       $ 8,762       $11,692    $ 26,159
Other loans collateralized by real estate......................      4,644        23,711         8,159      36,514
Commercial and consumer loans..................................     37,117        33,567         2,147      72,831
                                                                   -------       -------        ------     -------
       Total loans (1).........................................    $47,466       $66,040       $21,998    $135,504
                                                                   =======       =======       =======    ========

---------------
(1) Excluding deferred fees, allowance for loan losses, and loans held for sale.


         SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES. The following table sets forth as of September 30, 1997 and December 31, 1996, the dollar amounts of loans due after one year which had predetermined interest rates and loans due after one year which had floating or adjustable interest rates.

                                                                                  DOLLAR AMOUNT OF LOANS
                                                                         --------------------------------------
                                                                         SEPTEMBER 30,             DECEMBER 31,
                                                                             1997                     1996
                                                                         ------------              ------------
                                                                                        (DOLLARS IN THOUSANDS)
Type of Interest Rate:
     Predetermined rate, maturity greater than one year.................  $  76,585                 $ 52,665
     Floating or adjustable rate due after one year.....................     41,365                   35,373
                                                                            -------                  -------
         Total..........................................................  $ 117,950                 $ 88,038
                                                                          =========                 ========

         COMMERCIAL LENDING. The Bank offers a variety of commercial loan services including term loans, lines of credit, and equipment receivables financing. A broad range of short-to-medium term commercial loans, both collateralized and uncollateralized are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

         The Bank's commercial loans primarily are underwritten in the Bank's primary market area on the basis of the borrowers' ability to service such debt from income. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although such loans may be made on an uncollateralized basis. Collateralized working capital loans are primarily collateralized by short term assets whereas term loans are primarily collateralized by long term assets.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his employment and other income and which are collateralized by real property whose value tends to be easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of his business and generally are collateralized by business assets, such as accounts receivable, equipment, and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans may depreciate over time, occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

         RESIDENTIAL LENDING. A large portion of the Bank's lending activities consist of the origination of single-family residential mortgage loans collateralized by owner-occupied property located in the Bank's primary service area. The Bank also offers adjustable rate mortgages ("ARMs") and either retain these ARMs in its portfolio or sells them in the secondary market. The ability to retain the ARMs in the Bank's portfolio allows the Bank the opportunity to originate loans to borrowers who may not meet the underwriting criteria of strict secondary market standards (but are still quality credits).

         The Bank offers one-year ARMs with rate adjustments tied to the weekly average rate of U.S. Treasury securities adjusted to a constant one-year maturity with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these mortgages are adjusted yearly with limitations on upward adjustments of 2% per adjustment period and 6% over the life of the loan. The Bank also originates 15-year and 30-year fixed-rate mortgage loans on single family residential real estate. The Bank generally charges a higher interest rate if the property is not owner-occupied. Fixed-rate mortgage loans are generally underwritten according to FNMA or Federal Home Loan Mortgage Corporation ("FHLMC") guidelines so that the loans qualify for sale in the secondary market to FNMA or FHLMC. It has been the Bank's experience that the proportion of fixed-rate and adjustable-rate loan originations depend in large part on the level of interest rates. As interest rates fall, there is generally a reduced demand for ARMs and, as interest rates rise, there is generally an increased demand for ARMs.

         Fixed rate and adjustable rate mortgage loans collateralized by single family residential real estate generally have been originated in amounts of no more than 80% of appraised value. The Bank may, however, lend up to 95% of the value of the property collateralizing the loan, but if such loans are required to be made in excess of 80% of the value of the property, they must be insured by private or federally guaranteed mortgage insurance. In the case of mortgage loans, the Bank will procure mortgagees title insurance to protect against defects in its lien on the property which may collateralize the loan. The Bank in most cases requires title, fire, and extended casualty insurance to be obtained by the borrower, and, where required by applicable regulations, flood insurance. The Bank maintains its own errors and omissions insurance policy to protect against loss in the event of failure of a mortgagor to pay premiums on fire and other hazard insurance policies. Although the contractual loan payment period for single family residential real estate loans is generally for a 15 to 30 year period, such loans often remain outstanding for significantly shorter periods than their contractual terms. Although the original contractual loan payment terms for residential loans originated by the Bank presently range up to 30 years, the Bank charges no penalty for prepayment of mortgage loans. Mortgage loans originated by the Bank customarily include a "due on sale" clause giving the Bank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, the Bank enforces due on sale clauses. Borrowers are typically permitted to refinance or prepay loans at their option without penalty.

         CONSUMER LOANS. Consumer loans made by the Bank have included automobiles, recreation vehicles, boats, second mortgages, home improvements, home equity lines of credit, personal (collateralized and uncollateralized), and deposit account collateralized loans. The Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. A majority of these loans are for terms of less than 60 months and although generally collateralized by liens on various personal assets of the borrower may be made uncollateralized. Consumer loans are made at fixed and variable interest rates and may be made based on up to a 10 year amortization schedule but which become payable in full are generally refinanced in 36 to 60 months.

         Consumer loans are attractive to the Bank because they typically have a shorter term and carry higher interest rates than that charged on other types of loans. Consumer loans, however, do pose additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower's ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower's ability to repay is of primary importance in the underwriting of consumer loans.

         CONSTRUCTION LOANS. The Bank originates residential construction contractor loans to finance the construction of single-family dwellings. Most of the residential construction loans are made to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. The Bank's construction loans to individuals typically range in size from $100,000 to $200,000. Construction loans also are made to contractors to erect single-family dwellings for resale. At September 30, 1997, approximately 5% of the Bank's construction loans have been made to contractors. Construction loans are generally offered on the same basis as other residential real estate loans except that a larger percentage down payment is typically required.

         The Bank may also make residential construction loans to real estate developers for the acquisition, development, and construction of residential subdivisions. The Bank has limited involvement with this type of loan. Such loans may involve additional risk attributable to the fact that funds will be advanced to fund the project under construction, which is of uncertain value prior to completion and because it is relatively difficult to evaluate accurately the total amount of funds required to complete a project.

         The Bank finances the construction of individual, owner-occupied houses on the basis of written underwriting and construction loan management guidelines. Construction loans are structured either to be converted to permanent loans with the Bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution. Construction loans on residential properties are generally made in amounts up to 80% of appraised value. Construction loans to developers generally have terms of up to 12 months. Loan proceeds on builders' projects are disbursed in increments as construction progresses and as inspections warrant. The maximum loan amounts for construction loans are based on the lesser of the current appraisal value or the purchase price for the property.

         Construction loans are generally considered to involve a higher degree of risk than long-term financing collateralized by improved, occupied real estate. A lender's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at the completion of construction and estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the lender could be required to advance funds beyond the amount originally committed in order to permit completion of the project. If the estimate of anticipated value proves to be inaccurate, the lender may have collateral which has value insufficient to assure full repayment.

         Loans collateralized by subdivisions and multi-family residential real estate generally are larger than loans collateralized by single family, owner-occupied housing and also generally involve a greater degree of risk. Payments on these loans depend to a large degree on the results of operations and management of the properties, and repayment of such loans may be more subject to adverse conditions in the real estate market or the economy.

         LOAN SOLICITATION AND PROCESSING. Loan originations are derived from a number of sources. Residential loan originations can be attributed to real estate broker referrals, mortgage loan brokers, direct solicitation by the Bank's loan officers, present savers and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders. Loan applications, whether originated through the Bank or through mortgage brokers, are underwritten and closed based on the same standards, which generally meet FNMA underwriting guidelines. Consumer and commercial real estate loan originations emanate from many of the same sources. The legal lending limit of the Bank, as of September 30, 1997, was $4,353,000.

         The loan underwriting procedures followed by the Bank conform to regulatory specifications and are designed to assess the borrower's ability to make principal and interest payments and the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a bank loan officer meets with each applicant to obtain the appropriate employment and financial information as well as any other required loan information. Upon receipt of the borrower's completed loan application, the Bank then obtains reports with respect to the borrowers credit record, and orders and reviews an appraisal of any collateral for the loan (prepared for the Bank through an independent appraiser). The loan information supplied by the borrower is independently verified. Loan officers or other loan production personnel in a position to directly benefit monetarily through loan solicitation fees from individual loan transactions do not have approval authority. Once a loan application has been completed and all information has been obtained and verified, the loan request is submitted to a final review process. As part of the loan approval process, all uncollateralized loans of $100,000 or more and all collateralized loans of $500,000 or more require preapproval by the Bank's loan committee which is currently comprised of five directors of the Bank and meets on such basis as is deemed necessary to promptly service loan demand. All loans of $2,000,000 or more require preapproval by the Bank's Board of Directors, and borrowers requesting amounts which will result in a loan relationship of $2,000,000 or more also must be approved by the Board of Directors of the Bank.

         Loan applicants are notified promptly of the decision of the Bank by telephone and a letter. If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral which insurance must be maintained during the full term of the loan. Title insurance is required on loans collateralized by real property. Interest rates on committed loans are normally locked in at the time of application for a 30 to 45 day period. The commitment issued at the time of approval will be for the time remaining, based on the application date.

         MORTGAGE BANKING AND RESIDENTIAL LENDING OPERATIONS. ABI provides mortgage banking services through the Bank's Mortgage Banking Division which opened in May 1994 and residential lending services from its Retail Residential Lending Division. The Retail Residential Lending Division was formed in connection with the acquisition of DesChamps in January 1997. Both the Mortgage Banking Division and the Retail Residential Lending Division were established for the purpose of increasing the Bank's residential loan portfolio and resulting interest income, and to increase non-interest income through sales of loans in the secondary market and the retention or sale of the fee generating mortgage servicing rights. The Bank also established the Mortgage Banking Division in an effort to pursue the strong residential mortgage loan demand that management believes exists outside of its primary market area in Florida and established the Retail Residential Lending Division to pursue the residential mortgage loan demand that the Bank believes exists in its primary market area.

         The Mortgage Banking Division's lending efforts are widely disbursed throughout Florida and parts of Georgia and are not reliant on a specific region. Management considers this to be a prudent business practice by reducing risks inherent in localized economic down turns or adverse weather conditions. Such loans are originated through a variety of contacts that the staff has in the mortgage banking industry throughout Florida and parts of Georgia. Furthermore, the Mortgage Banking Division is not dependent on any single source for a significant portion of its volume of loan originations. This Division originates, underwrites, closes, and services a broad line of residential mortgage loan products, including construction-to-permanent mortgages, both for the Bank's loan portfolio and for resale in the secondary mortgage market. The Mortgage Banking Division's primary function is to originate fixed and adjustable rate construction-to-permanent residential real estate mortgage loans which fit the needs of borrowers for the purchase and construction of homes. These loans are originated, approved, and serviced from the Mortgage Banking Division's offices in Bradenton.

         The Mortgage Banking Division has expanded significantly during the past three years by emphasizing the origination of loans for sale in the secondary market while retaining or packaging for sale the fee generating mortgage servicing rights associated with such loans. A majority of the mortgage loans made by the Bank since 1994 have been sold in the secondary market to FNMA and other institutional investors. The Bank is an approved lender and seller servicer for FNMA. Consideration may be given to making sales of such loans to other governmental agencies in the future.

         The construction phase of loans made by the Mortgage Banking Division have certain risks, including the viability of the contractor, the contractor's ability to complete the project and changes in interest rates. The goal of the Mortgage Banking Division is to take a residential mortgage loan from the construction stage to permanent financing with a fixed interest rate, then to sell the permanent financing in the secondary market. The sale of the loans in the secondary market allows the Bank to hedge against the interest rate risks related to such lending operations. Since the Bank intends to sell these loans in the secondary market upon conversion to permanent financing, these construction loans have been included in the classification "loans held for sale" on the Company's balance sheet.

         In addition to the fees collected at closing of a loan, the Bank attempts to sell the loan for a gain at completion of construction. Such a brokerage arrangement permits the Bank to accommodate its client's demands while eliminating the interest rate risk for the fixed 15-to-30 year term of the loan. By selling the mortgage while retaining the servicing rights, the Bank will receive servicing fees and ancillary fees associated with the servicing rights. The Bank has elected to group the servicing rights of a selection of loans together and sell those rights for a lump sum periodically throughout the year.

         In addition to interest earned on loans and fees generated from mortgage servicing activities, the Bank receives loan origination fees or "points" for originating loans. Origination fees are calculated as a percentage of the principal amount of the mortgage loan and are charged to the borrower for creation of the loan. Loan origination fees are volatile sources of income, and are affected by the volume and types of loans and commitments made, competitive conditions in the mortgage markets, and the demand for and availability of money.

         All Mortgage Banking Division loans of $250,000 to $500,000 must be approved by the President or Senior Vice President of Lending for the Bank. Such loans of $500,000 to $2,000,000 must be approved by the Bank's loan committee, and such loans over $2,000,000 must be approved by the Bank's Board of Directors. The Bank does not intend to significantly increase the size of its Mortgage Banking Division operations, but intends to continue to originate a significant volume of loans for sale in the secondary market.

         CLASSIFICATION OF ASSETS. Generally, interest on loans is accrued and credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans will be charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans will not be returned to accrual status until principal and interest payments are brought current and future payments appear certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments received are applied to the outstanding principal balance.

         In this regard, ABI adopted Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan," (SFAS No. 114) on January 1, 1995. Under this standard, a loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The Bank evaluates individual loans for impairment from internally generated watch lists and other sources. Loans meeting the criteria for impairment may or may not be placed on non-accrual status, based on the loan's current status. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

         Loans, including impaired loans, are generally classified by the Bank as non-accrual loans if they are past due as to maturity or payment of principal or interest for a period of more than ninety days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as a non-accrual loan. Loans that are on a current payment status or past due less than ninety days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

         While a loan is classified as non-accrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. when the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the



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



contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for credit losses until prior charge-offs have been fully recovered.

         As of September 30, 1997, the Bank had nine loans on non-accrual status totaling $508,790, or 0.32% of total loans, and at December 31, 1996, the Bank had eleven loans on non-accrual status totaling $905,000, or 0.58% of total loans. Of the December 31, 1996 amounts, approximately $641,000 was represented by one loan collateralized by a single family residence. The Bank has not acquired any other real estate owned by means of foreclosure.

         In addition, the Bank performs ongoing reviews of its new and existing loans to identify, evaluate, and initiate corrective action for substandard loans. As of September 30, 1997, the Bank has identified approximately 55 loans to 44 borrowers to be monitored on its watch list and substandard list of loans, representing aggregate borrowings for approximately $3,420,000. Of this aggregate amount, management has assessed the maximum risk of loss to be $737,000 based on management's assessment of the ability of such borrowers to comply with their present loan repayment terms and assuming that the collateral for such loans must be liquidated. These loans have been considered by management in its assessment of the allowance for loan losses and none of these borrowers have failed to comply with their present loan repayment terms.

         The following table sets forth certain information, as of the date indicated, regarding non-accrual loans, restructured loans and loans 90 days or more past due.

                                           AT                          AT DECEMBER 31,
                                      SEPTEMBER 30,   ------------------------------------------------
                                          1997        1996       1995       1994       1993       1992
                                      -------------   ----       -----      ----       ----       ----
                                                             (DOLLARS IN THOUSANDS)
NON-ACCRUAL LOANS:
    Residential mortgage .........        $359        $720        $ 0        $18        $ 9        $0
    Commercial and commercial
           real estate ...........         143         118          0          3         14         0
    Consumer .....................           6          67         19         71          4         0
       Total non-accrual loans ...         508         905         19         92         27         0
    Total non-performing loans (1)           0           0          0          0          0         0
    Restructured loans ...........          22          24          0          0          0         0

----------
(1) Accruing loans which are contractually past due 90 days or more as to principal or interest.


         The Bank has experienced relatively low default rates and low delinquency as a percent of total loans. As of September 30, 1997, the total amount of loans over 30 days past due totalled $1,347,000, or 0.66% of total loans, and as of December 31, 1996, the total amount of loans over 30 days past due totalled $1,561,000, or 1.00% of total loans. The approximate amount of interest on non-accrual loans which would have been recorded as income under the original terms was $43,637 for the nine months ended September 30, 1997, and $60,720 for the fiscal year ended December 31, 1996. The amount of interest income not recorded related to non-accrual loans for the year ended December 31, 1995, was immaterial. The amount of interest income collected on non-accrual loans, that was included in net income for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 was approximately $23,000, $39,000 and $2,000, respectively. There was no interest income included in net income on accruing loans contractually past due 90 days or more at September 30, 1997 or at December 31, 1996 and 1995.

         ALLOWANCE FOR CREDIT LOSSES. In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality.

         Management continues to actively monitor the Bank's asset quality and to charge-off loans against the allowance for credit losses when appropriate or to provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations. The Bank increased its allowance to $1,316,000 during the nine months ended September 30, 1997, reflecting management's intent to maintain the level of the Bank's allowance for credit losses at a level management believes to be adequate to cushion it against the reasonably expected economic conditions. Excluding loans held for sale of $24,044,858 for the period ended September 30, 1997, the allowance for loan losses represented 0.78% of portfolio loans held as of such date. Total loan charge-offs for the nine months ended September 30, 1997 were approximately $357,000 with recoveries on previously charged-off loans of approximately $58,000.

         The Bank's allowance for loan losses at December 31, 1996 and 1995 amounted to $1,000,000 (or 0.74% of total loans), and $946,000 (or 0.97% of total loans), respectively. Excluding loans held for sale of $20,351,000 and $21,011,000 for the periods ended December 31, 1996 and December 31, 1995, respectively, the allowance for loan losses represented 0.74% of portfolio loans as of December 31, 1996, and 0.97% as of December 31, 1995. Total loan charge-offs for the year ended December 31, 1996 were $279,140, with recoveries on previously charged-off loans totalling $46,487.

         The Bank increased the allowance to $1,000,000 during the year ended December 31, 1996, and to $946,000 during the year ended December 31, 1995, reflecting the growth in the loan portfolio and management's assessment of risks inherent in the loan portfolio.

         The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated.

                                                    NINE MONTHS
                                                ENDED SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                                             -------------------------    ---------------------------------------------------------
                                                1997           1996          1996        1995        1994        1993        1992
                                             ---------       ---------    ---------    --------    --------    --------    --------
                                                                        (DOLLARS IN THOUSANDS)

Total loans at end of period ..............  $ 160,346       $ 130,581    $ 135,504    $ 97,973    $ 74,454    $ 51,851    $ 38,384
                                             =========       =========    =========    ========    ========    ========    ========
Allowance at beginning of period ..........  $   1,000       $     946    $     946    $    625    $    505    $    285    $    175
                                             ---------       ---------    ---------    --------    --------    --------    --------
Loans charged-off during the period .......       (357)           (219)        (279)       (185)       (117)        (79)        (56)
Recoveries of loans previously charged-off          58              36           46          23          16           3           6
                                             ---------       ---------    ---------    --------    --------    --------    --------
Net loans charged-off during the period ...       (299)           (183)        (233)       (162)       (101)        (76)        (50)
                                             ---------       ---------    ---------    --------    --------    --------    --------
Provisions charged to income ..............        615             208          287         483         221         296         160
                                             ---------       ---------    ---------    --------    --------    --------    --------
Allowance at end of period ................  $   1,316       $     971    $   1,000    $    946    $    625    $    505    $    285
                                             =========       =========    =========    ========    ========    ========    ========
Ratio of net charge-offs to
   average loans outstanding ..............       0.22%(1)        0.10%        0.17%       0.15%       0.14%       0.17%       0.19%
                                             =========       =========    =========    ========    ========    ========    ========
Allowance as a percentage of total loans ..       0.82%           0.74%        0.74%       0.97%       0.84%       0.97%       0.75%
                                             =========       =========    =========    ========    ========    ========    ========

----------

(1) Annualized

         The following table sets forth a breakdown of the allowance for credit losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                                                                       AT DECEMBER 31,
                           AT SEPTEMBER 30, ---------------------------------------------------------------------
                                 1997            1996          1995         1994           1993          1992
                            --------------  -------------  ------------  ------------  ------------  ------------
                                     % OF            % OF          % OF          % OF          % OF          % OF
                                    LOANS           LOANS         LOANS         LOANS         LOANS         LOANS
                                      TO             TO            TO            TO            TO            TO
                                    TOTAL           TOTAL         TOTAL         TOTAL         TOTAL         TOTAL
                            AMOUNT  LOANS   AMOUNT  LOANS  AMOUNT LOANS  AMOUNT LOANS  AMOUNT LOANS  AMOUNT LOANS
                            ------  -----   ------  -----  ------ -----  ------ -----  ------ -----  ------ -----
                                                (DOLLARS IN THOUSANDS)

Residential mortgage (1) .  $  208   15.8%  $  185   14.0%  $ 44   15.0%  $ 14   15.0%  $ 11   18.0%  $ 10   15.0%
Commercial and commercial
    real estate ..........     845   64.2      494   55.0    458   54.0    306   53.0    280   56.0    160   54.0
Consumer loans ...........     263   20.0      290   31.0    166   31.0    157   32.0    149   26.0     85   31.0
Unallocated ..............       0    0.0       31    0.0    278    0.0    148    0.0     65    0.0     30    0.0
                            ------  -----   ------  -----   ----  -----   ----  -----   ----  -----   ----  -----
    Total allowance for
        loan losses ......  $1,316  100.0%  $1,000  100.0%  $946  100.0%  $625  100.0%  $505  100.0%  $285  100.0%
                            ======  =====   ======  =====   ====  =====   ====  =====   ====  =====   ====  =====

----------

(1) No allowance has been allocated to real estate construction since the amount such loans held in the Bank's loan portfolio at the periods indicated was not material.


         The measurement of impaired loans is based on the fair value of the loan's collateral. The measurement of non-collateral dependent loans is based on the present value of expected future cash flows discounted at the historical effective interest rate. The components for the allowance for credit losses are as follows:

                     SEPTEMBER 30,          DECEMBER 31,
                ----------------------  --------------------
                    1997        1996        1996      1995
                ----------  ----------  ----------  --------

Impaired loans  $  361,600  $  414,400  $  331,400  $233,000
Other ........     954,400     585,600     668,600   713,000
                ----------  ----------  ----------  --------
                $1,316,000  $1,000,000  $1,000,000  $946,000
                ==========  ==========  ==========  ========


INVESTMENT ACTIVITIES

         At September 30, 1997, the Bank's investment portfolio totalled $40,473,000, compared to $26,111,000 and $24,073,000 at the years ended December 31, 1996 and 1995, respectively. The investment portfolio consists of U.S. Treasury and federal agency securities, municipal bonds, and FHLB stock. Maturities range from three months to thirty years with a portfolio average maturity of approximately 5 years.

         The following table summarizes the Bank's investment portfolio as of the dates indicated.

                         INVESTMENT SECURITIES PORTFOLIO

                                      AT                AT DECEMBER 31,
                                 SEPTEMBER 30,  ---------------------------------
                                     1997         1996        1995         1994
                                   -------      -------      -------      -------
                                               (DOLLARS IN THOUSANDS)
HELD TO MATURITY (1):
   U.S. Treasury securities .      $     0      $     0      $     0      $ 8,521
                                   -------      -------      -------      -------

AVAILABLE FOR SALE (2):
   U.S. Treasury securities .      $ 4,918      $ 6,924      $12,110      $ 9,712
   U.S. Government Agencies .       29,238       13,105        4,986            0
   State and municipal ......          500          498          498          453
                                   -------      -------      -------      -------
     Total debt securities ..       34,656       20,527       17,594       10,165

   FHLB stock ...............        1,133          499          490          352
   Mortgage-backed securities        4,684        5,085        5,989          934
   Other investments ........            0            0            0           37
                                   -------      -------      -------      -------
     Total available for sale      $40,473      $26,111      $24,073      $11,488
                                   =======      =======      =======      =======

----------

(1)  Carried at amortized cost.
(2)  Carried at estimated market value.


         The following table summarizes the Bank's securities by maturity and weighted average yields at December 31, 1996. Yields on tax exempt securities are stated at their nominal rates and have not been adjusted for tax rate differences.

                                                    AFTER ONE YEAR     AFTER FIVE YEARS
                                                      BUT WITHIN          BUT WITHIN
                                WITHIN ONE YEAR         5 YEARS            10 YEARS       AFTER 10 YEARS          TOTAL
                               ----------------    ----------------     ----------------  --------------     ----------------
                               AMOUNT     YIELD    AMOUNT     YIELD     AMOUNT     YIELD   AMOUNT  YIELD     AMOUNT     YIELD
                               ------     -----    -------    0----     -------    -----   ------   ----     -------    -----
AT SEPTEMBER 30, 1997:
   U.S. Treasury securities    $1,898     5.62%    $ 3,020     5.39%    $     0     0.00%    $0     0.00%    $ 4,918     5.48%
   U.S. Government agencies     1,994     5.62      13,305     6.33      13,939     7.08      0     0.00      29,238     6.64
   State and municipals ...       500     5.75           0     0.00           0     0.00      0     0.00         500     5.75
                               ------     ----     -------     ----     -------     ----     --     ----     -------     ----
                               $4,392     5.63%    $16,325     6.16%    $13,939     7.08%    $0     0.00%    $34,656     6.46%
                               ======     ====     =======     ====     =======     ====     ==     ====     =======     ====

AT DECEMBER 31, 1996:
   U.S. Treasury securities    $3,408     5.65%    $ 3,516     5.32%    $     0     0.00%    $0     0.00%    $ 6,924     5.48%
   U.S. Government agencies         0     0.00       3,253     5.99       9,852     6.97      0     0.00      13,105     6.73
   State and municipals ...         0     0.00         498     5.76           0     0.00      0     0.00         498     5.77
                               ------     ----     -------     ----     -------     ----     --     ----     -------     ----
                               $3,408     5.65%    $ 7,267     5.65%    $ 9,852     6.97%    $0     0.00%    $20,527     6.28%
                               ======     ====     =======     ====     =======     ====     ==     ====     =======     ====


DEPOSIT ACTIVITIES AND OTHER SOURCE OF FUNDS

         GENERAL. Deposit accounts are the primary source of funds of the Bank for use in lending and other investment purposes. In addition to deposits, the Bank draws funds from interest payments, loan principal payments, loan and security sales, and funds from operations (including various types of loan fees). Scheduled loan payments of principal and interest are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. The Bank and ABI may use borrowings on a short-term basis if necessary to compensate for reductions in the availability of other sources of funds, or borrowings may be used on a longer term basis for general business purposes.

         DEPOSIT ACTIVITIES. Deposits are attracted principally from within the Bank's primary market area through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more), and retirement savings plans. Total deposits were $226,097,000 at September 30, 1997, compared to $177,200,000 and $129,861,000 at
December 31, 1996 and 1995, respectively. The introduction of new products and the continued focus on quality customer service have contributed to strong deposit growth. The Bank continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area. As of September 30, 1997 and December 31, 1996, jumbo certificates accounted for $30,006,000 and $21,482,000, respectively, of the Bank's deposits. The Bank has not aggressively attempted to obtain large denomination, high interest-bearing certificates except to address a particular funding need. In an effort to fund the rapid growth of the loan volume originated by the Mortgage Banking Division during the fourth quarter of 1994, the Bank offered a five year certificate of deposit and money market product at above market rates at that time. In addition, in an effort to fund strong loan demand during 1996, the Bank offered a five year certificate and money market product at above market rates at that time. Although all of such deposits were originated within the Bank's market area and substantially all were not jumbo products, the regulators required the Bank to classify these deposits as brokered deposits because the rate exceeded 75 basis points over the then existing market rate.

         Maturity terms, service fees, and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

         DEPOSIT FLOWS AND AVERAGE BALANCE AND RATES. The following table sets forth the average balance and weighted average rates for the Bank's categories of deposits for the period indicated.

                                AT SEPTEMBER 30,                                    AT DECEMBER 31,
                          -------------------------- ------------------------------------------------------------------------------
                                      1997                    1996                        1995                     1994
                          -------------------------- -------------------------  ------------------------- -------------------------
                          AVERAGE  AVERAGE    % OF   AVERAGE  AVERAGE   % OF    AVERAGE  AVERAGE   % OF   AVERAGE  AVERAGE   % OF
                          BALANCE    RATE   DEPOSITS BALANCE    RATE  DEPOSITS  BALANCE   RATE   DEPOSITS BALANCE   RATE   DEPOSITS
                          -------  -------  -------- -------  ------- --------  -------  ------- -------- -------  ------- --------
                                                                     (DOLLARS IN THOUSANDS)

Non-interest checking.... $30,728    0.10%     15    $21,540    0.00%    14     $16,010   0.00%     13    $11,228   0.00%    13
Interest checking and
   Money Market..........  68,682    4.11%     34     45,027    3.85%    29      39,222   3.90%     31     29,440   3.78%    33
Savings..................   7,457    2.20%      4      6,963    2.21%     5       6,252   2.22%      5      5,225   2.22%     6
Certificates of deposit..  96,146    6.30%     47     80,344    6.27%    52      63,868   6.24%     51     43,004   5.25%    48
                         --------             ---   --------             ---   --------            ---    -------           ---
     Total...............$203,013             100   $153,874             100   $125,352            100    $88,897           100
                         ========             ===   ========             ===   ========            ===    =======           ===


         CERTIFICATES OF DEPOSIT. At September 30, 1997, certificates of deposit represented approximately 46.7% of the Bank's total deposits, as compared to 50.5% and 53.1% of total deposits at December 31, 1996 and 1995, respectively. The Bank does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business of ABI. Management believes that substantially all of the Bank's depositors are residents, either full or part time, in its primary market area.

         The following table summarizes the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity at September 30, 1997 and December 31, 1996.

                                               AT             AT
                                          SEPTEMBER 30,   DECEMBER 31,
                                              1997           1996
                                          -------------   ------------
MATURITY PERIOD                              (DOLLARS IN THOUSANDS)
---------------
Less than three months ..............        $ 3,740        $ 3,515
Over three months through six months           4,547          2,012
Over six months through twelve months          8,063          4,930
Over twelve months ..................         13,656         11,025
                                             -------        -------
     Totals .........................        $30,006        $21,482
                                            ========       ========


         The following table indicates the scheduled maturities of time deposits of the Bank as of September 30, 1997 and December 31, 1996.

                                               AT             AT
                                          SEPTEMBER 30,   DECEMBER 31,
                                              1997           1996
                                          -------------   ------------
MATURITY PERIOD                              (DOLLARS IN THOUSANDS)
---------------

Due within one year..........................$ 49,874       $ 32,807
Due after one through two years..............  26,535         12,456
Due after two through three years............  13,929         18,905
Due after three through four years...........  17,992          7,681
Due after four years.........................   2,635         17,611
                                               ------        -------
                                             $110,965       $ 89,460
                                             ========       ========


         DEPOSIT ACTIVITY. The following table sets forth the deposit flows of the Bank during the periods indicated.

                                                        NINE MONTHS
                                                    ENDED SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                                                    -------------------     -------------------------------
                                                     1997        1996         1996        1995       1994
                                                    -------     -------     -------     -------     -------
                                                                    (DOLLARS IN THOUSANDS)

Net increase before interest credited.............  $42,166     $34,243     $40,445     $ 9,010     $45,511
Net credited......................................    6,728       4,980       6,897       5,509       3,362
                                                    -------     -------     -------     -------     -------
   Net deposit increase ..........................  $48,894     $39,223     $47,342     $14,519     $48,873
                                                    =======     =======     =======     =======     =======


         BORROWINGS. The Bank has borrowed funds during the past to fund short-term cash requirements. None of such funds were used to fund loan activity. In the future, if there are periods when the supply of funds from deposits cannot meet the demand for loans, the Bank has the ability to seek a portion of the needed funds through loans (advances) from the FHLB of Atlanta where the Bank currently has a $25 million line of credit. As of September 30, 1997, $5 million has been borrowed on the line and $20 million remained available for future use.

COMPETITION

         The Bank encounters strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as the availability of nationwide interstate banking has created a highly competitive environment for financial services providers in the Bank's primary service area. In one or more aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in the Bradenton area and elsewhere. Most of the Bank's primary competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as trust services, that the Bank does not currently provide. In addition, many of ABI's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and state chartered and federally insured banks.

EMPLOYEES

         At September 30, 1997, ABI and the Bank together employed 136 full-time and 16 part-time employees. None of these employees are covered by a collective bargaining agreement and the Company believes that its employee relations are good.

PROPERTY

         The executive and administrative offices of both ABI and the Bank are located at 4702 Cortez Road West, Bradenton, Florida 34210 and consist of approximately 7,700 square feet on two floors, containing a lobby, executive and customer service offices, teller stations, safe deposit booths and related non vault area and vault operations. A drive through facility and adequate paved parking also is on the premises. Both the land and all improvements are owned by the Bank.

         The Bank has seven banking office locations. Five of these offices, the main office, two full service branches, a drive-thru branch, and a separate Mortgage Banking Division office are in Bradenton. The remaining offices include a drive-thru branch in Palmetto and a full service branch in Ellenton. The land and improvements dedicated to the main banking office, the five branch offices and the Mortgage Banking Division offices are owned in fee simple by the Bank. The offices housing the accounting and operations departments are on a six month lease which commenced in October 1995, with one month renewals, at a rate of $3,200 per month. These leased offices are expected to be a temporary location until such time as ABI obtains facilities for the administrative offices of ABI and the Bank. ABI has purchased a site on which administrative offices are expected to be built and is currently seeking the necessary licenses and permits to commence the construction of the facilities.

         Management believes that each of its banking locations provide sufficient parking for its customers as well as visibility from highly travelled thoroughfares.

LEGAL PROCEEDINGS

         ABI and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, foreclose on loan defaults, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Except as described below, Management does not believe that there is any proceeding threatened or pending against ABI or the Bank which, if determined adversely, would have a material effect on the business or financial position of ABI or the Bank.

         On January 15, 1997, Theresa Moss, an employee of the Bank, filed a claim with the Equal Employment Opportunity Commission ("EEOC") alleging that such employee was demoted by the Bank in retaliation for complaining against a co-employee for offensive comments which caused a hostile work environment leading to her resignation from the Bank. It is alleged that this conduct violated her rights under Title VII of the Civil Rights Act of 1964. The EEOC claim does not request any specific relief or remedies sought in connection therewith. ABI believes that the Bank acted appropriately and that this action is without merit and it intends to defend this action vigorously.

         On March 27, 1997, James J. Bazata, a former employee of the Bank, filed a suit in the United States District Court, Tampa Division, alleging that he was illegally discriminated against in connection with the termination of his employment with the Bank. The suit alleges that Mr. Bazata was terminated from his employment in violation of his rights under the Americans with Disabilities Act of 1990. The suit makes a claim for unspecified monetary damages and seeks the reinstatement of Mr. Bazata's employment with the Bank. ABI believes that the Bank acted appropriately in connection with its termination of Mr. Bazata and that this action is without merit. ABI intends to defend this action vigorously.

ABI MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS. The directors and executive officers of ABI and the Bank, their ages, and their positions with ABI and the Bank are set forth below.

NAME                                  AGE             POSITION WITH ABI AND/OR THE BANK
----                                  ---             ---------------------------------

J. Gary Russ.........................  47       Chairman of the Board of ABI and the Bank
Gerald L. Anthony....................  53       President, Chief Executive Officer and Director of ABI and the Bank
Samuel S. Aidlin.....................  83       Director of ABI and the Bank
Philip W. Coon.......................  43       Senior Vice President, Mortgage Banking Division of the Bank
Andrea M. Franco.....................  48       Vice President, Credit Cards and Marketing of the Bank
Stuart M. Gregory....................  40       Senior Vice President, Retail Residential Lending for the Bank
Ronald L. Larson.....................  53       Director of ABI and the Bank
Michael R. Lewis.....................  49       Senior Vice President, Consumer Lending for the Bank
David R. Mady........................  35       Vice President, Secondary Market Manager for the Bank
Timothy I. Miller....................  57       Director of ABI and the Bank
Dan E. Molter........................  45       Director of ABI and the Bank
Kirk D. Moudy........................  45       Director of ABI and the Bank
John S. Nash.........................  37       Senior Vice President, Senior Commercial Lending Officer for
                                                the Bank
Lindell W. Orr.......................  53       Director of ABI and the Bank
Lynn B. Powell, III..................  60       Director of ABI and the Bank
Walter L. Presha.....................  51       Director of ABI and the Bank
R. Jay Taylor........................  41       Director of ABI and the Bank
Brian M. Watterson...................  40       Chief Financial Officer, Secretary, and Chief Operations Officer of
                                                ABI and the Bank
Edward D. Wyke.......................  76       Director of ABI and the Bank


         All directors of ABI hold office until the earlier of the next annual meeting of ABI Shareholders and until their successors have been duly elected and qualified, or their death, resignation, or removal. Officers are elected annually by the ABI Board to hold office until the earlier of their resignation, removal, or death.

         Set forth below is a description of the business experience during the past five years or more, and other biographical information, for the directors and executive officers of ABI and the Bank:

         J. GARY RUSS has been Chairman of the Board of Directors of the Company and the Bank since 1995, and has been a director of the Bank since 1989. Mr. Russ is the principal owner of Russ Citrus Groves, Ltd. and a 50% partner of Edwards-Russ Groves.

         GERALD L. ANTHONY has been President, Chief Executive Officer, and a director of the Company since its inception in 1995, and has also served in these three capacities for the Bank since 1989.

         SAMUEL S. AIDLIN has served as a director of the Company since 1995, and as a director of the Bank since 1989. Mr. Aidlin was the Chairman of the Board and Chief Executive Officer of Aidlin Automation Corporation and Automated Recycling, Inc. from 1945 until its sale in 1997.

         PHILIP W. COON has been the Senior Vice President, Mortgage Banking Division of the Bank since the start-up of the Bank's mortgage banking operations in 1994. Mr. Coon has engaged in mortgage banking activities for the past 17 years. He was employed as Director of Residential Lending with Key Florida Bank, Bradenton from 1991 to 1994, as Regional Manager with Southeast Mortgage Company, Tampa from 1985 to 1991, as a Branch Manager with Collateral Mortgage Company from 1984 to 1985, and as a Loan Officer with Cameron-Brown Company in Charlotte, North Carolina and Tampa, Florida from 1979 to 1984.

         ANDREA M. FRANCO has been the Vice President, Credit Cards and Marketing of the Bank since 1994. Previously, Ms. Franco was the District Manager of Financial Alliance, an independent sales organization for credit card sales, from 1992 to 1994; Vice President of Credit Card operations for First Florida Banks from 1982 to 1992; credit card sales for Telecredit, a credit card processing company, from 1978 to 1982; and credit card processing for First National Bank of Ft. Myers, Florida from 1972 to 1978.

         STUART M. GREGORY has been the Senior Vice President, Residential Real Estate since January 1997. Previously, Mr. Gregory was the founder and President of DesChamps & Gregory Mortgage Company, Inc. ("DesChamps"), a Bradenton based mortgage brokerage company originating residential mortgage loans, from 1991 until its acquisition by the Bank in 1997. Prior to forming DesChamps, Mr. Gregory served for eleven years as a Senior Account Executive for Republic Mortgage Insurance Company and General Electric Capital Corporation in the State of Florida. Both companies specialize in high loan to value risk insurance for residential mortgage loans. Mr. Gregory is a graduate of Florida Southern College with a bachelor of science degree in Sports Administration.

         RONALD L. LARSON has been a director of the Company since 1995, and a director of the Bank since 1989. He currently serves as the President and owner of Ron Larson & Associates, Inc., a consulting engineer company which was organized in early 1997. From 1994 to 1997, Mr. Larson was the Senior Project Manager at Larson Engineering, a division of Kimley Horn & Associates, Inc. Prior to 1994, Mr. Larson was the President and owner of Larson Engineering.

         MICHAEL R. LEWIS has been the Vice President, Consumer Lending of the Bank since 1993. Previously, Mr. Lewis has worked as Vice President, Consumer Lending, at Barnett Bank, Tallahassee (1969- 75), as Vice President, Consumer Lending at Southeast Bank, Bradenton (1975-80), as Business Manager for Sands Toyota, Bradenton (1980-83), as a Consumer Lending Officer as Island Bank, Bradenton (1983-84), and a Director of Indirect Consumer Lending at Barnett Bank, Bradenton (1985-93). Mr. Lewis attended Florida State University and is a graduate of the University of Oklahoma Banking School.

         DAVID R. MADY has been the Vice President, Secondary Market Manager of the Bank since the start-up of the Bank's mortgage banking operations in 1994. Previously, Mr. Mady served as the Secondary Market Manager for Key Florida Bank, F.S.B., from 1991 to 1994. From 1990 to 1991, he was employed by First Union Bank of Florida in charge of their residential lending operations for Hillsborough County, Florida, and from 1984 to 1989, Mr. Mady served as a loan officer for Southeast Mortgage. Mr. Mady is a graduate of the University of Connecticut with a bachelor of science degree in finance.

         TIMOTHY I. MILLER has been a director of the Company since 1995, and a director of the Bank since 1989. Mr. Miller is the President of Miller Insulation & Acoustics, Inc.

         DAN E. MOLTER has been a director of the Company since 1995, and a director of the Bank since 1992. Mr. Molter has been the President and Chief Executive Officer of Molter Termite & Pest Control since 1976 and since 1994 he also has served as President and Chief Executive Officer of Extend-O Drain Inc., as product manufacturer.

         KIRK D. MOUDY has been a director of the Company since 1995, and a director of the Bank since 1994. Mr. Moudy has been the President and Chief Executive Officer of General Mortgage Corporation of America, a mortgage banker, since 1985.

         JOHN S. NASH has been the Senior Vice President, Senior Commercial Lending Officer of the Bank since 1989. Prior to joining the Bank, from 1982 to 1989, Mr. Nash worked with Barnett Bank in Bradenton as a consumer lending officer, corporate lending officer and finally as Branch Manager/Commercial Officer in the downtown office of Barnett Bank in Bradenton. He holds a bachelor of science degree in business administration, conferred by the University of Florida in 1981.

         LINDELL W. ORR has been a director of the Company and the Bank since 1995. Mr. Orr has been the President and Chief Executive Officer of Columbia Blake Medical Center since 1995. From 1993 to 1995 he was the Chief Executive Officer of the Columbia Ed White Hospital and from 1988 to 1993 Mr. Orr was the District Vice President for Hospital Corporation of America responsible for the management of 14 hospitals located in Florida, Georgia, and South Carolina.

         LYNN B. POWELL, III has been a director of the Company since 1995, and a director of the Bank since 1989. Mr. Powell has been the owner of Powell Motor Company since 1992. Prior to 1992, Mr. Powell was the owner of Cortez Motors.

         WALTER L. PRESHA has been a director of the Company since 1995, and a director of the Bank since 1989. Mr. Presha is the Executive Director for Manatee County Rural Health Services.

         R. JAY TAYLOR has been a director of the Company and the Bank since 1995. Mr. Taylor is the President of Taylor & Fulton Packing Company.

         BRIAN M. WATTERSON has been a Vice President and the Chief Operations Officer of the Company and the Bank since January 15, 1996, and in February 1997 Mr. Watterson took over the responsibilities of the Chief Financial Officer of the Company and the Bank. Previously, Mr. Watterson served as a Senior Vice President and Chief Financial Officer at SouthTrust Bank, Sarasota, Florida from August 1995 to December 1995. Senior Vice President and Chief Financial Officer at Key Florida Bank, F.S.B., Bradenton, Florida from September 1992 to July 1995; insurance agent for Nationwide Insurance and Metropolitan Insurance Company, Bradenton from September 1990 to February 1992; Vice President, Chief Financial Officer, and Cashier at Southtrust Bank, Sarasota, Florida from February 1992 to August 1992; and as Assistant Controller at Barnett Bank of Manatee County, N.A. from July 1979 to May 1990. Mr. Watterson graduated in 1981 from the University of South Florida with a degree in Business Administration. He also graduated from the

Florida School of Banking at the University of Florida, Gainesville, Florida in 1985 and from the B.A.I. School for Banking Administration at the University of Wisconsin, Madison, Wisconsin in 1989.

         EDWARD D. WYKE has been a director of the Company since 1995 and a director of the Bank since 1989. Mr. Wyke is a retired architect.

         There is no family relationship between any of ABI's or the Bank's directors or executive officers.

         DIRECTOR MEETINGS AND COMMITTEES. During 1997, the ABI Board held a total of 15 regular meetings. Each of the directors attended at least 75% of the total number of meetings of the ABI Board and the committees on which the director served. The committees of the ABI Board consists of a standing Audit Committee, and an Executive Committee which acts as a nominating committee and compensation committee.

         The Audit Committee of the ABI Board met five times during 1997. The Audit Committee is responsible for recommending to the ABI Board the engagement or discharge of the independent public accountants, meeting with the independent public accountants to review the plans and results of the audit engagement, reviews the activities of the subsidiary Bank's examining committees, maintaining direct reporting responsibility and regular communication with ABI's internal audit staff, reviewing the scope and results of the internal audit procedures of ABI and its subsidiary, approving the services to be performed by the independent public accountants, considering the range of the audit and non-audit fees, reviewing the adequacy of ABI's system of internal accounting. The Audit Committee is comprised of Timothy I. Miller, Samuel S. Aidlin, Lindell
W. Orr, Lynn B. Powell, and R. Jay Taylor.

         The Executive Committee of the ABI Board met 9 times in 1997. The Executive Committee, which also serves as the nominating committee and compensation committee, makes recommendations to the ABI Board with respect to ABI's compensation policies and the compensation of executive officers. The Executive Committee is comprised of J. Gary Russ, Gerald L. Anthony, Ronald L. Larson, Timothy I. Miller, Dan E. Molter and Walter L. Presha.

COMPENSATION OF DIRECTORS

         ABI Directors also are directors of the Bank, and receive $600 per month for their services to ABI and the Bank regardless of the number of regular or special board meetings they attend and an additional $100 for each committee meeting that they attend. The Chairman of the Board of ABI also is the Chairman of the Board for the Bank and receives $1500 per month for services rendered to ABI and the Bank.

         In April, 1997, the ABI Board adopted the "American Bancshares, Inc. Directors' Non-qualified Stock Option Plan of 1997" (the "1997 Directors' Plan"). No options have been granted under the 1997 Directors' Plan.

COMPENSATION OF EXECUTIVE OFFICERS

         Summary Compensation Table. The following summary compensation table sets forth the cash and non-cash compensation paid to or accrued for the past three fiscal years for ABI's Chief Executive Officer, and all other executive officers whose total compensation exceeded $100,000 for fiscal year 1997 ("Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                           ANNUAL COMPENSATION
        NAME AND                           --------------------       ALL OTHER
  PRINCIPAL OCCUPATION          YEAR       SALARY($)   BONUS($)   COMPENSATION($)(1)
  --------------------          ----       --------    -------    ------------------

Gerald L. Anthony ..........    1997       $136,267    $10,000       $ 7,500
  President and Chief           1996        135,000          0         6,600
  Executive Officer             1995         98,333      8,000           600

Philip W. Coon .............    1997       $ 84,133    $53,156(1)          0
  Senior Vice President         1996         85,228     40,226(1)          0
  Mortgage Banking Division     1995         72,950     17,378(1)     66,500(2)

Stuart M. Gregory ..........    1997(3)    $ 67,968    $53,467(4)          0
  Senior Vice President
  Retail Residential Lending

David R. Mady ..............    1997       $ 66,506    $53,156             0
  Vice President Secondary .    1996         66,770     40,266(1)          0
  Market Manager                1995         54,662     17,378(1)     66,500(2)

John S. Nash ...............    1997       $ 86,204    $17,407             0
  Senior Vice President         1996         78,140          0             0
  Senior Commercial Lending     1995         68,916          0             0
      Officer

-----------

(1) Commission paid based on aggregate principal balance of wholesale residential mortgage loans originated by Mortgage Banking Division and sold in the Secondary Mortgage Market.
(2) Amounts represent settlements made to Mr. Coon and Mr. Mady in 1995 for the release of their employment contracts entered into during May of 1994.
(3)      Commenced employment with ABI in 1997.
(4)      Includes commission of $12,536 and $40,931 bonus.

         Share Options Grants. As of December 31, 1997, ABI did not have any long term incentive plans nor had it awarded any restricted shares. The table set forth below contains information with respect to the award of stock options during the fiscal year ended December 31, 1997 to the Named Executive Officers covered by the Summary Compensation Table.


                                               PERCENT OF TOTAL
                     NUMBER OF SECURITIES       OPTIONS GRANTED
                          UNDERLYING             TO EMPLOYEES     EXERCISE OR      MARKET PRICE      EXPIRATION
     NAME             OPTIONS GRANTED(#)     EMPLOYEES IN 1997(1) BASE PRICE     ON DATE OF GRANT       DATE
     ----             ------------------     -------------------- ----------     ----------------      -----

Gerald L. Anthony          6,000 (2)                 20.0%          $8.375            $8.375         04/15/2007
John S. Nash               5,000 (2)                 16.7%          $8.375            $8.375         04/15/2007

---------

(1) Employees of the Company were granted an aggregate of 30,000 options during 1997 under the Company's 1996 Incentive Stock Option Plan. Options were not granted under any other plans.
(2) These options were granted to Messrs. Anthony and Nash on April 15, 1997 under the Company's 1996 Incentive Stock Option Plan. These options vest on a cumulative basis for one-third of the shares covered thereby on the anniversary of grant.


         Aggregated Options Exercises in Last Fiscal Year and Fiscal Year-End Option Values. No stock options or SARs were exercised in 1997 by the Named Executive Officers covered by the Summary

Compensation Table. The following table sets forth, for each of the Named Executive Officers in the Summary Compensation Table above who holds stock options, the number of the stock options held at December 31, 1997, and the realizable gain of the stock options that are "in-the-money". The in-the-money stock options and SARs are those with exercise prices that are below the year-end stock price because the stock value grew since the date of the grant.


                         FISCAL YEAR-END OPTIONS VALUES

                                                               NUMBER OF
                                                         SECURITIES UNDERLYING              VALUE OF UNEXERCISED
                                                          UNEXERCISED OPTIONS               IN-THE-MONEY OPTIONS
                              SHARES                       AT FISCAL YEAR END               AT FISCAL YEAR END(1)
                           ACQUIRED ON     VALUE      ------------------------------     ---------------------------
         NAME              EXERCISED(#)   REALIZED    EXERCISABLE      UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
         ----              ------------  ----------       (#)               (#)               ($)          ($)
                                                      -----------      -------------     -----------   -------------


Gerald L. Anthony               0             0            0               6,000               $0          $26,250

John S. Nash                    0             0            0               5,000               $0          $21,875

-----------

(1) Based upon the closing price of the ABI Common Shares as quoted by NASDAQ-NMS on December 30, 1997 of $12.75 per share.


         Employment Agreements. ABI, believing that the continued services and contributions of certain key executives is critical to ABI's prospects and in the best interest of ABI Shareholders, has caused the Bank to enter into employment agreements with such executives under the terms and conditions set forth below.

         The Bank has entered into an employment agreement with Mr. Gerald L. Anthony, President and Chief Executive Officer of ABI and the Bank, which commenced on December 1, 1995. The agreement is for a period of three years, at the end of which, the agreement is automatically renewed on an annual basis. The agreement provides, among other things, for an initial annual base salary of $135,000, which salary is subject to annual increases and the payment of performance bonuses if the Bank achieves certain target goals with respect to projected yearly returns on assets. Under the agreement, Mr. Anthony is provided an automobile, and also is eligible to receive any other benefits provided to the Bank's executive employees.

         The agreement further provides that if Mr. Anthony's employment is terminated within 120 days after a "change of control" (as that term is defined therein) for other than "just cause" (as that term is defined therein), Mr. Anthony shall be entitled to an amount equal to his then existing annual compensation, as well as his salary through the last day of the month of termination. In the event that Mr. Anthony is not terminated within 120 days after the "change of control", but Mr. Anthony or the ABI Board however, opposes the "change of control" within 120 days after its occurrence, and Mr. Anthony ends his employment within that time period, Mr. Anthony is entitled to receive an amount equal to his then existing annual salary.

         The Bank also entered into employment agreements with Mr. John S. Nash and Mr. Michael Lewis, which commenced January 1, 1996. Each agreement is for a three year term, with automatic annual renewals thereafter. The initial annual base salaries for Messrs. Nash and Lewis, as provided under their respective agreements, are $78,000 and $67,000, respectively. These base salaries are subject to merit-based increases, which are determined by the President and Chief Executive Officer, as well as increases based on the amount of any annual increase in the Consumer Price Index. These officers may also earn a performance bonus based upon achievement of quantified goals related to the Bank's profitability. Messrs. Nash and Lewis also are eligible to receive any other benefits provided to the Bank's executive employees.

         In connection with its acquisition of DesChamps, the Bank entered into an employment agreement with Mr. Stuart M. Gregory which commenced on January 22, 1997. Mr. Gregory's employment agreement has a three year term, with automatic renewals thereafter. The base salary under the agreement is $75,000 per year and provides for an initial bonus of $25,000. In addition to base salary, Mr. Gregory's employment agreement provides for the payment of a quarterly bonus based on the aggregate principal balance of all residential loans for which Mr. Gregory and the loan officers under his supervision generate and close during the quarter. The employment agreement also provides for the payment of a commission as incentive compensation based on the achievement of quantifiable goals related to residential loan productivity.

         Each agreement provides that the employee will be entitled to twelve months salary as severance pay should the employee be involuntarily terminated within 90 days prior to or after a "change of control", (as that term is defined therein).

         The Board of Directors of the Bank entered into an employment agreements with Mr. Philip W. Coon and Mr. David Mady, of the Mortgage Banking Division, effective June 30, 1995. Each contract is for a four year term, with automatic annual renewal thereafter. These agreements provide for a base salary which is subject to annual increases based upon annual increases, if any, in the Consumer Price Index. The base salaries are $79,233 and $59,850 for Messrs. Coon and Mady, respectively. In addition to the base salary, the contracts provide for a commission based on the aggregate principal balance of wholesale residential mortgage loans originated by the Mortgage Banking Division and sold in the secondary market. The agreements further entitle the officers to earn incentive compensation based upon achievement of quantified goals related to the Bank's profitability.

         401(k) Plan. The Board of Directors of the Bank approved a tax-deferred investment plan (the "401(k) Plan") effective January 1, 1994. All employees who work at least 250 hours per quarter and are at least 21 years of age may elect to participate in the 401(k) Plan once he or she has completed one year of service. Under the 401(k) Plan, a participating employee is given an opportunity to make an elective contribution under a salary deferral savings arrangement of up to a maximum of 15% of the participant's pre-tax compensation up to a maximum of $9,500 per year. Each such contribution is fully vested in the participant. In addition, the Bank may make a separate matching contribution in an amount based upon its annual profitability, which will be allocated proportionally among the participants and vested on a five year schedule. In 1997, Messrs. Anthony, Coon, Gregory, Mady, and Nash participated in the 401(k) Plan at 6.9%, 6.9%, 2.7%, 7.5%, and 6.0% of their salaries respectively.

         Employee Incentive Share Option Plan. The American Bancshares, Inc. and American Bank of Bradenton Incentive Stock Option Plan of 1996 ("ISO Plan") approved by ABI Shareholders in 1996 provides options which may be granted by the ABI Board to key employees to purchase up to an aggregate of 150,000 ABI Common Shares. Key employees eligible to participate in the ISO Plan include any person in the regular full-time employment of ABI or any subsidiary as an executive or non-executive officer thereof, who in the opinion of the ABI Board, is or is expected to be primarily responsible for the management, growth, or protection of some part or all of the business of ABI.

         The ISO Plan is designed to qualify as an "incentive stock option plan" under Section 422 of the Code and it is administered by the ABI Board. The ABI Board has the power and authority to administer, construe, and interpret the ISO Plan and to make rules for carrying it out and to make changes in such rules.

         Except for options granted to 10% shareholders, the exercise price of the options must not be less than the fair market value of the ABI's Common Shares on the date of grant, as determined by the ABI Board in conformity with Treasury regulations. In order for options granted to shareholders possessing more than 10% of the combined voting power of all classes of ABI's stock (or persons to whom such ownership is attributed on the date of the grant) to constitute incentive stock options, the exercise price of such options must not be less than 110% of such fair market value and must be exercised within five years from the date of grant. Options must be granted within ten years from the date of adoption of the ISO Plan. Except for ISO options granted to 10% shareholders, each option granted under the ISO Plan must be exercised, if at all, within ten years from the date of grant, unless by their terms the options expire sooner. Options are cancelled three months following termination of employment, unless termination is due to death or permanent disability. Options must be exercised. The ABI Board may impose additional or more restricted terms and conditions on the option.

         No options were granted under the ISO Plan in 1996. During 1997, 30,000 options have been granted under the ISO Plan at an option price of $8.375 per share. Of this amount, 11,000 options were granted to the Named Executive Officers covered by the Summary Compensation Table and 18,500 options were issued to all the executive officers as a group (including the Named Executive Officers' options). None of these options have been exercised.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth certain information regarding the beneficial ownership of the outstanding ABI Common Shares as of December 31, 1997, by: (i) each person known to ABI to own beneficially more than 5% of the outstanding ABI Common Shares, (ii) each executive officer of ABI named in the Summary Compensation Table, and (iii) all directors and executive officers of ABI as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the ABI Common Shares owned by them.

                                                                                     CURRENT BENEFICIAL OWNERSHIP
                                                                                     ---------------------------
                                                                                        NUMBER        PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                                                  OF SHARES(1)   OF CLASS(2)
-------------------------------------                                                 ------------   -----------

DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

J. Gary Russ.........................................................................   193,371 (3)       4.75%
Samuel S. Aidlin.....................................................................    67,408 (4)       1.66%
Gerald L. Anthony....................................................................    16,479 (5)         *
Philip W. Coon.......................................................................        --             *
Ronald L. Larson.....................................................................    51,879 (6)       1.27%
David R. Mady........................................................................        80             *
Timothy I. Miller....................................................................    41,229 (7)       1.01%
Dan E. Molter........................................................................    16,335             *
Kirk D. Moudy........................................................................    23,600 (8)         *
John S. Nash.........................................................................     6,369 (9)         *
Lindell W. Orr.......................................................................     1,000             *
Lynn B. Powell, III..................................................................    16,000             *
Walter L. Presha.....................................................................    18,947             *
R. Jay Taylor........................................................................        --             *
Edward D. Wyke.......................................................................    35,632             *

All directors and executive officers as a group (19 persons).........................   484,769          11.91%

--------------

*     Less than 1%

(1) In accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "dispositive power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.
(2) In calculating the percentage ownership for a given individual or group, the number of ABI Common Shares outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.
(3) Includes 57,479 shares owned by Russ Citrus Groves, Ltd., a Florida limited partnership in which Mr. Russ is the general partner; and, by reason of his position, Mr. Russ may be deemed the beneficial owner of these shares.
(4)   Includes 441 shares held by Mr. Aidlin's spouse.
(5) Includes 4,500 shares held by Mr. Anthony's spouse, and 920 shares held by his stepson.
(6) Includes 26,624 shares held by Mr. Larson's spouse as to which Mr. Larson disclaims beneficial ownership and 1,000 shares held with his father in joint ownership.
(7) Includes 2,205 shares held by Mr. Miller's spouse as to which Mr. Miller disclaims beneficial ownership.
(8) Includes 23,600 shares held by General Mortgage Corporation, of which Mr. Moudy is President and majority owner; and, by reason of his position and ownership, Mr. Moudy may be deemed the beneficial owner of these Shares.
(9)   Includes 150 shares held in trust for Mr. Nash's daughter.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Bank has had, and expects to have in the future, various loans and other banking transactions in the ordinary course of business with the directors, executive officers, and principal ABI Shareholders (or associate of such person). All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and
(iii) in the opinion of management do not and will not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 1997 and 1996, the total dollar amount of extensions of credit to directors and executive officers identified above and principal ABI Shareholders identified below, and their associates (excluding extensions of credit which were less than $60,000 to any one such person and their associates) were $6,164,157 and $5,963,312, respectively, which represented approximately 28.5% and 32%, respectively, of total shareholders' equity.

         Outside of normal customer relationships, none of the directors or officers of ABI, and no ABI Shareholders holding over 5% of ABI's Common Shares and no corporations or firms with which such persons or entities are associated, currently maintains or has maintained since the beginning of the last fiscal year, any significant business or personal relationship with ABI or the Bank, other than such as arises by virtue of such position or ownership interest in ABI or the Bank.

                    SELECTED FINANCIAL AND OTHER DATA OF ABI



                                                  AT SEPTEMBER 30,                     AT DECEMBER 31,
                                                  ----------------   -------------------------------------------------------
                                                       1997            1996         1995       1994      1993        1992
                                                     --------        --------    --------   ---------  --------   ---------
                                                                            (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION DATA:
Total assets......................................     $270,192      $211,965     $154,948    $127,962  $ 77,483   $ 54,997
Cash (including interest-bearing accounts)........       17,086        21,045        6,768       7,223     5,187      3,209
Loans receivable, net.............................      159,598       135,109       97,480      74,256    51,329     38,051
Mortgage loans held for sale, net.................       42,064        20,351       21,011      21,640         0          0
Investment securities and other
 interest-earning assets..........................       40,473        26,111       24,073      20,009    17,819     11,871
Deposits..........................................      226,097       177,200      129,861     115,342    66,784     48,128
Borrowed funds....................................       22,684        15,113       14,567       5,377     5,264      2,540
Retained earnings (deficits)......................        3,548         2,456        1,572         554       260       (303)

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                            ------------------       ------------------------------------------------------
                                             1997       1996          1996         1995       1994         1993        1992
                                            ------     -------       ------       ------     ------       ------      -----
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:
Interest income.........................   $ 14,173   $ 10,334      $ 14,548   $  11,409     $ 7,274    $ 4,864       $ 3,446
Interest expense........................      7,469      5,263         7,411       6,011       3,627      2,247         1,777
Net interest income.....................      6,704      5,071         7,137       5,398       3,647      2,617         1,669
Provision for loan losses...............        615        207           287         483         221        296           160
Net interest income after
 provision for loan losses..............      6,089      4,864         6,850       4,915       3,426      2,321         1,509
Other income............................      2,514      1,416         1,834       1,473         631        431           275
Other expense...........................      6,899      5,248         7,279       4,797       3,276      2,035         1,342
Provision for income taxes..............        659        382           522         573         279        155             0
Net income..............................      1,045        650           883       1,018         502        562           442
Net income per share....................       0.26       0.18          0.24        0.46        0.26       0.33          0.31
Weighted-average number of
 shares outstanding.....................

                                               AT OR FOR THE
                                             NINE MONTHS ENDED                            AT OR FOR THE
                                               SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                            ------------------       ------------------------------------------------------
                                             1997       1996          1996         1995       1994         1993        1992
                                            ------     -------       ------       ------     ------       ------      -----
                                                                           (DOLLARS IN THOUSANDS)
SELECTED RATIOS:
Return on average assets (1)............      0.58%     0.44%         0.48%       0.71%       0.50%        0.82%      1.01%
Return on average equity (2)............      7.10      7.12          5.24       12.54        8.80        12.47      15.24
Average interest-earnings assets to
 average interest-bearing liabilities...      1.17      1.27          1.18        1.13        1.11         1.10       1.10
Net yield on average earning assets.....      3.98      4.18          4.22        4.07        3.97         4.19       4.15
Asset quality ratio (3).................      0.26      0.44          0.59        0.01        0.01         0.13       0.00
Average equity to average total assets..      8.06      6.22          9.23        5.69        5.70         7.15       7.90
Dividend payout ratio (4)...............       N/A       N/A           N/A         N/A         N/A          N/A        N/A
Other expenses to average total assets..      3.79      3.58          3.98        3.36        3.27         2.98       3.07
Net interest income to other expenses...     97.17     96.60         98.05      112.53      111.32       128.63     124.40

-------------
(1)   Net income to average total assets.
(2)   Net income to average total equity.
(3)   Non-performing loan and other real estate owned to average total assets.
(4)   Non applicable.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                            PLAN OF OPERATIONS OF ABI

GENERAL

         ABI's principal asset is its ownership of the Bank. Accordingly, ABI's results of operations is primarily dependent on the results of the operations of the Bank. The Bank conducts a commercial banking business which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer, and real estate loans (including commercial loans collateralized by real estate). The Bank's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances.

         Net interest income is dependent upon the Bank's interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demands. Additionally, and to a lesser extent, the Bank's profitability is affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of loan and other fees and income from the sale of loans, servicing rights, and investment securities. Non-interest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, expenses of opening branch offices, and other operating expenses.

         This Management's Discussion and Analysis of Financial Condition and Results of Operations of ABI discusses (i) material changes in the financial condition of ABI from September 30, 1996 to September 30, 1997, and from December 31, 1995 to December 31, 1996, and (ii) material changes in the results of operations with respect to the nine month period ending September 30, 1997 compared to September 30, 1996, and the year ended December 31, 1996 compared to the year ended December 31, 1995. This discussion and analysis is intended to assist in understanding the financial condition and results of operation of the Bank. This section should be read in conjunction with the financial statements and the related notes and the other statistical information contained herein.

ASSET QUALITY

         Management seeks to maintain a level of high quality assets through conservative underwriting and sound lending practices. Management intends to follow this policy even thought it may result in foregoing the funding of higher yielding loans. Approximately 30% of the Bank's loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk. The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses. The Bank has experienced low delinquency and default rates since opening in 1989.

         In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk types of lending and additional precautions have been taken when such loans are made in order to reduce the Bank's risk of loss. Generally, construction loans present a higher degree of risk to a lender depending upon, among other things, whether the borrower has permanent financing at the end of the loan period, whether the project is an income producing transaction in the interim, and the nature of changing economic conditions including changing interest rates. While there is no assurance that the Bank will not suffer losses on its construction loans or its commercial real estate loans, management believes that it has reduced the risks associated therewith because, among other things, primarily all such loans relate to owner-occupied projects where the borrower has demonstrated to the Bank's management that its business will generate sufficient income to repay the loan. The Bank primarily enters into agreements with individuals who are familiar to Bank personnel, are residents of the Bank's primary market area and are believed by management to be good credit risks.

         Commercial and financial loans also entail certain risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, since their repayment is usually dependent upon the successful operation of the commercial enterprise, they also are subject to adverse conditions in the economy. Commercial loans are generally riskier than residential mortgages because they are typically made on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. Further, the collateral underlying commercial loans may depreciate over time, and occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

         While there is no assurance that the Bank will not suffer any losses on its construction loans or its commercial real estate loans, management believes that it has reduced the risks associated therewith because, among other things, substantially all of such loans relate to owner-occupied projects, projects where the borrower has received permanent financing commitments from which the Bank will be repaid, and projects where the borrower has demonstrated to management that its business will generate sufficient income to repay the loan.

         In addition to maintaining high quality assets, management attempts to limit the Banks' risk exposure to any one borrower or borrowers with similar or related entities. As of September 30, 1997, the Bank has extended credit in excess of $1.3 million to 20 borrowers.

         Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. ABI, on a routine basis, evaluates these concentrations for purposes of policing its concentrations and to make necessary adjustments in its lending practices that most clearly reflect the economic times, loan to deposit ratios, and industry trends. As of September 30, 1997, total loans to any particular group of customers engaged in similar activities or having similar economic characteristics did not exceed 10% of total loans.

         The Board of Directors of the Bank concentrates its efforts and resources, and that of its senior management and lending officials, on loan review and underwriting procedures. The Bank utilizes the services of an independent consultant to perform periodic loan documentation and compliance reviews as well as deposit and operations compliance reviews. Internal controls include a loan review specialist employed by the Bank, who performs on-going reviews of new and existing loans to monitor documentation and ensure the existence and valuations of collateral. Senior loan officers of the Bank have established a review process with the objective of quickly identifying, evaluating, and initiating necessary corrective action for substandard loans. The goal of the loan review process is to address the watch list, and substandard and non-performing loans as early as possible. Combined, these components are integral elements of the Bank's loan program which has resulted in its loan portfolio performance to date. Nonetheless, management maintains a cautious outlook in anticipating the potential effects of uncertain economic conditions (both locally and nationally) and the possibility of more stringent regulatory standards.

         Asset quality continues to remain strong due to adherence to underwriting and credit standards. Management remains focused on this area and, as a result, non-performing loans as of September 30, 1997, remain low at $509,000 and there were $246,000 in repossessions as of the same date. Management actively monitors collection activities, which include ten day delinquency letters, customer contact by telephone, and referral to the collection supervisor for review. The collection supervisor determines the collectability of the debt, the potential for an extension or workout, and a review of the Bank's collateral position. If the loan becomes ninety days past due, actions are taken to take possession of the collateral, charge off any deficiency balance, and pursue legal action as necessary. Real property loan defaults are referred to legal counsel for foreclosure action.

ASSET/LIABILITY MANAGEMENT

         One of the Bank's primary objectives is to control fluctuations in net interest income caused by changes in interest rates. To manage interest rate risk, the Bank's Board of Directors has established interest rate risk policies and procedures which delegate to the Asset/Liability Management Committee ("ALCO") the responsibility to monitor and report on interest rate risk, devise strategies to manage interest rate risk, monitor loan origination and deposit activity, and approve all pricing strategies.

         The management of interest rate risk is one of the most significant factors affecting the Bank's ability to achieve future earnings. The principal measure of the Bank's exposure to interest rate risk is the difference between interest rate sensitive assets and liabilities for the periods being measured, commonly referred to as the "gap" for such period. An asset or liability is considered interest rate sensitive if it will reprice or mature within the time period being analyzed. Controlling the maturity or repricing of an institution's liabilities and assets in order to minimize interest rate risk is commonly referred to as gap management. A gap is considered positive when the amount of interest rate assets exceed the amount of interest rate sensitive liabilities. When the opposite occurs, the gap is considered to be negative. During periods of increasing interest rates, negative gap would tend to adversely affect income while a positive gap would tend to result in net interest income. During periods of decreasing interest rates, the inverse would tend to occur. If the maturities of interest rate sensitive assets and liabilities were equally flexible and moved concurrently, the impact of any material or prolonged increase or decrease in interest rates or net interest income on existing assets or liabilities would be minimal. It is common to focus on the one year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months.

         ALCO uses an external asset/liability modeling service to analyze the Bank's current financial position and develop strategies prior to implementation. The systems attempt to simulate the Bank's asset and liability base and project future operating results under several interest rate and spread assumptions.

         Under asset/liability management guideline, the Bank's policy is to maintain a cumulative one-year gap of no more than 15% of total assets, primarily by managing the maturity distribution of its investment portfolio and emphasizing loan originations tied to interest sensitive indices. Additionally, the Bank has joined the FHLB to enhance its liquidity position and provide the ability to utilize fixed rate advances to improve the match between interest-earning assets and interest-bearing liabilities in certain periods.

         The Bank's cumulative one year gap at December 31, 1996 was a positive $17,235,000 (or 8.13%, expressed as a percentage of total assets).

COMPARATIVE AVERAGE BALANCES, INTEREST, AND AVERAGE YIELDS

         The following tables show for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995, and 1994. These tables also show the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, and the net yield on average interest-earning assets for the same periods.

                                                                             SEPTEMBER 30,
                                                 ----------------------------------------------------------------
                                                               1997                             1996
                                                 ------------------------------    ------------------------------
                                                             INTEREST                         INTEREST
                                                   AVERAGE    INCOME/    YIELD/      AVERAGE   INCOME/     YIELD/
                                                 BALANCE(1)    EXPENSE  RATE(2)    BALANCE(1)  EXPENSE    RATE(2)
                                                 ----------    -------  -------    ----------  -------    -------
                                                                   (DOLLARS IN THOUSANDS)
Cash and due from banks.........................  $  7,367                           $  5,683
Bank premises and equipment, net................     7,538                              5,274
Other assets....................................     3,226                              2,138
                                                    ------                           --------
       Total non-interest earning assets........  $ 18,131                           $ 13,095
                                                  --------                           --------

INTEREST-EARNING ASSETS:

Federal funds sold..............................  $  5,841    $   240     5.49%      $  4,416   $   178      5.39%
Investment securities (3).......................    38,906      1,973     6.78         26,548     1,197      6.03
Loans, net (4)(5)...............................   179,804     11,960     8.89        130,836     8,960      9.16
                                                  --------    -------     ----       --------   -------      ----
Total interest-earning assets/interest/income
     average rates paid.........................  $224,551    $14,173     8.44%      $161,800   $10,335      8.54%
                                                  =========   =======     ====       ========   =======      ====
Total assets....................................  $242,682                           $174,895
                                                  =========                          ========
Other liabilities...............................  $ 31,823                           $ 22,265
                                                  --------                           --------
Total non-interest bearing liabilities..........  $ 31,823                           $ 22,265
                                                  --------                           --------

INTEREST-BEARING LIABILITIES:

NOW .  .........................................  $ 14,295    $   160     1.50%      $ 12,055   $   136      1.51%
Money market....................................    54,387      1,947     4.79         30,634     1,080      4.71
Savings.........................................     7,457        122     2.19          6,906       114      2.21
Time. . ........................................    96,146      4,533     6.30         77,618     3,634      6.26
                                                   -------    -------     ----       --------   -------      ----
     Total interest-bearing deposits............   172,285      6,762     5.25        127,213     4,964      5.22
Securities sold under agreement to repurchase...    13,126        438     4.46          8,408       255      4.05
Federal funds purchased.........................       102          4     5.24             25         1      5.35
FHLB advances...................................     5,676        265     6.24            727        43      7.91
                                                  --------    -------     ----       --------   -------      ----
Total interest-bearing liabilities/interest
   expense/average rate paid....................  $191,189    $ 7,469     5.22%      $136,373   $ 5,263      5.16%
                                                  ========    =======     ====       ========   =======      ====
Total liabilities...............................  $223,012                           $158,638
Shareholders' equity............................    19,670                             16,257
                                                  --------                           --------
Total liabilities and shareholders' equity......  $242,682                           $174,895
                                                  ========                           ========
Net interest income.............................              $ 6,704                           $ 5,072
                                                              =======                           =======
Net yield on average earning assets (6).........                          3.99%                              4.19%
                                                                          ====                               ====

-----------------------------
(1) Average balances represent the average daily balance year to date.
(2) Annualized for comparability with full year data.
(3) Principally taxable
(4) Non-accruing loans included in computation of average balance.
(5) Interest income on loans includes fees of $266,170 in 1997 and $293,972 in 1996.
(6) The net yield on average earning assets is the net interest income divided by average interest earning assets.


                                                                        YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------------------
                                                       1996                          1995                             1994
                                        ---------------------------   ------------------------------   -----------------------------
                                                     INTEREST                      INTEREST                         INTEREST
                                          AVERAGE    INCOME/ YIELD/     AVERAGE    INCOME/    YIELD/      AVERAGE    INCOME/  YIELD/
                                          BALANCE(1) EXPENSE  RATE      BALANCE(1) EXPENSE     RATE       BALANCE(1)  EXPENSE  RATE
                                          ---------- -------  ----      ---------- -------     ----       ----------  -------  ----
                                                                     (DOLLARS IN THOUSANDS)
Cash and due from banks............... $  5,699                        $  5,258                        $  4,554
Bank premises and equipment, net......    5,670                           3,619                           2,866
Other assets..........................    2,155                           1,332                             790
                                       --------                        --------                        --------

                                       --------                        --------                        --------
   Total non-interest earning assets..   13,524                          10,209                           8,210
                                       --------                        --------                        --------

INTEREST-EARNING ASSETS:
Federal funds sold.................... $  4,382   $   237     5.41%    $  3,236    $   196     6.06%      2,651       115   4.33%
Investment securities (2).............   27,689     1,720     6.21       21,372      1,298     6.07      17,516       992   5.66
Loans, net (3)(4).....................  137,188    12,591     9.18      107,860      9,915     9.19      71,833     6,168   8.59
                                       --------   -------     ----     --------    -------     ----    --------    ------   ----
Total interest-earning assets/interest/
     income average rates paid........ $169,259   $14,548     8.60%    $132,468    $11,409     8.61%   $ 92,000    $7,275   7.91%
                                       ========   =======     ====     ========    =======     ====    ========    ======   ====
Total assets.......................... $182,783                        $142,677                        $100,210
                                       ========                        ========                        ========
Other liabilities..................... $ 22,914                        $ 16,906                        $ 11,586
                                       --------                        --------                        --------
Total non-interest bearing liabilities $ 22,914                        $ 16,906                        $ 11,586
                                       --------                        --------                        --------

INTEREST-BEARING LIABILITIES:
NOW . . .............................. $ 12,271   $   185     1.51%    $  9,311    $   152     1.63%   $  8,201    $  146   1.78%
Money market..........................   32,756     1,550     4.73       29,911      1,377     4.60      21,239       967   4.55
Savings...............................    6,963       154     2.21        6,252        139     2.22       5,225       116   2.22
Time. ................................   80,344     5,038     6.27       63,868      3,988     6.24      43,004     2,257   5.25
                                        -------    ------     ----     --------    -------     ----    --------    ------   ----
   Total interest-bearing deposits....  132,334     6,927     5.23      109,342      5,656     5.17      77,669     3,486   4.49
Securities sold under agreement
     to repurchase....................    8,628       352     4.08        7,123        293     4.11       5,242       141   2.69
Federal funds purchased...............       47         3     6.38          630         37     5.87           0         0   0.00
FHLB advances.........................    1,992       130     6.53          562         25     4.45           0         0   0.00
                                        -------    ------     ----     --------    -------     ----    --------    ------   ----
Total interest-bearing liabilities/
     interest/expense/average
      rate paid....................... $143,001   $ 7,412     5.18%    $117,657    $ 6,011     5.11%   $ 82,911    $3,627   4.37%
                                       ========   =======     ====     ========    =======     ====    ========    ======   ====
Total liabilities..................... $165,915                        $134,563                        $ 94,497
Shareholders' equity..................   16,868                           8,114                           5,713
                                       --------                        --------                        --------
   Total liabilities and
       shareholders' equity........... $182,783                        $142,677                        $100,210
                                       ========                        ========                        ========

Net interest income...................            $ 7,136                          $ 5,398                         $3,648
                                                  =======                          =======                         ======
Net yield on average earning
     assets (5).......................                        4.22%                            4.07%                        3.97%
                                                              ====                             ====                         ====

------------------------------
(1) Average balances represent the average daily balance year to date.
(2) Principally taxable
(3) Non-accruing loans included in computation of average balance.
(4) Interest income on loans includes fees of $525,000 in 1996, $131,000 for 1995 and $39,000 in 1994.
(5) The net yield on average earning assets is the net interest income divided by average interest earning assets.

'


         The effect on interest income, interest expense, and net interest income for the periods indicated, of changes in average balance and rate, is shown below for the Bank. The effect of a change in average balance has been determined by applying the average rate at the year-end for the earlier period to the change in average balance at the year-end for the later period. Changes resulting from average balance/rate variances are included in changes resulting from volume.

                                                                            YEAR ENDED
                                           -------------------------------------------------------------------------------
                                                  1996 COMPARED TO 1995                  1995 COMPARED TO 1994
                                           INCREASE (DECREASE) DUE TO CHANGE IN:     INCREASE (DECREASE DUE TO CHANGE IN:
                                           -------------------------------------     -------------------------------------
                                           AVERAGE         AVERAGE       TOTAL         AVERAGE        AVERAGE      TOTAL
                                           VOLUME (1)       RATE         CHANGE        VOLUME (1)      RATE        CHANGE
                                           ----------      ------        ------        ----------     -------      ------
                                                                      (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
    Federal funds sold....................  $    69        $(28)       $    41             $ 35       $  46      $    81
    Investment securities.................      384          38            422              234          72          306
    Loans, net (2)........................    2,697         (20)         2,677            3,312         435        3,747
                                            -------        ----        -------          -------       -----      -------
      Total interest income...............  $ 3,150        $(10)       $ 3,140          $ 3,581       $ 553      $ 4,134
                                            =======        ====        =======          =======       =====      =======

INTEREST BEARING LIABILITIES:
    NOW...................................  $    48         (15)            33          $    18         (12)           6
    Money market..........................      131          42            173              399          11          410
    Savings...............................       16          (1)            15               23           0           23
    Time..................................    1,029          22          1,051            1,303         428        1,731
                                            -------        ----        -------          -------       -----      -------
      Total interest on deposits..........    1,224          48          1,272           1,743          427        2,170

Securities sold under agreement to
    repurchase and borrow funds...........      108          22            130             139           75          214
                                            -------        ----        -------         -------        -----      -------
      Total interest expense..............  $ 1,332        $ 70        $ 1,402         $ 1,882        $ 502      $ 2,384
                                            =======        ====        =======         =======        =====      =======

      Change in net interest income.......  $ 1,818        $(80)       $ 1,738         $ 1,699        $  51      $ 1,750
                                            =======        ====        =======         =======        =====      =======

(1) Non-accruing loans are excluded form the average volumes used in calculating this table.
(2) Includes loan fees of $524,677 in 1996 and $131,479 in 1995.

         The following table presents the interest rate-sensitive assets and liabilities of the Bank at December 31, 1996, which are expected to mature or are subject to repricing in each of the time periods indicated. The tables may not be indicative of the Bank's rate sensitive position at other points in time. The balances have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the periods in which they are scheduled to be repaid. Repricing of time deposits is based on their scheduled maturities. Deposits without a stated maturity are repriced based on known characteristics of the deposit product.

           INTEREST RATE SENSITIVITY ANALYSIS AS OF DECEMBER 31, 1996

                                                                                      TERM TO REPRICING
                                                          ----------------------------------------------------------------------
                                                                   90-180    181 DAYS    1-2      2-3      3-4      4-5+
                                                          90 DAYS   DAYS    TO 365 DAYS YEARS    YEARS    YEARS    YEARS   TOTAL
                                                          -------  ------   ----------- -----    -----    -----    -----   -----
                                                                                        (DOLLARS IN THOUSANDS)
Federal funds sold......................................  6,000         0         0        0        0         0       0    6,000
Interest-bearing due from banks.........................  7,528         0         0        0        0         0       0    7,528
Fixed rate loans........................................ 16,254     6,932    10,956   15,516   15,517     7,337  11,896   84,408
Variable rate loans..................................... 49,606     7,491    11,481      705      706       575     576   71,140
Treasuries..............................................    499       500     2,401    1,274    1,274       508     508    6,964
Governmental agencies...................................      0         0         0      500      500     1,147  11,080   13,227
State and municipal.....................................      0         0         0      500        0         0       0      500
Federal Home Loan Bank Stock............................    499         0         0        0        0         0       0      499
Mortgage-backed securities..............................  1,122       122       234      403      403       317   2,449    5,050
                                                         ------    ------    ------   ------   ------    ------  ------  -------
    Total interest-earning assets....................... 81,508    15,045    25,072   18,898   18,400     9,884  26,509  195,316

NOW..................................................... 13,081         0         0        0        0         0       0   13,081
Money market............................................ 42,040         0         0        0        0         0       0   42,040
Savings.................................................  6,339         0         0        0        0         0       0    6,339
Certificates/IRS's (less than) $100,000.................  7,814     4,836     8,323   12,545   12,546    10,215  10,215   66,494
Certificates/IRS's (more than) $100,000.................  3,515     2,112     6,217    2,492    3,770       940   3,921   22,967
Securities sold under agreements to repurchase.......... 10,113         0         0        0        0         0       0   10,113

Federal Home Loan Bank advances.........................      0         0         0    5,000        0         0       0    5,000
                                                         ------    ------    ------   ------   ------    ------  ------  -------
Total interest-bearing liabilities...................... 82,902     6,948    14,540   20,037   16,316    11,155  14,136  166,034
                                                         ------    ------    ------   ------   ------    ------  ------  -------
Interest sensitivity gap................................ (1,394)    8,097    10,532   (1,139)   2,084    (1,271) 12,373   29,282
                                                         ======    ======    =====    ======  =======    ====== =======  =======
Cumulative gap.......................................... (1,394)    6,703    17,235   16,096   18,180    16,909  29,282
                                                         ======    ======    =====    ======  =======    ====== =======
Cumulative gap ratio....................................   0.98      1.07     1.17      1.13     1.13      1.11    1.18
                                                         ======    ======    =====    ======  =======    ====== =======
Cumulative gap as a percentage of total assets..........   0.66%     3.16%    8.13%     7.59%    8.58%     7.98%  13.81%
                                                         ======    ======    =====    ======  =======    ====== =======



COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

         GENERAL. ABI's total assets at September 30, 1997 were $270 million as compared to $212 million at December 31, 1996, a $58 million, or 27% increase. This increase was due primarily to an increase in loans receivable of $25 million, mortgage loans held for sale of $22 million, and investment securities of $14 million. These increases were funded primarily by increases in ABI's deposits of $49 million and an increase in the number of banking locations from four to six in 1996 as well as the relocation of one limited service banking location to a full service office location in 1997. In addition, strong loan demand, particularly in the commercial and residential real estate classification, has accounted for the increase in loans receivable held in portfolio and mortgage loans held for sale.

         For the nine months ended September 30, 1997, net income was $1,045,000 or $.26 per share, compared to net income of $650,000 or $.18 per share for the same period for 1996. Earnings per share were affected by the additional shares outstanding as a result of the public offering which was completed in the first quarter of 1996. Net interest income increased $1,633,000 to $6,704,000 compared to $5,071,000 for the same period in 1996 as a result of the 35% asset growth. The provision for loan loss expense increased from $207,000 for the nine month period ended September 30, 1996 to $615,000 for the same period in 1997. Management uses a procedure on a monthly basis for evaluating the adequacy of the allowance for loan loss. Based on that review management considers the allowance sufficient to cover expected loan losses.

         NON-INTEREST INCOME. Noninterest income increased to $2.5 million for the nine months ended September 30, 1997 from $1.4 million for the same period for 1996. Significant items include increases in service charges and fees from $517,000 to $925,000 ($331,000 of the increase is attributable to NSF fees), gain on sale of servicing from $38,000 to $346,000 primarily as a result of the sale of the FNMA servicing portfolio outstanding at May 30, 1997 and broker loan fees from $31,000 to $242,000 due to the acquisition of DesChamps and Gregory, a local mortgage brokerage firm, in January 1997.

         NON-INTEREST EXPENSES. Noninterest expenses increased to $6.9 million for the nine months ended September 1997 from $5.2 million for the same period for 1996. Salaries and employee benefits increased $625,000 to $3.2 million from $2.5 million due to increased staff size. Other significant expense increases were incidental to the growth of the Bank.

         PROVISION FOR LOAN LOSSES. For the nine month period ended September 30, 1997, $615,000 was recorded to the loan loss provision, compared to $207,000 for the same period in 1996. During the nine month period ended September 30, 1997, the Bank experienced $357,000 in charge-offs and $58,000 in recoveries of previously charged-off loans. At September 30, 1997, the Bank had $508,000 of loans in non-accrual status.

         INCOME TAX EXPENSE. For the nine month period ended September 30, 1997, an income tax provision totalling $659,000 was recorded, compared to $382,000 for the same period last year, and was a result of increased earnings during 1997.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

         GENERAL. For the year ended December 31, 1996 ABI reported net income of $883,000 or $.24 per share, as compared to net income of $1,018,000 or $.46 per share for 1995. Per share results reflect the effect of the 67% increase in the weighted average number of shares outstanding resulting from the public offering completed in February 1996. From 1995 to 1996, net interest income increased by $1,740,000 and non-interest income and non-interest income increased by $361,000. The increase in non-interest income from 1995 to 1996 is primarily attributable to increases in collection of service charges on deposits of $177,000 credit card merchant fee income of $165,000, and gains on sale of securities of $70,000. In addition, loan loss provision expense decreased by $196,000 from 1995 to 1996. These changes contributing to income were offset by increases in start-up costs in the form of general and administrative expenses associated with two new full service branches which were opened by the Bank in March and September of 1996. Management believes the long term benefits associated with these two branches will provide additional income which will contribute to the growth and profitability of the Bank.

         ABI's total assets at December 31, 1996 were $211,965,000, an increase of $57,017,000 or approximately 37% from December 31, 1995. This increase was due primarily to the increase in loans originated by the Bank.

         The Bank's loans at December 31, 1996 totalled $155,460,000, net, or approximately 73% of total assets. Of this total, portfolio loans consisted of $41,382,000 in commercial loans, $33,156,000 in commercial real estate, $18,695,000 in residential real estate, and $42,271,000 in consumer loans, net of deferred costs and allowance for loan losses of $395,000. Loans held for sale were $4,335,000 in residential real estate loans and $16,016,000 in real estate construction loans, net of deferred costs and allowance for loan losses of $112,000. The allowance for loan losses increased from $946,000 at December 31, 1995 to $1,000,000 at December 31, 1996. The allowance for loan losses represented approximately .64% of total loans, down from .79% at December 31, 1995.

         NET INTEREST INCOME. The growth in loans resulted in a steady increase in net interest income during 1996. Net interest income for the period ended December 31, 1996 amounted to $7,137,000 on a $169,259,000 average outstanding balance of interest-earning assets, an increase of $1,739,000 over the $5,398,000 recorded in 1995 on average interest-earning assets of $132,468,000. Interest income from loans during the same period comprised 86.5% and 86.9%, respectively, of the total interest income and earned an average yield of 9.18% and 9.19%, respectively, while interest income from investments and federal funds sold earned an average yields of 6.10% and 6.07%, respectively. Total interest expense for 1996 was $7,411,000 on average outstanding balances of interest-bearing liabilities of $117,657,000 for the same period in 1995. The average cost of interest-bearing liabilities for 1996 and 1995 was 5.18% and 5.11%, respectively. The Bank experienced an increase in the net yield on average earning assets to 4.22% in 1996, from 4.07% in 1995, due in part to an increase in non-interest-bearing liabilities used to fund interest-earning assets.

         PROVISION FOR LOAN LOSSES. For the year ended December 31, 1996, $287,000 was recorded to the loan loss provision, compared to the $483,000 recorded to the provision during the year ended 1995.

         The targeted level of loan loss allowance is based on management's continual review of the loan portfolio. Management reviews the loan by type and nature of collateral and establishes an appropriate provision for loan losses based upon industry standards, management's experience, historical charge-off experience, the present and prospective financial condition of specific borrowers, industry concentrations within the loan portfolio, size of the credit, existence and quality of any collateral, profitability, and general economic conditions. The Bank has experienced relative low delinquency and default rates in its portfolio due in part to adherence to established underwriting guidelines. Management believes the allowance for loan losses is adequate based on its assessment of the risks of loan defaults. However, the Bank intends to review its allowance for loan losses on a monthly basis and to provide increases in the allowance, if necessary, based on the results of this review.

         The total allowance for loan losses increased from $946,000 in 1995 to $1,000,000 in 1996. During 1996, the Bank experienced $279,000 in charge-offs and $46,000 in recoveries on previously charged-off loans. As of December 31, 1996, the Bank had $905,000 of loans in non-accrual status. The year end 1996 and 1995 loan loss provisions reflect the growth in the Bank's loan portfolio and management's philosophy of maintaining adequate loan loss reserves.

         Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's nonperforming or performing loans.

         NON-INTEREST INCOME. For the year ended December 31, 1996 and 1995, non-interest income totalled $1,834,000 and $1,473,000, respectively, an increase of approximately 25%. During 1996, service fees on customer deposits contributed $733,000, mortgage banking operations contributed $598,000, fees on credit card merchant services contributed $262,000 gains from sales of securities contributed $106,000, and other income increased to $136,000. For the year ended 1995, mortgage banking operations contributed $587,000, service fees on customer deposits $556,000, fees on credit card merchant services $97,000, and miscellaneous other income $233,000.

         NON-INTEREST EXPENSE. Non-interest expense for the years ended December 31, 1996 and 1995, totaled $7,279,000 and $4,797,000, respectively, substantially all of which was general and administrative expenses. The increase in non-interest expense is due primarily to the opening of the Palma Sola and

Whitfield branches, additional lending staff, and additional support staff for backroom operations and the related costs associated with these areas. For the years ended December 31, 1996 and 1995, general and administrative expenses were 3.98% and 3.36%, respectively, of average assets. The largest component, salaries and employee benefit, amounted to $3,469,000 or 48% and $2,276,000 or 47%, respectively, of total expense for the years ended 1996 and 1995. Management continuously monitors general and administrative expenses and the efficiency ratio to maintain non-interest expenses at a level within industry standards.

         INCOME TAX EXPENSE. For the year ended December 31, 1996, an income tax provision totaling $522,000 was recorded, compared to a $573,000 provision for the year ended 1995 as a result of decreased earnings during the 1996 period.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

         GENERAL. For the year ended December 31, 1995 ABI reported net income of $1,018,000 or $.26 per share, as compared to net income of $502,000 or $.46 per share for 1994. From 1994 to 1995, net interest income increased by $1,750,000 and non-interest income increased by $842,000. The increase in non-interest income from 1995 to 1996 is primarily attributable to increases in collection of service charges on deposit accounts. These changes contributing to income were partially offset by an increase in the provision of loan loss of $294,000 and additional start-up costs in the form of general and administrative expenses associated with the Mortgage Banking Division and the Credit Card Merchant Services Divisions. Management believes the long term benefits associated with these new divisions will contribute to the growth and profitability of the Bank.

         ABI's total assets at December 31, 1995 were $154,948,000, an increase of $26,986,000 or approximately 21% from December 31, 1994. This increase was due almost entirely to the increase in loans originated by the Bank.

         The Bank's loans at December 31, 1995 totalled $118,491,000, net, or approximately 76% of total assets. Of this total, portfolio loans consisted of $52,600,000 in commercial and commercial real estate loans, $14,723,000 in residential real estate, and $30,650,000 in consumer loans, net of deferred costs and allowance for loan losses of $494,000. Loans held for sale were $203,000 in residential real estate loans and $20,651,000 in real estate construction loans, net of deferred costs and allowance for loan losses of $157,000. The allowance for loan losses increased from $625,000 at December 31, 1994 to $946,000 at December 31, 1995. The allowance for loan losses represented approximately 0.80% of total loans, up from 0.65% at December 31, 1994.

         NET INTEREST INCOME. The growth in loans resulted in a steady increase in net interest income during 1995. Net interest income for the period ended December 31, 1995 amounted to $5,398,000 on a $132,468,000 average outstanding balance of interest-earning assets, an increase of $1,751,000 over the $3,647,000 recorded in 1994 on average interest-earning assets of $92,000,000. Interest income from loans during the same period comprised 86.9% and 84.8%, respectively, of the total interest income and earned an average yield of 9.19% and 8.59%, respectively, while interest income from investments and federal funds sold earned an average yields of 6.07% and 5.49%, respectively. Total interest expense for 1995 was $6,011,000 on average outstanding balances of interest-bearing liabilities of $117,685,000 for the same period in 1994. The average cost of interest-bearing liabilities for 1995 and 1994 was 5.11% and 4.37%, respectively. The Bank experienced a decrease in the net yield on average earning assets in 1995, due to offering deposit products at above market rates in 1994 to attract deposits to fund rapid growth of loan volume originated by the Mortgage Banking Division.

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



         PROVISION FOR LOAN LOSSES. For the year ended December 31, 1995, $483,000 was recorded to the loan loss provision, compared to the $221,000 recorded to the provision during the year ended 1994.

         The total allowance for loan losses increased from $625,000 in 1994 to $964,000 in 1995. During 1995, the Bank experienced $185,000 in charge-offs and $23,000 in recoveries on previously charged-off loans. As of December 31, 1995, the Bank had $18,000 of loans in non-accrual status. The year end 1995 and 1994 loan loss provisions reflect the growth in the Bank's loan portfolio and management's philosophy of maintaining adequate loan loss reserves.

         NON-INTEREST INCOME. For the years ended December 31, 1995 and 1994, non-interest income totalled $1,473,000 and $631,000, respectively, an increase of approximately 233%. During 1995, $587,000 of non-interest income was generated by the Mortgage Banking Division operations, including $321,000 from a gain on sale of loans, $210,000 from a gain on sale of servicing, and $56,000 from fees on mortgage servicing. Additional non-interest income was contributed by service fees from customer deposits of $556,000, from fees on credit card merchant servicing of $97,000, and miscellaneous other income of $233,000. For the year ended 1994, service fees from customer deposits were $435,000, and miscellaneous other income totaled $196,000.

         NON-INTEREST EXPENSE. Non-interest expense for the years ended December 31, 1995 and 1994, totalled $4,797,000 and $3,276,000, respectively, substantially all of which was general and administrative expenses due primarily to the costs associated with opening the Palmetto branch in early 1994, adding the Mortgage Banking Division and the Credit Card Merchant Services Division in 1994, and the staffing and occupancy costs associated with operating these areas. For years ended December 31, 1995 and 1994, general and administrative expenses were 3.36% and 3.27%, respectively, of average assets. The largest component, salaries and employee benefits, amounted to $2,276,000 or 47% and $1,479,000 or 45%, respectively, of total expense for the years ended 1995 and 1994. Management continuously monitors general and administrative expenses and the efficiency ratio to maintain non-interest expenses at a level within industry standards.

         Due to recent changes in deposit insurance premiums assessed by the FDIC, the Bank's annual FDIC premiums were reduced to 70% or approximately $216,000 (based on current deposit balances) effective in 1995. The Bank received a refund of approximately $76,000 in September 1995 as payment of part of the refund due for the applicable portion of 1995.

         INCOME TAX EXPENSE. For the year ended December 31, 1995, an income tax provision totaling $573,000 was recorded, compared to a $279,000 provision for the year ended 1994 as a result of increased earnings during the 1995 period.

LIQUIDITY AND CAPITAL RESOURCES

         ABI's principal sources of funds are deposits, principal, and interest payments on loans, sale of loans, interest on investments, and the sale of investments. ABI received $48.9 million from deposit growth during the nine month period ended September 30, 1997 and $47.3 million for the year ended December 31, 1996.

         At September 30, 1997, shareholders' equity was approximately $20,402,000, or 7.55% of total assets, as compared to $18,814,000 at December 31, 1996, or 8.88% of total assets, and $9,698,000, or 6.26% of total assets, at December 31, 1995. At September 30, 1997 and December 31, 1996, respectively, ABI's Tier I leverage ratio was 7.74% and 9.00%, the Tier I risk-based capital ratio was 10.92% and 12.29% and the total risk-based capital ratio was 11.60% and 12.95%, all in excess of FDIC guidelines for a "well capitalized" bank.

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




         The ALCO reviews the Bank's liquidity, which is the ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and other cash demands. The primary source of funds consists of deposits, amortization and prepayments of loan and sales of investments. The Bank also has the ability to borrow from the FHLB and correspondent banks to supplement its liquidity needs.

         At September 30, 1997, December 31, 1996 and 1995, the liquidity ratio of ABI was 37.49%, 32.44% and 32.14%, respectively, well in excess of regulatory requirements.

         Management believes that there are adequate funding sources to meet future liquidity needs for the foreseeable future. Primary among these funding sources are the repayment of principal and interest on loans, the renewal of time deposits and the growth in the deposit base. Management does not believe that the terms and conditions that will be present at the renewal of these funding sources will significantly impact ABI's operations, due to its management of the maturities of its assets and liabilities.

RECENT DEVELOPMENTS

         On March 25, 1997 ABI purchased approximately 2 acres of land located adjacent to the Bank's main office for the purpose of constructing administrative offices. To the extent not utilized by ABI, management expects to lease space to the Bank and possible other subsidiaries and other unrelated businesses. This new facility will total approximately 30,000 square feet with a construction cost of approximately $2.4 million. On October 30, 1997, ABI obtained a $5,000,000 Commercial Revolving Line of Credit from Barnett Banks, N.A. South Florida. The proceeds from this facility will be applied, in part, to fund the construction ABI's new administrative offices, as well as other general corporate purposes as shall be determined from time to time by the ABI Board or its management. This line of credit is collateralized with the all of the capital stock of the Bank. Interest is calculated quarterly on either a one or three month LIBOR plus 175 basis points. After two years the loan converts into a ten year term note with a five-year balloon payment.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related financial data presented herein concerning ABI have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of ABI is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of ABI than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

FEDERAL AND STATE TAXATION

         FEDERAL INCOME TAXATION. Although a bank's income tax liability is determined under provisions of the Code, which is applicable to all taxpayers or corporations, Sections 581 through 597 of the Code apply specifically to financial institutions.

         The two primary areas in which the treatment of financial institutions differ from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the

Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks are allowed a statutory method for calculating a reserve for bad debt deductions.

         STATE TAXATION. ABI files state income tax returns in Florida. Florida taxes banks under primarily the same provisions as other corporations. Generally, state taxable income is calculated under applicable Code sections with some modifications required by state law.

FUTURE ACCOUNTING REQUIREMENTS

         The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement specifies the computation, presentation and disclosure requirements for net earnings per share for entities with publicly-held common stock. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997 and upon adoption, all prior period net earnings per share data presented will be restated to conform with SFAS 128.

                            INFORMATION ABOUT MURDOCK

GENERAL

         Murdock, a Florida state chartered bank, is a commercial bank located in Charlotte County, Florida. Murdock was chartered as a savings and loan association in Florida on January 10, 1986 under the name "Murdock Savings Bank". In December 1992, Murdock converted its thrift charter to a commercial state bank charter and its name was changed to "Murdock Florida Bank". Murdock engages in a general commercial banking business from its sole banking facility located at 1777 Tamiami Trail, Murdock Florida. At September 30, 1997, Murdock had total assets of approximately $62.9 million, net portfolio loans of approximately $39.8 million, total deposits of approximately $57.0 million, and shareholders' equity of approximately $5.2 million.

         Murdock provides a wide range of banking services in the Charlotte County area, including the offering of real estate secured loans, other asset based loans, commercial and consumer loans, and deposit services. The business of Murdock consists primarily of attracting deposits from the general public in its market area and applying those funds, together with funds derived from other sources, to the origination of loans. Because of its original organization as a savings and loan association, a substantial portion of Murdock's loan portfolio is comprised of single-family residential real estate loans. Murdock's principal sources of income are from interest income on loans and investments, loan fees and services charges. Murdock's principal expenses are the interest paid on deposits, general, and administrative expenses and expenses associated with nonperforming assets.

         Murdock's deposits are insured by the FDIC up to applicable limits. Murdock is not a member of the Federal Reserve System and it is subject to examination and regulation by the Department and the FDIC. As is the case with banking institutions generally, Murdock's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies. Deposit flows and cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Murdock faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

MARKET AREA

         Murdock's operations are based in Murdock, Florida and its primary market area covers Charlotte County, Florida. According to published reports, Charlotte County had an estimated population of 132,000 as of April 1997 and experienced an aggregate growth in population from 1990-96 of approximately 17%. The United States Census Bureau reported that Charlotte County was the fastest growing county on a percentage basis in the U.S. during the 1980-90 decade. This population growth has earned Charlotte County Metropolitan Statistical Area
(MSA) status from the Census Bureau. With a population of slightly more than 12,000, Punta Gorda is the only incorporated city in Charlotte County. For the years 1993-2005, the U.S. Department of Commerce rated Punta Gorda MSA as the fastest growing metropolitan employment area in the United States, based on employment, earnings, total personal income and population on the basis of historical trend. Port Charlotte/Murdock and Englewood are unincorporated areas also located within Charlotte County. Within Charlotte County, the average household size is 2.23 persons. This population growth has resulted in continued construction of residential housing and related commercial support facilities. As of 1990, the County had 64,641 multi-family and single family housing units, a 54% increase for the decade 1980 to 1990.

         Management believes that Murdock's principal markets have been residential customers and small businesses. Specifically, Murdock has targeted businesses with annual gross revenues up to $10 million, and all households within the primary market areas. Businesses have been solicited through the personal efforts of Murdock's directors and officers.

HISTORY

         During the first three years of Murdock's operations, economic conditions were favorable and the institution grew rapidly with its loan portfolio peaking at approximately $67 million in 1989. The loan volume was funded from deposits and borrowings from the Federal Home Loan Bank Board.

         However, in 1989 the economy in Murdock's primary market area slowed dramatically as a result of the national recession and the resulting decline in the number of people moving or retiring to Florida. Furthermore, the Tax Reform Act of 1986 significantly altered or removed from the Code various provisions which had been conducive to real estate development. These and other factors resulted in a decline in real property value at the same time as certain borrowers became delinquent in their loans. By mid-1989, Murdock's loan-to-deposit ratio was 110% and it had approximately $15 million in borrowed funds. For the year ended December 31, 1989, Murdock experienced a net loss of approximately $230,000.

         As a result of the above developments, Murdock and its regulators determined that Murdock had to halt its growth and completely restructure its operations. Under the restructuring plan commenced in mid-1989, Murdock reduced the size of its loan portfolio and used the funds generated thereby to repay the borrowed funds. In addition, low cost deposit accounts, such as savings and checking, were to be rapidly increased in an effort to replace higher cost certificates of deposit as they matured.

         Further, as part of the restructuring, in 1992 Murdock converted from a savings and loan association into a state chartered commercial bank. The primary reasons for the conversion were to: (i) to effect a change in the general public's perception of Murdock so that it could more easily attract commercial customers, thereby increasing its opportunities to acquire noninterest-bearing checking accounts which produce fee income, and to enhance the potential for local commercial loans, (ii) to eliminate the oversight of one regulatory authority and the corresponding expenses attendant thereto, and (iii) to no longer be subject to federal regulations which require thrift institutions to maintain the bulk of its loan portfolio in residential mortgage loans, so that Murdock could enter the commercial loan market.

         In July 1993, following an examination of Murdock by its regulatory authorities, the Murdock Board entered into a written agreement (the "Memorandum of Understanding") with the FDIC and the Department which required Murdock, among other things, to (i) increase its Tier 1 capital by $500,000 within 180 days, and thereafter maintain Murdock's Tier 1 capital ratio at not less than 6%, (ii) refrain from the payment of any cash dividends without the prior written consent of the banking regulators, (iii) take certain actions to strengthen Murdock's credit functions, (iv) to hire one or more credit function officers approved by the regulators, (v) adopt plans and procedures to monitor and reduce the dollar amount of assets classified adversely by the regulators,
(vi) maintain adequate reserves for credit losses, (vii) strengthen Murdock's procedures for loan documentation, and (viii) provide the regulators with periodic progress reports.

         In January 1994, to satisfy the first requirement of the Memorandum of Understanding, Murdock completed a limited private offering to its directors in which the directors purchased 50,000 shares of Murdock Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of $500,000. Each director participated in the limited private offering. In mid-1994, in an effort to raise additional capital, Murdock effected an offering of transferrable rights to purchase Murdock Common Stock at a purchase price of $10.00 per share (the "Rights Offering"). Net of expenses, the Rights Offering added approximately $285,000 to Murdock's equity capital.

         On October 18, 1994, the Memorandum of Understanding was replaced by a board resolution ("Board Resolution") passed by unanimous vote of the directors at a meeting held on that date. The Board Resolution committed Murdock and its Board of Directors to (a) maintain Tier 1 Capital at a minimum of 6%, (b) refrain from payment of cash dividends unless approved by the regulators, (c) review all problem assets on a monthly basis, (d) maintain an adequate loan loss reserve, (e) continue monitoring and reporting to regulators quarterly on action plans for adversely classified assets of $250,000 or more and to develop new plans for any newly identified problem assets of this size, (f) maintain an adequate system of loan documentation, and (g) prepare and submit to the regulators a comprehensive budget and earnings forecast annually and provide quarterly variance reports.

         All of those commitments have been adhered to and at the last examination by the Department, there was no criticism of any provision of the Board Resolution. As a result, as of October 9, 1997, Murdock has been relieved by the Regulators of Murdock's obligations under the Board Resolution.

         The additional capital raised in 1994 was more than completely eliminated as a result of credit losses and additions to the allowance for credit losses in 1995 and 1996. Most of the credit losses resulted from commercial loans which were made prior to the initiation of the restructuring plan. During the last three quarters of 1996, Murdock worked aggressively to liquidate its portfolio of foreclosed real estate held for sale. Additional losses resulted when the net proceeds after expenses were less than carrying values. At the same time, Murdock continued to make additions to is allowance for credit losses. At September 30, 1997, Murdock had reduced its foreclosed real estate and other assets held for sale to $51,000. See "Selected Financial and Other Data of Murdock".

         As of September 30, 1997, the loan-to-deposit ratio has been reduced to 70% and Murdock has attracted $15 million in new checking and savings deposits while reducing other higher cost deposits. Lower cost checking and savings deposits were 37% of total deposits as of September 30, 1997.

LENDING ACTIVITIES

         GENERAL

         The primary source of income generated by Murdock is from the interest earned from both the loan and investment portfolios. Accordingly, the quality of Murdock's loan portfolio directly impacts its profitability. Emphasis is placed on the borrower's ability to generate cash flow sufficient to support its debt obligations and other cash related expenses. Because Murdock previously had been a savings and loan association, its lending activities have primarily consisted of residential loans. Residential loans include the origination of conventional mortgages, residential lot loans, and residential acquisition, development, and construction loans for the purchase or construction of single family housing on lots. Although single-family residential loans constitute the largest component of Murdock's lending activities, Murdock also originates commercial real estate loans, other commercial loans, and consumer loans.

         LOAN PORTFOLIO COMPOSITION

         At September 30, 1997, Murdock's net loan portfolio, which is equal to total loans less loan origination fees and allowances for credit losses, totaled approximately $39.8 million, representing approximately 63.2% of Murdock's total assets. As of such date, the loan portfolio consisted of 72.6% residential real estate loans, 13% commercial real estate loans, 7.0% other commercial loans, and 7.4% installment loans. The large percentage of residential real estate loans (those secured by units housing one-to-four families) is primarily due to Murdock having been a savings and loan association. Commercial real estate loans (those secured by small office buildings, apartment buildings, developed land or vacant land) constitutes the other major category of loans originated by Murdock.

         The following table summarizes the composition of Murdock's loan portfolio by type of loan at the dates indicated.

                                                   AT SEPTEMBER 30,                  AT DECEMBER 31,
                                                  ----------------        --------------------------------------
                                                         1997                   1996                   1995
                                                  ----------------        ---------------       ----------------
                                                   AMOUNT     %            AMOUNT     %          AMOUNT      %
                                                   ------   ------         ------   ------       ------    -----
                                                                          (DOLLARS IN THOUSANDS)
TYPE OF LOAN:
  Residential real estate loans (1).............  $27,773    66.0%        $27,513    66.6%      $24,178    58.5%
  Real estate construction loans................    2,740     6.6           1,338     3.2         3,919     9.5
  Commercial real estate loans (2)..............    5,474    13.0           6,659    16.0         6,703    16.2
  Commercial loans (3)..........................    2,924     7.0           2,718     6.6         3,119     7.6
  Consumer and other loans (4)..................    3,119     7.4           3,151     7.6         3,373     8.2
                                                  -------  ------         -------   -----       -------   -----
    Total loans.................................  $42,030   100.0%        $41,379   100.0%      $41,292   100.0%
                                                           ======                   =====                 =====

LESS:
  Loans in process..............................   (1,495)                   (445)                   --
  Deferred loan (fees) costs, net...............       45                     (17)                  (23)
  Allowance for loan losses.....................     (815)                   (761)                 (663)
                                                  -------                 -------               -------
    Total loans, net............................  $39,765                 $40,156               $40,606
                                                  ========                =======               =======

------------
(1) Residential real estate loans include residential real estate mortgages on, and construction loans on, one-to-four family residences.
(2) Commercial real estate loans include multi-family and land loans as well as loans secured by other commercial real estate.
(3) Commercial loans include non-real estate commercial loans. Includes lease financings of $165,000, $179,000, and $346,000 as of September 30, 1997,
     and of December 31, 1996, and 1995, respectively.
(4)  Consumer loans include installment loans to individuals.

         The following table sets forth the maturities of loans outstanding as of December 31, 1996.

                                                                         AT DECEMBER 31, 1996
                                                       ---------------------------------------------------------
                                                                       DUE AFTER 1
                                                         DUE IN 1        YEAR BUT       DUE AFTER
                                                       YEAR OR LESS   BEFORE 5 YEARS     5 YEARS         TOTAL
                                                       ------------   --------------    ---------        -----
                                                                            (DOLLARS IN THOUSANDS)
Residential mortgage loans...........................     $ 967          $3,171          $23,375        $27,513
Real estate construction loans.......................     1,338              --               --          1,338
Commercial loans (1).................................     2,025           2,706            4,646          9,377
Consumer loans.......................................       576           1,535            1,040          3,151
                                                        -------          ------          -------        -------
                                                        $ 4,906          $7,412          $29,061        $41,379
                                                        =======          ======          =======        =======

---------------
(1) Includes commercial real estate loans and non-real estate commercial loans?


         Of the $36.5 million of loans due after 1997, approximately 51% of such loans have fixed rates of interest and approximately 49% have adjustable rates.

         LOAN ORIGINATIONS

         Consistent with its emphasis on being a community-oriented bank, Murdock's policy has been to concentrate its loan originations within Charlotte County. Murdock's loan originations are principally attributable to a number of sources, including existing customers, referrals from real estate brokers and walk-in customers. It has been Murdock's policy to originate all loans for its portfolio, and it is currently not engaged in the sale or purchase of whole loans or participations.

         The following table sets forth total loans originated and repaid during the periods indicated:

                                                                         NINE MONTHS ENDED        YEAR ENDED
                                                                             SEPTEMBER 30,        DECEMBER 31,
                                                                       -------------------     -----------------
                                                                         1997       1996          1996     1995
                                                                         ----       ----          ----     ----
                                                                                  (DOLLARS IN THOUSANDS)
Originations:
   Residential real estate (1).......................................  $ 6,212    $ 6,037     $ 8,266    $ 9,252
   Commercial real estate loans (2)..................................       49        875       1,018      1,591
   Commercial loans (3)..............................................    1,625        581         948      1,240
   Consumer loans (4)................................................    1,609      1,139       1,545      2,259
                                                                        ------    -------     -------    -------
     Total loans originated..........................................    9,495      8,632      11,777     14,342

   Principal reductions..............................................   (8,844)    (9,587)    (11,690)   ( 6,890)
                                                                        ------    -------     -------    -------

   Increased (decrease) in loans.....................................    $ 651    $ (955)        $ 87    $ 7,452
                                                                        ======    =======     =======    =======

----------
(1) Residential real estate loans include residential real estate mortgages on, and construction loans on, one-to-four family residences.
(2) Commercial real estate loans include multi-family and land loans as well as loans secured by other commercial real estate.
(3)  Commercial loans include non-real estate commercial loans.
(4)  Consumer loans include installment loans to individuals.

         REAL ESTATE LOANS

         A large portion of Murdock's lending activity consists of the origination of single-family residential mortgage loans collateralized by owner-occupied property situated in Charlotte County, Florida.

         It has been Murdock's general policy to lend up to 80% of the appraised value of the real property securing a residential mortgage loan. Loans in excess of 80% of appraised value require a waiver of Murdock's credit policy. These exceptions are closely monitored and private mortgage insurance is required with respect to the amount of the loan in excess of 80% of appraised value. Even with such insurance, the maximum loan to value ratio is 90%. In the case of real estate secured loans, Murdock requires a valid mortgage lien on the real property and a title insurance policy insuring the property that is to serve as collateral. Borrowers are required to obtain fire and hazard insurance and, if the property is designated by the Department of Housing and Urban Development to be in a flood plain, flood insurance.

         The original contractual term of residential real estate loans made by Murdock varies, with a maximum term of 30 years. Industry experience (which Murdock believes has been reflected in its own experience) is that, because of refinancings and sales of property, the average life of residential loans in Florida is between six and eight years. Murdock charges no penalty for prepayment of mortgage loans. Mortgage loans originated by Murdock customarily include a "due-on-sale" clause giving Murdock the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the real property subject to the mortgage.

         The maximum loan to appraised value ratio for commercial real estate loans is generally 75%, subject to the same limited exception process described above with respect to residential loans. Commercial real estate lending entails significant additional risks in comparison to residential property lending. The payment experience on commercial real estate loans is typically dependent on the successful operation of the real estate project. These risks can be significantly impacted by supply and demand conditions in the market for office and retail space and, as a result, commercial real estate loans may be subject to a greater extent to adverse conditions in the economy generally. To minimize these risks, a comprehensive review of the borrower's financial capacity is made prior to approving a loan, with a significant factor being the borrower's independent ability to repay the proposed loan. In underwriting these loans, Murdock considers the operating history, future operating projections, current and projected occupancy, position in the local and regional markets and location and physical condition of the property. If the property is owner-occupied, the capacity of the borrower to service the debt is the primary consideration and underwriting of the business activity is paramount. Cash flow coverage of debt service should be greater than 1.0. Narrative reports by state certified appraisers are currently obtained on all real estate loans. Murdock requires appraisals on loans of more than $100,000 even though FDIC regulations only require appraisals on real estate loans of more than $250,000. Appraisal reports are reviewed by management for compliance with regulatory standards.

         Murdock is allowed to extend loans to one borrower and certain closely related parties in an amount equal to or up to 15% of Murdock's unimpaired capital and surplus. Loans in an amount equal to an additional 10% of unimpaired capital and surplus may also be made to a borrower if the additional amount is fully secured by collateral and approved by the Murdock Board as a waiver of Murdock's policy. At September 30, 1997, Murdock's maximum loans to borrowers using the 15% test was $777,600.

         Murdock offers both fixed and a variety of adjustable interest rate loans. Interest rates charged by Murdock are affected principally by competitive factors, the demand for such loans, and the costs of the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the FRB, legislative policies, and government budgetary matters.

         OTHER COMMERCIAL LOANS

         In its efforts to build up its commercial lending activities, Murdock has been making loans and extending lease financing for various types of commercial equipment, such as office, medical, farming, and industrial equipment. Such loans and financing arrangements have generally carried maturities ranging from one to five years.

         CONSUMER LOANS

         Murdock offers consumer loans to provide a broader range of financial services to its customers and because shorter terms and higher interest rates on such loans assist Murdock in maintaining a profitable spread between the average loan yield and the cost of funds.

         Consumer loans consist of home equity loans, loans secured by deposit accounts, and automobile loans. Underwriting standards include a determination of the applicant's payment history on other debts and an assessment of the applicant's ability to meet existing obligations on the proposed loan.

         Murdock offers automobile loans on new and used vehicles. New automobile loans are made for terms of up to five years. Rates vary with the term of the loan. The term and rates on loans for used automobiles vary with the age of the vehicle. Murdock does not have a lending relationship with any automobile dealerships and does not engage in floor plan financing.

         Loans on deposit accounts may be made up to 95% of the account balance with a hold placed on the account restricting the amount of withdrawal for at least the amount borrowed. Interest rates on such loans are typically at least 2% above the deposit account rate.

         Consumer loans generally represent a higher risk of loss associated with collection than residential real estate loans because they are more dependent on the borrower's financial stability. However, historically higher yields earned on consumer loans compensate for the increased credit risk associated with such loans.

         LOAN UNDERWRITING POLICIES

         The lending activities of Murdock are subject to written nondiscriminatory underwriting standards and loan origination procedures prescribed by the Murdock Board and management. The underwriting process generally includes obtaining personal or business applications, credit reports, financial statements, federal income tax returns, and confirmations thereof, cash flow analysis, credit analysis, analysis of repayment ability and sources and property valuations by independent third party appraisers. Loans must be approved at various management levels, including the Murdock Board, depending on the loan amount.

         LOAN FEE INCOME

         In addition to interest earned on loans, Murdock receives income through fees in connection with loan originations, loan modifications, late payments, and miscellaneous services related to its loans. Income varies from period to period with the volume and type of loans originated, which in turn is dependent upon prevailing interest rates and their effect on the demand for loans in Murdock's market area.

         Loan origination fees are calculated as a percentage of the amount loaned and are charged primarily on real estate loans. These fees, net of direct loan origination costs, are deferred and taken into income over the contractual life of the loan. Should a loan prepay or refinance, all remaining deferred fees with respect to such loan are taken into income at that time. Commitment fees are charged and amortized using the same method of recognition.

         NONPERFORMING ASSETS AND ASSET CLASSIFICATION

         When a borrower fails to make a required loan payment, a late notice is sent by mail. A contact is made by Murdock personnel if a payment has not been received after the tenth day. Additional notices or telephone calls are made if the loan is 30 days past due. A summary analysis of all delinquencies is reviewed monthly by the Murdock Board. Most loan delinquencies are cured and no legal action is required.

         Once a delinquency extends beyond 90 days, the loan is placed in nonaccrual status (i.e., no interest is accrued by Murdock) even though formal measures may be well underway to resolve the collection problem, including litigation or restructuring. Consumer loans more than ninety (90) days delinquent are written off unless they are abundantly collateralized or are to be paid by insurance coverage. Nonaccrual loans of Murdock totaled $273,000, or approximately 0.65% of total loans at September 30, 1997.

         Real estate acquired through foreclosure or under a deed-in-lieu of foreclosure is placed in the "Other Real Estate Owned" ("OREO") account until sold. When acquired, the property is recorded at the lower of its cost or "fair value" at the date of acquisition and any write-down resulting therefrom is charged to operations. For these purposes, the Bank considers "fair value" to be the appraised value less estimated holding, maintenance, and selling costs, which may result in a carrying value on the books of Murdock lower than "fair market value" (the amount that a willing buyer would pay a willing seller, when both parties are equally informed and neither is under any pressure to effect a transaction). All costs associated with acquiring the property and improving it, which when added to the loan balance would not exceed the fair value, are capitalized. After the date of acquisition, all costs of maintaining the property are expensed. At September 30, 1997, Murdock had one property classified as foreclosed real estate with an aggregate carrying value of approximately $51,000.

         The following table sets forth certain information, as of the date indicated, regarding nonaccrual loans and real estate owned the ratio of such loans and real estate owned to total assets, and certain other related information:

                                                                               SEPTEMBER 30,      DECEMBER 31,
                                                                                  1997          1996       1995
                                                                              --------------   ------     ------
                                                                                     (DOLLARS IN THOUSANDS)
NONACCRUAL LOANS:
     Residential real estate...................................................   $ 203         $ 214     $  130
     Commercial real estate....................................................      --            15      1,017
     Commercial loans..........................................................      70            --         --
     Consumer loans and other loans............................................      --            --         77
                                                                                  -----         -----     ------
        Total nonaccrual loans.................................................     273           229      1,224
                                                                                  -----         -----     ------
        Total nonperforming loans (1)..........................................     273           229      1,224
                                                                                  -----         -----     ------
        Total nonperforming loans to total assets..............................    0.43%         0.37%      1.91%
                                                                                  =====         =====     ======
     Foreclosed real estate and other foreclosed assets........................      51            94      1,262
                                                                                  -----         -----     ------
     Total nonperforming loans and foreclosed real estate......................     324           323      2,486
                                                                                  =====         =====     ======
     Total nonperforming loans and foreclosed real estate to total loans.......    0.52%         0.52%      3.88%
                                                                                  =====         =====     ======


-------------
(1) Accruing loans which are contractually past due 90 days or more as to principal or interest.

         DELINQUENT LOANS

         Murdock had $566,000 of delinquent loans at September 30, 1997 with payments that were between 30 and 90 days past due. There is one significant loan in this group with an outstanding balance of approximately $479,000. Management believes that this loan will be collected without significant adverse impact on earnings; however, any discount negotiated to avoid foreclosure litigation may impact allowances for credit losses.

         ALLOWANCE FOR CREDIT LOSSES

         In originating loans, Murdock recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the credit worthiness of the borrower over the term of the loan, economic conditions and, in the case of a secured loan, the value of the security.

         Accordingly, credit loss allowances are established on Murdock's loan portfolio for anticipated losses on loans. Loan payment history, the current economic conditions, and the loan portfolio composition are all relevant to the determination of the adequacy of the credit loss reserve. Management's perceived adequacy of the allowance is determined and reported monthly to the Murdock Board and to regulators. The allowance is increased by provisions for loan losses, which are charged against earnings.

         The balance in Murdock's allowance for loan losses at September 30, 1997 was $815,000. Murdock's provision for loan losses was $71,000 during the nine month period ended September 30, 1997. The provision for loan losses for the year ended December 31, 1996 was $228,000 and the balance in Murdock's allowance for loan losses at December 31, 1996 was $761,000. Although management and the Murdock Board believe Murdock's present allowance for loan losses is adequate, there can be no assurance that it will in fact be adequate. Recovery and collection of the carrying value of such loans are dependent, to a great extent, upon the economy, operating and other conditions that may be beyond Murdock's control. Therefore, although loan losses are anticipated through the allowance for loan losses analysis process, actual losses may differ sufficiently enough to cause a material adjustment to future earnings.

         Murdock has classified certain loans pursuant to examination by the FDIC and the Department, outside loan review, outside auditor's review, and internal loan review. These classified assets (including substandard and doubtful loans) represent performing loans that have displayed a weakness in the borrower's repayment ability or the fair value of the underlying collateral and require higher levels of reserves. At September 30, 1997, Murdock had classified loans totalling approximately $3.0 million, or approximately 4.8% of total assets. This total includes loans for a commercial resort ($479,481), a commercial property ($854,612), and an office building ($395,137). The remaining classified loans are smaller and are secured by residential real estate or equipment.

         Murdock utilizes a loan quality review process whereby credit quality and collateral value are determined in order for management to decide on an asset resolution strategy. These strategies are developed into action plans that include potential repayment restructures, additional collateral, payouts, or litigation. These action plans also require specific time frames for completion.

         The following table sets forth an analysis of Murdock's allowance for loan losses for the periods indicated.

                         SUMMARY OF LOAN LOSS EXPERIENCE

                                                                       NINE MONTHS
                                                                     ENDED SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                                                                ------------------------        ------------------------
                                                                  1997           1996            1996            1995
                                                                --------        --------        --------       --------
                                                                             (DOLLARS IN THOUSANDS)
Average net loans outstanding during the year.................  $ 40,823        $ 41,416        $ 41,175       $ 37,814
                                                                ========        ========        ========       ========
Allowance for loan losses, beginning of period................       761             663             663            749
                                                                --------        --------        --------       --------
Loans charged-off during the period:
   Residential loans..........................................         -               -              10            128
   Commercial loans...........................................        13               -               -            195
   Consumer loans.............................................        13             123             123             26
                                                                --------        --------        --------       --------
       Total loans charged-off................................        26             123             133            349
Recoveries of loans previously charged-off....................         9               3               3             44
                                                                --------        --------        --------       --------
   Net loans charged-off during the period....................        17             120             130            305
                                                                --------        --------        --------       --------
Provisions for loan losses charged to operating expenses......        71             148             228            219
                                                                --------        --------        --------       --------
Allowance for loan losses, end of period......................     $ 815           $ 691           $ 761          $ 663
Ratio of net charge-offs to average loans outstanding.........      0.04            0.29            0.32           0.81
                                                                ========        ========        ========       ========
Allowance as a percentage of total loans......................      1.94%           1.71%           1.84%          1.61%
                                                                ========        ========        ========       ========
Total loans at end of period..................................  $ 42,030        $ 40,500        $ 41,379       $ 41,292
                                                                ========        ========        ========       ========


         The following table sets forth a breakdown of the allowance for credit losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                                                           AT SEPTEMBER 30,                          AT DECEMBER 31,
                                                     ------------------------  ----------------------------------------------
                                                               1997                     1996                  1995
                                                     ------------------------  ----------------------- -----------------------
                                                                 % OF LOANS               % OF LOANS             % OF LOANS
                                                                 IN CATEGORY              IN CATEGORY            IN CATEGORY
                                                     AMOUNT    TO TOTAL LOANS  AMOUNT   TO TOTAL LOANS AMOUNT  TO TOTAL LOANS
                                                     ------    --------------  ------   -------------- ------  --------------
                                                                                 (DOLLARS IN THOUSANDS)
   Residential real estate loans.................   $ 438         72.6%       $ 430        69.7%      $ 424      68.0%
   Commercial real estate loans..................     309         13.0          276        16.1         167      16.2
   Commercial loans..............................      15          7.0            3         6.6           5       7.6
   Consumer loans................................      53          7.4           52         7.6          67       8.2
                                                    -----       -------      ------      -------      -----    ------
     Total allowance for credit loss.............   $ 815        100.0%      $  761       100.0%      $ 663     100.0%
                                                    =====       =======      ======      =======      =====    =======


INVESTMENT ACTIVITIES

         State chartered banks are authorized to invest in various types of securities, including U.S. Treasury obligations, other securities of various federal agencies, certificates of deposit at insured banks and savings institutions, bankers acceptances, and federal funds.

         Securities that management has the intent and Murdock has the ability at the time of purchase to hold until maturity are classified securities held to maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the effective interest method over the estimated life of the securities. If a security declines in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in statement of operations. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Both unrealized holding gains and losses on securities available for sale, net of taxes, are included as a separate component of stockholders' equity in the balance sheet until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security declines in fair value that is other than temporary, then the securities will be written down to its fair value by recording a loss in the statement of operations. These securities are recorded at fair value. Both unrealized gains and losses are included in the balance sheets. Murdock currently has no securities classified as trading securities.

         At September 30, 1997, an unrealized gain of $88,000 was shown as an increase of stockholders' equity compared to a loss of $11,000, net of taxes, as of December 31, 1996. Murdock presently has not designated any of its investment securities as "held to maturity".

                         INVESTMENT SECURITIES PORTFOLIO

         The following table summarizes the carrying value of Murdock's securities portfolio as of the dates indicated.

                                                         AT SEPTEMBER 30,              AT DECEMBER 31,
                                                         ----------------            --------------------
                                                              1997                   1996            1995
                                                             ------                  ----            ----
                                                                     (DOLLARS IN THOUSANDS)
Securities, available for sale:
  U.S. treasury securities...........................         $ 553                  $ 501         $ 1,004
  U.S. government agencies...........................        10,111                  8,975           8,134
  Municipal obligations..............................           634                    536             662
  Mortgage-backed securities.........................         6,275                  6,810           5,974
                                                             ------                 ------          ------
    Total securities, available for sale.............       $17,573                $16,822         $15,774
                                                            =======                =======         =======

         The following table sets forth, by maturity distribution, certain information pertaining to Murdock's investment security portfolio as of the dates indicated:

                                                        AFTER 1 YEAR     AFTER 5 YEARS
                                    ONE YEAR OR LESS     TO 5 YEARS       TO 10 YEARS     AFTER 10 YEARS        TOTAL
                                    ----------------  ---------------- ----------------  ----------------  ----------------
                                    CARRYING AVERAGE  CARRYING AVERAGE CARRYING AVERAGE  CARRYING AVERAGE  CARRYING AVERAGE
                                     VALUE    YIELD    VALUE    YIELD   VALUE    YIELD    VALUE    YIELD     VALUE   YIELD
                                     -----    -----    -----    -----   -----    -----    -----    -----     -----   -----
                                                                   (DOLLARS IN THOUSANDS)
AT SEPTEMBER 30, 1997:
   U.S. government agencies......... $ 502    7.68%    $4,173    6.20%  $5,436    7.05%   $ --      .--%  $10,111    6.35%
   Municipal obligations............    --    -.--         --    -.--      523    8.66     111     5.50       634    8.11
   U.S. treasury securities.........    --    -.--         --    -.--      553    6.39      --     -.--       553    6.39
                                     -----                              ------           -----            -------
                                     $ 502    7.68%    $4,173    6.20%  $6,512    7.16%  $ 111     5.50%  $11,298    6.45%
                                     =====   =====     ======   =====   ======   =====   =====    =====

   Mortgage-backed securities.......                                                                        6,275    7.96
                                                                                                           ------   -----
     Total..........................                                                                      $17,573    6.98%
                                                                                                          =======   ======

AT DECEMBER 31, 1996:
   U.S. government agencies......... $ 509    7.68%    $3,535    6.00%  $4,433    6.87%  $ 498     8.00%  $ 8,975    6.63%
   Municipal obligations............    --    -.--         --    -.--      536    8.69      --     -.--       536    8.69
   U.S. treasury securities.........   501    6.25         --    -.--       --    -.--      --     -.--       501    6.25
                                    ------             ------           ------           -----            -------
                                    $1,010    6.91%    $3,535    6.00%  $4,969    7.05%  $ 498     8.00%   10,012    6.71
                                    ======   =====     ======   =====   ======   =====   =====    =====

   Mortgage-backed securities.......                                                                        6,810    7.85
                                                                                                           ------
     Total..........................                                                                      $16,822    7.17%
                                                                                                          =======   =====

SOURCE OF FUNDS

         GENERAL

         Deposit accounts are Murdock's primary source of funds for use in lending and other general business purposes. In addition, Murdock obtains funds from normal loan amortization and prepayments and from operations (including various types of loan fees). Scheduled loan payments of principal and interest are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general market rates and economic conditions. If necessary, Murdock may borrow funds on a short-term basis to meet liquidity needs. At September 30, 1997, Murdock had a $5.8 million line of credit with the Federal Home Loan Bank of Atlanta. As of that date, Murdock had no borrowings outstanding other than capital lease obligations.

         DEPOSIT ACTIVITIES

         Deposit accounts, including personal and business checking accounts, savings accounts, NOW accounts and certificates of deposit, are attracted primarily from customers residing within Murdock's primary market area. Murdock has had a policy against utilizing brokered deposits. Murdock may negotiate rates and other terms for certificates of deposit in the amount of $100,000 or greater.

         The principal methods used to attract deposit accounts include offering a wide variety of services and accounts, competitive interest rates, a convenient office location, periodic direct mailing advertisements in the community and the ability to access transaction accounts through the use of automated teller machines ("ATMs") at various ATM network locations throughout the United States.

         Management periodically reviews rates offered by other institutions in its market area and adjusts Murdock's rates for deposit accounts from time to time in an attempt to remain competitive.

         Murdock's deposit accounts are insured by the FDIC up to applicable limits. In the event of a liquidation of Murdock, depositors would be entitled to full payment of their insured accounts prior to payment to stockholders. The FDIC, however, has the authority to take various actions with different results for depositors in conducting receiverships of insured institutions in default, including, without limitation, merging the defaulting institution with another insured institution, taking over the assets of and operating the insured institution, and organizing a new institution to take over the insured institution's assets.

         Regulations promulgated by the FDIC place limitations on the ability of insured depository institutions to accept, renew, or roll-over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institution's normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll such deposits over without restriction, "adequately capitalized" depository institutions may accept, renew or roll such deposits over with a waiver from the FDIC (subject to certain restrictions on payments of rates), and "undercapitalized" depository institutions may not accept, renew or roll such deposits over. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized", and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the corrective action provisions of the FDICIA. As of September 30, 1997, Murdock met the definition of a "well capitalized" depository institution.

         The following table shows the distribution of, and certain other information relating to, deposit accounts by type.

                                                    AT SEPTEMBER 30,              AT DECEMBER 31,
                                                  -------------------  ----------------------------------------
                                                          1997              1996                  1995
                                                  -------------------  ------------------   -------------------
                                                              % OF                % OF                  % OF
                                                  AMOUNT    DEPOSITS   AMOUNT    DEPOSITS   AMOUNT     DEPOSITS
                                                  ------    --------   ------    --------   ------     --------
                                                                       (DOLLARS IN THOUSANDS)
   Demand deposits...........................   $ 3,867      6.79%     $ 3,458      6.26%   $ 3,310       5.82%
   Savings and NOW accounts..................    13,332     23.40       12,673     22.95     12,217      21.49
   Money-market deposits.....................     3,983      6.99        3,424      6.20      2,668       4.69
   Time deposits.............................    35,794     62.82       35,675     64.59     38,671      68.00
                                                -------    ------      -------    ------    -------     ------
     Total deposits..........................   $56,976    100.00%     $55,230    100.00%   $56,866     100.00%
                                                =======   =======      =======   =======    =======    =======

         At December 31, 1996, certificates of deposit represented approximately 64.6% of Murdock's total deposits, down from 68% at December 31, 1995. Murdock does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business of Murdock. Management believes that substantially all of Murdock's depositors are residents, either full or part time, in its primary market area.

         The following table indicates the amount of Murdock's certificates of deposit of $100,000 or more by time remaining until maturity at September 30, 1997 and December 31, 1996.

                                                                               AT SEPTEMBER 30,     AT DECEMBER 31,
                                                                                     1997               1996
                                                                               ----------------     ------------
MATURITY PERIOD                                                                       (DOLLARS IN THOUSANDS)
---------------
Under three months...............................................................    $ 506              $ 746
Over three months through twelve months..........................................    1,637              1,014
Over twelve months...............................................................    1,348              1,460
                                                                                    ------             ------
     Totals......................................................................   $3,491             $3,220
                                                                                    ======             ======



         The following table indicates the scheduled maturities of time deposits of Murdock as of September 30, 1997 and December 31, 1996.

                                                                                AT SEPTEMBER 30,  AT DECEMBER 31,
                                                                                    1997              1996
                                                                                ----------------   ------------
MATURITY PERIOD                                                                      (DOLLARS IN THOUSANDS)
Due in 1 year or less............................................................  $ 7,159           $ 21,571
Due in more than 1 but less than 3 years.........................................   20,744              7,848
Due in more than 3 but less than 5 years.........................................    6,657              4,407
Due in over 5 years..............................................................    1,234              1,849
                                                                                    ------             ------
                                                                                  $ 35,794           $ 35,675
                                                                                  ========           ========

         The following table sets forth the deposit flows of Murdock during the periods indicated.

                                                                    NINE MONTHS
                                                                ENDED SEPTEMBER 30,     YEARS ENDED DECEMBER 31,
                                                               1997          1996          1996         1995
                                                             -------       --------     ---------     ----------
                                                                          (DOLLARS IN THOUSANDS)
Net increase (decrease) before interest credited............ $ 1,749        $ (178)      $(1,645)     $ 6,635
Net credited................................................      (3)            6             9          (35)
                                                             -------        ------       -------      -------
   Net deposit increase (decrease).......................... $ 1,746        $ (172)      $(1,636)     $ 6,600
                                                             =======        ======       =======      =======

         The following table sets forth the average balances and average weighted rates paid for Murdock's categories of interest-bearing deposits for the periods indicated.

                                                          NINE MONTHS
                                                      ENDED SEPTEMBER 30,        FISCAL YEARS ENDED DECEMBER 31,
                                                     1997           1996              1996              1995
                                                --------------- ---------------  ---------------  ----------------
                                                AVERAGE AVERAGE AVERAGE AVERAGE  AVERAGE AVERAGE  AVERAGE  AVERAGE
                                                BALANCE  RATE   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE
                                                -------  ----   -------   ----   -------   ----   -------   ----
                                                                    (DOLLARS IN THOUSANDS)
Savings.......................................$ 5,122   2.73%  $ 5,790  2.76%  $ 5,719   2.76%    $ 6,941   2.76%
Money-market and NOW deposits................. 11,629   3.11    10,604  3.28    10,826   3.26       8,785   3.03
Time deposits................................. 35,934   5.47    37,299  5.49    37,063   5.50      36,019   5.48
                                              -------          -------         -------            -------
     Total....................................$52,685          $53,693         $53,608            $51,745
                                              =======          =======         =======            =======
Weighted-Average Rate (all
   deposits)..................................          4.68%           4.76%            4.75%              4.70%
                                                       =====           =====             ====               ====


BORROWINGS

         Murdock has borrowed funds during the past two years to fund short-term cash requirements. None of such funds were used to fund loan activity. In the future, if there are periods when the supply of funds from deposits cannot meet the demand for loans, Murdock has the ability to seek a portion of the needed funds through loans (advances) from the Federal Home Loan Bank of Atlanta where the Bank currently has a $5.8 million line of credit. As of September 30, 1997, all of the line remained available for future use.

COMPETITION

         Murdock encounters significant competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as interstate banking has created a highly competitive environment for commercial banking in Murdock's primary market area. In one or more aspects of its business, Murdock has competed with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in its market area and elsewhere. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as trust services, that Murdock does not provide. Murdock competes for loans primarily through competitive interest rates, loan fees charged by Murdock, and quality of services provided to borrowers.

         Murdock's primary market area, Charlotte County, Florida is served by 10 commercial banks with 21 offices, 2 savings and loan associations with 2 offices, for a total of 23 offices.

         Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. Murdock competes for deposit accounts principally by offering a variety of deposit programs, convenient hours, loan products, and other services.

EMPLOYEES

         At September 30, 1997, Murdock employed 24 full-time and 7 part-time employees. None of these employees are covered by a collective bargaining agreement and management believes that its employee relations are good.

DESCRIPTION OF PROPERTY

         Murdock conducts its operations from a single leased location in a modern five-story office building located on U.S. Highway 41 at 1777 Tamiami Trail, Murdock, Florida. This facility, consisting of approximately 10,300 square feet on 2 floors of this building, also serves as Murdock's principal executive and administrative offices. The bank lobby and executive offices are located on the first floor of the building and various back-office operations are located in other areas of the building. Parking for approximately 150 automobiles is available at this location. This facility also includes five outside drive-in teller operations. Management believes that the facilities are adequate for Murdock's current operations.

         Murdock leases its facilities from an independent third party under a lease requiring annual rental payments of $145,000. The initial term of the lease expires on July 31, 2000 and Murdock has the option to renew the lease for two additional five-year terms.

LEGAL PROCEEDINGS

         Murdock has periodically been a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, foreclose on loan defaults, claims involving the making and servicing of real property loans, and other issues incident to Murdock's business. Management is not aware of any proceeding threatened or pending against Murdock which, if determined adversely, would have a material effect on the business or financial position of Murdock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Murdock has had various loan and other banking transactions in the ordinary course of business with the directors, executive officers, and principal stockholders of Murdock (or an associate of such person). All such transactions: (i) have been made in the ordinary course of business; (ii) have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not involve more than the normal risk of collectability or present other unfavorable features. At September 30, 1997, the total dollar amount of extensions of credit to directors and executive officers and principal stockholders of Murdock identified below, and any of their associates (excluding extensions of credit which were less than $60,000 to any one such person and their associates) were $339,146, which represented approximately 6.5% of total stockholders' equity.

         During the fiscal year ended December 31, 1996 and 1995, each non-employee director of Murdock was paid a $150 fee for each meeting of the Murdock Board attended and a $35 fee for each committee meeting attended. Charles E. Taylor, Jr., Chairman of the Board, is paid $250 for each meeting attended and is reimbursed for travel expenses for each day or portion thereof when he is present at Murdock and providing services to Murdock in his capacity as Chairman of the Board (including meetings of the Murdock Board and its committees). Mr. Taylor receives no other payments for attendance at such meetings. During 1996, Mr. Taylor was so present at Murdock for 35 days and received $8,750 (plus travel expense reimbursement). The directors as a group (other than Mr. Taylor) received a total of $14,445 as payment for attendance at such meetings during 1996.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the outstanding shares of Murdock Common Stock as of December 31, 1997, by (i) each person known to Murdock to own beneficially more than 5% of its outstanding Murdock Common Stock, (ii) each director and certain executive officers of Murdock, and (iii) all directors and executive officers of Murdock as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Murdock Common Stock owned by them.

                                                                                    CURRENT BENEFICIAL OWNERSHIP
                                                                                   ------------------------------
                                                                                      NUMBER           PERCENT
NAME OF BENEFICIAL OWNER                                                           OF SHARES (1)     OF CLASS (2)
------------------------                                                           -------------     ------------

DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

J. Robert Anderson.........................................................        13,941  (3)         3.6%
Robert L. Andreasen........................................................        38,497  (4)         9.6%
Randall F. Dunn............................................................           600  (5)           *
John David McQueen.........................................................        20,741  (6)         5.4%
Vernon E. Peeples..........................................................         2,666  (7)           *
Richard R. Rebol...........................................................         4,900  (8)         1.3%
Charles E. Taylor, Jr......................................................        11,445  (9)         3.0%
Leo Wotitzky...............................................................        16,941 (10)         4.4%
Herbert L. Zimmerman.......................................................        19,341 (11)         5.0%
H. Martin Light, Jr........................................................           225 (12)           *
Dale E. Bowe...............................................................           750                *
Deborah Fitzgerald.........................................................            --                *

All Directors and Executive Officers as a group (12 persons)...............       130,047 (13)        32.6%

OTHER BENEFICIAL HOLDERS

Richard J. Enders (14).....................................................        19,466              5.1%

-----------------
*     Less than 1%
(1) In accordance with Rule 13d-3 promulgated under the Exchange Act, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has sole or shared voting power or dispositive power with respect to such security or has the right to acquire such ownership within 60 days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "dispositive power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.
(2) In calculating the percentage ownership for a given individual or group, the number of shares of Murdock Common Stock outstanding includes shares subject to options, warrants, rights, or conversion privileges exercisable within 60 days held by such individual or group, but are not deemed outstanding by any other person or group.
(3)   Includes 13,941 shares held jointly, with his spouse.

(4) Includes currently exercisable stock options to purchase 14,000 shares of Murdock Common Stock, and 24,497 shares held as trustee under a revocable trust established by Mr. Andreasen.
(5)   Includes 500 shares held jointly with his spouse.
(6) Includes 9,000 shares held as custodian for two minor children. Mr. McQueen disclaims any beneficial interest in such shares.
(7) Includes 2,000 shares held in an IRA trust in which Mr. Peeples has a beneficial interest.
(8)   Includes 4,500 shares held jointly with his spouse.
(9)   Includes 3,200 shares held jointly with his spouse.
(10) Includes 16,941 shares held as co-trustee with spouse as the other trustee under a revocable trust established by Mr. Wotitzky.
(11)  Includes 11,100 shares held jointly with his spouse.
(12)  Includes 225 shares held jointly with his spouse.
(13) Includes 14,000 shares of Murdock Common Stock which may be acquired by such directors and officers within 60 days upon exercise of options held by them and shares held as custodian for minor children.
(14)  Mr. Enders' address is 5501 W. Veenstra Road, Prentice, WI  54556-9201.

                  SELECTED FINANCIAL AND OTHER DATA OF MURDOCK


                                                     AT SEPTEMBER 30,                     AT DECEMBER 31,
                                                     ----------------   -------------------------------------------------
                                                          1997           1996       1995       1994        1993      1992
                                                          ----           ----       ----       ----        ----      ----
                                                                                   (IN THOUSANDS)
FINANCIAL CONDITION DATA:
Cash and due from banks...........................     $  1,147      $  1,185     $  3,240    $  1,261   $  1,306   $  1,429
Interest-bearing deposits with banks..............        1,378           746          633         539        724      1,436
Securities........................................       17,573        16,822       15,774      15,737     13,498     11,866
Loans, receivable net.............................       39,765        40,156       40,606      34,139     39,219     43,881
All other assets..................................        3,011         2,756        3,792       4,263      3,525      3,734
                                                       --------      --------     --------    --------   --------   --------
 Total assets.....................................     $ 62,874      $ 61,665     $ 64,045    $ 55,939   $ 58,272   $ 62,346
                                                       ========      ========     ========    ========   ========   ========

Deposits..........................................     $ 56,976      $ 55,230     $ 56,866    $ 50,266   $ 53,644   $ 57,616
Other borrowings..................................           -          1,300        1,500         600         -          -
All other liabilities.............................          714           445          745         396        574        891
Stockholders' equity..............................        5,184         4,690        4,934       4,677      4,054      3,839
                                                       --------      --------     --------    --------   --------   --------
 Total liabilities and
   stockholders' equity...........................     $ 62,874      $ 61,665     $ 64,045    $ 55,939   $ 58,272   $ 62,346
                                                       ========      ========     ========    ========   ========   ========

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                            ------------------       ------------------------------------------------------
                                             1997       1996          1996         1995       1994         1993        1992
                                            ------     ------        ------       ------     ------       ------      -----
                                                                               (IN THOUSANDS)
OPERATING DATA:
Total interest income...................    $ 3,676   $ 3,653       $ 4,883     $ 4,417      $ 3,913    $ 4,389      $  5,278
Total interest expense..................      1,860     1,922         2,554       2,441        1,931      2,227         3,037
                                            -------   -------       -------     -------      -------    -------      --------
Net interest income.....................      1,816     1,731         2,329       1,976        1,982      2,162         2,241
Provision for loan losses...............         71       148           228         219           70        414           307
                                            -------   -------       -------     -------      -------    -------      --------
Net interest income after
 provision for loan losses..............      1,745     1,583         2,101       1,757        1,912      1,748         1,934

Noninterest income......................        376       482           314         613          493        569           393
Noninterest expense.....................      1,483     2,111         2,577       2,640        2,078      2,069         1,927
                                            -------   -------       -------     -------      -------    -------      --------
Earnings (loss) before
 income taxes (benefit).................        638       (46)         (162)       (270)         327        248           400
Income taxes (benefit)..................        243       (17)          (61)       (102)         117         93           124
                                            -------   -------       -------     -------      -------    -------      --------
Net earnings (loss).....................    $   395   $   (29)      $  (101)    $  (168)     $   210    $   155      $    276
                                            =======   =======       =======     =======      =======    =======      ========
Earnings (loss) per share...............    $  1.03   $ (0.08)      $ (0.26)    $ (0.44)     $  0.59    $  0.52      $   0.92
                                           ========   ========      ========    ========     =======    =======      ========
Weighted-average number of
 shares outstanding.....................    385,015    385,015       385,015     385,015     358,754    300,000       300,000

                                               AT OR FOR THE
                                             NINE MONTHS ENDED                            AT OR FOR THE
                                               SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                            ------------------     -------------------------------------------------------
                                             1997      1996         1996        1995         1994         1993        1992
                                            ------    -------      ------      ------       ------       ------      ------
                                                                               (IN THOUSANDS)
FOR THE PERIOD:
Return on average assets................       .84%     (.06)%        (.16)%      (.28)%       .36%         .25%       .43%
Return on average equity................     10.64      (.83)%       (2.16)      (3.49)       4.58         4.04       7.45
Average equity to average assets........      7.93      7.43          7.46        8.02        7.94         6.27       5.83
Interest-rate spread during the period..      3.42      3.37          3.40        3.10        3.29         3.56       3.54
Net yield on average
 interest-earning assets................      4.01      3.85          3.89        3.49        3.59         3.74       3.72
Other expense to average assets.........      3.17      4.49          4.12        4.40        3.60         3.38       3.03
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities............................      1.14      1.11          1.11        1.09        1.09         1.05       1.04
AT THE END OF THE PERIOD:
Nonperforming loans, and foreclosed
 real estate as a percentage
 of total assets........................       .52%     1.49%          .52%       3.88%       4.93%        2.49%      2.25%
Allowance for loan losses as a
 percentage of total loans..............      1.94      1.71          1.84        1.61        2.21         1.72       1.65
Allowance for loan losses as a
 percentage of nonperforming loans......       299       255           332          54          68           46         83
Total number of offices.................         1         1             1           1           1            1          1
Total shares outstanding at end of period  385,015   385,015       385,015     385,015      385,015     300,000    300,000
Book value per share....................    $13.46    $11.97        $12.18      $12.82       $12.15      $13.51     $12.80

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                          PLAN OF OPERATIONS OF MURDOCK

GENERAL

         Murdock is a Florida state-chartered bank which conducts a general commercial banking business which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, commercial, and consumer purposes. Murdock's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances.

         Net interest income is dependent upon Murdock's interest-rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest. Accordingly, net interest income also is strongly impacted by levels of deposits which do not bear interest costs. During 1996, Murdock maintained a net yield on average earning assets of 3.89%. The interest rate spread is impacted by interest rates, deposit flows, and loan demands.

         Additionally, and to a lesser extent, Murdock's profitability is affected by such factors as the level of noninterest income and expenses, the provision for loan losses, and the effective tax rate. Noninterest income consists primarily of fees on deposit accounts and other fees, as well as and income from the sale of loans and investment securities. Noninterest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, and other operating expenses.

         At September 30, 1997, Murdock had total assets of $62.9 million, an increase of 1.9% over total assets of $61.7 million at December 31, 1996. During the nine months ended September 30, 1997, loans receivable decreased slightly from $40.2 million to $39.8 million. Murdock's portfolio of securities available for sale increased to $17.6 million at September 30, 1997 from $16.8 million at December 31, 1996. Murdock's deposits increased to $57.0 million at September 30, 1997 from $55.2 million at December 31, 1996, a 3.2% increase. The Bank had net earnings of $395,000 or $1.03 per share for the nine months ended September 30, 1997 compared to a net loss of $(29,000) or $(0.08) per share for the same 1996 period. The net loss for the nine months ended September 30, 1997 included the effect of the SAIF special assessment of $348,000 (before taxes).

         At December 31, 1996, Murdock had total assets of $61.7 million, a decrease of 3.6% over total assets of $64.0 million at December 31, 1995. During the year ended December 31, 1996, loans receivable decreased $0.4 million to $40.2 million. Murdock's portfolio of securities available for sale increased to $16.8 million as of December 31, 1996 from $15.8 million at December 31, 1995. Murdock's deposits decreased to $55.2 million as of December 31, 1996 from $56.9 million at December 31, 1995. Murdock had a net loss of $(101,000) or $(0.26) per share for the year ended December 31, 1996 compared to a net loss of $(168,000) or $(0.44) per share for 1995. The net loss for the year ended December 31, 1996 included the effect of the SAIF special assessment of $348,000 (before taxes).

LIQUIDITY AND CAPITAL RESOURCES

         The liquidity of a financial institution measures the availability of funds to meet its deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain its operations. A Florida chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts less deposits of certain public funds. The liquidity reserve may consist of cash on hand, cash on demand with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Department, such as federal funds sold and United States securities or securities guaranteed by the United States or agencies thereof. As of September 30, 1997 and December 31, 1996, Murdock has liquidity of approximately $20.4 million and $19.6 million, respectively, or approximately 36.01% and 35.80% of total deposits combined with borrowings, respectively. These percentages are substantially higher than the regulatory minimum amounts.

         During the nine months ended September 30, 1997, Murdock's primary sources of funds consisted of principal payments on loans, sales, principal payments, and maturities of securities available for sale and net increases in deposits. Murdock used its capital resources principally to purchase investment securities, fund existing and continuing loan commitments and to repay Federal Home Loan Bank advances. At September 30, 1997, Murdock had commitments to originate loans totaling $2.3 million. Scheduled maturities of certificates of deposit during the 12 months following September 30, 1997 totaled $7.2 million. Management believes that Murdock has adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded within the next 12 months and, if so desired, that it can adjust the rates on certificates of deposit to retain deposits in a changing interest-rate environment.

         During the year ended December 31, 1996, Murdock's primary sources of funds consisted of principal and interest payments on loans and investment securities and proceeds from sales and maturities of securities available for sale. Murdock used its capital resources principally to purchase investment securities and fund existing and continuing loan commitments. At December 31, 1996, Murdock had commitments to originate loans totaling $1.8 million. Scheduled maturities of certificates of deposit during the 12 months following December 31, 1996 totaled $21.6 million.

REGULATORY CAPITAL REQUIREMENTS

         Under FDIC regulations, Murdock is required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. These requirements represent a restriction on stockholders' equity.

         Quantitative measures established by regulation to ensure capital adequacy require Murdock to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997, that Murdock meets all capital adequacy requirements to which it is subject.

         As of September 30, 1997, the most recent notification from the state and federal regulators categorized Murdock as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Murdock must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Murdock's category.

The following table summarizes the capital requirements for Murdock at the dates indicated:

                                                                                                    TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                              FOR CAPITAL       PROMPT CORRECTIVE
                                                            ACTUAL        ADEQUACY PURPOSES:   ACTION PROVISIONS:
                                                       ----------------   ------------------   ------------------
                                                       AMOUNT     RATIO     AMOUNT    RATIO      AMOUNT     RATIO
                                                       ------     -----     ------    -----      ------     -----
                                                                       (DOLLARS IN THOUSANDS)
AT SEPTEMBER 30, 1997:
 Total Capital (to risk-weighted assets).............. $ 5,505   17.04%     $ 2,583    8.0%      $ 3,229    10.0%
 Tier I Capital (to risk-weighted assets).............   5,096   15.78        1,292    4.0         1,937     6.0
 Tier I Capital (to average assets)...................   5,096    8.16        2,497    4.0         3,121     5.0

AT DECEMBER 31, 1996:
 Total Capital (to risk-weighted assets).............. $ 5,104   16.02%     $ 2,549    8.0%      $ 3,186    10.0%
 Tier I Capital (to risk-weighted assets).............   4,701   14.76        1,274    4.0         1,911     6.0
 Tier I Capital (to average assets)...................   4,701    7.63        2,463    4.0         3,080     5.0


RESULTS OF OPERATIONS

         The operating results of Murdock depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Murdock's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, Murdock's net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and provisions for losses on foreclosed real estate and income taxes.

         The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of Murdock from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; (v) interest margin; and (vi) ratio of average interest-earning assets to average interest-bearing liabilities.

         The following table shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996 and 1995. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, and the net yield on average interest-earning assets for the same periods.

           COMPARATIVE AVERAGE BALANCES, INTEREST, AND AVERAGE YIELDS


                                                    NINE MONTHS ENDED
                                                       SEPTEMBER 30,                            YEARS ENDED DECEMBER 31,
                                  -----------------------------------------------  -------------------------------------------------
                                           1997                     1996                    1996                        1995
                                  ------------------------ ----------------------  -----------------------   -----------------------
                                         INTEREST                 INTEREST                INTEREST                    INTEREST
                                  AVERAGE  INCOME/  YIELD/ AVERAGE INCOME/ YIELD/  AVERAGE INCOME/  YIELD/   AVERAGE  INCOME/ YIELD/
                                  BALANCE  EXPENSE RATE(1) BALANCE EXPENSE RATE(1) BALANCE EXPENSE   RATE    BALANCE  EXPENSE  RATE
                                  -------  ------- ------- ------- ------- ------- ------- -------   ----    -------  -------  ----
                                                                         (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans receivable (2)..........  $40,823  $2,607  8.51%   $41,416  $2,675  8.61%  $41,175  $3,559   8.64%   $37,814  $3,177   8.40%
  Investment securities.........   17,905     982  7.31     16,388     868  7.06    16,633   1,184   7.12     16,323   1,109   6.79
  Other interest-earning
    assets (3)..................    1,681      87  6.90      2,139     110  6.86     2,036     140   6.88      2,453     131   5.34
                                  -------  ------          -------  ------         -------  ------           -------  ------
   Total interest-earning assets   60,409  $3,676  8.11%    59,943  $3,653  8.13%   59,844  $4,883   8.16%    56,590  $4,417   7.81%
                                           ------                   ------                  ------                    ------
  Non-interest earning assets...    2,008                    2,766                   2,702                     3,422
                                   ------                  -------                 -------                    ------
   Total assets.................  $62,417                  $62,709                 $62,546                   $60,012
                                  =======                  =======                 =======                   =======

INTEREST-BEARING LIABILITIES:
  Savings deposits..............  $ 5,122     105  2.73%     5,790     120  2.76%  $ 5,719  $  158   2.76%   $ 6,941  $  192   2.76%
  Money market and NOW deposits.   11,629     271  3.11     10,604     261  3.28    10,826     353   3.26      8,785     266   3.03
  Time deposits.................   35,934   1,475  5.47     37,299   1,536  5.49    37,063   2,037   5.50     36,019   1,974   5.48
  Other borrowings..............      241       9  4.97        109       5  6.13       103       6   5.81        129       9   6.98
                                  -------  ------          -------  ------         -------  ------           -------  ------
   Total interest-bearing
     liabilities...............    52,926 $ 1,860  4.69%    53,802  $1,922  4.76%   53,711  $2,554   4.76%    51,874  $2,441   4.71%
                                          -------                   ------                  ------                    -------
  Non-interest bearing
    liabilities.................    4,540                    4,247                   4,168                     3,328
  Stockholders' equity..........    4,951                    4,660                   4,667                     4,810
                                  -------                  -------                 -------                   -------
   Total liabilities and

       stockholders' equity.....  $62,417                  $62,709                 $62,546                   $60,012
                                  =======                  =======                 =======                   =======

Net interest income.............          $ 1,816                   $1,731                  $2,329                    $1,976
                                          =======                   ======                  ======                    ======
Interest rate spread (4)........                   3.42%                    3.37%                     3.40%                    3.10%
Net interest margin (5).........                   4.01%                    3.85%                     3.89%                    3.49%
Rate of average
 interest-earning assets
 to interest-bearing
 liabilities....................     1.14                     1.11                    1.11                      1.09



------------------------------
(1) Annualized for comparability with full year data.
(2) Non-accrual loans included in comparative of average balances.
(3) Includes interest-bearing deposits and Federal Home Loan Bank Board of Atlanta stock.
(4) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average costs of interest-bearing liabilities.
(5) Net interest margin is net interest income divided by average interest-earning assets.

         The following table sets forth certain information regarding changes in interest income and interest expense of Murdock for the periods indicated. For each category of interest-bearing assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in rate (change in rate multiplied by prior volume), (ii) changes in volume (change in volume multiplied by prior rate) and (iii) changes in rate-volume (change in rate multiplied by change in volume).

                   RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

                                             YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                              1996 COMPARED TO 1995                     1995 COMPARED TO 1994
                                       -------------------------------------     -----------------------------------
                                           INCREASE (DECREASE) DUE TO                INCREASE (DECREASE) DUE TO
                                       -------------------------------------     -----------------------------------
                                       AVERAGE   AVERAGE    RATE/     TOTAL      AVERAGE  AVERAGE     RATE/    TOTAL
                                         RATE     VOLUME   VOLUME     CHANGE       RATE    VOLUME     VOLUME  CHANGE
                                       -------   -------   ------     ------     -------  -------     ------  ------
                                                                  (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Loans (1)...........................  $ 91   $ 283        $ 8     $ 382        $ 236      $ 26       $ 4   $ 266
   Investment securities...............    53      21          1        75          112        81        10     203
   Other interest-earning assets.......    38     (23)        (6)        9           47        (8)       (4)     35
                                        -----   -----       ----     -----        -----      ----      ----   -----
     Total interest income............. $ 182   $ 281        $ 3     $ 466        $ 395      $ 99      $ 10   $ 504
                                        -----   -----       ----     -----        -----      ----      ----   -----

INTEREST-BEARING LIABILITIES:
   Savings deposits....................  $  -   $ (34)       $ -     $ (34)        $ 18       (69)       (5)    (56)
   Money market and NOW deposits.......    20      62          5        87           65        31        12     108
   Time deposits.......................     7      56          -        63          310       122        27     459
   Other borrowings....................    (1)     (2)         -        (3)           -         -        (1)     (1)
                                        -----   -----       ----     -----        -----      ----      ----   -----
     Total interest expense............ $  26    $ 82        $ 5     $ 113        $ 393      $ 84      $ 33   $ 510
                                        -----   -----       ----     -----        -----      ----      ----   -----

Net change in net interest income...... $ 156   $ 199       $ (2)    $ 353          $ 2      $ 15     $ (23)   $ (6)
                                        =====   =====       ====     =====        =====      ====     =====    ====

-----------

(1)  Does not include loan fees.

ASSET AND LIABILITY MANAGEMENT

         The asset and liability management process at Murdock is designed to provide a framework for planning and controlling Murdock's financial resources as well as establishing internal asset-liability procedures and guideline targets to aid in managing Murdock's earnings. Management believes that this formal process provides boundaries for decision making, describes various balance sheet components, establishes means of achieving Murdock's financial goals, and ensures compliance with the guidelines and rules of various regulatory agencies while minimizing Murdock's exposure to interest-rate risk.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring Murdock's interest-rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed by dividing rate-sensitive assets by rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

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



         Since gap analysis does not take into account the probability that potential maturities or repricings of interest rate sensitive assets and liabilities will occur, or the relative magnitude of the repricings, Murdock also uses an industry standard asset-liability simulation model to reflect the repricing potential, calculate the net effect of such repricings or maturities, and permit management to assess the probable effect on Murdock's financial condition.

         On a quarterly basis, the simulation model measures the effect on Murdock's net interest income and market value of portfolio equity (MVPE) of immediate interest rate changes, either up or down, of 100, 200, 300 and 400 basis points, measured against a flat base rate scenario. Murdock has adopted guidelines for maximum acceptable volatility in each rate scenario and management will institute appropriate strategies, when necessary, to keep the volatility levels within those guidelines.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, Murdock's management continues to utilize asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination and/or purchase of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining an adequate portfolio of liquid assets (cash and short-term investments).

         Murdock maintains a portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 1996, 4.73% of Murdock's total assets consisted of cash and short-term U.S. Government securities maturing in one year or less. Furthermore, as of such date, Murdock's entire investment portfolio was classified Available For Sale and its liquidity ratio was 35.8%.

         Murdock also seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of Murdock's core deposit strategy is demonstrated by the stability and growth of its demand accounts, money-market deposit accounts, savings accounts and NOW accounts, which totaled $19.6 million, representing 35.4% of total deposits at December 31, 1996. Management anticipates that these accounts will increase and in the future comprise an even more significant portion of Murdock's deposit base.

         As of December 31, 1996, Murdock's one-year negative interest-rate sensitivity gap in dollars was $9.5 million. Although management believes that the implementation of the foregoing strategies has reduced the potential adverse effects of changes in interest rates on Murdock's results of operations, any substantial and prolonged increase in market rates of interest could have an adverse impact on Murdock's results of operations. As discussed above, on a quarterly basis an asset/liability simulation analysis is performed to measure the volatility of Murdock's projected net interest income when subjected to interest rate shocks of 100, 200, 300 and 400 basis points. As a result of this simulation analysis, management believes that the present gap position is appropriate for the current interest rate environment and that a negative gap will continue in the one year time period.

         The following tables set forth the interest rate-sensitive assets and liabilities of Murdock at December 31, 1996, which are expected to mature or are subject to repricing in each of the time periods indicated. The tables may not be indicative of Murdock 's rate sensitive position at other points in time. The balances have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed-rate loans are shown in the periods in which they are

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



scheduled to be repaid. Repricing of time deposits is based on their scheduled maturities. Deposits without a stated maturity are repriced based on known characteristics of the deposit product.

           INTEREST RATE SENSITIVITY ANALYSIS AS OF DECEMBER 31, 1996

                                                                               TERM TO REPRICING
                                                            ------------------------------------------------------
                                                                              MORE THAN     MORE THAN
                                                               1 YEAR     1 YEAR TO 5 YEARS   5 YEARS    TOTAL
                                                               ------     ----------------- ----------  -----
                                                                           (DOLLARS IN THOUSANDS)
LOANS (1)(2):
   Adjustable rate......................................... $ 14,739       $  5,154         $   268    $ 20,161
   Fixed rate..............................................    1,358          1,184          15,525      18,067
   Consumer and other loans................................      576          1,535           1,040       3,151
                                                            --------       --------         -------    --------
      Total loans..........................................   16,673          7,873          16,833      41,379
   Investments (3)(4)......................................    2,931         10,014           5,786      18,731
                                                            --------       --------         -------    --------
      Total rate-sensitive assets..........................   19,604         17,887          22,619      60,110
                                                            --------       --------         -------    --------

DEPOSIT ACCOUNTS (5):
   Savings................................................. $    870       $  2,200         $ 2,046    $  5,116
   Money market, NOW, and other transactional accounts.....    5,341          6,207           2,891      14,439
   Time deposits...........................................   21,578         14,097              --      35,675
                                                            --------       --------         -------    --------
   Total deposit accounts..................................   27,789         22,504           4,937      55,230
   Other borrowings........................................    1,300             --              --       1,300
                                                            --------       --------         -------    --------
      Total rate-sensitive liabilities..................... $ 29,089       $ 22,504         $ 4.937    $ 56,530
                                                            --------       --------         -------    --------

Interest sensitivity gap per period........................ $ (9,485)      $ (4,617)        $17,682    $  3,580
                                                            ========       ========         =======    ========

Cumulative gap............................................. $ (9,485)      $(14,102)        $ 3,580
                                                            ========       ========         =======

Cumulative gap to assets...................................  (15.38%)       (22.87%)         (5.81%)
                                                            ========       ========         =======

-----------------------------
(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their contractual maturities.
(2) Include nonaccrual loans.
(3) Investments are scheduled according to their respective repricing and maturity dates.
(4) Includes Federal Home Loan Bank stock, interest-bearing deposits with banks, mortgage-backed securities, and interest-bearing time deposits.
(5) Demand deposits, NOW accounts, and savings accounts are regarded as readily accessible withdrawal accounts. However management has estimated the periods in which these deposits will reprice or withdraw.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

         GENERAL. Net earnings for the nine months ended September 30, 1997 were $395,000 or $1.03 per share compared to a net loss of $29,000 or $0.08 per share for the nine months ended September 30, 1996. This increase in Murdock's net earnings was primarily due to an increase in net interest income after provision for loan losses and a significant decrease in noninterest expenses (particularly the SAIF assessment and foreclosed real estate expenses), partially offset by a decrease in noninterest income and an increase in income taxes.

         INTEREST INCOME AND EXPENSE. Interest income increased from $3.65 million for the nine months ended September 30, 1996 to $3.68 million for the nine months ended September 30, 1997. Interest income on loans decreased $68,000 due to a decrease in the average loan portfolio balance from $41.4 million for the nine month period ended September 30, 1996 to $40.8 million for the nine month period ended September 30, 1997. Interest on investment securities increased $114,000 due to an increase in the average investment

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



securities portfolio from $16.4 million in 1996 to $17.9 million in 1997, as well as, an increase in the average yield earned from 7.06% in 1996 to 7.31% in 1997. Interest on other interest-earning assets decreased $23,000 primarily due to a decrease in average other interest-earning assets from $2.1 million in 1996 to $1.7 million in 1997.

         Interest expense decreased to $1.86 million for the nine months ended September 30, 1997 from $1.92 million for the nine months ended September 30, 1996. Interest expense on deposit accounts decreased primarily due to a decrease in average interest-bearing deposit balances from $53.7 million during the nine months ended September 30, 1996 to $52.7 million for the comparable period in 1997. Also, the average cost of all interest-bearing liabilities decreased from 4.76% for the nine months ended September 30, 1996 to 4.69% for the nine months ended September 30, 1997.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Murdock, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Murdock's market areas, and other factors related to the collectability of Murdock's loan portfolio. The provision decreased from $148,000 for the nine months ended September 30, 1996 to $71,000 for the nine months ended September 30, 1997. This provision decreased because of the improved asset quality. Management believes that the allowance for loan losses of $815,000 is adequate at September 30, 1997.

         NONINTEREST INCOME. Total noninterest income decreased $106,000 for the nine months ended September 30, 1997 compared to the 1996 period, principally due to a decrease in other noninterest income partially offset by a decrease in loss on sale of foreclosed real estate and an increase in other fees and service charges.

         NONINTEREST EXPENSE. Total noninterest expense decreased to $1.5 million for the nine months ended September 30, 1997 from $2.1 million for the nine months ended September 30, 1996, primarily due to Murdock's payment of the SAIF assessment in 1996 with no corresponding amount in 1997, a decrease in foreclosed real estate expenses, and a decrease in the Federal Insurance premiums.

         INCOME TAXES. Income taxes were $243,000 or 36.6% of earnings before income taxes for the nine months ended September 30, 1997 compared to an income tax benefit of $17,000 or 37.0% of losses before tax benefit for the nine months ended September 30, 1996.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

         GENERAL. The net loss for the year ended December 31, 1996 was $101,000 or $(0.26) per share compared to a net loss of $168,000 or $(0.44) per share for the year ended December 31, 1995. This decrease in Murdock's net loss was primarily due to an increase in net interest income, as well as, a decrease in foreclosed real estate expenses, partially offset by an increase in losses on sales of foreclosed real estate and the 1996 SAIF assessment.

         INTEREST INCOME AND EXPENSE. Interest income increased from $4.4 million for the year ended December 31, 1995 to $4.9 million for the year ended December 31, 1996. Interest income on loans increased $382,000 due to an increase in the average loan portfolio balance from $37.8 million for the year ended December 31, 1995 to $41.2 million for 1996, as well as, an increase in the average yield from 8.40% in 1995 to 8.64% in 1996. Interest on securities increased $75,000 due to an increase in the average securities balance from $16.3 million in 1995 to $16.6 million in 1996, as well as an increase in average yield from

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



6.79% in 1995 to 7.12% in 1996. Interest on other interest earning assets increased $9,000 due to an increase in the average yield from 5.34% in 1995 to 6.88% in 1996, partially offset by a decrease in the average other interest earning assets balance.

         Interest expense increased to $2.6 million for the year ended December 31, 1996 from $2.4 million for the year ended December 31, 1995. Interest expense on deposit accounts increased primarily due to an increase in average interest-bearing deposit balances from $51.7 million for the year ended December 31, 1995, to $53.6 million in 1996 as well as a slight increase in the average rate paid on deposits.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Murdock, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Murdock's market areas, and other factors related to the collectability of Murdock's loan portfolio. The provision increased from $219,000 for the year ended December 31, 1995 to $228,000 for the year ended December 31, 1996. Management believes that the allowance for loan loss of $761,000 was adequate at December 31, 1996.

         NONINTEREST INCOME. Total noninterest income decreased $299,000 for the year ended December 31, 1996 compared to 1995 primarily due to a loss on the sale of other foreclosed real estate of $336,000 in 1996 compared to a gain of $64,000 in 1995, partially offset by an increase in deferred profit on the sale of foreclosed real estate assets.

         NONINTEREST EXPENSE. Total noninterest expense decreased $63,000 for the year ended December 31, 1996 compared to 1995, primarily due to a decrease in foreclosed real estate expenses offset by the SAIF assessment in 1996.

         INCOME TAXES. The income tax benefit was $61,000, or 37.6% of the loss before income tax benefit in 1996 compared to $102,000, or 37.8%, of the tax loss before income tax benefit in 1996.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related financial data presented herein concerning Murdock have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of Murdock is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of Murdock than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

                        DESCRIPTION OF ABI CAPITAL STOCK

GENERAL

         The ABI Articles currently provide for one class of capital stock consisting of 10,000,000 ABI Common Shares. As of the ABI Record Date, there were issued and outstanding 4,070,458 ABI Common Shares.

Assuming the Amendments are approved by ABI Shareholders, the revised ABI Articles will provide for authorized capital stock consisting of 20,000,000 ABI Common Shares and 5,000,000 Preferred Shares. No series of Preferred Shares will be issued in connection with the Merger. Following the consummation of the proposed Merger, at an Exchange Ratio of 2.4 ABI Common Shares for each issued and outstanding share of Murdock Common Stock, there will be approximately 4,994,494 ABI Common Shares issued and outstanding (based on 4,070,458 ABI Common Shares outstanding immediately prior to the Effective Time), assuming no Murdock Stockholders elects to exercise their dissenters' rights. ABI's revised Articles will authorize the ABI Board, without shareholder approval, to fix the preferences, limitations, and relative rights of the Preferred Shares, to establish one or more series or classes of Preferred Shares, and to determine the variations between each such series or class. To the extent that Preferred Shares are issued, the rights of the holders of ABI Common Shares will be subject to the rights and preferences conferred to holders of Preferred Shares.

ABI COMMON SHARES

         Holders of ABI Common Shares are entitled to receive dividends and other distributions when, as, and if declared by the ABI Board out of funds legally available therefor. The payment of distributions by ABI is subject to restrictions of Florida law applicable to the declaration of, and distributions by, a business corporation. Generally, a corporation may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common shares. In addition, to the extent that the Amendments are adopted authorizing Preferred Shares, the payment of distributions to shareholders will be subject to any prior rights of outstanding ABI Preferred Shares. The principal source of funds for payment for cash dividends by ABI is dividends paid by the Bank. Both Florida law and federal law place certain restrictions on the declaration and payment of cash dividends by banking institutions. See "Regulation - Dividend Restrictions and Transfers of Funds". Share dividends, if any are declared, may be paid from authorized but unissued shares.

         The holders of ABI Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. In the case of elections for directors, shareholders do not have the right to cumulate their votes. In the event of a dissolution, liquidation, or winding up of ABI, whether voluntary or involuntary, holders of ABI Common Shares will be entitled to share ratably in all net assets or funds that are available for distribution to shareholders after satisfaction of its liabilities or after adequate provision has been made therefor, subject to the rights of any holders of the Preferred Shares, if any, outstanding at that time. The holders of ABI Common Shares do not have any preferential, subscriptive, or preemptive rights with respect to any securities of ABI, or any conversion rights. The ABI Common Shares are not subject to redemption. The outstanding ABI Common Shares, are and those shares issuable by ABI upon consummation of the Merger will be, when issued in accordance with the terms of the Merger Agreement, fully paid and nonassessable.

         Sun Trust Bank-Atlanta is the Transfer Agent and Registrar for the ABI Common Shares.

ABI PREFERRED SHARES

         The ABI Articles do not presently authorize or provide for the issuance of any class or series of Preferred Shares. If, however, the proposed Amendments are approved by ABI Shareholders, the ABI Articles will be amended to authorize the ABI Board, without further shareholder approval, to issue Preferred

Shares in one or more series with powers, preferences, rights, restrictions, limitations, and other qualifications that could adversely affect the voting and other rights of the holders of ABI Common Shares. Among such powers preferences, rights, restrictions, limitations, and qualifications are voting rights, dividend rates, redemption provisions, rights upon liquidation, and conversion privileges. See "The ABI Proposed Amendments - Authorization of a Class of Preferred Shares (Proposal 3)".

                         COMPARISON OF RIGHTS OF HOLDERS
                  OF ABI COMMON SHARES AND MURDOCK COMMON STOCK

         At the Effective Time, Murdock Stockholders will become the shareholders of ABI, a Florida corporation, and the FBCA will govern shareholders rights after the Merger. Florida state banking institutions are primarily governed by the Florida Banking Code which, in turn, provides that the FBCA shall govern except to the extent that the provisions of the Florida Banking Code is in direct conflict with the FBCA. In such instances, the Florida Banking Code supersedes the FBCA with respect to Florida state chartered banks. Accordingly, even though Murdock is subject to similar Florida laws as is ABI, differences between the Florida Banking Code and the FBCA, and between the Murdock Articles and Murdock Bylaws and the ABI Articles and ABI Bylaws will result in various changes in the rights of Murdock Stockholders.

         The following is a summary of the material differences between the rights of ABI Shareholders under the FBCA, the ABI Articles, and the ABI Bylaws, as compared with those of Murdock Stockholders under the Florida Banking Code, the Murdock Articles and the Murdock Bylaws. This summary does not purport to be a complete description of the provisions discussed and is qualified in its entirety by the FBCA, the Florida Banking Code, the ABI Articles, the ABI Bylaws, the Murdock Articles, and the Murdock Bylaws, to which Murdock Stockholders are referred.

DIRECTORS QUALIFICATIONS AND NUMBER

         Under the FBCA, the number of directors may be specified in or fixed in accordance with the articles of incorporation or bylaws of a corporation, provided that the board must be comprised of at least one individual. The ABI Articles, however, require that the ABI Board consist of no less than five directors. The Proposal 5, if approved and adopted, would eliminate this requirement and provide for the size of the ABI Board to be determined in accordance with the ABI Bylaws. Neither the FBCA nor the ABI Bylaws require that the directors be state residents or shareholders of the corporation in order to qualify to serve as a director.

         The ABI Bylaws provide that the ABI Board shall consist of such number of directors as may be determined by the ABI Board, which number shall not be less than 5 nor more than 25. By resolution, the ABI Board has set the present size of the ABI Board at 12 directors.

         The Florida Banking Code requires that a bank's board must consist of at least 5 elected directors. The Florida Banking Code further requires that at all times not less than a majority of directors must be citizens of the United States and at least three-fifths of the directors must have resided in Florida for at least one year preceding their election and must be residents of Florida during their term in office. In addition, the Florida Banking Code requires that at least one outside director of Murdock must have at least one year's experience as an executive officer, regulator, or director of a financial institution within the last 3 years. Under the FBCA, directors must be at least 18 years of age but need not be shareholders of the corporation. The Murdock Bylaws provide that the Murdock Board shall consist of not less than 5 or more than 25 persons. By resolution, the Murdock Board has set the present size at 9 directors. The Murdock Stockholders are

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



entitled to elect all of the members of the Murdock Board. The Murdock Bylaws further provide that the directors of the Murdock Board must be the beneficial holders of at least 100 shares of Murdock Common Stock.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

         Under the FBCA a director may be removed by a corporation's shareholders with or without cause, unless the articles provide that a director can be removed only for cause, at a duly convened special meeting of shareholders called for that purpose when a quorum is present if the votes cast in favor of removal exceed the vote cast opposing removal; PROVIDED that, if a director is elected by a voting group, only the shareholders of that voting group may participate in the vote to remove him or her. Such action also may be taken in action by written consent where a majority of the outstanding shares consent to the removal of the director. Both ABI and Murdock are governed by this FBCA provision and neither the ABI Articles nor the Murdock Articles currently contain a provision which requires removal only for cause. If, however, Proposal 5 is approved by ABI Shareholders, the ABI Articles will be amended to provide that ABI directors may be removed by shareholders only for cause.

         The FBCA provides that vacancies on the Board of Directors of a Florida corporation, including vacancies resulting from an increase in the number of directors or resulting from the removal of a director from office, may be filled by a majority vote of the remaining directors, though less than a quorum (or by a sole remaining director), or by the shareholders at any meeting held during the existence of such vacancy, and each person so selected shall serve until the next election of directors, and until a successor has been selected and qualified. The ABI Articles, however, limits the numbers of vacancies that can be filled by the ABI Board to two directors per year for vacancies due to an increase in the size of the ABI Board. The proposed Amendments, if adopted, would remove this limitation.

         The Murdock Bylaws provide that upon occurrence of any vacancy on the Murdock Board, the Murdock Board may fill such vacant position for the remainder of the relevant term. Although the provisions of the FBCA generally control, if vacancies are due to an increase in the size of the Board of Directors, the Florida Banking Code limits the number of vacancies that can be filled by the Board of Directors to two per year. A director elected to fill a vacancy shall have the same remaining term as that of his or her predecessor in office. If the number of directors is increased, the additional director(s) will hold office until the next succeeding annual meeting of shareholders.

MEETINGS OF SHAREHOLDERS

         ANNUAL MEETINGS.

         Under the FBCA, corporations are required to hold an annual meeting for the election of directors and for the transaction of any other proper business. No specific time frame is established under the FBCA for when the annual meeting must be held. Rather, the annual meeting is to take place at a time stated in or fixed in accordance with the corporation's bylaws. ABI Articles, however, currently require the annual meeting to be held within the first four months of each year. Proposal 5, if approved and adopted, would eliminate this requirement.

         Under the Florida Banking Code and Murdock's Bylaws, Murdock is required to hold an annual meeting of its shareholders within 120 days following the end of its fiscal year. Further, under the Murdock Bylaws, shareholders' meetings, whether annual or special, must be held within the State of Florida. The ABI

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



Bylaws specifically permit shareholders' meetings to be held within or outside the State of Florida as determined by the ABI Board.

         SPECIAL MEETINGS.

         Under the FBCA, a special meeting of shareholders of a Florida corporation may be called by the Board of Directors, persons authorized by articles of incorporation or bylaws, and the holders of shares entitled to cast not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided in the articles of incorporation. The ABI Bylaws provide that special meetings of shareholders may be called by the ABI Board, the President, Secretary, or at least 10% of the ABI Shareholders. If Proposal 7 is approved, at least 50% of the ABI Shareholders will be required to call a special meeting. The Murdock Bylaws permit the Murdock Board or at least 10% of the Murdock Stockholders to call a special meeting.

         NOTICE OF SHAREHOLDER MEETINGS.

         Under the FBCA and the ABI Bylaws, notice of shareholder meetings must be provided to each shareholder of record entitled to vote at such meeting not less than 10, nor more than 60 days prior to the meeting. The ABI Bylaws provide that before a matter can be properly brought before the annual meeting of shareholders, such business must be either (i) specified in the notice of the meeting given at the direction of the ABI Board, (ii) otherwise properly brought before the meeting by the ABI Board, or (iii) otherwise properly brought before the meeting by an ABI Shareholder. In order for a shareholder to properly bring any business before the annual meeting, such shareholder generally must provide a notice to the Secretary of ABI containing certain required information not less than 50, nor more than 78 days prior to such annual meeting. If such meeting is not properly noticed, it can not be presented at the annual meeting unless the ABI Board should decide otherwise.

         SHAREHOLDER NOMINATIONS.

         The Bylaws of both ABI and Murdock establish procedures that must be followed in order for shareholders to nominate individuals for election to their respective Board of Directors. Nominations, other than those made by or on behalf of the existing management of ABI, must be made in writing and must be delivered or mailed to and received by the Secretary of ABI not less than 30 days nor more than 75 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 58 days' notice of the meeting is given to shareholders of ABI, such nomination must be received by the Secretary of ABI not later than the close of business on the eighth day following the day on which the notice of meeting was mailed. The nomination notice must set forth certain information to the extent known to the notifying shareholder including the name and address of the proposed nominee and the notifying shareholder, the principal occupation and employment of the proposed nominee, the number of shares owned by the notifying shareholder and information typically required to be disclosed about nominees under the SEC rules and regulations. Nominations not made in accordance with the above may be disregarded by the Chairman of ABI.

         The Murdock Bylaws merely require the nomination to be delivered in writing to the Secretary of Murdock at least 20 days prior to the meeting. If, however, the nominating committee of Murdock fails to submit nominations to the Secretary of Murdock at least 20 days prior to the annual meeting, the Murdock Bylaws provide that nominations for directors may be made at the annual meeting by any stockholder entitled to vote, and such nominations will be voted upon.

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DISSENTERS' RIGHTS

         Under the FBCA a shareholder is entitled to dissent and obtain payment of the fair value of his or her shares in the event of, among other things, (a) consummation of a plan of merger to which the corporation is a party, if either
(i) shareholder approval is required and the shareholder is entitled to vote on the merger or (ii) the corporation is a subsidiary that is owned 80% by and is merged into its parent; (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (c) consummation of a sale or exchange or substantially all of the property of the corporation other than in the usual and regular course of the business if shareholder approval is required; (d) an amendment to the articles of incorporation that adversely affects the rights in respect of the dissenter's shares in specified ways; (e) in the event of a control share acquisition as discussed in Section 607.0902 of the FBCA; or (f) any corporate action pursuant to a stockholder vote to the extent that the articles of incorporation provide that dissenters' rights shall apply. Dissenters' rights are not available, however, if the class of securities entitled to vote on those matters identified above are either registered on a national securities exchange, designated for listing on Nasdaq National Market, or are held by 2,000 or more shareholders. Since the ABI Common Shares are listed on the Nasdaq National Market, dissenter's rights will not be generally available to ABI Shareholders.

         Under Florida law, in the event of a merger transaction in which the surviving entity will be a Florida state bank, shareholders of the acquired institution shall be afforded dissenters' rights under the Florida Banking Code. If the shareholders of the acquired institution properly perfect their rights of dissent, they shall have the following rights with respect to those shares. Under the Florida Banking Code, on or promptly after the effective date of the merger, the surviving state bank may fix an amount which it will pay in cash to dissenting shareholders of the acquired institution. If the surviving state bank fixes such an amount (which it is not legally required to do), it shall offer to pay such amount to the holders of all dissenting shares of the acquired institution. The owners of dissenting shares who have accepted the offer shall be entitled to receive the amount so offered upon surrender of their stock certificates at any time within 30 days after the effective date of the merger. Those owners who have not accepted such an offer for their shares shall have the value of their dissenting shares determined as of the effective date of the merger by three appraisers; one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the board of directors for the surviving bank, and the third to be selected by the other two appraisers so chosen. The value agreed upon by any two of the three appraisers shall control and be final and binding on all parties. If, within 90 days from the effective date of the merger, for any reason one or more of the appraisers is not selected as required under the Florida Banking Code, or the appraisers fail to determine the value of the dissenting shares, the Department shall cause an appraisal of the dissenting shares to be made, which appraisal shall be paid by the surviving state bank. Upon conclusion of the appraisal process, the value determined pursuant to the appraisal shall be paid to all dissenting shareholders in cash upon surrender of the stock certificates representing such shares within 30 days after the appraisal has been made. The Florida Banking Code does not contain a provision similar to the FBCA exempting the application of such dissenter's rights for certain widely held securities or those listed on an exchange or with the Nasdaq National Market.

DIVIDENDS AND DISTRIBUTIONS

         The payment of dividends or other distributions is governed by the FBCA. The FBCA generally provides that a corporation may make distributions to its shareholders unless, after giving effect thereto, if would be unable to satisfy its debts as they become due in the ordinary course of business or if the corporation's total assets would be less than its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy preferential rights of shareholders whose preferential rights are superior to those of the class of shareholders receiving the dividend or other distribution.

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         The payment of dividends and distributions by Murdock are subject to the restriction of both the FBCA and the Florida Banking Code. The Florida Banking Code provides that dividends may only be made if, after charging-off bad debts, depreciation, worthless assets and making provision for anticipated future losses there remains any net profit for that period. If net profit for the period remains, the Florida Banking Code permits a distribution of such profits along with such amount as has been accrued to retained net profits for the preceding 2 years. No Florida bank is permitted to declare a dividend when the bank's net income for the current year combined with its net income for the preceding 2 years is a loss.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

         The FBCA generally requires the affirmative vote of the holders of at least a majority of the votes actually cast on an amendment to the articles of incorporation (i.e., the votes cast in favor of such amendment at a meeting where a quorum is present must exceed the votes cast against the amendment); PROVIDED, HOWEVER, a majority of the votes entitled to be cast on the amendment is required with respect to an amendment that would create dissenters' rights. Under Florida corporate law, shareholder approval is not required for certain non-material amendments. Amendment of the Murdock Articles are subject to such requirements, except that no such amendment may be made unless it has prior written approval of the Department.

         Under the FBCA and the ABI Bylaws, the ABI Bylaws may be amended or repealed by the ABI Board shareholders; PROVIDED, HOWEVER, that the ABI Board may not amend or repeal the corporation's bylaws if the articles of incorporation reserve such power to the shareholders, or the shareholders, in amending or appealing the bylaws, expressly provide that the ABI Board may not amend or repeal the bylaws or a particular bylaw provision. If, however, Proposal 6 is approved and adopted, ABI Shareholders will only be able to amend the ABI Bylaws upon the affirmative vote of 66 2/3% of the outstanding voting stock.

         The Murdock Bylaws provide that they may be amended by an affirmative vote of at least two-thirds of the directors or by a majority of the stockholders. Further, to the extent FDIC or the Department's approval of such Bylaw amendment is required, such amendment will not be effective until such approval is received.

                               REGULATORY MATTERS

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to ABI. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations, or regulatory policies applicable to ABI or its subsidiaries may have a material affect on the business of ABI.

BANK HOLDING COMPANY REGULATION

         GENERAL. As a bank holding company registered under the BHCA, ABI is subject to the regulation and supervision of, and inspection by, the FRB. ABI is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. Under the BHCA, ABI's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or

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performing services for its subsidiaries or engaging in any other activity which the FRB determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In this regard, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such nonbanking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. Generally, bank holding companies, such as ABI, are required to obtain prior approval of the FRB to engage in any new activity not previously approved by the FRB.

         The enactment of the Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") streamlines the nonbanking activities application process for well capitalized and well managed bank holding companies. Under EGRPRA, qualified bank holding companies may commence a regulatory approved nonbanking activity without prior notice to the FRB; written notice is merely required within ten business days after commencing the activity. Also under EGRPRA, the prior notice period is reduced to twelve business days in the event of any nonbanking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% in Tier I capital. This prior notice requirement also applies to commencing a nonbanking activity DE NOVO which has been previously approved by order of the FRB, but not yet implemented by regulations.

         The BHCA also requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would result in a monopoly, or which would be in the furtherance of any attempt to monopolize the business of banking in any part of the United States, or which would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial factors when reviewing acquisitions or mergers. As described in greater detail below, pursuant to the Riegle- Neal Interstate Banking and Branch Efficiency Act of 1994 (the "Interstate Banking and Branching Act") passed by Congress in 1994, a bank holding company is permitted to acquire banks in states other than its home state. See "-Bank Holding Company Regulation--Interstate Banking" below for additional information.

         There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default or in default. For example, under the Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA"), to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital

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standards as of the time the institution fails to comply with such capital restoration plan. See "-- Capital Adequacy Guidelines."

         Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit all available resources to support such institutions in circumstances where it might not do so absent such policy. Although this "source of strength" policy has been challenged in litigation, the FRB continues to take the position that it has authority to enforce it. The FRB under the BHCA also has cease and desist authority pursuant to which it may require a bank holding company to terminate any activity or to relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

         In addition, the "cross-guarantee" provisions of the FDIA require insured depository institutions which are under common control to reimburse the FDIC for any loss suffered by the Bank Insurance Fund ("BIF") of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. Accordingly, the cross-guarantee provisions enable the FDIC to access a bank holding company's healthy BIF members. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the BIF. The FDIC's claims are superior to claims of stockholders of the insured depository institution or its holding company but are subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

         The FRB and the FDIC collectively have extensive enforcement authority over commercial banks. This authority has been enhanced substantially by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the FDICIA. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders, to initiate injunctive actions, and, in extreme cases, to terminate deposit insurance. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the federal banking agencies. FIRREA significantly increased the amount of and the grounds for civil money penalties and generally requires public disclosure of final enforcement actions.

         COMMUNITY REINVESTMENT ACT. Bank holding companies and their subsidiary banks are subject to the provisions of the Community Reinvestment Act of 1977 ("CRA") and the regulations promulgated thereunder by the appropriate bank regulatory agency. Under the terms of the CRA, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does no establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a national bank, to assess the association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to make public disclosure of their CRA ratings. Further, such assessment also is required of any national bank that, among other things, has applied to merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, or to open or relocate a branch office. In the case of a bank holding company applying for approval to acquire a bank or a bank holding company, the FRB will

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assess the record of each subsidiary bank of the applicant bank holding company in considering the application.

         Pursuant to current CRA regulations, an institution's CRA rating is based on its actual performance in meeting community needs. In particular, the rating system focuses on three tests: (i) a lending test, which evaluates the institution's record of making loans in its service areas; (ii) an investment test, which evaluates the institution's record of investing in community development projects, affordable housing, and programs benefitting low or moderate income individuals and business; and (iii) a service test, which evaluates the institution's delivery of services through its branches, ATMs, and other offices. The current CRA regulations also clarify how an institution's CRA performance will be considered in the application process.

         INTERSTATE BANKING. Prior to the Interstate Banking and Branching Act, the BHCA prohibited the FRB from approving a bank holding company's application to acquire a bank or a bank holding company located outside the state in which the operations of its banking subsidiaries are principally conducted, unless such acquisition is specifically authorized by statute of the state in which the bank or bank holding company to be acquired is located. The Interstate Banking and Branching Act significantly altered interstate banking rules. Under the Interstate Banking and Branching Act, regardless of any previously applicable state law, bank holding companies which meet specified capital and management adequacy standards are eligible to acquire banks in states other than their home states, but will need to retain a separate bank charter in each state where subsidiaries conduct banking business. Various restrictions on interstate acquisitions will continue to apply, including: (1) federal and state antitrust laws, as currently in effect; (2) prohibitions on a single holding company system accounting for more than 10% of all deposits nationwide or, subject to various opt-in and opt-out provisions for various states on a nondiscriminatory basis, accounting for more than 30% or more of deposits in any state; (3) state-imposed prohibitions on acquiring banks within up to five years after they commence operations; and (4) compliance by the acquiror with the CRA and fair lending laws.

         Furthermore, beginning June 1, 1997, the Interstate Banking and Branching Act authorized adequately capitalized and managed banks to cross state lines to merge with other banks, thereby creating interstate branches, subject to individual state's adoption of various nondiscriminatory opt-in and opt-out provisions. Under such legislation, each state has the opportunity to "opt-in" at an earlier time thereby allowing interstate banking in that state prior to 1997, or to "opt-out". Furthermore a state may opt-in with respect to DE NOVO branching thereby permitting a bank to open new branches in a state in which the bank does not already have a branch. Without DE NOVO branching, an out-of-state bank can enter the state only by acquiring an existing bank. Antitrust and anti-concentration restrictions will apply as described above. It will not be necessary to keep multiple state charters in effect or to have a holding company system. Generally, all banks that are parties to a proposed post-1997 merger must satisfy applicable CRA, management quality, and capital adequacy standards.

         FLORIDA INTERSTATE BANKING LAWS. In this context, the Florida legislature enacted legislation in 1996, the Florida Interstate Banking Act ("FIBA"), which specifically authorizes out-of-state bank holding companies located in any state or the District of Columbia that meet certain prescribed criteria to acquire Florida bank holding companies or banks which have been in existence and continuously operated as a bank for more than three years, subject to the prior approval of the Florida Department of Banking and Finance. To the extent pre-empted by federal law, prior Department approval is not required when such Florida bank or all bank subsidiaries of such Florida bank holding company are national banks. Entry into the State of Florida by interstate branching or by means other than such an acquisition is expressly prohibited by the FIBA. Furthermore, except for initial entry into the State of Florida by an out-of-state bank or bank holding company, no acquisition of a Florida bank or Florida bank holding company is permitted if the resulting bank holding company and its affiliates would control 30% or more of total deposits in the state.

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         In addition, the Florida legislature also enacted the Florida
Interstate Branching Act ("Florida Branching Act") which permits interstate branching in Florida by a merger transaction and grants Florida state-chartered banks the same interstate branching opportunities as will be afforded to national banks under the newly enacted federal law.

         An out-of-state bank that does not operate a branch in the State of Florida is prohibited from establishing a DE NOVO branch in Florida. Accordingly an out-of-state bank or bank holding company can only enter Florida by acquiring an existing Florida bank which has been operating continuously for at least three years. The same deposit concentration limits referred to above apply. Any out-of-state bank or bank holding company that has acquired a Florida bank under either the FIBA or the Florida Branching Act, may establish additional branches in Florida to the same extent as any Florida bank may do so.

         Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in state legislatures, and before the various bank regulatory agencies. The likelihood and timing of any such changes and the potential impact of such changes on ABI or the Bank cannot be determined at this time.

BANK REGULATION

         GENERAL. The Bank is a Florida state-chartered bank and, as such, is subject to the primary supervision, examination, and regulation by the Department and the FDIC. It is not a member of the Federal Reserve System.

         As a state-chartered commercial bank, the Bank is subject to the applicable provisions of Florida law and the regulations adopted by the Department. The Bank must file various reports with, and is subject to periodic examinations by the Department. Florida law and the Department regulate (in conjunction with applicable federal laws and regulations), among other things, the Bank's capital, permissible activities, reserves, investments, lending authority, branching, the issuance of securities, payment of dividends, transactions with affiliated parties, and borrowing.

         The FDIC insures the deposits of the Bank to the current maximum allowed by law. Applicable statutes and regulations administered by the FDIC also relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit, and fair credit reporting.

         TRANSACTIONS WITH AFFILIATES. There are various legal restrictions on the event to which ABI and any future nonbank subsidiaries can borrow or otherwise obtain credit from the Bank. There also are legal restrictions on the Bank's purchase of or investments in the securities of and purchases of assets from ABI and any of its future nonbank subsidiaries, a bank's loans or extensions of credit to third parties collateralized by the securities or obligations of ABI and any of its future nonbank subsidiaries, the issuance of guaranties, acceptances and letters of credit on behalf of ABI and any of its future nonbank subsidiaries, or with respect to which ABI and nonbank subsidiaries, act as agent, participate or have a financial interest. Subject to certain limited exception, the Bank may not extend credit to ABI or to any other affiliate in an amount which exceeds 10% of the Bank's capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirement as to the type, amount and quality of collateral which must secure such extensions of credit transactions between the Bank and ABI or such affiliates, and such transactions must be on terms and under circumstances, including

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credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. These regulations and restrictions may limit ABI's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses.

         Further, the Bank and ABI are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or ABI, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit.

         The Bank also is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

DIVIDEND RESTRICTIONS AND TRANSFERS OF FUNDS

         Under various banking laws, the declaration and payment of dividends by a national banking institution is subject to certain restrictions, including those relating to the amount and frequency of such dividends. Under the FDICIA, an insured depository institution is prohibited from making any capital distribution to its owner, including any dividend, if, after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure, including the risk-based capital adequacy and leverage standards described below.

         If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing), that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the FRB and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

         In addition, Florida law places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Banking Code, the Board of Directors of state-chartered banks, after charging off bad debts, depreciation, and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of up to the aggregate net profits of that period combined with bank's retained net profits for the preceding two years and, with the approval of the Department, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred

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to the surplus fund of the bank until the fund becomes equal to the amount of the bank's common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (i) its net income from the current year combined with the retained net income from the preceding two years is a loss, or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Department or a federal regulatory agency.

CAPITAL ADEQUACY GUIDELINES

         MINIMUM CAPITAL REQUIREMENTS. The federal banking agencies, including the FDIC, have adopted substantially similar risk-based capital guidelines for bank holding companies and banks under their supervision. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum limits, whether because of its financial condition or actual or anticipated growth.

         The FRB risk-based capital guidelines define a two-tier capital framework. Under these regulations, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as stand-by letters of credit) is 8%. At least half of the total capital must be "Tier I Capital," consisting of common shareholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items and other intangible assets (i.e., at least 4% of the risk weighted assets). The remainder ("Tier II Capital") may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted risk assets, (b) excess of qualifying perpetual preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) subordinated debt and intermediate term-preferred stock up to 50% of Tier I capital. Total capital is the sum of Tier I and Tier II capital less reciprocal holdings of other banking organizations' capital instruments and investments in unconsolidated subsidiaries and any other deductions as determined by the FDIC (determined on a case by case basis or as a matter of policy after formal rule making).

         In computing total risk-weighted assets, bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans will be assigned to the 100% risk category, except for first mortgage loans fully collateralized by residential property which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% conversion factor. Short term or trade letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

         As of December 31, 1996, the total risk-based capital ratio of ABI and the Bank were 10.60% and 10.65%, respectively. In addition to the risk-based capital guidelines, the FDIC also has adopted a leverage standard to supplement the risk-based ratios. This leverage standard focuses on the banking institution's ratio of Tier I capital to average total assets, adjusted for goodwill and certain other items. Under these guidelines, banking institutions which have received the highest regulatory rating and exhibit certain other high standards, must maintain a minimum level of Tier I capital to average consolidated assets of at least 3%. All other banking institutions are expected to maintain a ratio of at least 1% or 2% above the stated minimum. As of December 31, 1996, the leverage capital ratio of ABI and the Bank were 9.93% and 9.97%, respectively.

         Federal banking agencies also have adopted regulations which require regulators to take into consideration concentrations of audit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks. This evaluation will be made as part of the institution's regular safety and soundness examination. In addition, pursuant to the requirements of the FDICIA, federal banking agencies all have adopted regulations requiring regulators to consider interest rate risk (when interest rate sensitivity of an institution's assets does not match its liabilities or its off-balance sheet position) in the evaluation of a bank's capital adequacy. Concurrently, the federal banking agencies have prepared a new methodology for evaluating interest rate risk.

         CLASSIFICATION OF BANKING INSTITUTIONS. FDICIA substantially revised the bank regulatory and funding provisions of the FDIA and made revisions to several other federal banking statutes. Among other things, the FDICIA provided federal banking agencies broad powers to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The extent of those powers depend upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." A depository institution's capital tier will depend upon where its capital levels are in relation to various relevant capital measures, which include a risk- based capital measure and a leverage ratio capital measure, and certain other factors.

         Under implementing regulations adopted by the federal banking agencies, a bank would be considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier I risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" bank would be defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier I risk-based capital ratio of 4% of greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1). A bank would be considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier I risk-based capital ratio of less than 4%, or (iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMEL rating of 1); (B) "significantly undercapitalized" if the bank has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier I risk-based capital ratio of less than 3%, or (iii) a leverage ratio of less than 3%; and (C) "critically undercapitalized" if the bank has a ratio of tangible equity to total assets equal to or less than 2%. The FRB may reclassify a "well classified" bank as "adequately capitalized" or subject an "adequately capitalized" or "undercapitalized" institution to supervisory actions applicable to the next lower capital category if it determines that the bank is in an unsafe or unsound condition or deems the bank to be engaged in an unsafe or unsound practice and not have corrected the deficiency. The Bank currently meets the definition of a "well capitalized" institution.

FDICIA

         FDICIA was enacted on December 19, 1991. Some of the more significant provisions of FDICIA are outlined below:

         REAL ESTATE LENDING POLICIES. Pursuant to FDICIA, the FDIC and the other federal banking agencies adopted real estate lending guidelines pursuant to which each insured depository institution is required to adopt and maintain written real estate lending policies in conformity with the prescribed guidelines. Under these guidelines, each institution is expected to set loan to value ratios not exceeding the supervisory limits set forth in the guidelines. A loan to value ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. The guidelines also require that the institution's real estate policy require proper loan documentation and that it establishes prudent under-writing standards. These guidelines became effective on March 19, 1993.

         BROKERED DEPOSITS. The FDICIA also amended the prior law with respect to the acceptance of brokered deposits by insured depository institutions to permit only a "well capitalized" depository institution to accept brokered deposits without prior regulatory approval. Under implementing regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates), while "undercapitalized" banks may not accept brokered deposits. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of the FDICIA (as described above).

         OTHER FDICIA PROVISIONS. FDICIA contains numerous other provisions, including new accounting, audit, and reporting requirements, termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches. Complete regulations have yet been issued under FDICIA.

FDIC INSURANCE PREMIUMS

         The Bank is required to pay semiannual FDIC deposit insurance assessments. However, the FDIC has recently lowered assessment rates in recognition of the fact that the BIF has achieved its legally mandated reserve ratio. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and $0.27 per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. Each financial institution is assigned to one of three capital groups - well capitalized, adequately capitalized or undercapitalized - and further assigned to one of three subgroups - within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution (and any applicable refund) will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

         Under the recently enacted EGRPRA, BIF-insured institutions will be assessed for certain payments to be used to pay certain Financing Corporation ("FICO") obligations. In addition to any BIF Insurance assessments, BIF-insured banks are expected to make payments from the FICO obligations equal to an estimated $0.0129 per $100 of eligible deposits each year during 1997 through 1999, and an estimated $0.024 per $100 of eligible deposits thereafter.

DEPOSITOR PREFERENCE

         The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

MONETARY POLICY AND ECONOMIC CONTROL

         The commercial banking business in which the Bank engages is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against members banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of these agencies are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of ABI cannot be predicted.

                                 LEGAL OPINIONS

         The legality of the ABI Common Shares to be issued to Murdock Stockholders upon consummation of the Merger will be passed upon by Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Tampa, Florida.

         The Merger Agreement provides as a condition to each party's obligation to consummate the Merger that ABI and Murdock receive the opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A. substantially to the effect that the Merger will constitute a "reorganization" under Section 368(a) of the Code.

                                     EXPERTS

         The consolidated balance sheets of ABI and its subsidiaries as of December 31, 1996 and 1995, and the statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1996, included in this Joint Proxy Statement-Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

         The financial statements of Murdock at December 31, 1996 and for each of the years in the two-year period then ended in this Joint Proxy Statement-Prospectus have been audited by Hacker, Johnson, Cohen & Grieb P.A., independent certified public accountants, as indicated in their reports with respect thereto, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                              SHAREHOLDER PROPOSALS

         Eligible ABI Shareholders may submit proposals to be considered for shareholder action at the 1998 Annual Meeting of ABI Shareholders if such proposals are submitted in accordance with the applicable regulations of the SEC. Any such proposals were to be submitted in writing to the President of ABI at the address of ABI set forth on the ABI Notice of Special Meeting and such proposals were required to be received by the President no later than November 26, 1997 in order to be considered for inclusion in ABI's 1998 proxy materials. An ABI Shareholder is eligible to present proposals if, at the time he or she submits the proposals, the ABI Shareholder owns at least 1% or $1,000 in market volume of ABI Common Shares and has held such shares for at least one year, and such ABI Shareholder continues to own such shares through the date of the 1998 Annual Meeting.

                                  OTHER MATTERS

         As of the date of this Joint Proxy Statement-Prospectus, the ABI Board is not aware of any other matters that will be presented for consideration at the ABI Shareholders Meeting other than as described in this Joint Proxy Statement-Prospectus. If any other matters shall properly come before the ABI Shareholders Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not vote in accordance with the recommendation of the management of ABI.

                           INDEX TO FINANCIAL STATEMENTS

                    AMERICAN BANCSHARES, INC. AND SUBSIDIARY

AUDITED FINANCIAL STATEMENTS                                                                                         PAGE
----------------------------                                                                                         ----
Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2

Consolidated Balance Sheets, December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-3

Consolidated Statements of Income for the Years
   Ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-4

Consolidated Statements of Shareholders' Equity for the Years
   Ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-5

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-6

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-7 to F-25

UNAUDITED CONDENSED FINANCIAL STATEMENTS
----------------------------------------

Consolidated Condensed Balance Sheet, September 30, 1997 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . .  F-26

Consolidated Condensed Statements of Income for the Nine Months
   Ended September 30, 1997 and 1996 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-27

Consolidated Condensed Statements of Cash Flows for the Nine Months
   Ended September 30, 1997 and 1996 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-28

Notes to Consolidated Condensed Financial Statements for the Nine Months
   Ended September 30, 1997 and 1996 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-29 to F-30


                                                   MURDOCK FLORIDA BANK

AUDITED FINANCIAL STATEMENTS
----------------------------

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-31

Balance Sheet, December 31, 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-32

Statements of Operations for the Years
   Ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-33

Statements of Stockholders' Equity for the Years
   Ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-34

Statements of Cash Flows for the Years Ended
   December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-35

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-36 to F-45

UNAUDITED CONDENSED FINANCIAL STATEMENTS
----------------------------------------

Condensed Balance Sheet, September 30, 1997 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-46

Condensed Statements of Operations for the Nine Months
   Ended September 30, 1997 and 1996 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-47

Condensed Statement of Stockholders' Equity for the Nine Months
   Ended September 30, 1997 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-48

Condensed Statements of Cash Flows for the Nine Months
   Ended September 30, 1997 and 1996 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-49

Notes to Condensed Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-50 to F-51


REPORT OF INDEPENDENT ACCOUNTANTS






To the Board of Directors and Shareholders
American Bancshares, Inc. and Subsidiary
Bradenton, Florida


We have audited the accompanying consolidated balance sheets of American Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





/s/ Coopers & Lybrand L.L.P.



Fort Myers, Florida
February 14, 1997

AMERICAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995



                           ASSETS                                                             1996                  1995
Cash and due from banks                                                                   $  15,044,908         $  5,767,649
Federal funds sold                                                                            6,000,000            1,000,000
Loans held for sale                                                                          20,351,204           21,011,114
Investment securities available for sale (at aggregate fair value)                           26,110,712           24,073,233
Loans receivable (net of allowance for loan losses and deferred loan fees/costs
  of $395,463 in 1996 and $493,566 in 1995)                                                 135,108,438           97,479,638
Premises and equipment, net                                                                   6,878,589            4,071,595
Other assets                                                                                  2,471,477            1,545,191
                                                                                          -------------         ------------

            Total assets                                                                  $ 211,965,328         $154,948,420
                                                                                          =============         ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
      Deposit accounts                                                                    $ 177,202,633         $129,860,904
      Securities sold under agreements to repurchase                                         10,112,986            9,566,668
      Federal Home Loan Bank advances                                                         5,000,000            5,000,000
      Other liabilities                                                                         835,802              822,379
                                                                                          -------------         ------------

            Total liabilities                                                               193,151,421          145,249,951
                                                                                          -------------         ------------

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY

      Common stock - $1.175 par value; authorized 10,000,000 shares at December
       31, 1996 and 10,000,000 at December 31, 1995; issued 4,001,744 and 2,401,070
       shares at December 31, 1996 and 1995, respectively                                     4,702,049            2,821,257
      Additional paid-in capital                                                             11,736,471            5,257,877
      Unrealized gain (loss) on investment securities available for sale, net of tax of $(49,145) and $25,000 at December 31, 1996
       and 1995, respectively                                                                   (79,951)              47,486
      Retained earnings                                                                       2,455,338            1,571,849
                                                                                          -------------         ------------

            Total shareholders' equity                                                       18,813,907            9,698,469
                                                                                          -------------         ------------

            Total liabilities and shareholders' equity                                    $ 211,965,328         $154,948,420
                                                                                          =============         ============

The accompanying notes are an integral part of these financial statements.

AMERICAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 1996 and 1995



                                                                            1996               1995
Interest income:
      Interest and fees on loans                                        $12,590,883        $ 9,914,496
      Interest on federal funds sold                                        237,408            195,857
      Interest on investment securities                                   1,720,060          1,298,366
                                                                        -----------        -----------

            Total interest income                                        14,548,351         11,408,719
                                                                        -----------        -----------

Interest expense:
      Deposits                                                            6,926,587          5,655,161
      Borrowings                                                            484,591            355,887
                                                                        -----------        -----------

            Total interest expense                                        7,411,178          6,011,048
                                                                        -----------        -----------

            Net interest income before provision for loan losses          7,137,173          5,397,671

Provision for loan losses                                                   286,654            482,604
                                                                        -----------        -----------

            Net interest income after provision for loan losses           6,850,519          4,915,067
                                                                        -----------        -----------

Other income                                                              1,834,059          1,472,774
                                                                        -----------        -----------

Other expenses                                                            7,279,136          4,796,957
                                                                        -----------        -----------

            Income before income tax provision                            1,405,442          1,590,884

Income tax provision                                                        521,953            572,975
                                                                        -----------        -----------
            Net income                                                  $   883,489        $ 1,017,909
                                                                        ===========        ===========
Net income per common share:

      Primary earnings                                                  $      0.24        $      0.46
                                                                        ===========        ===========

Weighted average shares outstanding                                       3,718,502          2,234,070
                                                                        ===========        ===========

The accompanying notes are an integral part of these financial statements.

AMERICAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended December 31, 1996 and 1995

                                                            Common Stock                           Additional
                                         Authorized         Outstanding                              Paid-In            Retained
                                           Shares              Shares             Par Value          Capital            Earnings
                                           ------              ------             ---------          -------            --------
Balance, January 1, 1995                   4,000,000          2,100,920          $2,468,581        $ 4,270,251        $  553,940

Exercise of warrants                                            212,932             250,195            610,333

Sale of stock                                      0             87,218             102,481            377,293                 0

Change in net unrealized
  gain on investment
  securities available
  for sale

Net unrealized loss on
  securities designated as
  available for sale

Unrealized loss on investments                     0                  0                   0                  0                 0

Net income                                         0                  0                   0                  0         1,017,909

Increase in authorized
  shares resulting from
  formation of holding
  company (see  Note 19)                   6,000,000                  0                   0                  0                 0
                                          ----------          ---------          ----------        -----------        ----------

Balance, December 31,
  1995                                   10,000,000           2,401,070           2,821,257          5,257,877         1,571,849

Exercise of warrants                                            163,695             192,342            789,828

Sale of stock                                      0          1,436,979           1,688,450          5,688,766                 0

Change in net unrealized
  gain on investment
  securities available
  for sale                                         0                  0                   0                  0                 0

Net income                                         0                  0                   0                  0           883,489
                                          ----------          ---------          ----------        -----------        ----------

Balance, December 31,
  1996                                    10,000,000          4,001,744          $4,702,049        $11,736,471        $2,455,338
                                          ==========          =========          ==========        ===========        ==========


                                          Unrealized
                                            Gains/
                                         (Losses) on
                                          Investment
                                          Securities
                                           Available
                                         for Sale, Net         Total
                                         -------------         -----
Balance, January 1, 1995                  $(485,923)        $ 6,806,849

Exercise of warrants                                            860,528

Sale of stock                                     0             479,774

Change in net unrealized
  gain on investment
  securities available
  for sale

Net unrealized loss on
  securities designated as
  available for sale

Unrealized loss on investments              533,409             533,409

Net income                                        0           1,017,909

Increase in authorized
  shares resulting from
  formation of holding
  company (see  Note 19)                          0                   0
                                          ---------         -----------

Balance, December 31,
  1995                                       47,486           9,698,469

Exercise of warrants                                            982,170

Sale of stock                                     0           7,377,216

Change in net unrealized
  gain on investment
  securities available
  for sale                                 (127,437)           (127,437)

Net income                                        0             883,489
                                          ---------         -----------

Balance, December 31,
  1996                                    $ (79,951)        $18,813,907
                                          =========         ===========

The accompanying notes are an integral part of these financial statements.

AMERICAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 1996 and 1995

                                                                                                1996                  1995
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                                            $    883,489         $  1,017,909
                                                                                            ------------         ------------
      Adjustments to reconcile net income to net cash provided by operating activities:
            Deferred tax credit                                                                 (359,411)            (261,300)
            Depreciation                                                                         402,976              276,051
            Amortization of investment securities                                                120,064               29,118
            Provision for loan losses                                                            286,654              482,604
            Gain on sale of investment securities available for sale                            (105,826)             (36,310)
            Gain on sale of loans                                                               (190,624)            (321,499)
            Gain on sale of mortgage servicing rights                                           (323,378)            (210,327)
            Gain on sale of assets                                                                     0              (42,976)
            Origination of loans held for sale                                               (38,628,254)         (42,845,175)
            Proceeds from sales of loans held for sale                                        38,158,995           42,480,846
            Increase in deferred loan costs                                                      150,103               25,079
            Increase in other liabilities                                                        371,011              361,635
            Increase in other assets                                                            (699,012)            (263,737)
                                                                                            ------------         ------------
                 Total adjustments                                                              (816,702)            (325,991)
                                                                                            ------------         ------------
                 Net cash provided by operating activities                                        66,787              691,918
                                                                                            ------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES
      Net loans to customers                                                                 (36,522,219)         (22,229,401)
      Purchases of bank premises and equipment                                                (3,202,104)          (1,348,094)
      Proceeds on sales of assets                                                                      0               96,000
      Proceeds from maturities of held to maturity investment securities                               0              500,000
      Proceeds from sales and maturities of available for sale investment securities          39,096,758            6,070,642
      Purchases of held to maturity investment securities                                              0           (4,000,000)
      Purchases of available for sale investment securities                                  (41,455,883)          (5,808,348)
      Recoveries on loans charged off                                                             46,487               23,255
                                                                                            ------------         ------------
                 Net cash used in investing activities                                       (42,036,961)         (26,695,946)
                                                                                            ------------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase (decrease) in demand deposits, NOW, money market
                 and savings accounts                                                         26,871,180           (1,127,910)
      Net increase in time deposits                                                           20,470,549           15,646,788
      Net increase in securities sold under agreements to repurchase                             546,318            4,189,176
      Proceeds from advances from Federal Home Loan Bank                                               0            5,000,000
      Proceeds from stock sale                                                                 8,359,386            1,340,302
                                                                                            ------------         ------------
                 Net cash provided by financing activities                                    56,247,433           25,048,356
                                                                                            ------------         ------------

Net increase (decrease) in cash and cash equivalents                                          14,277,259             (955,672)
Cash and cash equivalents at beginning of year                                                 6,767,649            7,723,321
                                                                                            ------------         ------------
Cash and cash equivalents at end of year                                                    $ 21,044,908         $  6,767,649
                                                                                            ============         ============

SUPPLEMENTAL DISCLOSURES
      Interest paid                                                                         $  7,224,428         $  5,863,000
                                                                                            ============         ============
      Income taxes paid                                                                     $    536,500         $    434,000
                                                                                            ============         ============

The accompanying notes are an integral part of these financial statements.

AMERICAN BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       ORGANIZATION:

         American Bancshares, Inc. (Holding Company) is a one-bank holding company, operated under the laws of the State of Florida. Its wholly-owned banking subsidiary is American Bank of Bradenton (Bank), a state-chartered bank. The Holding Company, a Florida corporation organized June 30, 1995, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended and on December 1, 1995 became the bank holding company for the Bank. The Bank was incorporated on December 6, 1988 and opened for business on May 8, 1989. The Bank is a general commercial bank with all the rights, powers, and privileges granted and conferred by the Florida Banking Code. Although the Holding Company was not formed until June 30, 1995 and did not acquire the Bank until December 1, 1995, the financial statements have been presented as if the Holding Company had been in existence since the Bank was formed in 1988 and as if the Bank was its wholly owned subsidiary since that time.



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The accounting and reporting policies of the Holding Company and Bank conform to generally accepted accounting principles and general practice within the banking industry. Following is a description of the more significant of those policies:

         PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, American Bank of Bradenton, collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated.

         INVESTMENT SECURITIES: Investment securities are classified in the following categories:

                  HELD TO MATURITY - Securities that management has the intent and the Company has the ability at the time of purchase to hold until maturity are classified as securities held to maturity. Securities in this category are carried at amortized cost. Sales of securities classified as held to maturity are prohibited except under rare circumstances. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the statement of operations. The Company currently has no securities classified as held to maturity securities.

                  AVAILABLE FOR SALE - Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Both unrealized gains and losses on securities available for sale, net of taxes, are included as a separate component of shareholders' equity in the consolidated balance sheets until these gains or losses are realized. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statements of operations.

         INVESTMENT SECURITIES, CONTINUED

                  TRADING SECURITIES - Securities that are held principally for the purpose of selling in the near future are classified as trading securities. These securities are recorded at fair value. Both unrealized gains and losses are included in the statement of operations. The Company currently has no securities classified as trading securities.

         Gains or losses on the disposition of investment securities are recognized using the specific identification method.

         LOANS: Loans are carried at the principal amount outstanding, net of deferred loan fees and/or origination costs. Interest is accrued on a simple-interest basis. Loans are charged to the allowance for loan losses at such time as management considers them uncollectible in the normal course of business. Accrual of interest is discontinued on a loan, including impaired loans, when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. Classification of a loan as nonaccrual is not necessarily indicative of a potential loss of principal. Collections of interest and principal on nonaccrual loans are generally applied as a reduction to principal outstanding.

         ALLOWANCE FOR LOAN LOSSES: The Company adheres to an internal asset review system and allowance for loan losses methodology designated to provide for the detection of problem assets and to provide an adequate general valuation allowance to cover loan losses. A provision for loan losses is charged to operations based on management's evaluation of potential losses in the loan portfolio. The provision is based on an analysis of the loan portfolio, economic conditions, historical loan loss experience, changes in the nature and volume of the loan portfolios and management's assessment of the inherent risk in the portfolio in relation to the level of the allowance for loan losses. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions differ from the assumptions used in preparing the evaluation. The Company also establishes provisions on a specific loan basis when an identified problem becomes known. Ultimate losses may vary from the current estimates and any adjustments, as they become necessary, are reported in earnings in the periods in which they become known.

         When a loan or portion of a loan, including an impaired loan, is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.

         INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS: Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

         Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

         While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

LOANS HELD FOR SALE: Mortgage loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis. Net unrealized losses, if any, are recognized in a valuation allowance by charges to earnings. All loans sold are subject to recourse. The recourse provisions relate to documentation deficiencies only, which the Company may correct. Gains and losses resulting from the sales of these loans are recognized in the period the sale occurs, as the recourse provisions are not considered to significantly affect the earnings process. Mortgage loan servicing fees are earned concurrently with the receipt of the related mortgage payments.

The Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," (SFAS No. 122) effective January 1, 1996, which requires the Company to recognize an asset for rights to service mortgage loans for others regardless of the manner in which those servicing rights are acquired. It also requires the Company to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The value of mortgage servicing rights related to loans sold during 1996 was $226,000. The Company had no valuation allowance for capitalized mortgage servicing rights as of December 31, 1996.

LOAN FEES: Loan origination fees and certain direct loan origination costs are deferred and amortized as a yield adjustment, using a method which approximates the interest method, over the contractual lives of the loans. The net of deferred origination fees and deferred origination costs is presented as an adjustment of loans receivable in the accompanying balance sheets.

During 1994, the Company implemented a program of purchasing consumer loans collateralized by automobiles from local auto dealers. In conjunction with this program, the Company pays a premium represented by the present value differential of the yield required by the Company and the underlying loan interest rate. The premium paid is amortized as a yield adjustment, using the interest method, over the contractual lives of the loans. If the loan prepays, the Company has recourse against the auto dealer for any unamortized premiums. At December 31, 1996 and 1995, the unamortized premiums totaled $459,541 and $410,450.

OTHER REAL ESTATE OWNED: Other real estate owned includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded on the date acquired at the lower of fair value minus estimated costs to sell or the recorded investment in the related loan. If the fair value minus estimated costs to sell the property acquired is less than the recorded investment in the related loan, the resulting loss is charged to the allowance for loan losses. The resulting carrying value established at the date of foreclosure becomes the new cost basis for subsequent accounting. After foreclosure, if the fair value minus estimated costs to sell the property becomes less than its cost, the deficiency is charged to the provision for losses on other real estate owned or charged directly to the asset. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property for sale are charged to expense. Gains and losses on the disposition of other real estate owned are charged to operations as incurred. The Company had no other real estate owned at December 31, 1996 and 1995.

PREMISES AND EQUIPMENT: Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets. Maintenance, repairs and minor improvements are charged to operating expenses as incurred. Major improvements and betterments are capitalized. Upon retirement or other disposition of the assets, the applicable cost and accumulated depreciation are removed from the accounts and any gains or losses are included in operations.

INCOME TAXES: The Holding Company and its banking subsidiary file consolidated income tax returns. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

EARNINGS PER SHARE: Earnings per share are based on the weighted average number of common shares outstanding plus common equivalent shares from the dilutive stock warrants using the treasury stock method. The weighted average number of common shares outstanding was 3,718,502 and 2,227,872 for 1996 and 1995, respectively. All references in the consolidated financial statements to weighted average shares have been restated to reflect stock dividends declared.

RECLASSIFICATIONS: Certain amounts in the 1995 financial statements have been reclassified to conform with the current year presentation. Such reclassification had no impact on total assets, equity, net income or total cash flow balances previously reported.



3.       INVESTMENT SECURITIES AVAILABLE FOR SALE:

The amortized costs and approximate fair value of investment securities available for sale at December 31, 1996 and 1995 are summarized as follows:


                                                                                 1996
                                                                         GROSS           GROSS
                                                      AMORTIZED       UNREALIZED       UNREALIZED        APPROXIMATE
                                                        COST             GAINS           LOSSES          FAIR VALUE
                                                        ----             -----           ------          ----------
          AVAILABLE FOR SALE:
                U.S. Treasury Securities             $ 6,963,521        $ 8,193        $ (48,264)        $ 6,923,450
                U.S. Government agencies              13,227,152              0         (122,400)         13,104,752
                State and municipals                     499,639              0           (1,258)            498,381
                                                     -----------        -------        ---------         -----------
                     Total debt securities            20,690,312          8,193         (171,922)         20,526,583
                                                     -----------        -------        ---------         -----------
                FHLB stock                               499,100              0                0             499,100
                Mortgage-backed securities             5,050,396         47,951          (13,318)          5,085,029
                                                     -----------        -------        ---------         -----------
                     Total available for sale        $26,239,808        $56,144        $(185,240)        $26,110,712
                                                     ===========        =======        =========         ===========



                                                                                1995
                                                                         GROSS           GROSS
                                                      AMORTIZED       UNREALIZED       UNREALIZED        APPROXIMATE
                                                        COST             GAINS           LOSSES          FAIR VALUE
                                                        ----             -----           ------          ----------
          AVAILABLE FOR SALE:
                U.S. Treasury Securities             $12,010,641        $128,483        $(29,584)        $12,109,540
                U.S. Government agencies               4,997,615           7,005         (18,787)          4,985,833
                State and municipals                     499,409               0            (934)            498,475
                                                     -----------        --------        --------         -----------
                     Total debt securities            17,507,665         135,488         (49,305)         17,593,848
                                                     -----------        --------        --------         -----------
                FHLB stock                               490,200               0               0             490,200
                Mortgage-backed securities             6,002,882           9,390         (23,087)          5,989,185
                                                     -----------        --------        --------         -----------
                     Total available for sale        $24,000,747        $144,878        $(72,392)        $24,073,233
                                                     ===========        ========        ========         ===========

         The amortized cost and approximate fair value of investments at December 31, 1996, by scheduled maturity, are shown below. Scheduled maturities may differ from actual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         AMORTIZED         APPROXIMATE
                                                            COST            FAIR VALUE
                                                            ----            ----------
          Due in one year or less                       $ 3,400,399        $ 3,408,139
          Due after one year through five years           7,357,471          7,266,236
          Due after five years through ten years          9,932,442          9,852,207
                                                        -----------        -----------
                     Total debt securities               20,690,312         20,526,582
          FHLB stock                                        499,100            499,100
          Mortgage-backed securities                      5,050,396          5,085,030
                                                        -----------        -----------
                                                        $26,239,808        $26,110,712
                                                        ===========        ===========

         Proceeds from the sale of investment securities available for sale during the years ended December 31, 1996 and 1995 were $27,563,000 and $5,764,632, respectively. Gross gains of $157,500 and $37,000 were realized on these sales for the years ended December 31, 1996 and 1995, respectively. Gross losses of $51,700 and $1,000 were realized on these sales for the years ended December 31, 1996 and 1995, respectively.

         At December 31, 1996, the Company had pledged securities with a carrying value of approximately $505,000 and market value of approximately $493,000 to the State of Florida for public fund deposits. The current value of pledged securities is adequate to meet the pledging requirements.

4.       LOANS RECEIVABLE, NET:

         The Company's loan portfolio consisted of the following at December 31:


                                                                                 1996                  1995
          Residential mortgage loans, substantially all single-family        $  18,695,342         $ 14,723,358
          Commercial and commercial real estate loans                           74,538,560           52,600,026
          Consumer loans                                                        42,269,999           30,649,820
                                                                             -------------         ------------
                                                                               135,503,901           97,973,204
          Less allowance for loan losses                                        (1,000,000)            (946,000)
          Net deferred costs (unearned fees)                                       604,537              452,434
                                                                             -------------         ------------
                Loans, net                                                   $ 135,108,438         $ 97,479,638
                                                                             =============         ============

         The Company grants and purchases real estate, commercial and consumer loans throughout Florida, with a majority in the Sarasota and Manatee County area. Although the Company has a diversified loan portfolio, a significant portion of its debtors' ability to honor their contracts is dependent primarily upon the economy of Sarasota and Manatee counties, Florida and general economic conditions.

         A summary of activity in the allowance for loan losses follows:


                                                               1996                1995
          Balance at beginning of year                      $   946,000         $ 625,000
          Provision charged to income                           286,653           482,604
          Recoveries on loans previously charged off             46,487            23,255
          Loans charged off                                    (279,140)         (184,859)
                                                            -----------         ---------
          Balance at end of year                            $ 1,000,000         $ 946,000
                                                            ===========         =========

         In management's opinion, the allowance is adequate to reflect the risk in the loan portfolio.

         LOANS TO OFFICERS AND DIRECTORS - In the course of its business, the Company has granted loans to executive officers, directors and principal stockholders of the Company and to entities to which they are related. As of December 31, 1996 and 1995, loans to such parties were as follows:


                                                 1996                1995
          Balance at beginning of year        $ 6,138,000         $ 3,963,000
          New loans                             2,071,838           3,214,521
          Repayments on loans                  (1,688,432)         (1,039,521)
                                              -----------         -----------
          Balance at end of year              $ 6,521,406         $ 6,138,000
                                              ===========         ===========

         At December 31, 1996 and 1995, the recorded investment in loans for which impairment has been recognized totaled approximately $1,478,000 and $799,000, respectively. The total allowance for loan losses related to these loans was approximately $331,400 and $233,000 at December 31, 1996 and 1995, respectively. Interest income on impaired loans of approximately $87,000 and 80,000 was recognized for cash payments received in 1996 and 1995, respectively. For the years ended December 31, 1996 and 1995, the average recorded investment in impaired loans was $1,139,000 and $477,000, respectively.

         At December 31, 1996 and 1995, the Company had approximately $905,000 and $18,000 in nonaccrual loans, respectively. For the year ended December 31, 1996, the amount of interest income not recorded related to nonaccrual loans was approximately $60,720. Interest income that would have been earned on the nonaccrual loans for the year ended December 31, 1995 was immaterial. At December 31, 1996 and 1995, there were no accruing loans that were 90 days or more past due.

5.       PREMISES AND EQUIPMENT:

         A summary of premises and equipment at December 31, 1996 and 1995 is as follows:


                                                       1996                 1995
          Land                                      $ 2,792,263         $ 1,795,151
          Building and improvements                   2,844,277           1,593,141
          Furniture, fixtures, and equipment          2,446,909           1,485,757
                                                    -----------         -----------
                                                      8,083,449           4,874,049
          Less accumulated depreciation              (1,204,860)           (802,454)
                                                    -----------         -----------
                                                    $ 6,878,589         $ 4,071,595
                                                    ===========         ===========

         Depreciation expense totaled $402,976 and $276,051 for the years ended December 31, 1996 and 1995, respectively.



6.       LOAN SERVICING:

         Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $19,781,866 and $9,462,179 at December 31, 1996 and 1995, respectively.

         Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $34,675 and $25,955 at December 31, 1996 and 1995, respectively.

         Mortgage servicing rights of $254,783 were capitalized in 1996. Amortization of mortgage servicing rights during 1996 was $28,901.



7.       DEPOSIT ACCOUNTS:

         Deposits consisted of the following at December 31:


                                          1996                  1995
          Demand                       $ 26,281,696        $ 19,617,269
          NOW                            13,081,210          10,138,011
          Money market                   42,040,356          24,864,048
          Savings                         6,338,853           6,251,607
                                       ------------        ------------
                                         87,742,115          60,870,935
                                       ------------        ------------
          Certificate accounts:
                Under $100,000           58,037,837          46,550,442
                Over $100,000            20,161,471          13,833,085
                IRAs                     11,261,210           8,606,442
                                       ------------        ------------
                                         89,460,518          68,989,969
                                       ------------        ------------
                                       $177,202,633        $129,860,904
                                       ============        ============

         The aggregate amount of certificates of deposit of $100,000 or more at December 31, 1996 and 1995 was approximately $21,482,000 and $14,638,000, respectively.

         A summary of certificate accounts at December 31, 1996 and 1995 by year of scheduled maturity follows:


                                                              1996              1995
          Due within one year                             $32,807,388        $26,349,243
          Due after one year through two years             12,455,878          9,344,845
          Due after two years through three years          18,905,335          8,091,144
          Due after three years through four years          7,680,533         17,458,306
          Due after four years                             17,611,384          7,746,431
                                                          -----------        -----------
                                                          $89,460,518        $68,989,969
                                                          ===========        ===========


Interest expense on deposit accounts is summarized as follows:


                                                                              1996               1995
          Interest on NOW accounts and money market deposit accounts        $1,735,056        $1,529,321
          Interest on savings accounts                                         153,948           139,955
          Interest on certificate accounts                                   5,037,583         3,986,885
                                                                            ----------        ----------
                                                                            $6,926,587        $5,656,161
                                                                            ==========        ==========



8.       SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

         The Company enters into sales of securities under agreements to repurchase. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities sold under repurchase agreements remain in the custody of a third-party trustee. The Company may have sold, loaned, or otherwise disposed of such securities in the normal course of its operations and has agreed to maintain substantially identical securities during the agreements. The agreements mature within 30 days.

         Information related to the Company's securities sold under repurchase agreements (including accrued interest) at December 31, 1996 and 1995 is presented below, segregated by the type of securities sold and by due date of the agreement:


                                                                                    1996               1995
          Average balance during the year                                        $ 9,660,214         $ 9,539,165
          Average interest rate during the year                                         4.08%               3.60%
          Maximum month-end balance during the year                              $10,557,098         $12,302,837
          U.S. Treasury securities underlying the agreements at year-end:
                Carrying value                                                   $11,242,138         $12,109,540
                Fair value                                                        11,153,493          12,109,540

9.       FEDERAL HOME LOAN BANK ADVANCES:

         Each Federal Home Loan Bank (FHLB) is authorized to make advances to its member associations, subject to such regulations and limitations as the FHLB may prescribe. The Bank's borrowings from the FHLB of Atlanta are as follows at December 31, 1996 and 1995:


            MATURITY                      RATE         1996              1995
                                          ----         ----              ----
          June 1996                       5.73%     $        0        $5,000,000
          October 1998                    6.31%      5,000,000                 0
                                                    ----------        ----------
                                                    $5,000,000        $5,000,000
                                                    ==========        ==========

         The FHLB requires that the Bank maintain qualifying mortgages as collateral and all of the Company's FHLB stock as collateral for its advances. In addition, all of the Bank's FHLB stock is pledged as collateral for such advances. As of December 31, 1996, the Bank has a credit availability of $11,500,000.



10.      INCOME TAXES:

         The Company's provision for income taxes consisted of the following for the years ended December 31:


                                  1996               1995
          Current:
                Federal        $ 491,300         $ 763,835
                State             29,200            70,440
                               ---------         ---------
                                 520,500           834,275
                               ---------         ---------
          Deferred:
                Federal          (38,500)         (251,900)
                State             (3,700)           (9,400)
                               ---------         ---------
                                 (42,200)         (261,300)
                               ---------         ---------
                               $ 478,300         $ 572,975
                               =========         =========


         Deferred income taxes consisted of the following for the years ended December 31:


                                              1996                1995
          Provision for loan losses         $  (7,700)        $(102,000)
          Deferred loan fees                  (39,700)          (26,300)
          Depreciation                        (15,200)           30,200
          Cash to accrual adjustment           57,900           (72,200)
          Loans held for sale                   3,700           (90,300)
          Other                               (41,200)             (700)
                                            ---------         ---------
                                            $ (42,200)        $(261,300)
                                            =========         =========

         Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. In general, these temporary differences are more inclusive than timing differences recognized under previously applicable accounting principles. The items which comprise a significant portion of deferred tax assets and liabilities at December 31 are as follows:


                                                             1996              1995
          Deferred tax assets:
                Book over tax bad debts                    $ 283,400         $ 291,200
                Market value of loans held for sale           94,000            90,300
                Other                                              0            10,100
                                                           ---------         ---------
                     Deferred tax assets                     377,400           391,600

          Deferred tax liabilities:
                Loan origination fees                        (54,700)          (15,000)
                Cash to accrual adjustment                  (116,800)         (165,300)
                Tax over book depreciation                   (86,800)          (71,500)
                Other                                        (30,900)           (9,400)
                                                           ---------         ---------
                     Deferred tax liabilities               (289,200)         (261,200)
                                                           ---------         ---------
                     Net deferred tax asset                $  88,200         $ 130,400
                                                           =========         =========

         The Company's effective income tax rates of 37% and 36% for the years ended December 31, 1996 and 1995, respectively, vary from the statutory federal income tax rate of 34% due primarily to state income taxes of 5.5% net of federal tax benefits.



11.      OTHER INCOME:

         Other income consisted of the following for the years ended December
         31:


                                                                1996              1995
          Service charges on deposit accounts                $  733,258        $  555,697
          Broker loan fees                                       32,807            38,350
          Net gains on sales of investment securities           105,825            36,310
          Net gains on sales of loans held for sale             190,624           321,499
          Merchant fees on credit cards                         262,061            97,114
          Mortgage servicing fees                                50,007            55,503
          Net gain on sales of servicing rights                 323,377           210,327
          Net gain on sales of assets                                 0            63,515
          Other                                                 136,100            94,459
                                                             ----------        ----------
                                                             $1,834,059        $1,472,774
                                                             ==========        ==========

12.   OTHER EXPENSES:

      Other expenses consisted of the following for the years ended December 31:

                                                   1996               1995
                                                ----------         ----------
      Compensation and related benefits         $3,470,130         $2,276,104
      Occupancy and equipment                      849,960            705,853
      FDIC insurance                                35,181            164,478
      Data processing                              740,140            405,708
      Advertising and promotion                    319,507            135,284
      Printing supplies and postage                322,445            224,191
      Directors fees and expenses                  123,952             97,063
      Professional fees                            243,934            187,367
      ATM fees                                     100,327             86,375
      Intangible taxes                             126,235             75,873
      Other                                        947,325            438,661
                                                ----------         ----------
                                                $7,279,136         $4,796,957
                                                ==========         ==========

      Loan origination costs of approximately $380,000 and $342,000 in 1996 and 1995, respectively, have been offset against compensation and related benefits.



13.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

      The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and credit cards. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company has no financial instruments with off-balance-sheet risk that are held for trading purposes.

      The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of the instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. As of December 31, 1996 and 1995 financial instruments with off-balance-sheet risk were as follows:

      CONTRACTUAL OR NOTIONAL AMOUNTS        1996                 1995
      -------------------------------     ------------        ------------
      Commitments to extend credit         $27,601,000         $21,738,000
      Standby letters of credit            $   373,000         $   388,000
      Credit cards                         $ 4,258,000         $   450,000

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The guarantees are short-term, expiring in 1996.



14.   EMPLOYEE BENEFIT AND STOCK OPTION PLANS:

      The Company has a qualified plan under Section 401(k) of the Internal Revenue Code (Plan) for all employees meeting certain eligibility requirements. The Plan allows participants to make annual contributions equal to 15% or less of the participant's compensation up to a maximum allowed by Internal Revenue Service regulation. The Company may match a percentage of the participant's contributions. Plan contributions by the Company for the year ended December 31, 1996 and 1995 was approximately $12,000 and $10,000, respectively.

      During 1996, the Company also adopted an Incentive Stock Option Plan (Incentive Plan) whereby up to 150,000 shares of the Company's common stock may be granted to employees at not less than 100% of the fair market value of the stock at the date of grant. No options have been granted under the Incentive Plan.

15.   SHAREHOLDERS' EQUITY:

      The Company's current policy is to retain all earnings to fund operations. Future dividend payments will be at the discretion of the Board of Directors of the Company and will be dependent upon several factors, including State and Federal banking regulations that impose limitations on such payments.

      The following table summarizes the activity of the Company's issued and outstanding warrants and their corresponding exercise prices:


                                              ORIGINAL
                                          DIRECTOR WARRANTS                1992 WARRANTS                       1994 WARRANTS
                                      -------------------------      -------------------------      ------------------------
                                       WARRANTS       EXERCISE        WARRANTS       EXERCISE        WARRANTS       EXERCISE
                                      OUTSTANDING       PRICE        OUTSTANDING       PRICE        OUTSTANDING      PRICE
                                      -------------------------      -------------------------      ------------------------
      Balance, January 1, 1995             -           $2.71              227,126      $4.00             144,606      $6.00

      Warrants exercised                   -               -             (208,532)      4.00              (4,400)      6.00

      Warrants issued                      -               -                    -          -              87,018       6.00
                                      -------------------------      -------------------------      ------------------------

      Balance, December 31, 1995           -           $2.71               18,594      $4.00             227,224      $6.00

      Warrants exercised                   -               -                    -          -            (163,695)      6.00
                                      -------------------------      -------------------------      ------------------------

      Balance, December 31, 1996           -           $2.71               18,594      $4.00              63,529      $6.00
                                      =========================      =========================      ========================

16.   DIVIDEND RESTRICTIONS:

      State banking regulations limit the amount of dividends that may be paid by the Bank to its Parent without prior approval of regulatory agencies. The amount of dividends that may be paid is based on the net profits of the current year combined with retained net profits of the preceding two years as defined by state banking regulations. At December 31, 1996, approximately $2,455,000 are available for payment of dividends without prior regulatory approval.

17.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

      Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions. Fair values estimates, methods and assumptions are set forth below for the Company's financial instruments.

      CASH AND DUE FROM BANK - For cash and due from banks, the carrying amount is a reasonable estimate of fair value.

      INVESTMENTS AND MORTGAGE-BACKED SECURITIES - The fair value of investments and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

      LOANS RECEIVABLE - The estimated fair value of the Company's fixed rate loans was calculated by discounting contractual cash flows adjusted for current prepayment estimates. The discount rates were based on the interest rate charged to current customers for comparable loans. The Company's adjustable rate loans reprice frequently at current market rates. Therefore, the fair value of these loans has been estimated to be approximately equal to their carrying amount.

      The impact of delinquent loans on the estimation of the fair values described above is not considered to have a material effect and, accordingly, delinquent loans have been disregarded in the valuation methodologies used.

      DEPOSIT LIABILITIES - The fair value of deposits with no stated maturity, such as demand, NOW, money market and savings is equal to the amount payable on demand as of December 31, 1996. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

      SECURITIES SOLD UNDER REPURCHASE AGREEMENTS - At December 31, 1996, the Company had approximately $10,113,000 of securities sold under repurchase agreements. The repurchase agreements outstanding at December 31, 1996 mature within 30 days. The estimated fair value of these agreements approximates the carrying value.

      COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT - The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

      FHLB ADVANCES - Cash flow from fixed-rate borrowings are discounted at a spread to the zero Treasury curve which equates to the LIBOR yield. Maturing borrowings are rolled into 12-month FHLB advances.

      COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT, CONTINUED

      The estimated fair values of the Company's financial instruments are as follows:

                                                                                         (IN THOUSANDS)
                                                                 ------------------------------------------------------------------
                                                                             1996                                  1995
                                                                 -----------------------------         ----------------------------
                                                                 CARRYING                              CARRYING
                                                                  AMOUNT            FAIR VALUE           AMOUNT          FAIR VALUE
                                                                  ------            ----------           ------          ----------
      Financial assets:
            Cash and due from bank                               $ 15,045            $ 15,045            $ 5,768            $ 5,768
            Federal funds sold                                      6,000               6,000                  0                  0
            Loans held for sale                                    20,351              20,414             21,011             21,253
            Investment securities available for
                       sale                                        26,111              26,111             24,073             24,073
            Loans receivable, net of allowance for
                       loan losses and deferred costs             135,108             135,285             97,480             99,259

      Financial liabilities:
            Deposits with no stated maturity                       87,742              87,742             60,871             60,871
            Time deposits                                          89,461              91,319             68,990             70,881
            Securities sold under agreements to
                       repurchase                                  10,113              10,113              9,567              9,567
            FHLB advances                                           5,000               5,000                  0                  0

                                                     CONTRACT                       CONTRACT
                                                     AMOUNT         FAIR VALUE        AMOUNT          FAIR VALUE
                                                     ------         ----------        ------          ----------
      Unrecognized financial instruments:
            Loan commitments (loan fees)             $27,601            $41            $21,738            $32
            Standby letters of credit                    373              0                388              0
            Credit cards                               4,258              0                450              0

      LIMITATIONS - The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Quoted market prices, when available, are used as the measure of fair value. When quoted market prices are not available, fair value estimates have been based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are inherently subjective, involving uncertainties and matters of significant judgment, and, therefore, may not be indicative of the value that could be realized in a current market exchange. Changes in assumptions could significantly affect the estimates.

      The value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses for investments and mortgage-backed securities can have a significant effect on fair value estimates and have not been considered in many of the estimates.

18.   RISKS AND UNCERTAINTIES:

      The earnings of the Company depend on the earnings of the Bank. The Bank is dependent primarily upon the level of net interest income, which is the difference between interest earned on its interest earning assets, such as loans and investments and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, the operations of the Bank are subject to risks and uncertainties surrounding its exposure to changes in the interest rate environment.

      Most of the Bank's lending activity is with customers located within Sarasota and Manatee counties. Generally, the loans are collateralized by real estate consisting of single family residential and commercial properties. While this represents a concentration of credit risk, the credit losses arising from this type of lending compares favorably with the Bank's credit loss experience on its portfolio as a whole. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

      The financial statements of the Company are prepared in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

      Significant estimates are made by management in determining the allowance for possible loan losses. Consideration is given to a variety of factors in establishing these estimates including current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Since the allowance for possible loan losses is dependent, to a great extent, on general and other conditions that may be beyond the Bank's control, it is at least reasonably possible that the estimates of the allowance for possible loan losses and the carrying values of the real estate assets could differ materially in the near term.

19.   PUBLIC OFFERING OF COMMON STOCK:

      In February 1996, American Bancshares, Inc. completed a public offering of 1,250,000 shares of common stock at $6.00 per share (the Offering). Prior to the Offering, there was no public market for the Company's common stock. The common stock is traded on the NASDAQ National Market System under the symbol "ABAN." In connection with this Offering, the Board of Directors approved increasing the number of authorized shares of common stock for American Bancshares, Inc. to 10,000,000 shares. Subsequent to the Offering, an additional 187,500 shares of common stock were issued as part of the over-allotment amount. The net proceeds of the Offering, after deducting applicable issuance costs and expenses, were approximately $7,377,000 and are to be used for general corporate purposes, including the financing of working capital needs, capital expenditures and possible future acquisitions.

      In 1995, the Company sold 87,218 shares of common stock at $6.00 per share in relation to a stock offering. Net proceeds after stock issuance costs were $479,774.

20.   REGULATORY CAPITAL:

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

      The Bank's actual capital amounts and ratios are also presented in the table. There were no deductions for interest-rate risk in 1996 or 1995.



                                                                                             FOR CAPITAL
                                               ACTUAL                                     ADEQUACY PURPOSES
                                        --------------------  ---------------------------------------------------------------------
                                           AMOUNT     RATIO                   AMOUNT                               RATIO
                                        ------------- ------  -------------------------------------  ------------------------------
As of December 31, 1996:
     Total Capital (to Risk Weighted
          Assets)                       $ 15,790,512  10.65%  greater than or equal to $ 11,864,054  greater than or equal to  8.0%
     Tier I Capital (to Risk Weighted
          Assets)                       $ 14,790,512   9.97%  greater than or equal to $  5,932,027  greater than or equal to  4.0%
     Tier I Capital (to Averaged
          Assets)                       $ 14,790,512   7.22%  greater than or equal to $  6,143,606  greater than or equal to  3.0%

As of December 31, 1995:
     Total Capital (to Risk Weighted
          Assets)                       $ 10,642,808   9.50%  greater than or equal to $  8,957,744  greater than or equal to  8.0%
     Tier I Capital (to Risk Weighted
          Assets)                       $  9,696,808   8.66%  greater than or equal to $  4,478,872  greater than or equal to  4.0%
     Tier I Capital (to Averaged
          Assets)                       $  9,696,808   6.33%  greater than or equal to $  4,597,590  greater than or equal to  3.0%


                                                                                        TO BE WELL
                                                                                     CAPITALIZED UNDER
                                                                                    PROMPT CORRECTIVE
                                                                                    ACTION PROVISIONS
                                                       ---------------------------------------------------------------------
                                                                    AMOUNT                                RATIO
                                                       -----------------------------------     -----------------------------
      As of December 31, 1996:
           Total Capital (to Risk Weighted
                Assets)                               greater than or equal to $14,830,067     greater than or equal to 10.0%
           Tier I Capital (to Risk Weighted
                Assets)                               greater than or equal to $ 8,898,040     greater than or equal to  6.0%
           Tier I Capital (to Averaged
                Assets)                               greater than or equal to $10,239,343     greater than or equal to  5.0%

      As of December 31, 1995:
           Total Capital (to Risk Weighted
                Assets)                               greater than or equal to $11,197,179     greater than or equal to 10.0%
           Tier I Capital (to Risk Weighted
                Assets)                               greater than or equal to $ 6,718,308     greater than or equal to  6.0%
           Tier I Capital (to Averaged
                Assets)                               greater than or equal to $ 7,662,650     greater than or equal to  5.0%

21.   FUTURE ACCOUNTING PRONOUNCEMENTS:

      In June 1996, Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (SFAS No. 125) was issued. SFAS No. 125 provides accounting and reporting standards based on a control-oriented "financial-components" approach. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 is effective on a prospective basis January 1, 1997.

      In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS No. 128). SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. Management has not determined the impact that the adoption of this statement will have on the financial statements.

22.   CONDENSED PARENT COMPANY FINANCIAL STATEMENTS:

      The condensed financial statements of American Bancshares, Inc., as the parent organization, are presented as follows:


                             CONDENSED BALANCE SHEET

                                                                                DECEMBER 31,             DECEMBER 31,
                                                                                   1996                     1995
                                                                                ------------             ----------
      Assets:
           Cash                                                                 $  3,392,968             $        0
           Premises and equipment                                                    682,118                      0
           Prepaid expense                                                             5,781                      0
           Investment in banking subsidiary                                       14,733,040              9,698,469
                                                                                ------------             ----------
                 Total assets                                                   $ 18,813,907             $9,698,469
                                                                                ============             ==========
      Liabilities:
                 Total liabilities                                              $          0             $        0
                                                                                ------------             ----------
      Shareholders' equity:
           Common stock                                                            4,702,049              2,821,257
           Additional paid-in capital                                             11,736,471              5,257,877
           Unrealized gain (loss) on investment securities available
                      for sale, net                                                  (79,951)                47,486
           Retained earnings                                                       2,455,338              1,571,849
                                                                                ------------             ----------

                 Total shareholders' equity                                       18,813,907              9,698,469
                                                                                ------------             ----------

                 Total liabilities and shareholders' equity                     $ 18,813,907             $9,698,469
                                                                                ============             ==========

                        CONDENSED STATEMENT OF OPERATIONS


                                                                        YEAR ENDED            YEAR ENDED
                                                                        DECEMBER 31,          DECEMBER 31,
                                                                           1996                   1995
                                                                        ---------             ----------
      Equity in undistributed earnings of banking subsidiary            $ 953,567             $1,017,909
      Operating expense                                                   (70,078)                     0
                                                                        ---------             ----------
                 Net income                                             $ 883,489             $1,017,909
                                                                        =========             ==========


                        CONDENSED STATEMENT OF CASH FLOWS

                                                                                 YEAR ENDED         YEAR ENDED
                                                                                 DECEMBER 31,       DECEMBER 31,
                                                                                    1996               1995
                                                                                 -----------           ----
                Cash flows used in operating activities                          $   (75,859)            $0
                                                                                 -----------             --
                Cash flows used in investing activities:
                     Acquisition of premises and equipment                        (4,890,559)             0
                                                                                 -----------             --
                Cash flows provided by financing activities:
                     Proceeds from sale of common stock (net of stock
                                offering costs)                                    8,359,386              0
                                                                                 -----------             --
                           Net increase in cash                                    3,392,968              0

                           Cash at beginning of year                                       0              0
                                                                                 -----------             --
                           Cash at end of year                                   $ 3,392,968             $0
                                                                                 ===========             ==

                          AMERICAN BANK OF BRADENTON

                      CONSOLIDATED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)



                                                                                1997
                                                                             -----------
                                                                             (UNAUDITED)

                                     ASSETS
Cash and due from banks ..................................................    $  9,176
Federal funds sold .......................................................       6,324
Interest-bearing deposits in banks .......................................       1,586
Mortgage loans held for sale .............................................      42,064
Investment securities available for sale .................................      35,789
Mortgage-backed securities, available for sale ...........................       4,684
Loans receivable (net of allowance for loan losses and deferred loan
  fees/costs of $733,256 as of September 30, 1997) .......................     159,598
Other real estate owned ..................................................          60
Goodwill .................................................................          81
Other assets .............................................................       2,621
                                                                              --------
     Total assets ........................................................    $270,192
                                                                              ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

  Deposits ...............................................................    $226,097
  Securities sold under agreements to repurchase .........................      17,684
  Federal funds purchase and FHLB borrowings .............................       5,000
  Other liabilities ......................................................       1,009
                                                                              --------
     Total liabilities ...................................................    $249,790
                                                                              --------

Shareholders' equity:

  Common shares, $1.175 par value; 10,000,000 authorized,
    4,040,927 shares issued and outstanding as of September 30, 1997 .....       4,783
  Additional paid-in capital .............................................      12,033
  Unrealized gain (loss) on investment securities
    available for sale, net ..............................................          38
  Retained earnings ......................................................       3,548
                                                                              --------
     Total shareholders' equity ..........................................      20,402
                                                                              --------
     Total liabilities and stockholders' equity ..........................    $270,192
                                                                              ========

   The accompanying notes are an integral part of these financial statements.

                          AMERICAN BANK OF BRADENTON

                         CONDENSED STATEMENTS OF INCOME
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                1997          1996
                                                                             -----------    ---------
                                                                             (UNAUDITED)    (UNAUDITED
Interest income:
  Interest and fees on loans .............................................     $11,960         $ 8,760
  Interest on mortgage-backed securities, taxable.........................         233             321
  Interest on investment securities, taxable .............................       1,726             862
  Interest on investment securities, non-taxable .........................          14              14
  Other interest income ..................................................         240             177
                                                                              --------         -------
     Total interest income ...............................................      14,173          10,334
                                                                              --------         -------
Interest expense:
  Deposits ...............................................................       6,762           4,964
  Securities sold under agreements to repurchase .........................         438             255
  Federal funds purchased and FHLB advances ..............................         269              44
                                                                              --------         -------
     Total interest expense ..............................................       7,469           5,263
                                                                              --------         -------
  Net interest income ....................................................       6,704           5,071
  Provision for loan losses ..............................................         615             207
                                                                              --------         -------
  Net interest income after provision for loan losses ....................       6,089           4,864
                                                                              --------         -------
Noninterest income:
  Service charges and fees ...............................................         925             517
  Gain on sale of leases .................................................          90             164
  Gain on sale of securities .............................................          73              60
  Gain on sale of servicing ..............................................         346              38
  Broker loan fees .......................................................         242              31
  Originated mortgage servicing rights ...................................          92             196
  Merchant fees ..........................................................         362             188
  Other income ...........................................................         384             222
                                                                              --------         -------
     Total noninterest income ............................................       2,514           1,416
                                                                              --------         -------
Noninterest expense:
  Salaries and employee benefits .........................................       3,180           2,538
  Net occupancy expense ..................................................         466             279
  Furniture and equipment expenses .......................................         454             322
  Data processing fees ...................................................         286             416
  Other expenses .........................................................       2,513           1,693
                                                                              --------         -------
     Total noninterest expense ...........................................       6,899           5,248
                                                                              --------         -------
  Income before income tax provision .....................................       1,704           1,032
  Provision for income tax ...............................................         659             382
  Net income .............................................................     $ 1,045          $  650
                                                                              ========         =======
Earnings per common share:
  Primary ................................................................     $  0.26          $ 0.18
  Fully diluted ..........................................................     $  0.26          $ 0.17
Average number of shares outstanding:
  Primary ................................................................   4,038,057       3,631,068
  Fully diluted ..........................................................   4,061,938       3,854,981

   The accompanying notes are an integral part of these financial statements.

                           AMERICAN BANK OF BRADENTON

                       CONDENSED STATEMENT OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                             1997            1996
                                                         -----------     -----------
                                                         (UNAUDITED)     (UNAUDITED)
Cash flows from operation activities

Net income............................................    $  1,045         $    650
Adjustments to reconcile net income to net cash
 provided by operation activities:
  Provision for loan losses...........................         615              208
  Net gain on sale of investment securities...........         (73)             (60)
  Net gain on sale of loans...........................         (90)            (165)
  Net gain on sale of mortgage servicing rights.......        (396)             (25)
  Net gain on original mortgage servicing rights......         (92)            (207)
  Net gain on sale of assets..........................           0                0
  Deferred income taxes...............................         (65)             381
  Depreciation........................................         466              291
  Net amortization of premiums and accretion of
   discounts on investment securities.................          13             (101)
  Increase in other liabilities.......................         171              406
  Increase in other assets............................         146              119
                                                          --------         --------
    Total adjustments.................................         745              847
                                                          --------         --------
  Net cash provided by operating activities...........       1,790            1,497
                                                          --------         --------
Cash flows from investing activities:
  Loan origination, net of repayments.................     (70,485)         (54,976)
  Purchase of loans held for sale.....................           0                0
  Proceeds from sales of loans held for sale..........      28,823           22,576
  Purchase of bank premises and equipment.............      (1,796)          (2,714)
  Proceeds on sales of assets.........................           0                0
  Proceeds from maturities of held to maturity
   investment securities..............................           0                0
  Proceeds from sales and maturities of available
   for sale investment securities.....................      13,597           16,460
  Purchase of held to maturity investment securities..           0                0
  Purchases of available for sale investment
   securities, net of repayments......................     (28,141)         (24,214)
                                                          --------         --------
    Net cash used in investing activities.............     (62,642)         (42,868)
                                                          --------         --------
Cash flows from financing activities;
 Net increase (decrease) in demand deposits, NOW and
  savings accounts....................................      27,393           20,384
 Net increase in time deposits........................      21,504           18,286
 Net increase (decrease) in securities sold under
  agreements to repurchase............................       7,571           (1,679)
 Principal payments under capital lease obligations...           0                0
 Proceeds from advances from FHLB and federal reserve
  funds purchased.....................................           0                0
 Proceeds from stock sale.............................         425            8,220
                                                          --------         --------
 Net cash provided by financing activities............      56,893           45,211
                                                          --------         --------
 Net increase (decrease) in cash and cash equivalents.      (3,959)           4,042
 Cash and equivalents at beginning of period..........      21,045            6,768
                                                          --------         --------
 Cash and cash equivalents at end of period...........    $ 17,086         $ 10,810
                                                          ========         ========


    The accompanying notes are an integral part of these financial statements.

                   AMERICAN BANCSHARES, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Note 1.   Holding Company and Subsidiaries Background Information

          American Bancshares, Inc. (Company), is a one bank holding company, operated under the laws of the state of Florida. Its wholly owned banking subsidiary is American Bank of Bradenton (Bank), a state chartered bank. The Holding Company, a Florida corporation organized June 30, 1995, is a registered holding company under the Bank Holding Company Act of 1956, as amended, and on December 1, 1995 became the bank holding company for the Bank. The Bank was incorporated on December 6, 1988 and opened for business on May 8, 1989. The Bank is a general commercial bank with all the rights, powers, and privileges granted and conferred by the Florida Banking Code. Although the Holding Company was not formed until June 30, 1995 and did not acquire the Bank until December 1, 1995, the financial statements have been presented as if the Holding Company had been in existence since the Bank was formed in 1988 and as if the Bank was its wholly owned subsidiary since that time.

          The Company organized "Freedom Finance Company" (Finance Company), a Florida Corporation, as a non-banking subsidiary on June 11, 1997. The Finance Company was capitalized by the Company on July 11, 1997. The Finance Company is licensed under the Florida Consumer Finance Act by the Florida Department of Banking and Finance. The purpose of Freedom Finance Company is to make "consumer finance loans." A "consumer finance loan" means a loan of money, credit or goods in the amount of $25,000 or less for which the Lender charges, contracts for, collects or receives interest at a rate greater than 18% per annum.

          On September 23, 1997 the Company entered into a definitive merger agreement. Pursuant to the merger agreement the Company will acquire Murdock Florida Bank (Murdock) on a stock-for-stock basis valued at $29.22 per share in a tax free exchange. Murdock Florida Bank is a community bank serving Murdock, Florida and the surrounding area of northern Charlotte county and southern Sarasota county. The acquisition is expected to close in the fourth quarter of 1997 or the first quarter of 1998 and to be accounted for as a pooling of interests. Based upon information provided by Murdock, management believes the transaction will be accretive to 1998 earnings in excess of ten percent. The merger agreement has been approved by the boards of directors of both American Bancshares, Inc. and Murdock Florida Bank. The merger must also be approved by Murdock shareholders and by Federal and State bank regulatory authorities and is subject to various customary closing conditions.

Note 2.   Basis of Presentation

          The accompanying unaudited condensed consolidated financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading. The results of operations for the three month period and the nine month period ended September 30, 1997 are not necessarily indicative of the results expected for the full year.

          The organization and business of the Company, accounting policies followed by the Company and other information are contained in the Company's December 31, 1996 Form 10-KSB. This quarterly report should be read in conjunction with such annual report.

Note 3.   Investments

          The Company's investment and mortgage-backed securities are classified as available for sale and recorded at fair value as required by the provisions of Statement of Financial Accounting Standards number 115. Unrealized gains and losses are reflected as a separate component of shareholders' equity on the consolidated statement of condition. At September 30, 1997, an unrealized gain, net of tax, of $38,000 was reflected as an increase of shareholders' equity.

Note 4.   Earnings Per Share

          Earnings per share have been computed by dividing net income by the weighted average number of shares outstanding for the respective period(s). The increase in the weighted average number of shares is a result of the Company's public offering in February 1996. Common stock equivalents in the form of stock warrants and options have been included to reflect the dilution effect of such warrants and options.

Note 5.   Capital

          In December 1995, the Company filed a registration statement on Form SB-2 with the Securities and Exchange Commission to register for sale 1,250,000 shares of the Company's common stock (with an additional 187,500 shares subject to the underwriter's over allotment option) at $6.00 per share pursuant to a firm commitment underwritten public offering. The SB-2 became effective February 6, 1996, with the sale of 1,250,000 shares of common stock consummated on February 13, 1996. On March 6, 1996, the underwriter elected to exercise the over allotment, consummating the transaction on March 13, 1996. Of the net proceeds of approximately $7.5 million, $4.9 million has been contributed as capital to the Bank and approximately $1,420,000 invested to date in land and building in the construction of an administrative facility. The balance will be used for general corporate purposes including the construction of a new administrative facility, possible acquisitions of other financial institutions, and working capital.

Note 6.   Impact of Recently Issued Accounting Standards

          Comprehensive Income: In June, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting of Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for the fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management does not believe that adoption of SFAS No. 130 will have a material impact on the company's financial statements.

          Disclosure About Segments of an Enterprise: In June, 1997 the Financial Accounting Standards Board also issued (SFAS) No. 131, Disclosures about segments of an Enterprise and Related Information, which establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company has not yet determined the impact adoption of SFAS No. 131 will have on its financial statements.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Murdock Florida Bank
Murdock, Florida:

         We have audited the balance sheet of Murdock Florida Bank (the "Bank") at December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Bank's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank at December 31, 1996, and the results of its operations and its cash flows for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.





/s/ Hacker, Johnson, Cohen & Grieb

HACKER, JOHNSON, COHEN & GRIEB


Tampa, Florida
February 22, 1997

                              MURDOCK FLORIDA BANK

                                 BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                      DECEMBER 31,
          ASSETS                                                                                         1996
                                                                                                         ----
Cash and due from banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $  1,185
Interest-bearing deposits with banks  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              746
                                                                                                        --------

          Total cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . . . . .            1,931

Interest-bearing time deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              587
Securities available for sale   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           16,822
Loans receivable, net of allowance for loan losses of $761  . . . . . . . . . . . . . . . . . .           40,156
Foreclosed real estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               94
Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              256
Restricted securities, Federal Home Loan Bank stock . . . . . . . . . . . . . . . . . . . . . .              576
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              518
Deferred tax asset  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              511
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              214
                                                                                                        --------

          Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 61,665
                                                                                                        ========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Demand deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            3,458
     Savings and NOW deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           16,097
     Time deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           35,675
                                                                                                        --------

          Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           55,230

     Advance from Federal Home Loan Bank of Atlanta . . . . . . . . . . . . . . . . . . . . . .            1,300
     Other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              445
                                                                                                        --------

          Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           56,975
                                                                                                        --------

Commitments (Notes 4 and 7)

Stockholders' equity:
     Common stock, $10 par value; 800,000 shares authorized
          385,015 issued and outstanding  . . . . . . . . . . . . . . . . . . . . . . . . . . .            3,850
     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              703
     Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              148
     Unrealized depreciation on securities available
          for sale, net of tax of $(7)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (11)
                                                                                                        --------

          Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            4,690
                                                                                                        --------

          Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 61,665
                                                                                                        ========





See accompanying Notes to Financial Statements.

                              MURDOCK FLORIDA BANK

                            STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                YEAR ENDED
                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                             1996           1995
                                                                                             ----           ----
Interest income:
     Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  3,559          3,177
     Securities available for sale  . . . . . . . . . . . . . . . . . . . . . . . . .         1,184          1,109
     Other interest-earning assets  . . . . . . . . . . . . . . . . . . . . . . . . .           140            131
                                                                                           --------       --------

          Total interest income . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,883          4,417
                                                                                           --------       --------

Interest expense:
     Interest expense on deposits . . . . . . . . . . . . . . . . . . . . . . . . . .         2,548          2,432
     Interest expense on other borrowings . . . . . . . . . . . . . . . . . . . . . .             6              9
                                                                                           --------       --------

          Total interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . .         2,554          2,441
                                                                                           --------       --------

          Net interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,329          1,976

Provision for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           228            219
                                                                                           --------       --------

          Net interest income after provision for loan losses . . . . . . . . . . . .         2,101          1,757
                                                                                           --------       --------

Noninterest income:
     Other fees and service charges . . . . . . . . . . . . . . . . . . . . . . . . .           459            482
     (Loss) gain on sale of foreclosed real estate  . . . . . . . . . . . . . . . . .          (336)            64
     Gain on sale of securities available for sale  . . . . . . . . . . . . . . . . .             1              6
     Deferred profit on sale of foreclosed real estate  . . . . . . . . . . . . . . .           155              -
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            35             61
                                                                                           --------      --------

          Total noninterest income  . . . . . . . . . . . . . . . . . . . . . . . . .           314            613
                                                                                           --------      ---------

Noninterest expenses:
     Salaries and employee benefits . . . . . . . . . . . . . . . . . . . . . . . . .           891            889
     Occupancy  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           334            338
     SAIF assessment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           348              -
     Data processing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           185            178
     Federal insurance premium  . . . . . . . . . . . . . . . . . . . . . . . . . . .           113            135
     Advertising  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            31             24
     Foreclosed real estate expense . . . . . . . . . . . . . . . . . . . . . . . . .           223            632
     Office expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           202            120
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           250            324
                                                                                           --------      ---------

          Total noninterest expenses  . . . . . . . . . . . . . . . . . . . . . . . .         2,577          2,640
                                                                                           --------      ---------

Loss before income tax benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . .          (162)          (270)

          Income tax benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (61)          (102)
                                                                                           --------      ---------

Net loss    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $   (101)          (168)
                                                                                           ========      =========

Loss per share  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $   (.26)          (.44)
                                                                                           ========      =========

Weighted-average number of shares outstanding . . . . . . . . . . . . . . . . . . . .       385,015        385,015
                                                                                            =======      =========



See accompanying Notes to Financial Statements.

                              MURDOCK FLORIDA BANK

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)




                                                                                      UNREALIZED
                                                                                     APPRECIATION
                                                                                    (DEPRECIATION)
                                     COMMON STOCK                                         ON
                                ------------------------    ADDITIONAL                 SECURITIES     TOTAL
                                NUMBER OF                     PAID-IN      RETAINED    AVAILABLE   STOCKHOLDERS'
                                 SHARES        AMOUNT        CAPITAL       EARNINGS     FOR SALE       EQUITY
                               ----------    -----------   -----------  ------------- -----------   ------------
Balance at December 31,
   1994   . . . . . . . . .       385,015      $ 3,850          703            417         (293)       4,677

Net loss  . . . . . . . . .          -              -            -            (168)          -          (168)

Unrealized appreciation on
   securities available
   for sale   . . . . . . .          -              -            -              -           425          425
                                ---------      -------         ----           ----          ---        -----

Balance at December 31,
   1995   . . . . . . . . .       385,015        3,850          703            249          132        4,934

Net loss  . . . . . . . . .          -              -            -            (101)          -          (101)

Unrealized depreciation on
   securities available
   for sale   . . . . . . .          -              -            -             -           (143)        (143)
                                ---------      -------         ----          ----           ---        -----

Balance at December 31,
   1996   . . . . . . . . .       385,015      $ 3,850          703            148          (11)       4,690
                                  =======        =====          ===            ===          ===        =====





See accompanying Notes to Financial Statements.

                              MURDOCK FLORIDA BANK

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                   YEAR ENDED
                                                                                                   DECEMBER 31,
                                                                                              --------------------
                                                                                               1996           1995
                                                                                               ----           ----
Cash flows from operating activities:
     Net loss   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  (101)          (168)
     Adjustments to reconcile net loss to net cash
       from operating activities:
          Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            83            113
          Decrease (increase) in other assets . . . . . . . . . . . . . . . . . . . .            51             (2)
          Provision for loan losses . . . . . . . . . . . . . . . . . . . . . . . . .           228            219
          Gain from sale of securities available for sale . . . . . . . . . . . . . .            (1)            (6)
          (Decrease) increase in other liabilities  . . . . . . . . . . . . . . . . .          (300)           364
          Increase in accrued interest receivable . . . . . . . . . . . . . . . . . .           (56)           (19)
          Net amortization of fees, premiums and discounts  . . . . . . . . . . . . .            29             95
          Loss (gain) on sale of foreclosed real estate . . . . . . . . . . . . . . .           336            (64)
          Decrease in accrued income taxes payable  . . . . . . . . . . . . . . . . .            -              (4)
          Write-down on foreclosed real estate  . . . . . . . . . . . . . . . . . . .            79            439
          Deferred income tax benefit . . . . . . . . . . . . . . . . . . . . . . . .           (61)          (131)
                                                                                            -------         ------

               Net cash flow provided by operating activities . . . . . . . . . . . .           287            836
                                                                                            -------         ------

Cash flows from investing activities:
     Net decrease in interest-bearing time deposits . . . . . . . . . . . . . . . . .            -             (95)
     Purchase of securities available for sale  . . . . . . . . . . . . . . . . . . .        (7,993)        (6,590)
     Proceeds from sale of securities available for sale  . . . . . . . . . . . . . .         6,038          4,311
     Proceeds from sale of foreclosed real estate . . . . . . . . . . . . . . . . . .         1,405            215
     Net purchases of property and equipment  . . . . . . . . . . . . . . . . . . . .          (130)           (52)
     Principal repayments and maturities of securities available for sale . . . . . .           704          2,825
     Net increase in loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (290)        (6,841)
     Capitalized expenditures on foreclosed real estate . . . . . . . . . . . . . . .          (127)           (25)
                                                                                            -------         ------

               Net cash used in investing activities  . . . . . . . . . . . . . . . .          (393)        (6,252)
                                                                                            -------         ------

Cash flows from financing activities:
     Net increase in demand, savings and NOW deposits . . . . . . . . . . . . . . . .         1,360          1,404
     (Decrease) increase in time deposits . . . . . . . . . . . . . . . . . . . . . .        (2,996)         5,196
     Proceeds from Federal Home Loan Bank advances  . . . . . . . . . . . . . . . . .         3,900          4,500
     Repayments of Federal Home Loan Bank advances  . . . . . . . . . . . . . . . . .        (4,100)        (3,600)
     Repayments of obligations under capital leases . . . . . . . . . . . . . . . . .            -             (11)
                                                                                            -------         ------

               Net cash (used in) provided by financing activities  . . . . . . . . .        (1,836)         7,489
                                                                                            -------         ------

               Net (decrease) increase in cash and cash equivalents . . . . . . . . .        (1,942)         2,073

Cash and cash equivalents at beginning of year  . . . . . . . . . . . . . . . . . . .         3,873          1,800
                                                                                            -------         ------

Cash and cash equivalents at end of year  . . . . . . . . . . . . . . . . . . . . . .       $ 1,931          3,873
                                                                                            =======         ======





See accompanying Notes to Financial Statements.

                              MURDOCK FLORIDA BANK

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Murdock Florida Bank (the "Bank") is a state-chartered nonFederal Reserve member commercial bank. The Bank's deposits are insured by the SAIF fund of the Federal Deposit Insurance Corporation (FDIC). The Bank provides retail community banking services in the Charlotte County, Florida area, including real estate secured loans, other asset based loans, commercial and consumer loans and deposit services.

          The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices:

     ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     SECURITIES. The Bank may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

     LOANS RECEIVABLE. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

          The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

          The allowance for loan losses is increased by charges against earnings and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     FORECLOSED REAL ESTATE. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the statements of operations.

     PREMISES AND EQUIPMENT. Bank premises, furniture and equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets.

                                                                     (continued)

                              MURDOCK FLORIDA BANK

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     INCOME TAXES. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the income tax provision.

     PER SHARE AMOUNTS. Earnings (loss) per share are computed by dividing net earnings by the weighted-average number of common shares outstanding. Per share amounts would not be materially diluted by the exercise of outstanding stock options. Because of limited trading activity in the Bank's common stock, the book value was used for the purposes of determining the materiality of dilution.

     OFF-BALANCE-SHEET INSTRUMENTS. In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

     STOCK-BASED COMPENSATION.  In October 1995, the Financial Accounting
          Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Statement 123 establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion
          25). The Bank has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Statement 123 requires the disclosure of proforma net earnings and earnings per share determined as if the Bank accounted for its employee stock options under the fair value method of that Statement.

     FUTURE ACCOUNTING REQUIREMENTS.  The FASB has issued Statement of
          Financial Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. Management does not anticipate SFAS 125 will have a material impact on the Bank.

(2) SECURITIES AVAILABLE FOR SALE
    Securities have been classified according to management's intent. The carrying amount of securities available for sale and their approximate fair values are summarized as follows (in thousands):

                                                                           GROSS          GROSS
                                                           AMORTIZED    UNREALIZED     UNREALIZED       FAIR
                                                            COST           GAINS         LOSSES        VALUE
                                                        ------------    ----------     ----------   ----------
       DECEMBER 31, 1996:
          U.S. Treasury and agency securities . . . .     $  9,574           16           114           9,476
          Municipal bonds . . . . . . . . . . . . . .          521           15            -              536
          Mortgage-backed securities  . . . . . . . .        6,753           97            40           6,810
                                                          --------          ---           ---          ------

             Total    . . . . . . . . . . . . . . . .     $ 16,848          128           154          16,822
                                                          ========          ===           ===          ======

                                                                     (continued)

                              MURDOCK FLORIDA BANK

(2) SECURITIES AVAILABLE FOR SALE, CONTINUED
   The scheduled maturities of securities available for sale at December 31, 1996 are summarized as follows (in thousands):

                                                                                        AMORTIZED          FAIR
                                                                                         COST              VALUE
                                                                                      -----------       -----------
             Due in one year or less  . . . . . . . . . . . . . . . . . . . . .          $  1,001           1,010
             Due after one year through five years  . . . . . . . . . . . . . .             3,591           3,535
             Due after five years through ten years . . . . . . . . . . . . . .             5,003           4,969
             Due after ten years  . . . . . . . . . . . . . . . . . . . . . . .               500             498
             Mortgage-backed securities . . . . . . . . . . . . . . . . . . . .             6,753           6,810
                                                                                         --------          ------

                 Total      . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 16,848          16,822
                                                                                         ========          ======

    Sales of securities available for sale were as follows (in thousands):

                                                                                                  YEAR ENDED
                                                                                                  DECEMBER 31,
                                                                                              -------------------
                                                                                                 1996        1995
                                                                                                 ----        ----
          Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 6,038       4,311
                                                                                              =======       =====

          Gross gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2           6
          Gross losses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1         -
                                                                                              -------       -----

          Net gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $     1           6
                                                                                              =======       =====

   In November 1995, the FASB issued a Special Report entitled "A Guide to
       Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This Special Report allowed companies a one-time opportunity to reassess its classification of certain securities. As a result of this opportunity, the Bank transferred all of its held-to-maturity securities to available for sale. The amortized cost of the securities transferred was approximately $7,496,000 at the time of transfer.

(3) LOANS RECEIVABLE
   The components of loans were as follows (in thousands):

                                                                                                  AT DECEMBER 31,
                                                                                                      1996
                                                                                                      ----
          Real estate loans:
             Residential  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $ 27,513
             Commercial   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                6,659
             Construction   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                1,338
                                                                                                     -------

             Total real estate loans  . . . . . . . . . . . . . . . . . . . . . . . . .               35,510

          Consumer loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                2,332
          Commercial loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                2,718
          Loans on deposit accounts . . . . . . . . . . . . . . . . . . . . . . . . . .                  819
                                                                                                     -------

                                                                                                      41,379
          Deduct:
             Loans in process   . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  445
             Deferred loan fees, net  . . . . . . . . . . . . . . . . . . . . . . . . .                   17
             Allowance for loan losses  . . . . . . . . . . . . . . . . . . . . . . . .                  761
                                                                                                     -------

                                                                                                    $ 40,156
                                                                                                      ======


                                                                     (continued)

                              MURDOCK FLORIDA BANK

(3) LOANS RECEIVABLE, CONTINUED
   An analysis of the change in the allowance for loan losses is summarized as follows (in thousands):

                                                                                                  YEAR ENDED
                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                 1996        1995
                                                                                                 ----        ----

             Balance at beginning of year   . . . . . . . . . . . . . . . . . . . . . .         $ 663          749
             Provision for loan losses  . . . . . . . . . . . . . . . . . . . . . . . .           228          219
             Recoveries   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3           44
             Charge-offs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (133)        (349)
                                                                                                -----          ---

                Balance at end of year  . . . . . . . . . . . . . . . . . . . . . . . .         $ 761          663
                                                                                                =====          ===

   LOAN IMPAIRMENT AND LOSSES. The following summarizes the amounts of specifically identified impaired loans (in thousands):


                                                                                                ESTIMATED FAIR
                                                                                             VALUE OF COLLATERAL
                                                                                               AT DECEMBER 31,
                                                                                           ----------------------
                                                                                             1996            1995
                                                                                             ----            ----
             Loans identified as impaired:
                 Gross loans with no related allowance for losses . . . . . . . . . . . . $    -                -
                 Gross loans with related allowance for losses recorded . . . . . . . . .      -            1,224
                 Less:  Allowances on these loans . . . . . . . . . . . . . . . . . . . .      -              260
                                                                                          ------            -----

             Net investment in impaired loans   . . . . . . . . . . . . . . . . . . . . .
                                                                                          $    -              964
                                                                                          ======            =====

    The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                                                                                                 ----------------
                                                                                                1996         1995
                                                                                                ----         ----

             Average investment in impaired loans   . . . . . . . . . . . . . . . . . . .     $    -           814
                                                                                              ======          ====
             Interest income recognized on impaired loans   . . . . . . . . . . . . . . .     $    -             -
                                                                                              ======          ====
             Interest income received on impaired loans   . . . . . . . . . . . . . . . .     $    -             -
                                                                                              ======          ====

                                                                     (continued)

                              MURDOCK FLORIDA BANK

(4) PREMISES AND EQUIPMENT
    A summary of property and equipment follows (in thousands):


                                                                                                  AT DECEMBER 31,
                                                                                                     1996
                                                                                                     ----

          Building and leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . .        $   446
          Furniture, fixtures and equipment . . . . . . . . . . . . . . . . . . . . . . . . .          1,172
                                                                                                       -----

                Total, at cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,618

          Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,362
                                                                                                       -----

                                                                                                     $   256
                                                                                                       =====

   The Bank leases its facilities and certain equipment under operating leases with noncancellable terms. Rent expense amounted to $145,000 for both the years ended December 31, 1996 and 1995. A summary of the operating lease commitments at December 31, 1996 follows (in thousands):

                YEAR ENDING DECEMBER 31,                                                 AMOUNT
                ------------------------                                                 ------
                        1997  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 145
                        1998  . . . . . . . . . . . . . . . . . . . . . . . . . . .         145
                        1999  . . . . . . . . . . . . . . . . . . . . . . . . . . .         145
                        2000  . . . . . . . . . . . . . . . . . . . . . . . . . . .          84
                                                                                            ---

                        Total . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 519
                                                                                            ===

(5) DEPOSITS
    At December 31, 1996, the scheduled maturities of certificates of deposit are as follows (in thousands):

                YEAR ENDING DECEMBER 31,                                                 AMOUNT
                ------------------------                                                 ------
                    1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 21,571
                    1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,999
                    1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,849
                    2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,407
                    2001 and thereafter . . . . . . . . . . . . . . . . . . . . .         1,849
                                                                                         ------

                                                                                       $ 35,675
                                                                                         ======

    The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000 was approximately $3.2 million at December 31, 1996.

                                                                     (continued)

                              MURDOCK FLORIDA BANK

(6) ADVANCE FROM THE FEDERAL HOME LOAN BANK
    The advance from the Federal Home Loan Bank of Atlanta is shown below.  The
        Bank has pledged all of its stock in the Federal Home Loan Bank of Atlanta and four securities with a book value of approximately $1,430,000 at December 31, 1996 as collateral for this advance.

                                                                                                  BALANCE AT
                                                  INTEREST                                        DECEMBER 31,
            MATURITY                                RATE                                            1996
            --------                              --------                                          ----
                                                                                                (In thousands)
                1997                                 6.95%                                          $ 1,300
                                                                                                      =====

(7) FINANCIAL INSTRUMENTS
    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in these financial instruments.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer.

    A summary of the notional amounts of the Bank's financial instruments, with off balance sheet risk at December 31, 1996 follows (in thousands):


            Unfunded loan commitments at variable rates . . . . . . . . . . . . . .     $ 1,794
                                                                                        =======
            Unused lines of credit  . . . . . . . . . . . . . . . . . . . . . . . .     $   125
                                                                                        =======


(8) CREDIT RISK
    The Bank grants loans to borrowers throughout the State of Florida with a majority of the loans in the Charlotte County area. Although the Bank has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy of the Charlotte County area of Florida.

                                                                     (continued)

                              MURDOCK FLORIDA BANK

(9) INCOME TAXES
    The benefit for income taxes consists of the following (in thousands):


                                                                                                    YEAR ENDED
                                                                                                    DECEMBER 31,
                                                                                                 -----------------
                                                                                                 1996         1995
                                                                                                 ----         ----
             Current:
                 Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  -          23
                 State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         -           6
                                                                                                 -----       ----

                   Total current  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         -          29
                                                                                                 -----       ----

             Deferred:
                 Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (52)      (112)
                 State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (9)       (19)
                                                                                                 -----       ----

                   Total deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (61)      (131)
                                                                                                 -----       ----

                   Total income tax benefit . . . . . . . . . . . . . . . . . . . . . . . .      $ (61)      (102)
                                                                                                 =====       ====

    The benefit for income taxes is different than that computed by applying the federal statutory rate of 34%, as indicated in the following analysis (dollars in thousands):


                                                                                    YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                                  1996                   1996
                                                                           ---------------------    --------------
                                                                            AMOUNT       %        AMOUNT       %
                                                                            ------     -----      ------     -----
             Tax at federal income tax rate . . . . . . . . . . . .         $(55)      (34)%     $ (92)      (34)%
             State income tax, net of federal tax benefit . . . . .           (6)       (4)         (9)       (3)
             Other  . . . . . . . . . . . . . . . . . . . . . . . .           -         -           (1)       (1)
                                                                            ----      ----       -----       ---

             Income tax benefit . . . . . . . . . . . . . . . . . .         $(61)      (38)%     $(102)      (38)%
                                                                            ====       ===       =====       ===

    The tax effects of each type of significant item that gave rise to deferred taxes are as follows (in thousands):


                                                                                                 AT DECEMBER 31,
                                                                                                     1996
                                                                                                     ----
             Deferred loan fees . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $    5
             Premises and equipment . . . . . . . . . . . . . . . . . . . . . . . . . .                 102
             Federal Home Loan Bank stock . . . . . . . . . . . . . . . . . . . . . . .                 (44)
             Net operating loss carryforward  . . . . . . . . . . . . . . . . . . . . .                 219
             Allowance for loan losses and foreclosed real
                 estate writedowns  . . . . . . . . . . . . . . . . . . . . . . . . . .                 211
             Unearned gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  27
             Unrealized depreciation on securities available for sale . . . . . . . . .                   7
             Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 (16)
                                                                                                     ------

                 Net deferred income tax asset  . . . . . . . . . . . . . . . . . . . .              $  511
                                                                                                     ======

    At December 31, 1996, the Bank has a net operating loss carryforward of approximately $580,000 which is available to offset future taxable income and which expires in 2011.
                                                                     (continued)

                              MURDOCK FLORIDA BANK

(10)  LOANS TO RELATED PARTIES
    In the ordinary course of business, the Bank has made loans at terms and rates prevailing at the time to officers and directors of the Bank and to entities in which they hold a financial interest. The aggregate dollar amount of these loans totaled approximately $371,000 at December 31, 1996.

(11)  STOCK OPTIONS
    In conjunction with his employment contract, the Bank's president, has been granted options to purchase 6,000 shares of the Bank's common stock at $12.50 per share, 2,000 shares at $12.90 per share, 2,000 shares at $12.58 per share, and 2,000 at $12.41 per share. The employment contract calls for an additional 2,000 shares to be granted annually. All options are exercisable at the date of grant at the officer's option and are exercisable anytime during his employment. The maximum number of shares under the agreement is 10% of the outstanding shares.

    On January 1, 1996, the Bank adopted Statement of Financial Accounting
         Standards No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted by this Statement, the Bank has elected to continue utilizing the intrinsic value method of accounting defined in APB Opinion No. 25. Due to the exercise price of the options approximating the market value of the common stock at the date of grant, no compensation expense has been recognized in the consolidated statements of operations.

    In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 6.0%, there would be no dividends paid by the Bank over the estimated exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. The following information pertains to the options granted to purchase common stock in 1996 and 1995 (in thousands):

                                                                                           1996        1995
                                                                                           ----        ----
             Weighted-average grant-date fair value of options
                 issued during the year . . . . . . . . . . . . . . . . . . . . . .       $   8          10
                                                                                            ===         ===

             Proforma net loss  . . . . . . . . . . . . . . . . . . . . . . . . . .       $(109)       (178)
                                                                                            ===         ===

(12)  PROFIT SHARING PLAN
    The Bank has a section 401(k) profit sharing plan covering substantially all employees. The plan provides for the Bank to provide certain percentage matching contributions for employee contributions (based on a percentage of compensation) to the plan. Expenses for the plan for the years ended December 31, 1996 and 1995 were $6,300 and $6,700, respectively.

                                                                     (continued)

                              MURDOCK FLORIDA BANK

(13)  REGULATORY MATTERS
    The Bank is subject to various regulatory capital requirements administered by regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1996, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

    The Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                TO BE WELL
                                                                                              CAPITALIZED UNDER
                                                                   FOR CAPITAL               PROMPT CORRECTIVE
                                           ACTUAL                ADEQUACY PURPOSES:          ACTION PROVISIONS:
                                     ---------------------       --------------------        -------------------
                                     AMOUNT          RATIO       AMOUNT         RATIO        AMOUNT         RATIO
                                     ------          -----       ------         -----        ------         -----
    AS OF DECEMBER 31, 1996:
         Total capital
         (to Risk-Weighted Assets)   $ 5,104         16.02%     $ 2,549          8.00%      $ 3,186         10.00%
         Tier I Capital
         (to Risk-Weighted Assets)     4,701         14.76        1,274          4.00         1,911          6.00
         Tier I Capital
         (to Average Assets)           4,701          7.63        2,463          4.00         3,080          5.00




                                                                     (continued)

                              MURDOCK FLORIDA BANK

(14) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Supplemental disclosure of cash flow information is as follows (in thousands):


                                                                                           YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                     -----------------------
                                                                                       1996             1995
                                                                                       ----             ----
     Cash paid during the year for:
          Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $   2,563           2,406
                                                                                   =========           =====

          Income taxes    . . . . . . . . . . . . . . . . . . . . . . . . .        $       5             115
                                                                                   =========           =====

     Supplemental disclosure of noncash transactions:
          Reclassification of loans to foreclosed real estate . . . . . . .        $     518             781
                                                                                   =========           =====

          Loans originated to facilitate sale of foreclosed
               real estate  . . . . . . . . . . . . . . . . . . . . . . . .        $     570             613
                                                                                   =========           =====

          Unrealized (depreciation) appreciation on securities
               available for sale . . . . . . . . . . . . . . . . . . . . .        $    (143)            425
                                                                                   =========           =====

(15)  SAIF ASSESSMENT
     On September 30, 1996, a one-time SAIF recapitalization assessment was enacted. The rate was 65.7 cents per $100 on domestic deposits held as of March 31, 1995. The effect on the Bank is a pretax charge of $348,000 on deposits of $52.9 million at March 31, 1995. This amount was paid in November, 1996.

                              MURDOCK FLORIDA BANK

                            CONDENSED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                     SEPTEMBER 30,
            ASSETS                                                                                       1997
                                                                                                         ----
                                                                                                      (UNAUDITED)

Cash and due from banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $  1,147
Interest-bearing deposits with banks  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,378
                                                                                                        --------

          Total cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . . . . .            2,525

Interest-bearing time deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,079
Securities available for sale   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           17,573
Loans receivable, net of allowance for loan losses of $815  . . . . . . . . . . . . . . . . . .           39,765
Foreclosed real estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               51
Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              257
Restricted securities, Federal Home Loan Bank stock . . . . . . . . . . . . . . . . . . . . . .              576
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              478
Deferred tax asset  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              311
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              259
                                                                                                        --------

          Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 62,874
                                                                                                        ========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Demand deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            3,867
     Savings and NOW deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           17,315
     Time deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           35,794
                                                                                                        --------

          Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           56,976

     Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               24
     Other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              690
                                                                                                        --------

          Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           57,690
                                                                                                        --------

Stockholders' equity:
     Common stock, $10 par value; 800,000 shares authorized
          385,015 issued and outstanding  . . . . . . . . . . . . . . . . . . . . . . . . . . .            3,850
     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              703
     Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              543
     Unrealized appreciation on securities available
          for sale, net of tax of $53 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               88
                                                                                                        --------

          Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            5,184
                                                                                                        --------

          Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 62,874
                                                                                                        ========



See accompanying Notes to Condensed Financial Statements.

                              MURDOCK FLORIDA BANK

                       CONDENSED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                              NINE MONTHS ENDED
                                                                                               SEPTEMBER 30,
                                                                                           -----------------------
                                                                                               1997           1996
                                                                                               ----           ----
                                                                                                 (UNAUDITED)
Interest income:
     Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    2,607          2,675
     Securities available for sale  . . . . . . . . . . . . . . . . . . . . . . . . .           982            868
     Other interest earning assets  . . . . . . . . . . . . . . . . . . . . . . . . .            87            110
                                                                                         ----------        -------

          Total interest income . . . . . . . . . . . . . . . . . . . . . . . . . . .         3,676          3,653
                                                                                         ----------        -------

Interest expense:
     Interest expense on deposits . . . . . . . . . . . . . . . . . . . . . . . . . .         1,851          1,917
     Interest expense on other borrowings . . . . . . . . . . . . . . . . . . . . . .             9              5
                                                                                         ----------        -------

          Total interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . .         1,860          1,922
                                                                                         ----------        -------

          Net interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,816          1,731

Provision for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            71            148
                                                                                         ----------        -------

          Net interest income after provision for loan losses . . . . . . . . . . . .         1,745          1,583
                                                                                         ----------        -------

Noninterest income:
     Other fees and service charges . . . . . . . . . . . . . . . . . . . . . . . . .           375            343
     Loss on sale of foreclosed real estate . . . . . . . . . . . . . . . . . . . . .            (7)           (52)
     (Loss) gain on sale of securities available for sale . . . . . . . . . . . . . .            (3)             1
     Deferred profit on sale of foreclosed real estate  . . . . . . . . . . . . . . .          -               155
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            11             35
                                                                                         ----------        -------

          Total noninterest income  . . . . . . . . . . . . . . . . . . . . . . . . .           376            482
                                                                                         ----------        -------

Noninterest expenses:
     Salaries and employee benefits . . . . . . . . . . . . . . . . . . . . . . . . .           605            663
     Occupancy  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           266            247
     SAIF assessment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -               348
     Data processing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           152            134
     Federal insurance premium  . . . . . . . . . . . . . . . . . . . . . . . . . . .            39            116
     Advertising  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            27             36
     Foreclosed real estate expense . . . . . . . . . . . . . . . . . . . . . . . . .            28            211
     Office expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            92             93
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           274            263
                                                                                         ----------        -------

          Total noninterest expenses  . . . . . . . . . . . . . . . . . . . . . . . .         1,483          2,111
                                                                                         ----------        -------

Earnings (loss) before income taxes (benefit) . . . . . . . . . . . . . . . . . . . .           638            (46)

          Income taxes (benefit)  . . . . . . . . . . . . . . . . . . . . . . . . . .           243            (17)
                                                                                         ----------        -------

Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $      395            (29)
                                                                                         ==========        =======

Earnings (loss) per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     1.03           (.08)
                                                                                         ==========        =======

Weighted-average number of shares outstanding . . . . . . . . . . . . . . . . . . . .       385,015        385,015
                                                                                         ==========        =======


See accompanying Notes to Condensed Financial Statements.

                              MURDOCK FLORIDA BANK

                  CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)



                                                                                       UNREALIZED
                                                                                     APPRECIATION
                                                                                    (DEPRECIATION)
                                     COMMON STOCK                                         ON
                                ------------------------     ADDITIONAL                 SECURITIES     TOTAL
                                NUMBER OF                     PAID-IN      RETAINED    AVAILABLE   STOCKHOLDERS'
                                 SHARES        AMOUNT        CAPITAL       EARNINGS     FOR SALE       EQUITY
                               ----------    -----------   -----------  ------------- -----------   ------------
Balance at December 31,
   1996   . . . . . . . . .       385,015      $ 3,850          703            148          (11)       4,690

Net earnings (unaudited). .         -             -             -              395           -           395

Unrealized appreciation
   on securities available
   for sale (unaudited) . .         -             -             -              -             99           99
                                  ------       -------        -----          ----           ---        -----

Balance at September 30,
   1997 (unaudited)   . . .       385,015      $ 3,850          703            543           88        5,184
                                  =======      =======        =====           ====          ===        =====





See accompanying Notes to Condensed Financial Statements.

                              MURDOCK FLORIDA BANK

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                                NINE MONTHS ENDED
                                                                                                  SEPTEMBER 30,
                                                                                             ---------------------
                                                                                               1997           1996
                                                                                               ----           ----
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
     Net earnings (loss)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    395            (29)
     Adjustments to reconcile net earnings (loss) to net cash
       from operating activities:
          Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            84             64
          Increase in other assets  . . . . . . . . . . . . . . . . . . . . . . . . .           (45)           (95)
          Provision for loan losses . . . . . . . . . . . . . . . . . . . . . . . . .            71            148
          Loss (gain) from sale of securities available for sale  . . . . . . . . . .             3             (1)
          Increase in other liabilities . . . . . . . . . . . . . . . . . . . . . . .           245            415
          Decrease (increase) in accrued interest receivable  . . . . . . . . . . . .            40            (11)
          Net amortization of fees, premiums and discounts  . . . . . . . . . . . . .           (37)            (6)
          Loss on sale of foreclosed real estate  . . . . . . . . . . . . . . . . . .             7             52
          Increase in accrued income taxes payable  . . . . . . . . . . . . . . . . .            24            -
          Write-down on foreclosed real estate  . . . . . . . . . . . . . . . . . . .             6             60
          Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .           138             45
                                                                                           --------         ------

               Net cash flow provided by operating activities . . . . . . . . . . . .           931            642
                                                                                           --------         ------

Cash flows from investing activities:
     Net increase in interest-bearing time deposits . . . . . . . . . . . . . . . . .          (492)          (197)
     Purchase of securities available for sale  . . . . . . . . . . . . . . . . . . .        (3,912)        (7,993)
     Proceeds from sale of securities available for sale  . . . . . . . . . . . . . .           997          6,038
     Proceeds from sale of foreclosed real estate . . . . . . . . . . . . . . . . . .            85            585
     Net purchases of property and equipment  . . . . . . . . . . . . . . . . . . . .           (85)          (133)
     Principal repayments and maturities of securities available for sale . . . . . .         2,322            527
     Net decrease in loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           316            610
     Capitalized expenditures on foreclosed real estate . . . . . . . . . . . . . . .           (14)           (65)
                                                                                           --------         ------

               Net cash used in investing activities  . . . . . . . . . . . . . . . .          (783)          (628)
                                                                                           --------         ------

Cash flows from financing activities:
     Net increase in demand, savings and NOW deposits . . . . . . . . . . . . . . . .         1,627          1,908
     Increase (decrease) in time deposits . . . . . . . . . . . . . . . . . . . . . .           119         (2,080)
     Net decrease in Federal Home Loan Bank advances  . . . . . . . . . . . . . . . .        (1,300)        (1,500)
                                                                                           --------         ------

               Net cash provided by (used in) financing activities  . . . . . . . . .           446         (1,672)
                                                                                           --------         ------

               Net increase (decrease) in cash and cash equivalents . . . . . . . . .           594         (1,658)

Cash and cash equivalents at beginning of period  . . . . . . . . . . . . . . . . . .         1,931          3,873
                                                                                           --------         ------

Cash and cash equivalents at end of period  . . . . . . . . . . . . . . . . . . . . .      $  2,525          2,215
                                                                                           ========         ======



See accompanying Notes to Condensed Financial Statements.

                              MURDOCK FLORIDA BANK

              NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)


1. BASIS OF PRESENTATION. In the opinion of the management of Murdock Florida Bank (the "Bank") the accompanying condensed financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at September 30, 1997 and the results of operations and cash flows for the nine-month periods ended September 30, 1997 and 1996. The results of operations and cash flows for the nine months ended September 30, 1997, are not necessarily indicative of results that may be expected for the year ending December 31, 1997.

2. LOAN IMPAIRMENT AND LOAN LOSSES. The Bank prepares a quarterly review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with guidance in the Statements of Financial Accounting Standards No. 114 and 118. There were no impaired loans identified by the Bank during the nine-month periods ended September 30, 1997 or 1996.

          An analysis of the change in the allowance for loan losses follows (in thousands):


                                                                                                 NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                                                              -------------------
                                                                                               1997           1996
                                                                                               ----           ----
               Beginning balance  . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 761            663
               Provision for loan losses  . . . . . . . . . . . . . . . . . . . . . .            71            148
               Loans charged-off, net of recoveries . . . . . . . . . . . . . . . . .           (17)          (120)
                                                                                                ---            ---

               Ending balance . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 815            691
                                                                                                ===            ===

3. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION. Supplemental disclosure of cash flow information is as follows (in thousands):


                                                                                                 NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                                                              --------------------
                                                                                               1997           1996
                                                                                               ----           ----
               Cash paid during the year for:
                   Interest   . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 1,857          1,928
                                                                                            =======          =====

                   Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . .       $   274           -
                                                                                            =======          =====

               Supplemental disclosure of noncash transactions:
                   Reclassification of loans to foreclosed real estate  . . . . . . .       $   136            518
                                                                                            =======          =====

                   Loans originated to facilitate sale of foreclosed real estate  . .       $    95            488
                                                                                            =======          =====

                   Unrealized appreciation (depreciation) on
                      securities available for sale   . . . . . . . . . . . . . . . .       $    99           (298)
                                                                                            =======          =====

4. IMPACT OF NEW ACCOUNTING ISSUES. In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). That Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. That Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. The adoption of SFAS No. 125 had no significant effect on the Bank's financial position at September 30, 1997 or results of operations for the nine months then ended.

                                                                     (continued)

                              MURDOCK FLORIDA BANK

5. PENDING ACQUISITION. On September 23, 1997, the Bank entered into an agreement to be acquired by American Bancshares, Inc., Bradenton, Florida ("American"). American will exchange 2.4 shares of its common stock for each outstanding share of the Bank's stock. This exchange ratio may be adjusted for changes in value of American stock. This transaction is subject to the approval of the Bank's stockholders and various regulatory authorities.

                                   APPENDIX A





                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                           AMERICAN BANCSHARES, INC.,

                           AMERICAN BANK OF BRADENTON

                                      AND

                              MURDOCK FLORIDA BANK

                         DATED AS OF SEPTEMBER 23, 1997

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
PREAMBLE

ARTICLE I
         The Merger and Related Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-5
                 1.1      The Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-5
                 1.2      Time and Place of Closing.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-5
                 1.3      Effective Time. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6

ARTICLE II
         Terms of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
                 2.1      Articles of Incorporation.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
                 2.2      Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
                 2.3      Directors and Officers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6

ARTICLE III
         Manner of Converting Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
                 3.1      Conversion. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
                 3.2      Anti-Dilution Provisions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
                 3.3      Shares held by Murdock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
                 3.4      Fractional Shares.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
                 3.5      Conversion of Stock Options.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
                 3.6      Dissenter's Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-8
                 3.7      Transfers.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-9

ARTICLE IV
         Exchange of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-9
                 4.1      Exchange Procedures.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-9
                 4.2      Rights of Former Murdock Shareholders.  . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
                 4.3      Termination of Exchange Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10

ARTICLE V
         Representations and Warranties of Murdock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
                 5.1      Organization, Standing, and Power.  . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
                 5.2      Authority; No Conflict. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
                 5.3      Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-12
                 5.4      No Subsidiaries.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-12
                 5.5      Regulatory Filings; Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .  A-12
                 5.6      Absence of Certain Changes or Events. . . . . . . . . . . . . . . . . . . . . . . . . . .  A-13
                 5.7      No Undisclosed Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-13
                 5.8      Tax Matters.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-13
                 5.9      Assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
                 5.10     Allowance for Loan or Credit Losses.  . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
                 5.11     Notes and Obligations.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
                 5.12     Insurance.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
                 5.13     Environmental Matters.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
                 5.14     Compliance with Laws; No Violations.  . . . . . . . . . . . . . . . . . . . . . . . . . .  A-16
                 5.15     Labor Matters.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-17
                 5.16     Employee Benefit Plans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-17
                 5.17     Commitments and Contracts.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18





                 5.18     Material Contract Defaults. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18
                 5.19     Legal Proceedings.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-19
                 5.20     Intellectual Property.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-19
                 5.21     Brokers and Finders.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-19
                 5.22     Statements True and Correct.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-19
                 5.23     Accounting, Tax and Regulatory Matters. . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                 5.24     Opinion of Financial Advisor. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                 5.25     State Takeover Laws.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                 5.26     Corporate Governance Provisions.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                 5.27     Derivative Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                 5.28     Support of Stockholders.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20

ARTICLE VI
         Representations and Warranties of ABI  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                 6.1      Organization, Standing, and Power.  . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                 6.2      Authority; No Conflict. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-21
                 6.3      Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                 6.4      Subsidiaries. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                 6.5      SEC Filings; Financial Statements.  . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                 6.6      Absence of Certain Changes or Events. . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                 6.7      No Undisclosed Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                 6.8      Tax Matters.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
                 6.9      Environmental Matters.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
                 6.10     Compliance with Laws; No Violations.  . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
                 6.11     Legal Proceedings.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
                 6.12     Brokers and Finders.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25
                 6.14     Accounting, Tax, and Regulatory Matters.  . . . . . . . . . . . . . . . . . . . . . . . .  A-25
                 6.15     Material Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25

ARTICLE VII
         Conduct of Business Prior to the Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25
                 7.1      Conduct of Business by Murdock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25
                 7.2      Forbearance.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-26
                 7.3      Covenants of ABI. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
                 7.4      Notification of Adverse Changes in Condition. . . . . . . . . . . . . . . . . . . . . . .  A-28
                 7.5      Government Filings and Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28

ARTICLE VIII
         Additional Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
                 8.1      Registration Statement; Proxy Statement; Regulatory Matters.  . . . . . . . . . . . . . .  A-28
                 8.2      Access to Information; Confidentiality. . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
                 8.3      Stockholders' Approvals.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
                 8.4      Filings with State Offices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
                 8.5      Agreements As To Efforts to Consummate. . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
                 8.6      No Solicitation.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
                 8.7      Employee Benefits.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
                 8.8      Current Information.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
                 8.9      Other Actions.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
                 8.10     Press Releases. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
                 8.11     Pooling and Tax-Free Reorganization Treatment.  . . . . . . . . . . . . . . . . . . . . .  A-31
                 8.12     State Takeover Laws.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
                 8.13     Corporate Governance Provisions.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
                 8.14     Agreement of Affiliates.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31





                 8.15     Officer Agreement.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
                 8.16     American Bank/Murdock Local Advisory Board. . . . . . . . . . . . . . . . . . . . . . . .  A-32
                 8.17     Indemnification.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-32

ARTICLE IX
         Conditions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-33
                 9.1      Conditions to Obligations of Each Party.  . . . . . . . . . . . . . . . . . . . . . . . .  A-33
                 9.2      Conditions to Obligations of ABI to Effect the Merger.  . . . . . . . . . . . . . . . . .  A-34
                 9.3      Conditions to Obligation of Murdock to Effect the Merger. . . . . . . . . . . . . . . . .  A-35

ARTICLE X
         Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
                 10.1     Termination.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
                 10.2     Effect of Termination.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
                 10.3     Termination Fee.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38

ARTICLE XI
         Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
                 11.1     Definitions.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
                 11.2     Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
                 11.3     Non-Survival of Representations, Warranties and Covenants Following the Effective
                          Time. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
                 11.4     Entire Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
                 11.5     Obligation of ABI.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
                 11.6     Amendment and Modification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
                 11.7     Waivers.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
                 11.8     No Assignment.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
                 11.9     Notices.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
                 11.10    Governing Law.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
                 11.11    Fiduciary Duty. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
                 11.12    Enforcement of Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
                 11.13    Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
                 11.14    Captions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45

PREAMBLE

                          Exhibit A        Plan of Merger
                          Exhibit B        Voting Letter Agreement
                          Exhibit C        Affiliate's Letter
                          Exhibit D        Opinion of Counsel for Murdock
                          Exhibit E        Opinion of Counsel for ABI





                          AGREEMENT AND PLAN OF MERGER


         AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of September 23, 1997 by and among AMERICAN BANCSHARES, INC. ("ABI"), a Florida corporation having its principal office located in Bradenton, Florida, AMERICAN BANK OF BRADENTON ("American Bank"), a Florida state chartered bank, and MURDOCK FLORIDA BANK ("Murdock"), a Florida state chartered bank having its principal office located in Murdock, Florida.

                                    PREAMBLE

         The Boards of Directors of ABI, American Bank, and Murdock are of the opinion that the transactions described herein are in best interest of the parties and their respective shareholders and have approved the transactions described herein. This Agreement provides for the acquisition of Murdock by ABI pursuant to the merger of Murdock with and into, American Bank (the "Merger"), a wholly owned subsidiary of ABI. At the effective time of the Merger, the outstanding shares of capital stock of Murdock shall be converted into the right to receive shares of the capital stock of the ABI (except as provided herein). As a result, stockholders of Murdock shall become stockholders of ABI. The transactions contemplated by this Agreement are subject to the approval of the shareholders of Murdock, the Florida Department of Banking and Finance, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation ("FDIC"), and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that for federal income tax purposes the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a "pooling of interest".

         Certain capitalized terms used in this Agreement are defined in
Section 11.1 of this Agreement.

         NOW, THEREFORE, in consideration of the above and the mutual representations, warranties, covenants, and agreements herein contained, the parties hereby agree as follows:

                                   ARTICLE I

                      THE MERGER AND RELATED TRANSACTIONS

         1.1 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Murdock shall be merged with and into American Bank in accordance with the provisions of the FFIC. At the Effective Time, the separate corporate existence of Murdock shall cease, and American Bank, which shall remain a wholly-owned subsidiary of ABI, shall be the surviving corporation resulting from the Merger (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Florida. The Merger will be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Board of Directors of ABI, American Bank, and Murdock, and the Plan of Merger in substantially the form set forth in Exhibit A and is incorporated herein by reference, which has been approved and adopted by the Board of Directors of American Bank and Murdock. From and after the Effective Time, the Merger shall have the effects set forth in the FFIC.

         1.2 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby (the "Closing"), including the Merger, will take place at the offices of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., One Harbour Place, 777 South Harbour Island Drive, Tampa, Florida 33601, at 10:00 a.m. local time on a date specified by the parties as they, acting through their chief executive officers or Chairman of the Board of Directors, may mutually agree. Subject to the terms and conditions hereof, unless mutually agreed upon in writing by each party, the parties shall use their reasonable best efforts to cause the Closing to occur on or before the fifth business day following the Determination Date.





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         1.3     EFFECTIVE TIME.  The Merger and other transactions
contemplated by this Agreement shall become effective on the date and at the time on which the articles of merger ("Articles of Merger") containing the provisions required by, and executed in accordance with, the Florida Business Corporation Act ("FBCA"), shall have been accepted for filing by the Secretary of State of the State of Florida or such later date and time as is agreed upon in writing by ABI and Murdock and specified in the Articles of Merger (the "Effective Time"). Unless ABI and Murdock otherwise mutually agree in writing, the parties to this Agreement shall use their best efforts to cause the Effective Time to occur on the date of Closing.

                                   ARTICLE II

                                TERMS OF MERGER

         2.1 ARTICLES OF INCORPORATION. Pursuant to the Merger, the articles of incorporation of American Bank in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until otherwise amended and repealed in accordance with applicable law.

         2.2 BYLAWS. Pursuant to the Merger, the Bylaws of the American Bank in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until otherwise amended or repealed in accordance with applicable law.

         2.3 DIRECTORS AND OFFICERS. From and after the Effective Time, the directors and officers of American Bank immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

                                  ARTICLE III

                          MANNER OF CONVERTING SHARES

         3.1 CONVERSION. Subject to the provisions of this Article III, at the Effective Time, by virtue of the Merger and without any action on the part of the shareholders of ABI or Murdock, the shares of the constituent corporations shall be converted as follows:

                 (a) Except for shares of Murdock Common Stock issued and outstanding immediately prior to the Effective Time as to which dissenters' rights have been perfected and not withdrawn, and subject to Section 3.4 relating to fractional shares, each share of Murdock Common Stock (excluding shares to be cancelled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for 2.40 ABI Common Shares (the "Exchange Ratio"). The Exchange Ratio shall be fixed and no adjustment shall be made except pursuant to Section 3.2 of this Agreement unless the Designated Price of the ABI Common Shares is less than $11.00, the Closing Equity is less than $5,000,000, or both, in which case the Exchange Ratio shall be adjusted in accordance with Section 3.1(b) of this Agreement.

                 (b) If the Designated Price of ABI Common Shares is less than $11.00 and the Closing Equity is at least $5,000,000, then the Exchange Ratio shall be increased to equal the quotient, rounded to the third decimal point, of: (x) the product of $11.00 and the Exchange Ratio divided by (y) the Designated Price. If the Designated Price shall be less than $10.00, then ABI and Murdock shall in good faith attempt to negotiate a mutually acceptable Merger Consideration for the Murdock Common Stock; provided, however, that if a mutually agreed upon Merger Consideration is not negotiated within four days following the Determination Date, then Murdock may terminate this Agreement pursuant to Section 10.1(i) of this Agreement. If the Closing Equity shall be less than $5,000,000, then the Exchange Ratio shall be adjusted as follows:
(i) if the Designated Price is $11.00 or more, then the Exchange Ratio shall be decreased to equal the quotient, rounded to the third decimal point, of (A) the quotient of





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[Closing Equity multiplied by 2.25, divided by 385,015] divided by (B) 12.169, or (ii) if the Designated Price is less than $11.00, then the Exchange Ratio shall be adjusted to equal the quotient, rounded to the third decimal point, of
(A) the quotient of [Closing Equity multiplied by 2.25, divided by 385,015] divided by (B) 11.00. If the Closing Equity shall be less than $4,875,000, then ABI and Murdock shall in good faith attempt to negotiate a mutually acceptable Merger Consideration for the Murdock Common Stock; provided, however, that if a mutually agreed upon Merger Consideration is not negotiated within four days following the determination of Closing Equity, then ABI may terminate the Agreement pursuant to Section 10.1(j) of this Agreement.

                 (c) Each of the Surviving Corporation common shares, $1.175 par value per share, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                 (d) Each of the ABI Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

         3.2 ANTI-DILUTION PROVISIONS. In the event that ABI changes the number of ABI Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or other similar transaction with respect to such ABI Common Shares and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted so as to prevent any dilutive effect to the stockholders of Murdock which would otherwise result from any such transaction on a percentage of ownership basis.

         3.3 SHARES HELD BY MURDOCK. Each share of Murdock Common Stock held by Murdock as treasury stock, other than those shares of Murdock Common Stock held in a fiduciary capacity or as a result of debts previously contracted, shall be cancelled and retired at the Effective Time and shall cease to exist and no consideration shall be exchanged therefor. All ABI Common Shares that are owned by Murdock shall become treasury stock of ABI.

         3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Murdock Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of an ABI Common Share (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without any interest thereon) in an amount equal to such fractional part of an ABI Common Share multiplied by the "market price" of one ABI Common Share at the Closing. The "market price" of one ABI Common Share at the Closing shall be the closing price of such common shares on Nasdaq (as reported by the Wall Street Journal or, if not reported thereby, any other authoritative source selected by ABI) on the last trading day preceding the Closing. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional share.

         3.5     CONVERSION OF STOCK OPTIONS.

                 (a) At the Effective Time, each award, option, or other right to purchase or acquire ABI Common Shares pursuant to any stock awards, stock options, stock appreciation rights or other benefits ("Murdock Rights") granted and under any employee stock option or compensation plan or arrangement of Murdock ("Murdock Stock Plans") which are outstanding at the Effective Time, whether or not vested or exercisable, without any action on the part of the holder thereof, shall be converted into and become rights with respect to ABI Common Shares, and ABI shall assume each Murdock Right, in accordance with the terms of the Murdock Stock Plan and stock option agreement or award by which it is evidenced, except that from and after the Effective Time (i) ABI and its Compensation Committee shall be substituted for Murdock and the committee of Murdock's Board of Directors (including, if applicable, the entire Board of Directors of Murdock) administering such Murdock Stock Plan, (ii) each Murdock Right assumed by ABI may be exercised solely for ABI Common Shares (or cash in the case of





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stock appreciation rights), (iii) the number of ABI Common Shares subject to such Murdock Right shall be equal to the number of ABI Common Shares subject to such Murdock Right immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price (or similar threshold price, in the case of stock awards) under each such Murdock Right shall be adjusted by dividing the per share exercise (or threshold) price under each such Murdock Right by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the proceeding sentence, ABI shall not be obligated to issue any fraction of an ABI Common Share upon exercise of Murdock Rights and any fraction of an ABI Common Share that otherwise would be subject to a converted Murdock Right shall represent the right to receive a cash payment equal to the product of such fraction and the difference between the market price of one ABI Common Share and the per share exercise price of such right. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence of this Section 3.5(a), each Murdock Right which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. ABI agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

                 (b) As soon as practicable after the Effective Time, ABI shall deliver to the participants in each Murdock Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants pursuant to such Murdock Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) of this Agreement after giving effect to the Merger), and ABI shall comply with the terms of each Murdock Stock Plan to ensure, to the extent required by, and subject to the provisions of, such Murdock Stock Plan, that the Murdock Rights which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, ABI shall take all corporate action necessary to reserve for issuance sufficient ABI Common Shares for delivery upon exercise of Murdock Rights assumed by ABI in accordance with this Section 3.5. None of the ABI Common Shares to be issued upon conversion or exercise of converted Murdock Rights will be required to be registered under the Securities Act or any blue sky or state securities Laws.

                 (c) All restrictions or limitations on transfer with respect to Murdock Common Stock awarded under the Murdock Stock Plans, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to ABI Common Shares into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                 (d) Prior to the Effective Time, Murdock will make any amendments to the terms of the Murdock Stock Plans that are necessary to give effect to the transactions contemplated by this Section 3.5. Murdock represents that neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will cause the acceleration of vesting, the lapse of repurchase rights or obligations, or the triggering of any other benefits, rights, or protections occurring upon a change of control of Murdock with respect to any Murdock Rights under any Murdock Stock Plan or otherwise. Except as contemplated by this Section 3.5(d), Murdock will not, after the date hereof, without the written consent of ABI, amend any outstanding Murdock Rights or other options or rights to purchase shares of Murdock Common Stock (including accelerating the vesting or lapse of repurchase rights or obligations).

         3.6 DISSENTER'S SHARES. Notwithstanding Section 3.1(a) of this Agreement, shares of Murdock Common Stock issued and outstanding at the Effective Time which are held by a holder who has not voted in favor of the Merger and who has demanded payment for such shares in accordance with Section
658.44 of the Florida Statutes ("Dissenting Murdock Shares") shall not be converted into or represent the right to receive the ABI Common Shares payable thereon pursuant to Section 3.1 of this Agreement, and shall be entitled only to such rights of appraisal as are granted by Section 658.44 of the Florida Statutes ("Dissent Provisions"), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal. If after the Effective Time any such holder fails to perfect or effectively withdraws or loses his right to appraisal, such shares of





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Murdock Common Stock shall be treated as if they had been converted at the
Effective Time into the right to receive the ABI Common Shares payable thereon pursuant to Section 3.1 of this Agreement. Murdock shall give ABI prompt notice upon receipt by Murdock of any written objection to the Merger and such written demands for payment for shares of Murdock Common Stock under the Dissent Provisions, and the withdrawals of such demands, and any other instruments provided to Murdock pursuant to the Dissent Provisions (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"). Each Dissenting Shareholder that becomes entitled, pursuant to the Dissent Provisions, to payment for any shares of Murdock Common Stock held by such Dissenting Shareholder shall receive payment therefor from ABI (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissent Provisions) and all of such Dissenting Shareholders shares of Murdock Common Stock shall be cancelled. Murdock shall not, except with the prior written consent of ABI, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Shareholder.

         3.7 TRANSFERS. At the Effective Time, the stock transfer books of Murdock shall be closed as to holders of Murdock Common Stock immediately prior to the Effective Time and no transfers of Murdock Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates representing Murdock Common Stock are properly presented in accordance with Section 4.1 of this Agreement to the exchange agent, which shall be selected by ABI ("Exchange Agent"), such certificates shall be cancelled and exchanged for certificates representing the number of whole ABI Common Shares and a check representing the amount of cash for fractional shares, if any, into which the Murdock Common Stock represented thereby were converted in the Merger (the "Merger Consideration").

                                   ARTICLE IV

                               EXCHANGE OF SHARES

         4.1 EXCHANGE PROCEDURES. As of the Effective Time, ABI shall deposit or shall cause to be deposited with the Exchange Agent for exchange in accordance with this Article IV, certificates representing ABI Common Shares and cash in such amounts necessary to provide all the Merger Consideration required to be exchanged by ABI pursuant to the terms of this Agreement (such Merger Consideration, together with any dividends or other distributions with respect thereto, referred to herein as the "Exchange Fund"). As soon as reasonably practicable after the Effective Time, ABI shall cause the Exchange Agent to mail to each holder of record of shares of Murdock Common Stock immediately prior to the Effective Time whose shares were converted pursuant to
Section 3.1 of this Agreement into the right to receive the Merger
Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Murdock Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent, and which shall be in such form and have such other provisions as ABI may reasonably specify) and (ii) instructions for use in effecting the surrender of the Murdock Common Stock certificates in exchange for the Merger Consideration. After the Effective Time, each holder of shares of Murdock Common Stock issued and outstanding at the Effective Time (other than shares as to which dissenters' rights have been perfected under the Dissent Provisions and not withdrawn and other than shares to be cancelled pursuant to Section 3.3 of this Agreement) shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly and duly executed, to the Exchange Agent and promptly upon surrender shall receive in exchange therefor the Merger Consideration, together with all declared but unpaid dividends or distributions in respect of such shares (without any interest thereon), and the Murdock Common Stock certificates so surrendered shall forthwith be cancelled. The certificate or certificates for Murdock Common Stock shall be duly endorsed as the Exchange Agent may require. ABI shall not be obligated to deliver the consideration to which any former holder of Murdock Common Stock is entitled as the result of the Merger until such holder surrenders his certificate or certificates representing shares of Murdock Common Stock for exchange as provided in this Section 4.1. If any certificate for ABI Common Shares, or check representing cash in lieu of fractional shares and/or declared by unpaid dividends or distributions, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered





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shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the reasonable satisfaction of the Exchange Agent that no such taxes are payable.

         4.2 RIGHTS OF FORMER MURDOCK SHAREHOLDERS. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Murdock Common Stock (other than those shares as to which dissenter's rights have been perfected under the Dissent Provisions and not withdrawn, and other than shares to be cancelled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive ABI Common Shares and cash in lieu of fractional shares as set forth in this Agreement (without any interest thereon). Whenever a dividend or other distribution is declared by ABI on the ABI Common Shares, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of ABI Common Shares at or subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Murdock Common Stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange as provided in Section 4.1 of this Agreement, promptly after which time all such dividends or distributions shall be paid (without any interest thereon).

         4.3 TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund (including the proceeds of any investments thereof) which had been made available to the Exchange Agent pursuant to Section 4.1 of this Agreement that remain unclaimed by the former shareholders of Murdock for six (6) months after the Effective Time shall be paid to ABI. Any former shareholders of Murdock who have not theretofore complied with this Article IV shall thereafter look only to ABI for payment of the Merger Consideration, and any unpaid dividends and distributions on the ABI Common Shares deliverable in respect of each share of Murdock Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Any other provision of this Agreement notwithstanding, neither ABI, American Bank, the Surviving Corporation, nor shall the Exchange Agent be liable to a holder of Murdock Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any abandoned property, escheat, or similar law.

                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF MURDOCK

         Murdock hereby represents and warrants to ABI and American Bank as follows:

         5.1 ORGANIZATION, STANDING, AND POWER. Murdock is a state banking corporation duly organized, validly existing, and in active status under the laws of the State of Florida, and has the requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted. Murdock is not required to be qualified or licensed to do business as a foreign corporation in any other jurisdiction. Murdock's deposits are insured by the FDIC to the maximum extent permitted by Law. Murdock has provided to ABI true, complete, and correct copies of the articles of incorporation and bylaws of Murdock, in each case as amended and in effect on the date of this Agreement.

         5.2     AUTHORITY; NO CONFLICT.

                 (a) Murdock has all the requisite corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval and adoption of this Agreement by the stockholders of Murdock, to perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by Murdock and the consummation by Murdock of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Murdock, subject in the case of the consummation of the Merger contemplated hereby to the





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requisite approval and adoption of this Agreement by the stockholders of
Murdock as contemplated by Section 8.3 of this Agreement. The affirmative vote of the holders of a majority of the outstanding shares of Murdock Common Stock is the only vote required of Murdock's capital stock necessary in connection with the consummation of the Merger. No other vote of the holders of Murdock's capital stock is necessary in conjunction with this Agreement or consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Murdock and, subject to such requisite stockholder approval of the Agreement (and assuming due authorization, execution and delivery by ABI and American Bank), the Agreement constitutes a legal, valid, and binding obligation of Murdock enforceable against Murdock in accordance with its terms (except in all cases to the extent as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights and remedies generally and except that the availability of the equitable remedy of specific performance and injunctive relief is subject to the discretion of the court before which any proceedings may be brought).

                 (b) At a meeting duly called and held, the Board of Directors of Murdock has determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Murdock's stockholders, approved and adopted this Agreement and the transactions contemplated hereby, and resolved (subject to Section 8.3 of this Agreement) to recommend approval and adoption of this Agreement by its stockholders. Murdock has been advised that all of Murdock's directors and its President and Chief Executive Officer intend to vote in favor of the approval and adoption of this Agreement at the Stockholders' Meeting and have executed a letter agreement to this effect with ABI in substantially the form as set forth in Exhibit B to this Agreement.

                 (c) Except as disclosed in Section 5.2(c) of the Murdock Disclosure Memorandum, neither the execution and delivery of this Agreement by Murdock, nor the consummation by Murdock of the transactions contemplated hereby, nor compliance by Murdock with any of the terms or provisions herein, will (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of Murdock, (ii) violate, conflict with, constitute or result in a breach of any term, condition, or provision of, or constitute a default (with or without notice or the lapse of time, or both) under, or give rise to any right of termination, cancellation, or acceleration of any obligation or the loss of a benefit under, or require a Consent pursuant to, or result in the creation of any claims, lien, pledge, security interest, charge, or other encumbrance of any kind whatsoever ("Liens") upon any assets or properties of Murdock pursuant to, any of the terms, provisions, or conditions of any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, agreement, contract, lease, Permit, concession, franchise, plan, or other instrument or obligation to which Murdock is a party, or by which any of its assets or properties may be bound or affected, except for such violations, conflicts, breaches, defaults, creation of Liens, or failure to obtain such a Consent that would not, individually or in the aggregate, have a Material Adverse Effect on Murdock or the Surviving Corporation or materially threaten, impede, or impair the consummation of the transactions contemplated by this Agreement, or (iii) subject to receipt of the requisite approvals and Consents referred to in Sections 9.1(a), 9.1(b), and 9.1(e) of this Agreement, conflict with or violate any judgment, order, writ, Injunction, decree, or Law applicable to Murdock or any of its assets or properties, which conflict or violation, individually or in the aggregate, would have or be reasonably likely to have a Material Adverse Effect on Murdock.

                 (d) Other than (i) in connection or compliance with the provisions of applicable state corporate and securities Laws, the Securities Laws, and rules of Nasdaq, (ii) Consents required from, or notification, to or filings with Regulatory Authorities, and (iii) notices to or filings with the Internal Revenue Service, or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, no notice to, registration, declaration, or filing with, order, authorization, or Permit of, exemption or waiver by, or Consent of, or any action by any court, governmental, regulatory, or administrative agency, commission, authority, instrumentality, or other public body, domestic or foreign (a "Governmental Entity") is necessary or required as a pre-condition to the execution and delivery of this Agreement by Murdock or the consummation by Murdock of the Merger and the other transactions contemplated hereby, other than such notices, registrations, declarations, or





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filings, which if not made or obtained would not have or be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Murdock.

         5.3     CAPITALIZATION.

                 (a) The authorized capital stock of Murdock consists of, and as of the Closing will consist of 800,000 shares of Murdock Common Stock, of which 385,015 shares are, and as of Closing will be, issued and outstanding. There are no treasury shares. All of the issued and outstanding shares of Murdock Common Stock are duly and validly issued and are fully paid and nonassessable. None of the outstanding shares of Murdock Common Stock has been issued in violation of any preemptive rights. Except for 14,000 shares of Murdock Common Stock reserved for issuance and issuable upon the exercise of outstanding options granted to the President of Murdock, as of the date hereof, there are no shares of Murdock Common Stock issuable pursuant to any options, warrants, or other outstanding rights to purchase shares of Murdock Common Stock.

                 (b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other voting or equity securities of Murdock outstanding and Murdock has not granted and there are not outstanding any options, warrants, scrip, rights to subscribe to or acquire, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Murdock or any contracts, commitments, undertakings, or other arrangements of any kind to which Murdock is a party or by which Murdock may be bound to issue, deliver, or sell additional shares of its capital stock or other voting securities of Murdock, or any options, warrants, scrip, or rights to purchase or acquire any additional shares of its capital stock. There are no outstanding obligations of Murdock to repurchase, redeem, or otherwise acquire any shares of the capital stock of Murdock.

         5.4     NO SUBSIDIARIES.  Murdock does not have any Subsidiaries.

         5.5     REGULATORY FILINGS; FINANCIAL STATEMENTS.

                 (a) Murdock (i) has delivered to ABI copies of the balance sheets (including related notes and schedules, if any) of Murdock as of June 30, 1997, December 31, 1996, 1995, and 1994, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1997, and for each of the three fiscal years ended December 31, 1996, 1995, and 1994, as filed by Murdock with the FDIC and the Florida Department of Banking and Finance (the "Department"), and (ii) will deliver to ABI the balance sheets (including the related notes and schedules, if any) of Murdock and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and available schedules, if any) included in Murdock's call reports filed and published in accordance with applicable federal and state regulations with respect to the periods ended subsequent to June 30, 1997 (the financial statements described in this Section 5.5(a)(i) and (ii), collectively, the "Murdock Financial Statements"). Murdock has furnished ABI with all management letters of its outside independent certified public accountants relating to audits performed in connection with the Murdock Financial Statements. Each of the Murdock Financial Statements, including, in each case, any related notes: (A) is true or will be true, complete, and correct in all material respects as of their respective dates, (B) is or, if dated after the date of this Agreement, will be in accordance with and supported by and consistent with the books and records of Murdock, including, without limitation, a general ledger and detailed trial balances, which books and records have been made available to ABI and which have been or will have been maintained in accordance with good business practices, (C) is or will be prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto), and (D) presents or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity, and statements of cash flows of Murdock as of the dates and for the periods indicated subject, in the case of interim financial statements, to normal year-end adjustments and any other adjustments described therein which were not or are not expected to be material in amount, and except for the absence of certain footnote information in the unaudited statements. All Murdock Financial Statements presented for any fiscal year ended December 31 are and will be audited.





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                 (b)      Since January 1, 1994, Murdock has timely filed all
forms, reports, documents, and statements, including any call reports, required to be filed by Murdock with any Regulatory Authority, together with any amendments or supplements required to be made with respect thereto (collectively referred to as the "Murdock Regulatory Documents"), and all such Murdock Regulatory Documents have been filed on the appropriate form and prepared in all material respects in accordance with such form's instruction and the rules and regulations of the applicable Regulatory Authority and all other applicable Laws. None of the Murdock Regulatory Documents, including any financial statements, exhibits, and schedules thereto, filed with a Regulatory Authority, as of their respective filing dates, contained, and no such Murdock Regulatory Documents filed after the date of this Agreement will contain, any untrue statements of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Murdock is not required to file any forms, reports, or other documents with the SEC.

         5.6     ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as disclosed in
Section 5.6 of the Murdock Disclosure Memorandum, since December 31, 1996: (i) Murdock has conducted its business in all material respects only in the ordinary course and in a manner consistent with past practices, (ii) there have been no events, changes, developments, or occurrences which have had, or which would have, individually or in the aggregate, a Material Adverse Effect on Murdock, and (iii) Murdock has not taken any action, or failed to take any action (whether or not in the ordinary course and consistent with past practices), prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of the covenants and agreements of Murdock provided in Articles VII and VIII of this Agreement.

         5.7     NO UNDISCLOSED LIABILITIES.  Except as disclosed in Section
5.7 of the Murdock Disclosure Memorandum, Murdock does not have any material obligations or liabilities (contingent or otherwise whether accrued or reserved), and there is no existing condition, situation, or set of circumstances which could reasonably be expected to result in such obligation or liability, except obligations and liabilities (i) which are fully accrued or reserved against in the balance sheets of Murdock as of June 30, 1997, included in the Murdock Financial Statements or reflected in the notes thereto, or (ii) which were fully incurred or paid after June 30, 1997 in the ordinary course of business consistent with past practices. Except as set forth in Section 5.7 of the Murdock Disclosure Memorandum, since June 30, 1997, Murdock has not incurred or paid any obligation or liability which would have a Material Adverse Effect on Murdock.

         5.8     TAX MATTERS.

                 (a) All Tax Returns required to be filed by or on behalf of Murdock have been timely filed, or requests for extensions have been timely filed, granted, and have not expired, for periods ending on or after December 31, 1994, and on or before the date of the most recent fiscal year and immediately preceding the Effective Time, and all such Tax Returns filed are true, complete, and accurate in all material respects. To the Knowledge of Murdock, all Taxes shown to be due on such Tax Returns have been timely paid by Murdock. There is no audit examination, deficiency, or refund litigation or matter in controversy in which Murdock has been joined as a party with respect to any Taxes, except as reserved against in the Murdock Financial Statements or as disclosed in Section 5.8 of the Murdock Disclosure Memorandum. All Taxes and other liabilities due with respect to completed and settled examinations or concluded litigation have been paid, accrued, or provided for as disclosed in
Section 5.8 of the Murdock Disclosure Memorandum.

                 (b) Except as disclosed in Section 5.8 of the Murdock Disclosure Memorandum, Murdock has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

                 (c) Except as disclosed in Section 5.8 of the Murdock Disclosure Memorandum, adequate provision for any Taxes due or to become due for Murdock for any period or periods through June 30, 1997, has been made and is reflected on the June 30, 1997 financial statements included in the Murdock Financial Statements.





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                 (d)      Deferred Taxes of Murdock have been provided for in
the Murdock Financial Statements in accordance with GAAP.

                 (e) All Taxes which Murdock is required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid to the proper Governmental Entity or are being withheld by Murdock, except for such failures which are not, individually or in the aggregate, material in amount. Murdock is in compliance with, and its records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions which would not have, individually or in the aggregate, a Material Adverse Effect on Murdock.

                 (f) Except as disclosed in Section 5.8 of the Murdock Disclosure Memorandum, Murdock has not made any payments, is not obligated to make any payments, and is not a party to any contract, agreement, or other arrangement that could obligate Murdock to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                 (g) There are no Liens with respect to Taxes upon any of the material assets or properties of Murdock, except for loans on Murdock's books generated in the ordinary and normal course of business consistent with past practices.

                 (h) There has not been an ownership change, as defined in Internal Revenue Code Section 383(g), of Murdock that occurred during or after any taxable period in which Murdock or any Murdock Subsidiary incurred a net operating loss that carries over to any taxable period ending after December 31, 1995.

                 (i) Murdock has not filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

                 (j) All material elections with respect to Taxes affecting Murdock as of the date of this Agreement have been or will be timely made as set forth in Section 5.8 of the Murdock Disclosure Memorandum. After the date hereof, other than as set forth in Section 5.8 of the Murdock Disclosure Memorandum, no election with respect to Taxes will be made without the prior written consent of ABI, which consent will not be unreasonably withheld.

         5.9 ASSETS. A true, complete, and correct list of all real property, owned or leased by Murdock, including without limitation real property acquired in foreclosure of mortgages in the ordinary course of business, is set forth in Section 5.9 of the Murdock Disclosure Memorandum. Except as set forth in Section 5.9 of the Murdock Disclosure Memorandum, Murdock has good, valid and marketable title to all of its assets and properties, whether tangible or intangible, real, personal, or mixed, free and clear of all Liens, mortgages, conditional and installment sale agreements, and secondary interests, of any kind whatsoever, except for (i) Liens for current taxes and assessments not-yet-past due, (ii) inchoate mechanic and materialmen Liens for construction in progress, (iii) workmen's, repairmen's, warehouse men's, and carriers' Liens arising in the ordinary course of business, (iv) Liens incurred in the ordinary course of its banking business, and (v) such imperfections or irregularities of title, or Liens as do not materially affect the use of such asset or property which are subject thereto or otherwise materially impair or affect the business operation of Murdock. All real property which is identified as owned in Section 5.9 of the Murdock Disclosure Memorandum is held in fee simple by Murdock and none of the Liens thereon which are disclosed in Section 5.9 of the Murdock Disclosure Memorandum interfere with the enjoyment or use of such real property. All buildings, and all fixtures, equipment, and other assets and properties which are material or necessary to the business of Murdock held under leases or subleases by Murdock are held under valid instruments enforceable in accordance with their respective terms (except in all cases to the extent as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws, laws





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affecting creditors' rights and remedies generally and except that the availability of equitable remedy of the specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such instrument is in full force and effect. Substantially all of the equipment and other assets regularly used in the business of Murdock is in good and serviceable condition, reasonable wear and tear excepted.

         5.10 ALLOWANCE FOR LOAN OR CREDIT LOSSES. The allowance for loan or credit losses (the "Allowance") shown on the statements of the financial condition of Murdock as of June 30, 1997 included in the Murdock Financial Statements was, and the Allowance shown on the statements of financial condition of Murdock as of the dates subsequent to the execution of this Agreement included in the Murdock Financial Statements will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivable) of Murdock and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Murdock and all off balance sheet expenses of Murdock. Except as set forth in Section 5.10 of the Murdock Disclosure Memorandum, as of the Effective Time the ratio of Allowance, as established on such date in good faith by management of Murdock, to total loans outstanding at such time, shall not exceed the ratio of Allowance to the total loans outstanding as reflected on the consolidated balance sheet of Murdock as of June 30, 1997 (without regard to recoveries by Murdock and except as otherwise agreed to by ABI).

         5.11    NOTES AND OBLIGATIONS.

                 Except as set forth in Section 5.11 of the Murdock Disclosure Memorandum or as provided in the Allowance as described in Section 5.10 of this Agreement, Murdock is not aware of any facts which would cause management of Murdock to believe that any loan or note receivable or any other obligation owned by Murdock or due to it as shown on the balance sheets as of June 30, 1997 included in the Murdock Financial Statements or any such loan or note receivable or other obligations on the date hereof and as of the Effective Time has not been and will not be genuine, legal, valid, and collectible obligations of the respective makers thereof and is not and will not be subject to any offset or counterclaim.

         5.12 INSURANCE. Set forth in Section 5.12 of the Murdock Disclosure Memorandum is a true, complete, and correct list of all insurance policies maintained by Murdock, including, but not limited to life, casualty, fire, general liability, employers' liability, workers' compensation, title, directors' and officers' liability, credit, fidelity, business interruption, errors and omissions, and all other forms of insurance, in each case indicating the name of the insurer, and the amount, scope, and coverage of such policies (including the effective dates of the policy, deductibles, and any aggregate limits). All material policies set forth in Section 5.12 of the Murdock Disclosure Memorandum are in full force and effect, and with respect to all policies, all premiums payable with respect to all periods up to and including the date of Closing have been, or will be fully paid. Murdock has not received any notice from any insurance carrier or otherwise that: (i) such insurance will be cancelled or terminated or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Section 5.12 of the Murdock Disclosure Memorandum, there are no claims pending under such policies of insurance and no notices have been given by Murdock under such polices.

         5.13    ENVIRONMENTAL MATTERS.

                 (a) Except as disclosed in Section 5.13 of the Murdock Disclosure Memorandum, to the Knowledge of Murdock, Murdock, its Participation Facilities, and its Loan Properties are, and have been, in compliance in all material respects with all applicable Environmental Laws, except for violations which do not and would not have a Material Adverse Effect, individually or in the aggregate, on Murdock or the Surviving Corporation.





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                 (b)      Except as disclosed in Section 5.13 of the Murdock
Disclosure Memorandum, to the Knowledge of Murdock there is no suit, claim, action, or proceeding pending or threatened before any Governmental Entity or other forum in which Murdock or any Participation Facility or Loan Property has been or, with respect to threatened proceedings, may be named as a defendant or a potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release into the environment of any Hazardous Material in violation of applicable law, whether or not occurring at, on, under, or involving a site owned, leased, or operated by Murdock, or any of its Participation Facilities or Loan Properties (or Murdock in respect of any Participation Facility or Loan Property). To the Knowledge of Murdock, except as disclosed in Section 5.13 of the Murdock Disclosure Memorandum, no notice, notification, demand, request for information, citation, summons, or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation or review is pending or, to the Knowledge of Murdock, is threatened by any Governmental Entity or other person relating to or arising out of any Environmental Law which has, or which seeks, or which if adversely determined would have or would be reasonably likely to have, individually or in the aggregate, a total cost to Murdock of $75,000 or more.

                 (c) Except as disclosed in Section 5.13 of the Murdock Disclosure Memorandum, to the Knowledge of Murdock there is no reasonable basis for any suit, claim, action, or proceeding, or any notice, notification, demand, request for information, citation, summons, order, complain, penalty, investigation, or review of the type as described in Section 5.13(b) of this Agreement.

                 (d) Except as disclosed in Section 5.13 of the Murdock Disclosure Memorandum, to the Knowledge of Murdock, there have been no releases of Hazardous Material in violation of any Environmental Law, in, on, under, or affecting any current or previously owned or leased real properties of Murdock, or any Participation Facility or any Loan Property of Murdock, except where such release does not and would not have, individually or in the aggregate, a Material Adverse Effect on Murdock or the Surviving Corporation.

         5.14    COMPLIANCE WITH LAWS; NO VIOLATIONS.

                 (a) Murdock has in effect and holds all permits, licenses, variances, certificates, authorizations, filings, franchises, notices, rights, Consents, and approvals of and from all Governmental Entities (collectively, "Permits") necessary for it to own, lease, and operate its assets and properties and to carry on its business as now conducted, except for such Permits the absence of which do not have, individually or in the aggregate, a Material Adverse Effect on Murdock.

                 (b) Except as set forth in Section 5.14(b) of the Murdock Disclosure Memorandum, Murdock is not presently in conflict with or, in default under, or in violation of, (i) its Articles of Incorporation, Bylaws, or comparable organizational documents, (ii) any Law, Permit, order, judgment, writ, Injunction, or decree applicable to its businesses or to its employees conducting such business or by which its assets or properties are bound or affected, other than those conflicts, defaults, or violations of Permits that do not have, individually or in the aggregate, a Material Adverse Effect on Murdock, or (iii) any Regulatory Agreement (as defined in Section 5.14(c) of this Agreement).

                 (c) Except as set forth in Section 5.14(c) of the Murdock Disclosure Memorandum, since January 1, 1994 Murdock has not received any notification or communication from any Governmental Entity, or from any of the Department, the FDIC, the SEC, the United States Department of Justice ("DOJ"), the Federal Trade Commission ("FTC"), all state regulatory authorities having jurisdiction over Murdock, or the staffs thereof (the Department, the FDIC, the SEC, DOJ, FTC, such state regulatory authorities, and the staffs thereof are sometimes referred to herein collectively as "Regulatory Authorities") (i) asserting that Murdock is not in compliance with any of the Laws, orders, judgments, writs, Injunctions, or decrees which such Governmental Entity enforces, (ii) threatening to revoke any Permits, or (iii) requiring or threatening to require Murdock, or indicating that Murdock may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement,





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directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, or any other agreement restricting or limiting or purporting to restrict or limit in any manner the operations or conduct of business of Murdock, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends (any such notice, communication, memorandum, agreement, or order herein referred to as a "Regulatory Agreement"). Except as Disclosed in
Section 5.14(c) of the Murdock Disclosure Memorandum, Murdock has not consented to, entered into, or agreed to enter into, any Regulatory Agreement. True and complete copies of all Regulatory Agreements have been delivered to ABI.
Except for routine examinations by the Department and the FDIC, as of the date of this Agreement, to the Knowledge of Murdock no investigation by any Governmental Entity with respect to Murdock is pending or threatened.

         5.15 LABOR MATTERS. Murdock is not a party to, or bound by, any collective bargaining agreement, contract, or other agreement or understanding with any labor union or labor organization, nor has Murdock been joined as a party in any action, suit, claim or proceeding asserting that Murdock has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel Murdock to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage, or other labor dispute involving Murdock pending or threatened, other than routine disputes with individual employees or former employees which routine disputes would not have or be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Murdock. To the Knowledge of Murdock, there is no any activity involving employees of Murdock seeking to certify a collective bargaining unit or engaging in any other organizing activity. To the Knowledge of Murdock, no material employment related dispute, arbitration, action, suit, claim, or proceeding is pending or threatened.

         5.16    EMPLOYEE BENEFIT PLANS.

                 (a) Murdock has disclosed in Section 5.16(a) of the Murdock Disclosure Memorandum, and has delivered to ABI prior to the execution of this Agreement, true, complete, and correct copies or summaries thereof, and financial data with respect to, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plans, all other material written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" (as that term is defined in Section 3(3) of ERISA), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Murdock or any affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries who are eligible to participate (collectively, the "Murdock Benefit Plans"). Any of the Murdock Benefit Plans which is an "employee pension benefit plan" (as that term is defined in Section 3(2) of ERISA) is referred to herein as a "Murdock ERISA Plan." No Murdock Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

                 (b) Except as disclosed in Section 5.16(b) of the Murdock Disclosure Memorandum, all Murdock Benefit Plans are in compliance in all material respects with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which would be reasonably likely to have a Material Adverse Effect on Murdock.

                 (c) Murdock does not have any plans which are a "defined benefit pension plan" (as defined in Section 4140 of the Internal Revenue
Code).

                 (d) Except as set forth in Section 5.16(d) of the Murdock Disclosure Memorandum, no Murdock Benefit Plan provides death or medical benefits (whether or not insured) with respect to current or former employees of Murdock or any ERISA affiliate beyond their retirement or other termination of service, other than (i) coverage mandated under applicable Law, including but not limited to the continuation of group health plan coverage requirements of Section 4980B of the Internal Revenue Code and ERISA Section 601 et seq.
(ii) death





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benefits or retirement benefits under any "employee pension plan" (as that term is defined in Section 3(2) of ERISA), or (iii) benefits the full cost of which is borne by current or former employee (or his or her beneficiary).

                 (e) No Murdock Benefit Plan or other arrangement authorizes grants of either stock appreciation rights or restricted stock of Murdock and there are no outstanding stock appreciation rights or restricted stock of Murdock.

                 (f) Except as disclosed in Section 5.16(f) of the Murdock Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance or golden parachute payments) becoming due to any director or any employee of Murdock from Murdock under any Murdock Benefit Plan or otherwise, except as may result from the payment of unemployment insurance premiums or similar payments required by applicable Law as a result of the termination of the employment of one or more employees of Murdock, (ii) increase any benefits otherwise payable under any Murdock Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

         5.17    COMMITMENTS AND CONTRACTS.  Except as disclosed in Section
5.17 of the Murdock Disclosure Memorandum, Murdock is not a party or subject to any of the following (whether written or oral, expressed or implied): (i) any employment, severance, termination, consulting, or retirement agreement, contract, arrangement or understanding or other obligation understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, or employee providing for aggregate payments to any person in any calendar year in excess of $50,000; (ii) any real property lease or sublease; (iii) any contract, agreement, arrangement, or other instrument containing noncompetition covenants which limits the ability of Murdock to compete in any line of business or which involves any restriction of the geographical area in which Murdock or any of its affiliates may carry on its business; (iv) any agreement, contract, or other instrument or commitment relating to the borrowing of money by Murdock or the guarantee by Murdock of any such obligation (other than agreements, contracts, or other instruments, or commitments evidencing deposit liabilities, purchases of federal funds, sales of certificate of deposits, advances from the Federal Reserve Bank or the Federal Home Loan Bank, fully-secured repurchase agreements, or agreements, contracts, or other instruments and understandings relating to borrowings or guarantees made in the ordinary course of business); (v) any agreement, contract, personal property or equipment lease, or instrument requiring payments in excess of $25,000 or having a term of greater than one year (in each case other than agreement, contract, or instrument relating to loans, extensions of credit, trusts or other banking or fiduciary service provided to customers of Murdock in the ordinary course of its banking business); and (vii) any other agreement, contract, lease, commitment, or other instrument or understanding or amendment thereto as of the date of this Agreement material to the assets, business, conditions, or prospects of Murdock or not made in the ordinary course of business to which Murdock is a party or by which it is bound (together with all contracts, agreements, leases, commitments, or other instruments or understandings referred to in Sections 5.9 and 5.16(a) of this Agreement, the "Murdock Contracts").

         5.18    MATERIAL CONTRACT DEFAULTS.  Except as set forth in Section
5.18 of the Murdock Disclosure Memorandum, Murdock is not, or has not received any notice or has any Knowledge that any other party is, in default in any respect under any Murdock Contract or any other material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which Murdock is a party or by which Murdock or any of its assets, business, or operations thereof may be bound or affected or under which its assets, business, or operations receives benefits except for those defaults which would not have, individually or in the aggregate, a Material Adverse Effect on Murdock; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. With respect to each Murdock Contract, except as disclosed in Section 5.18 of the Murdock Disclosure Memorandum: (i) each contract, agreement, commitment, lease, policy, or other instrument is in full force and effect, (ii) Murdock is not in material default thereunder, and (iii) Murdock has not repudiated or knowingly waived any material provision of any such Murdock Contract. All of the indebtedness of Murdock for money borrowed may be prepaid at any time by Murdock without penalty or premium.





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         5.19    LEGAL PROCEEDINGS.  Except as disclosed in Section 5.19 of the
Murdock Disclosure Memorandum, there are no actions, suits, or proceedings instituted or pending or, to the Knowledge of Murdock, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against Murdock, or against any asset, property, employee benefit plan, interest, or right of any of them, that would have, individually or in the aggregate, a Material Adverse Effect on Murdock or that might reasonably be expected to materially threaten, impede, or impair the consummation of the transactions contemplated by this Agreement. Except as disclosed in Section 5.19 of the Murdock Disclosure Memorandum, Murdock is not a party to any agreement, contract, or other instrument or is subject to any restriction under its Articles of Incorporation or Bylaws, or other corporate restriction, nor is there any judgment, order, writ, Injunction, or decree of any Governmental Entity or arbitrator that would have, individually or in the aggregate, a Material Adverse Effect on Murdock or that might reasonably be expected to materially threaten, impede, or impair the consummation of the transactions contemplated by this Agreement. Section 5.19 of the Murdock Disclosure Memorandum includes a summary report of all actions, suits, or proceedings as of the date of this Agreement to which Murdock is a party and which names Murdock as a defendant or a cross-defendant, and where the estimated maximum exposure is $15,000 or more.

         5.20 INTELLECTUAL PROPERTY. Section 5.20 of the Murdock Disclosure Memorandum sets forth a true, complete, and correct list of all material software, computer programs, trade secrets, trademarks, trademark rights, copyrights, service marks, service names, trade names, proprietary processes, patents, inventions, or similar rights, or applications for any of the foregoing (collectively, "Intellectual Property"), which are necessary to operate or conduct or are used in the business of Murdock. Murdock owns or possess all material licenses or other rights necessary to use such Intellectual Property free and clear of any Lien and without infringing upon or otherwise acting adversely to the Intellectual Property rights of any other person, except for those Intellectual Property rights as to which the absence of ownership rights or existence of infringement would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Murdock. Murdock has not received notice claiming that it is infringing upon or otherwise acting adversely to any Intellectual Property of any other person.

         5.21 BROKERS AND FINDERS. No broker or finder has acted directly or indirectly for Murdock in connection with this Agreement or the transactions contemplated hereby.

         5.22 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by Murdock for inclusion in the registration statement on Form S-4, or other appropriate form, to be filed with the SEC by ABI under the Securities Act or the Exchange Act in connection with the transactions contemplated by this Agreement (the "Registration Statement"), the proxy statement to be used by Murdock to solicit any required approval of its stockholders as contemplated by this Agreement (the "Proxy Statement"), or any other document to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed, and with respect of the Proxy Statement, when it is first mailed to the stockholders of Murdock contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it is filed with the SEC and at the time it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders Meeting of Murdock to be held pursuant to Section 8.3 of this Agreement, including any adjournments thereof, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that Murdock is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws.





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         5.23    ACCOUNTING, TAX AND REGULATORY MATTERS.  To the Knowledge of
Murdock, neither Murdock nor any of its affiliates has taken or agreed to take any action that would, or has Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for "pooling of interests" treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of any Regulatory Authority referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section 9.1(b).

         5.24 OPINION OF FINANCIAL ADVISOR. Murdock has received an opinion of Allen C. Ewing & Co., to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Murdock stockholders from a financial point of view, and a true, complete, and correct copy of such opinion will be delivered to ABI.

         5.25 STATE TAKEOVER LAWS. The Board of Directors of Murdock has duly and validly taken or will take in a timely manner all necessary actions to exempt the transactions contemplated by this Agreement, including the Merger, from the provisions of Sections 607.0901 through 607.0903, inclusive, of the FBCA, and no other state takeover statute or similar Law applies or purports to apply to the Agreement, or the transactions contemplated hereby or thereby (collectively, "Takeover Laws").

         5.26 CORPORATE GOVERNANCE PROVISIONS. Murdock has taken or will take in a timely manner all action so that the entering into this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in any super-majority voting requirement or the grant of any rights to any person under the Articles of Incorporation, Bylaws, or other governing instruments of Murdock or restrict or impair the ability of ABI or any of its Subsidiaries to vote, or otherwise exercise the rights of a stockholder with respect to, shares of Murdock Common Stock that may be directly or indirectly acquired or controlled by it.

         5.27 DERIVATIVE CONTRACTS. Except as disclosed in Section 5.27 of the Murdock Disclosure Memorandum, Murdock is not a party to nor has Murdock agreed to enter into any swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof) (each a "Derivatives Contract").

         5.28 SUPPORT OF STOCKHOLDERS. As an inducement to ABI to enter into this Agreement, Murdock has obtained and delivered to ABI letter agreements with each of the Murdock stockholders who serve as directors and officers of Murdock in substantially the form as set forth in Exhibit A hereto committing these stockholders to actively support the Merger by, among other things, voting all shares beneficially owned by each of them, except with respect to certain shares beneficially held by their spouses ("Spouse Shares") in favor of the Merger at the Stockholders' Meeting and not disposing of the Murdock Common Stock other than pursuant to the Merger.

                                   ARTICLE VI

                     REPRESENTATIONS AND WARRANTIES OF ABI

         ABI represents and warrants to Murdock as follows:


         6.1     ORGANIZATION, STANDING, AND POWER.

                 (a) ABI is a corporation duly organized, validly existing, and in active status under the laws of the State of Florida, and has the requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted. ABI is duly qualified or licensed to do business as a





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foreign corporation, and is in good standing in each jurisdiction (whether federal, state, or local) where the nature of its business or the ownership of leasing of its properties make such qualification or licensing necessary, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have a Material Adverse Effect on ABI.

                 (b) American Bank is a state banking corporation duly organized, validly existing, and in active status under the laws of the State of Florida, and has the requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted. American Bank is duly qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction (whether federal, state, or local) where the nature of its business or the ownership or leasing of its properties make such qualification or licensing necessary, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have a Material Adverse Effect on American Bank.

         6.2     AUTHORITY; NO CONFLICT.

                 (a) Each of ABI and American Bank has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by ABI and American Bank and the consummation by ABI and American Bank of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of ABI and American Bank. This Agreement has been duly executed and delivered by ABI and American Bank and (assuming due authorization, execution, and delivery by Murdock) constitutes a legal, valid, and binding obligation of ABI and American Bank enforceable against ABI and American Bank in accordance with its terms (except in all cases to the extent as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights and remedies generally and except that the availability of the equitable remedy of general specific performance and injunctive relief is subject to the discretion of the court before which any proceedings may be brought).

                 (b) Neither the execution and delivery of this Agreement by ABI or American Bank, nor the consummation by ABI or American Bank of the transactions contemplated hereby, nor compliance by ABI or American Bank with any of the terms or provisions herein, will (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of any ABI Company, or
(ii) violate, conflict with, constitute or result in a breach of any term, condition, or provision of, or constitute a default (with or without notice or the lapse of time, or both) under, or give rise to any right of termination, cancellation, or acceleration of any obligation or the loss of any benefit under, or require a Consent pursuant to, or result in the creation of any Lien upon any material assets or properties of any ABI Company pursuant to, any of the terms, provisions, or conditions of any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, agreement, contract, lease, Permit, concession, franchise, plan, or other instrument or obligation to which ABI any ABI Company is a party, or by which any of their properties or assets may be bound or affected, when such violation, conflict, breach, default, creation of Lien, or failure to obtain a Consent would, in the aggregate have a Material Adverse Effect on ABI and its Subsidiary on a consolidated basis or
(iii) subject to receipt of the Consents referred to in Section 9.1(c) of this Agreement, conflict with or violate any judgment, order, writ, Injunction, decree, or Law applicable to any ABI Company or any of their properties or assets which in the aggregate would have a Material Adverse Effect on ABI and American Bank on a consolidated basis.

                 (c) Other than (i) in connection or compliance with the provisions of applicable state corporate and securities Laws, the Securities Laws, and rules of the Nasdaq, (ii) consents or approvals Consents required from Regulatory Authorities, and (iii) notices to or filings with the Internal Revenue Service, or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, no notice to, registration, declaration, or filing with, order, authorization, or Permit of, exemption or waiver by, or Consent of, or any action by any Government Entity is necessary or required in connection with the execution and delivery of this Agreement





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and the consummation by ABI and American Bank of the Merger and the other transactions contemplated by this Agreement.

         6.3 CAPITALIZATION. The authorized capital stock of ABI consists of 10,000,000 ABI Common Shares, of which 4,040,927 shares were issued and outstanding as of September 23, 1997. All of the issued and outstanding ABI Common Shares are, and all of the ABI Common Shares to be issued in exchange for shares of Murdock Common Stock upon consummation of the Merger when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable. All of the ABI Common Shares to be issued in the Merger will be authorized and reserved for issuance prior to the Effective Time. None of the outstanding ABI Common Shares has been, and none of the ABI Common Shares to be issued in exchange for shares of Murdock Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights.

         6.4 SUBSIDIARIES. Except as disclosed in Section 6.4 of the ABI Disclosure Memorandum, the list of Subsidiaries of ABI filed by ABI with its most recent SEC Report (as defined in Section 6.5 of this Agreement) on Form 10-KSB for the fiscal year ended December 31, 1996 (or incorporated therein by reference) is a true and complete list of all of the ABI Subsidiaries. ABI or one of its Subsidiaries own all of the issued and outstanding shares of capital stock of each ABI Subsidiary.

         6.5     SEC FILINGS; FINANCIAL STATEMENTS.

                 (a) ABI has filed and made available to Murdock copies of all forms, reports, and documents required to be filed by ABI with the SEC since February 6, 1996 (collectively referred to as the "SEC Reports"). As of their respective filing dates, each SEC Report complied as to form in all material respects with the applicable requirements under the Securities Act and the Exchange Act. As of their respective filing dates, no SEC Report filed contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (except any statement or omission therein which has been corrected or otherwise disclosed or updated in a subsequent SEC Reports). None of the ABI Subsidiaries, including American Bank, is required to file any forms, reports, or documents under the Exchange Act with the SEC or with any other Regulatory Authority.

                 (b) The audited consolidated financial statements and the unaudited interim financial statements of ABI (including, in each case, the notes thereto) contained in the SEC Reports filed on Form 10-KSB or Form 10-QSB, including any SEC Reports filed subsequent to the date of this Agreement until the Effective Time (the "ABI Financial Statements") (as of the dates thereof and for the periods covered thereby) (i) are or will be prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-QSB promulgated by the SEC), and (ii) present or will present fairly the consolidated financial position of ABI and its Subsidiaries as of their respective dates and the consolidated results of operations and cash flows of for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount, and except for the absence of certain footnote information in the unaudited statements.

         6.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1997, except as disclosed in the ABI Financial Statements or in Section 6.6 of the ABI Disclosure Memorandum, there have been no events, changes, developments, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis.

         6.7     NO UNDISCLOSED LIABILITIES.  Except as disclosed in Section
6.7 of the ABI Disclosure Memorandum, no ABI Company has any obligations or liabilities (contingent or otherwise whether accrued or reserved) that might reasonably be expected to have a Material Adverse Effect on ABI and its Subsidiaries on a





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consolidated basis, except obligations and liabilities (i) which are accrued or reserved against in the ABI Financial Statements or reflected in the notes thereto, or (ii) which were incurred or paid since June 30, 1997 in the ordinary course of business consistent with past practices and are not reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries.

         6.8     TAX MATTERS.

                 (a) All Tax Returns required to be filed by or on behalf of ABI or any of its Subsidiaries have been filed, or requests for extensions have been filed, granted, and have not expired for periods ending on or after February 6, 1996, and on or before the date of the most recent fiscal year and immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis, and all such returns filed are true, complete, and accurate in all material respects. ABI has paid or caused to be paid all Taxes shown to be due on such Tax Returns. There is no audit examination, deficiency, or refund litigation or matter in controversy with respect to any Taxes that is reasonably likely to result in a determination that would have a Material Adverse Effect on ABI and its Subsidiaries on consolidated basis, except as reserved against in the ABI Financial Statements or disclosed in Section 6.8 of the ABI Disclosure Memorandum. All Taxes and other liabilities due with respect to completed and settled examinations or concluded litigation have been paid accrued, or provided for as disclosed in Section 6.8 of the ABI Disclosure Memorandum.

                 (b) Adequate provision for any Taxes due or to become due for ABI or any of its Subsidiaries for any period or periods through the date of the ABI Financial Statements, has been made and is reflected on such ABI Financial Statements.

                 (c) Deferred Taxes of ABI and its Subsidiaries have been provided for in the ABI Financial Statements in accordance with GAAP.

                 (d) ABI and each of its Subsidiaries are in compliance with, and their records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions which are not reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis.

         6.9     ENVIRONMENTAL MATTERS.

                 (a) Except as disclosed in Section 6.9 of the ABI Disclosure Memorandum, to the Knowledge of ABI each ABI Company, their Participation Facilities, and their Loan Properties are, and have been, in compliance in all material respects with all applicable Environmental Laws, except for violations which are not reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis.

                 (b) Except as disclosed in Section 6.9 of the ABI Disclosure Memorandum, to the Knowledge of ABI there is no suit, claim, action, or proceeding pending or threatened before any Governmental Entity, or other forum in which any ABI Company or any of their Loan Properties or Participation Facilities has been or, with respect to threatened proceedings may be named as a defendant or a potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any ABI Company, or any of their Loan Properties or Participation Facilities, except for such proceedings pending or threatened that are not reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis. Except as disclosed in Section 6.9 of the ABI Disclosure Memorandum, to the knowledge of ABI no notice, notification, demand, request for information, citation, summons, or order has been received, to the Knowledge of ABI no complaint has been filed, no penalty has been assessed, and to the



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Knowledge of ABI no investigation or review is pending or, to the
Knowledge of ABI, is threatened by any Governmental Entity or other person relating to or arising out of any Environmental Law.

                 (c) Except as disclosed in Section 6.9 of the ABI Disclosure Memorandum, to the Knowledge of ABI there is no reasonable basis for any suit, claim, action, or proceeding of the type as described in Section 6.9(b) of this Agreement, except as would not have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis.

                 (d) Except as disclosed in Section 6.9 of the ABI Disclosure Memorandum, to the Knowledge of ABI there has been no release of Hazardous Material in, on, under, or affecting any current or previously owned or leased real property of ABI Company, or any Participation Facility or any Loan Property, except where such release does not or is not reasonably likely to have, in the aggregate, a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis.

         6.10    COMPLIANCE WITH LAWS; NO VIOLATIONS.

                 (a) ABI is a bank holding company duly registered under the BHC Act. Each ABI Company has in effect and holds all Permits of and from all Governmental Entities necessary for it to own, lease, and operate its material assets and property and to carry on its business as now conducted, except for such Permits the absence of which are not reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis.

                 (b) Except as set forth in Section 6.10 of the ABI Disclosure Memorandum, none of the ABI Companies is presently in conflict with or, in default under or in violation of, (i) its Articles of Incorporation, Bylaws, or comparable organizational documents, or (ii) Law, Permit, order, judgment, writ, Injunction, or decree or any Regulatory Agreement applicable to their respective businesses or to their employees conducting such business or by which their assets or properties are bound or affected except for conflicts, defaults, or violations that are not reasonably likely to have a Material Adverse Effect on ABI or any of its Subsidiaries on a consolidated basis.

                 (c) No ABI Company has received any notification or communication from any Governmental Entity, or from any Regulatory Authority
(i) asserting that any ABI Company is not in compliance with any of the Laws, orders, judgments, writs, Injunctions, or decrees which such Governmental Entity or Regulatory Authority enforces, which as a result of such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis,
(ii) threatening to revoke any Permits, or (iii) requiring or threatening to require any ABI Company, or indicating that any ABI Company may be required, to enter into or consent to the issuance of a Regulatory Agreement. Except as disclosed in Section 6.10 of the ABI Disclosure Memorandum, no ABI Company has consented to, entered into, or agreed to enter into, any Regulatory Agreement. Except for routine examination by the Federal Reserve, the FDIC, and the Department, as of the date of this Agreement, to the Knowledge of ABI, no investigation by any Governmental Entity with respect to ABI or American Bank is pending or threatened.

         6.11 LEGAL PROCEEDINGS. Except as disclosed in Section 6.11 of the ABI Disclosure Memorandum, there are no actions, suits, or proceedings instituted or pending or, to the best of the Knowledge of ABI, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any ABI Company, or against any property, assets, interest, or right of any of them, that is reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis. Except as disclosed in Section 6.11 of the ABI Disclosure Memorandum, no ABI Company is a party to any agreement or instrument or is subject to any restrictions under their respective Articles of Incorporation or Bylaws, or other corporate restriction, or any judgment, order, writ, Injunction, or decree of any Governmental Entity or





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arbitrators that is reasonably likely to have a Material Adverse Effect on ABI and its Subsidiaries on a consolidated basis.

         6.12 BROKERS AND FINDERS. Except for Advest, Inc., no ABI Company, nor any of their respective directors, officers, or employees has employed any agent, broker, finder, investment banker, or other intermediary or incurred any liability for any financial advisory services, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for ABI or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

         6.13 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any ABI Company or any affiliate thereof for inclusion in the Registration Statement to be filed by ABI with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any ABI Company or any affiliate thereof for inclusion in the Proxy Statement to be mailed to Murdock's shareholders in connection with the Stockholders' Meeting, and any other documents to be filed by any ABI Company or any affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Murdock, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any ABI Company or any affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

         6.14 ACCOUNTING, TAX, AND REGULATORY MATTERS. No ABI Company has taken or agreed to take any action that would, or has Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for "pooling of interests" treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section 9.1(b).

         6.15 MATERIAL CONTRACTS. Except as disclosed in Section 6.15 of the ABI Disclosure Memorandum, all material contracts, agreements, leases, commitments, and other instruments to which ABI is a party and which are required to be filed as an exhibit to SEC Reports have been so filed.

                                  ARTICLE VII

                CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

         7.1 CONDUCT OF BUSINESS BY MURDOCK. During the period from the date of this Agreement to the Effective Time, unless the prior written consent of ABI shall have been obtained, and except as otherwise expressly contemplated by this Agreement, Murdock shall: (a) operate its business only in the usual, regular, and ordinary course consistent with past practice, (b) use its reasonable best efforts to maintain and preserve intact its business organization, assets, and properties and maintain its rights and franchises,
(c) use its reasonable efforts to maintain its current employee and advantageous business relationships and retain the services of its officers and key employees, and (d) take no action which would adversely affect or delay the ability of any party (i) to obtain any necessary Consents of any Regulatory Authority or other Governmental Entity required for the transactions contemplated hereby without the imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or
(ii) to perform its covenants and agreements under this Agreement.





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         7.2     FORBEARANCE.  During the period from the date of this
Agreement until the earlier of the Effective Time or the termination of this Agreement, Murdock covenants and agrees that it will not do or agree to commit to do any of the following, without the prior written consent of the chief executive officer of ABI:

                 (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of Murdock, except as expressly contemplated by this Agreement; or

                 (b) except for single family residential mortgage loans not in excess of $200,000, make any loan or other extension of credit to any person in excess of $100,000; or

                 (c) (i) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of Murdock consistent with past practices (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or (ii) assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of an individual, corporation, or other entity, or (iii) impose, or suffer the imposition, on any material asset or property of Murdock of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, and any Liens in effect as of the date hereof that are disclosed in Section 5.2(c) of the Murdock Disclosure Memorandum); or (iv) or make any loan or advance which would be reasonably likely to have a Material Adverse Effect on Murdock; or

                 (d) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Murdock, or make, declare, or pay any dividend or make any other distribution in respect of Murdock's capital stock; or

                 (e) except as contemplated by Section 8.15 of this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract, agreement, or other contract, agreement, commitment, or other instrument to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding any additional shares of Murdock Common Stock or any other capital stock of Murdock (or permit the exercise of any option, warrant, or other right requiring the issuance of any securities by Murdock), or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                 (f) adjust, split, combine, or reclassify any capital stock of Murdock or authorize the issuance of any other securities in respect of or in substitution for shares of Murdock Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any property or asset other than in the ordinary course of business for reasonable and adequate consideration; or

                 (g) except for purchases of United States Treasury securities or United States Government agency securities, which in either case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, assets transfers, or purchase of any assets or property, in any person, entity, partnership, or corporation, or otherwise acquire direct or indirect control over any person, entity, partnership, or corporation, other than in connection with (i) foreclosures in the ordinary course of business or
(ii) acquisitions of control in its fiduciary capacity.

                 (h) grant any increase in compensation or benefits to the employees or officers of Murdock, except in accordance with past practice disclosed in Section 7.2(h) of the Murdock Disclosure Memorandum or as required by Law; except as disclosed in Section 7.2(h) of the Murdock Disclosure Memorandum, pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts, agreements, or other





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instruments in effect on the date of this Agreement; enter into or amend any severance agreements with officers or employees of Murdock, grant any material increase in fees or other increases in compensation or other benefits to directors of Murdock, except in accordance with past practice disclosed in
Section 7.2(h) of the Murdock Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

                 (i) except as contemplated by Section 8.15 of this Agreement, enter into or amend any employment agreement, contract, or other instrument between Murdock and any person (unless such amendment is required by Law) that Murdock does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; or

                 (j) adopt any new employee benefit plan of Murdock or make any material change in or to any existing employee benefit plans of Murdock other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the Tax qualified status of any such plan; or

                 (k) make any significant change in any Tax or accounting methods or systems of internal accounting controls in effect on June 30, 1997, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements, or GAAP; or

                 (l) commence any action, suit, proceeding, or litigation other than in accordance with past practice or settle any action, suit, proceeding, or litigation involving any liability of Murdock for material money damages or restrictions upon the operations of Murdock; or

                 (m) except in the ordinary course of business consistent with past practice, modify, amend, or terminate any material contract, agreement, or other instrument, other than renewals without material adverse change of terms, or waive, release, compromise, or assign any material rights or claims; or

                 (n) except for transactions in the ordinary course of business consistent with past practice, make any investment in excess of $50,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchase of property or assets of any other individual, corporation, or other entity; or

                 (o) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties or assets to any individual, corporation, or other entity or cancel, release, or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts, agreements, or other instruments in force at the date of this Agreement; or

                 (p) agree to, or make any commitment to, take any of the actions prohibited by this Section 7.2 of this Agreement.

         7.3 COVENANTS OF ABI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, ABI covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the ABI Common Shares and the business prospects of ABI and its Subsidiaries, and (b) take no action which would (i) materially adversely affect the ability of any party to this Agreement to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or (ii) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any ABI Company from discontinuing or disposing of any of its properties, assets, or business if such action is, in the judgment of ABI, desirable in the conduct of the business of ABI and its Subsidiaries.





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         7.4     NOTIFICATION OF ADVERSE CHANGES IN CONDITION.  Each party
agrees to promptly advise the other parties to this Agreement, orally and in writing, upon becoming aware of the occurrence or pending occurrence of any event or circumstance relating to it or any of its Subsidiaries which is (i) reasonably likely to have a Material Adverse Effect on such party or its Subsidiaries, if any, or (ii) which would cause or constitute a material breach of any of the representations, warranties, or covenants of such party contained herein, and shall use its reasonable best efforts to prevent or promptly remedy the same.

         7.5 GOVERNMENT FILINGS AND REPORTS. Each party and their respective Subsidiaries, if any, shall file all reports required to be filed by each of them with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other parties copies of all such reports promptly after the same are filed. Murdock and American Bank shall file all call reports with the appropriate bank regulator and all other reports, applications, and other documents required to be filed with the appropriate bank regulators between the date hereof and the Effective Time and shall make available to the other party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements shall fairly present the consolidated financial position of the entity filing such statements as of the dates indicated thereon and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal year-end adjustments or any other adjustments described therein which are not expected to be material in amount, and except for the absence of certain footnote information in the unaudited statements). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, in light of the circumstances under which they were made, not misleading (except to the extent that any such statement or omission therein has been corrected or otherwise disclosed or updated in a subsequent report filed by such party with the SEC). Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

         8.1     REGISTRATION STATEMENT; PROXY STATEMENT; REGULATORY MATTERS.

                 (a) ABI shall (i) prepare and file with the SEC as soon as is reasonably practicable after execution of this Agreement, the Registration Statement including the Proxy Statement, (ii) use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act and remain effective through the Effective Time, and (iii) take any action reasonably required to be taken under any applicable state blue sky or securities Laws in connection therewith. Murdock shall furnish ABI with all information concerning Murdock and the holders of Murdock Common Stock as ABI may reasonably request in connection with the foregoing.

                 (b) ABI shall promptly prepare and file, and Murdock shall cooperate in the preparation and, where appropriate, filing of, (i) all applications and documentation with third parties and Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requested Consents and Permits to consummate the transactions contemplated by this Agreement, and (ii) thereafter to use its reasonable best efforts to cause the Merger to be consummated as expeditiously as reasonably practicable.

         8.2 ACCESS TO INFORMATION; CONFIDENTIALITY. From the date hereof until the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice and subject to applicable Laws, ABI and Murdock shall afford each other, and each other's accountants, counsel, and other representatives, during normal business hours during the period of time prior to the Effective Time, reasonable access to all of its properties, books, contracts, commitments, and records and, during such period, each of Murdock and ABI shall furnish promptly to the other (a) a copy of each report, schedule, and other document filed or received by it during such





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period pursuant to the requirements of the Securities Laws or federal or state banking laws (other than reports or documents which such party is not permitted to disclose under applicable Law), (b) a copy of all filings made with any Regulatory Authorities or other Governmental Entities in connection with the transactions contemplated by this Agreement and all written communications received from such Regulatory Authorities and Governmental Entities related thereto, and (c) all other information concerning its business, properties, and personnel as such other party may reasonably request, including reports of condition filed with Regulatory Authorities. In this regard, without limiting the generality of the foregoing, each of the parties hereto shall notify the other parties hereto promptly upon the receipt by it of any comments from the SEC, or its staff, and any requests by the SEC for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information and will supply the other parties hereto with copies of all correspondence between it and its representatives, on the one hand, and the SEC or the members of its staff or any other government official, on the other hand, with respect to the Registration Statement or the Proxy Statement. Each party hereto shall, and shall cause its advisors and representatives to (x) conduct its investigation in such a manner which will not unreasonably interfere with the normal operations, customers or employee relations of the other and shall be in accordance with procedures established by the parties having due regard for the foregoing, and (y) refrain from using for any purposes other than as set forth in this Agreement and shall treat as confidential all such information obtained by each hereunder or in connection herewith and not otherwise known to them prior to the Effective Time. Except as otherwise agreed to in writing by Murdock, until the Effective Time, ABI and its Subsidiaries and affiliates will be bound by, and all information received with respect to Murdock pursuant to this Section 8.2 shall be subject to that certain confidentiality agreement entered into with ABI on August 11, 1997. Except as otherwise agreed to in writing by ABI, until the Effective Time, Murdock will be bound by, and all information received with respect to ABI pursuant to this Section 8.2 shall be subject to that certain confidentiality agreement entered into with Murdock on August 15, 1997.

         8.3 STOCKHOLDERS' APPROVALS. Murdock shall call a meeting of its stockholders to be held on a date to be mutually agreed to by the parties as soon as reasonably practicable after the Registration Statement is declared effective by the SEC under the Securities Act for the purpose of considering and voting upon approval of the Merger and such other related matters as it deems appropriate (the "Stockholders' Meeting"). In connection with the Stockholders' Meeting, (a) Murdock shall prepare a Proxy Statement relating to the Merger and mail such Proxy Statement to the stockholders of Murdock, (b) the parties shall furnish to each other all information concerning them that they may reasonably request in connection with the preparation of the Proxy Statement, (c) the Board of Directors of Murdock shall submit for approval of its stockholders the matters to be voted upon at the Stockholders' Meeting, and shall recommend (unless the Board of Directors of Murdock shall have concluded in good faith and based upon advice of counsel, that such recommendation would be inconsistent with its fiduciary obligations under applicable Law) to its stockholders the approval of this Agreement, (d) each member of the Board of Directors of and the Chief Executive Officer of Murdock shall vote all Murdock Common Stock beneficially owned by each in favor of approval of this Agreement and consummation of the Merger, and (e) the Board of Directors and executive officers of Murdock shall use their reasonable efforts to obtain such stockholder approvals (subject to compliance with their fiduciary duties as advised by counsel). ABI shall approve and shall cause the Board of Directors of the Surviving Corporation to approve the Merger.

         8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, Murdock and the Surviving Corporation shall execute and file the Articles of Merger with the Secretary of State of the State of Florida in connection with the Closing.

         8.5 AGREEMENTS AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use, and cause its Subsidiaries, if any, to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable after the date of this Agreement, including the use of their respective reasonable best efforts to lift or rescind any judgment, order, writ, Injunction or other decree adversely affecting the ability of the parties to consummate the transactions contemplated hereby and to cause to be satisfied the conditions referred to





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in Article IX of this Agreement; provided, however, that nothing herein shall preclude either party from exercising its rights under this Agreement. ABI and Murdock shall use their reasonable best efforts to obtain all Consents and Permits of all third parties and Regulatory Authorities necessary or desirable for the consummation of the transactions contemplated by this Agreement. Each party hereto agrees that to the extent practicable, it will consult with the other parties to this Agreement with respect to obtaining all such Permits and Consents of third parties and Governmental Entities and each will keep the other parties apprised of the status of matters relating to the completion of the transactions contemplated hereby.

         8.6 NO SOLICITATION. Except with respect to this Agreement and the transactions contemplated hereby, from the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to Article X, neither Murdock nor any affiliate or representative of Murdock, shall, directly or indirectly, solicit an Acquisition Proposal by any person. Neither Murdock nor any affiliate or representative of any of them shall negotiate with, or provide any information to with respect to an Acquisition Proposal. Murdock shall promptly advise ABI orally and in writing of any such inquiries or proposals relating to any such transaction, including all of the material terms thereof. Murdock and any of its affiliates or representatives shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any persons conducted heretofore with respect to any of the foregoing.

         8.7 EMPLOYEE BENEFITS. Following the Effective Time, ABI shall provide generally to officers and employees of Murdock employee benefits, including without limitation, pension benefits, health and welfare benefits, life insurance and vacation, and severance arrangements, on terms and conditions provided from time to time by ABI and its Subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting under any employee benefit plan of ABI and its Subsidiaries, the service of the employees of Murdock or its Subsidiaries prior to the Effective Time shall be treated as service with the ABI or its Subsidiaries participating in such employee benefit plans.

         8.8 CURRENT INFORMATION. During the period from the date of this Agreement until the Effective Time or the termination of this Agreement, each of ABI and Murdock shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other. Each of Murdock and ABI shall promptly notify the other of (i) any material change in its business or operations, (ii) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or the threat of material action, suit, claim, or proceeding involving such party, or (iv) the occurrence, or nonoccurrence, of any event or condition the occurrence, or nonoccurrence, of which would be reasonably expected to cause any of such party's representations or warranties set forth herein that are qualified as to materiality to become untrue or inaccurate in any respect as of the Closing, and these representations and warranties not so qualified to become untrue or inaccurate in any material respect as of the Closing; and in each case shall keep the other fully informed with respect thereto.

         8.9 OTHER ACTIONS. No party shall take any action, except in every case as may be required by applicable Law, that would or is intended to result in (i) any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material manner having a Material Adverse Effect, (iii) any of the conditions set forth in this Agreement not being satisfied or in a violation of any provision of this Agreement, or (iv) adversely affecting the ability of any of them to obtain any of the Consents or Permits from the Regulatory Authorities (unless such action is required by sound banking practice).

         8.10 PRESS RELEASES. From the date of this Agreement until the Effective Time or the termination of this Agreement, Murdock and ABI shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement, the Merger, or any other transaction contemplated hereby; provided, that nothing in this
Section 8.10 of this Agreement shall prohibit any party from making any





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disclosure which its counsel deems necessary or advisable in order to satisfy such party's disclosure obligations imposed by Law.

         8.11 POOLING AND TAX-FREE REORGANIZATION TREATMENT. Neither Murdock nor ABI shall take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger from being treated as a "pooling of interests" for accounting purposes or cause the Merger not to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

         8.12 STATE TAKEOVER LAWS. Murdock shall take all action necessary to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws.

         8.13 CORPORATE GOVERNANCE PROVISIONS. Murdock shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in any super-majority voting requirements under the Articles of Incorporation, Bylaws, or other governing instruments of Murdock or restrict or impair the ability of ABI or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Murdock Common Stock.

         8.14    AGREEMENT OF AFFILIATES.  Murdock has disclosed in Section
8.14 of the Murdock Disclosure Memorandum all persons whom it reasonably believes are "affiliates" of Murdock for purposes of Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to "pooling of interests" accounting treatment. Murdock shall cause each such person to deliver to ABI not later than thirty (30) days prior to the Effective Time, a written agreement, substantially in the form of Exhibit B hereto, providing that such person will not sell, pledge, transfer, or otherwise dispose of the shares of Murdock Common Stock held by such person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the ABI Common Shares to be received by such person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder and until such time as financial results covering at least thirty (30) days of combined operations of ABI and Murdock have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. ABI Common Shares issued to such affiliates of Murdock in exchange for shares of Murdock Common Stock shall not be transferable until such time as financial results covering at least thirty (30) days of combined operations of ABI and Murdock have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.14, and ABI shall be entitled to place restrictive legends upon certificates for ABI Common Shares issued to affiliates of Murdock pursuant to this Agreement to enforce the provisions of this Section 8.14.

         8.15 OFFICER AGREEMENT. On or before the date of Closing, Murdock shall deliver to ABI an agreement from Robert L. Andreasen in a form satisfactory to ABI and its counsel (the "Officer Agreement") to the effect that (a) the option to purchase 14,000 shares of Murdock Common Stock referenced in Section 5.3(a) of this Agreement constitutes all of the options, warrants, rights to subscribe to or acquire, or otherwise receive shares of Murdock Common Stock from, or issued by, Murdock under any agreement, contract, or other instrument or commitment, written or oral, whether as a result of his employment or otherwise, and that he has no other right or claim to any additional shares of Murdock Common Stock or rights to acquire Murdock Common Stock, and (b) Mr. Andreasen waives his right, if any, to any additional compensation payable to him under Section Seven of the Amended and Restated Employment Agreement by and between Murdock and Mr. Andreasen dated August 29, 1995 upon a "change of control" as defined therein, provided that he is retained by the Surviving Corporation and his base compensation which, as of the date of this Agreement is $102,500 annually, is not reduced and the Surviving Corporation specifically assures Murdock's obligations under such Restated Employment Agreement and performs in accordance with the terms thereof.





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         8.16    AMERICAN BANK/MURDOCK LOCAL ADVISORY BOARD.  ABI will
establish or cause to be established an advisory board of directors for the Murdock branch of American Bank consisting of 7 to 9 members. The advisory board will meet no less frequently than on a quarterly basis and whose members will receive a payment of $100 for each meeting attended. At the Effective Time, ABI shall appoint at least three current members of the Board of Directors of Murdock (to the extent that at least three such directors are interested in serving in such position) to such advisory board together with such other persons as ABI, in its sole discretion, may deem advisable or desirable to serve on such board. ABI also will cause to be established, a loan committee of the advisory board consisting of five to seven members which shall meet weekly, or as needed, and whose members will receive a payment of $100 per meeting. The current members of the Board of Directors of Murdock selected to the advisory board shall be given preference to serve as members of the loan committee.

         8.17    INDEMNIFICATION.

                 (a) ABI shall, and shall cause the Surviving Corporation (and its successors and assigns) to, indemnify, defend, and hold harmless the present directors, officers, employees, and agents of Murdock (each, an "Indemnified Party) after the Effective Time against all costs, fees, or expenses (including reasonable attorneys' fees) judgements, fines, penalties, losses, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding, or investigation, whether civil, administrative, or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Florida Law and by Murdock's Articles of incorporation and Bylaws as in effect as of the date hereof, including any provisions relating to advances of expenses incurred in the defense of any action, suit, or proceeding. If indemnification is sought hereunder, the Indemnified Party shall notify ABI of the commencement of the litigation, proceeding, or other action, or any overt threat with respect to any of the foregoing; provided, however, that the failure to provide such notification shall not relieve ABI from its indemnification obligations hereunder or otherwise to such Indemnified Party unless and only to the extent that such failure shall materially and adversely affect the ability of ABI to defend such litigation, proceeding, or other action. Following such notification, ABI may elect to assume the defense of such litigation, proceeding, or other action (and the costs related thereto) and, upon such election, ABI shall not be liable for any legal costs subsequently incurred by such Indemnified Party (other than the costs of investigation or the production of documents or witnesses) unless (i) ABI fails to provide legal counsel reasonably satisfactory to such Indemnified Party in a timely manner, or (ii) such Indemnified Party shall have reasonably concluded that (A) the representation of such Indemnified Party by legal counsel selected by ABI would be inappropriate due to actual or potential conflicts of interest or (B) there may be a legal defense available to such Indemnified Party that are different from or additional to those available to the Company or any other Indemnified Party represented by such legal counsel. Nothing set forth herein shall preclude any Indemnified Party from retaining its own counsel at its own expense. ABI agrees that it will not, without the prior written consent of the Indemnified Parties, settle, compromise, or consent to the entry of judgment in any pending or threatened claim, proceeding, or action in respect of which indemnification could be sought hereunder (whether or not any Indemnified Party is a party to such claim or proceeding) unless such settlement includes a provision unconditionally releasing each Indemnified Party from and holding each of them harmless against all liability in respect of claims by any releasing party related to or arising out of such matters or any transaction or conduct in connection therewith. Without limiting the generality of the foregoing, in any case in which the approval of ABI is required to effectuate such indemnification, ABI shall direct, or cause such ABI Company to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between ABI and the Indemnified Party. ABI shall, and shall cause the Surviving Corporation and all other relevant ABI Companies to apply such rights of indemnification in good faith and to the fullest extent permitted by applicable Law.

                 (b) Incident to any information furnished or disclosed by ABI or any ABI Company in connection with the Registration Statement and the Proxy Statement, and subject to applicable Law, ABI shall indemnify, defend, and hold harmless Indemnified Parties against all costs, fees, or expenses (including reasonable attorneys' fees) judgements, fines, penalties, losses, damages, liabilities, and amounts paid in settlement in





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connection with any claim, action, suit, proceeding, or investigation, whether civil, administrative, or investigative, arising out of or under the Securities Laws or any state blue sky or securities Laws based in whole or in part on (i) any untrue statement or alleged untrue statement of a material fact contained in such documents including any amendment or supplement to such document), (ii) any omission or alleged omission to state in such documents a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation of ABI or an ABI Company of the Securities Laws or any state blue sky or securities Laws in connection with such documents; provided, however, that neither ABI or any ABI Company will be liable in any such case to the extent that any such claim, action, suit, or investigation is based on any untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement or Proxy Statement or any amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to ABI or any ABI Company by Murdock or any Indemnified Party specifically for use therein.

                 (c) Murdock shall indemnify, and each Indemnified Party shall, severally and not jointly, indemnify, defend, and hold harmless ABI, any ABI Company, each of their directors, officers, employees, and agents, and each person who controls ABI or any ABI Company against all costs, fees, or expenses (including reasonable attorneys' fees) judgements, fines, penalties, losses, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding, or investigation, whether civil, administrative, or investigative, arising out of or under the Securities Laws or any state blue sky or securities Laws based in whole or in part on (i) any untrue statement or alleged untrue statement of a material fact contained in such documents including any amendment or supplement to such document), (ii) any omission or alleged omission to state in such documents a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation of Murdock or such Indemnified Party of the Securities Laws or any state blue sky or securities Laws in connection with such documents; provided, however, that each Indemnified Party will be liable only for, and Murdock will be liable in any such case only to the extent that, any such claim, action, suit, or investigation is based on any untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement or Proxy Statement or any amendment or supplement thereto in reliance upon and in conformity with information furnished in writing by Murdock or such Indemnified Party, as the case may be, specifically for use therein.

                 (d) If ABI or the Surviving Corporation or any of its successors or assigns shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or shall transfer all or substantially all of its assets to any person, corporation or entity, then in each case, proper provision shall be made so that the successors and assigns of ABI shall assume the obligations set forth in this Section 8.17

                 (e) The provisions of this Section 8.17 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, and shall survive the consummation of the Merger and be binding on all successors and assigns of ABI and the Surviving Corporation.

         8.18 SPOUSES SHARES. Murdock shall obtain and deliver to ABI prior to the Stockholders' Meeting, letter agreements with respect to the Spouses Shares in substantially the form set forth in Exhibit A hereto committing the holder of such Spouses Shares in favor of the Merger at the Stockholders' Meeting and not disposing of the Murdock Common Stock other than pursuant to the Merger.

                                   ARTICLE IX

                                   CONDITIONS

         9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction of the following conditions, unless waived by both parties pursuant to Section 11.7 of this Agreement:





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                 (a)      Stockholder Approval.  The Stockholders of Murdock
shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law.

                 (b) Regulatory Approval. Other than the filing of the Articles of Merger contemplated by Section 1.3 hereof, all Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of assets or properties) which in the reasonably judgement of the Board of Directors of either party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

                 (c) Legal Proceedings. No Governmental Entity of competent jurisdiction shall have issued any injunction, order, decree, ruling, or other legal restraint or prohibition, whether temporary, preliminary, or permanent (an "Injunction") which is in effect and has the effect of preventing the consummation of the Merger or any of the transactions contemplated thereby, nor shall any such action or proceeding been commenced or be pending for the purposes of obtaining an Injunction. No Law, judgment, order, Injunction, writ, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

                 (d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals and Consents under blue sky or state securities Laws or the Securities Act or the Exchange Act relating to the issuance or trading of the ABI Common Shares issuable pursuant to the Merger shall have been received.

                 (e) Pooling of Interests. Coopers & Lybrand L.L.P., ABI's independent public accountants, shall have issued a letter, dated as of the Effective Time, to ABI to the effect that the Merger will qualify for "pooling of interests" accounting treatment under GAAP.

                 (f) Tax Opinion. Each party shall have received a written tax opinion of Carlton, Fields, Ward, Emmanuel, Smith, & Cutler, P.A. in form and substance reasonably satisfactory to such parties substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that (ii) the exchange in the Merger of the shares of Murdock Common Stock for ABI Common Shares will not give rise to gain or loss to the shareholders of Murdock with respect to such exchange (except to the extent of any cash received). In rendering such Tax Opinion, Carlton, Fields, Ward, Emmanuel, Smith, & Cutler, P.A. may require and shall be entitled to rely upon representations contained in certificates of officers of Murdock and ABI and others in form and substance reasonably satisfactory to such counsel.

         9.2 CONDITIONS TO OBLIGATIONS OF ABI TO EFFECT THE MERGER. The obligations of ABI to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following additional conditions, unless waived by ABI pursuant to Section
11.7 of this Agreement:

                 (a) Representations and Warranties. The representations and warranties of Murdock set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties are by their express provisions made as of a specified date shall speak only as of such date) as of the date of Closing as though made on and as of the date of Closing, subject to such exceptions as do not have, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect





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on Murdock or the Surviving Corporation following the Effective Time.
Notwithstanding any of the foregoing, the representations and warranties of Murdock set forth in Section 5.3 of this Agreement shall be true and correct in all respects (except for inaccuracies which are de minimis in amount).

                 (b) Performance of Covenants and Agreements. Each and all of the agreements and covenants of Murdock to be performed or complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                 (c) Consents and Approvals. Murdock shall have obtained any and all Consents (other than those referred to in Section 9.1(b) of this Agreement) required for consummation of the Merger and the other transactions contemplated hereby, or for preventing any default under any agreement, contract, other instrument or Permit to which Murdock is a party, which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect after the Effective Time on the Surviving Corporation.

                 (d)      Certificates.  Murdock shall have delivered to ABI
(i) a certificate, dated as of the date of Closing, signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a), 9.2(b), 9.2(c), and 9.2(g) of this Agreement have been satisfied, and (ii) copies of all documents that ABI may reasonably request relating to the existence of Murdock and certified copies of resolutions or written consents duly adopted by Murdock's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as ABI and its counsel may request.

                 (e) Affiliates Agreements. ABI shall have received from each affiliate of Murdock, the affiliates letter referred to in Section 8.16 of this Agreement, to the extent necessary to assure in the reasonable judgment of ABI that the transactions contemplated hereby will qualify for pooling of interests accounting treatment.

                 (f) Officer Agreement. Murdock shall have delivered to ABI the Officer Agreement from Robert L. Andreasen.

                 (g) Minimum Closing Equity. Murdock shall have Closing Equity of no less than $4,875,000; provided, however, that in such event ABI shall be subject to the requirements of Section 10.1(j) of this Agreement.

                 (h) Opinion of Counsel. ABI shall have received a written opinion of Trenam, Kemker, Scarf, Barkin, Frye, O'Neill & Mullis, counsel to Murdock, dated as of the Closing, containing such opinions as set forth in Exhibit C to this Agreement.

         9.3 CONDITIONS TO OBLIGATION OF MURDOCK TO EFFECT THE MERGER. The obligations of Murdock to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Murdock pursuant to Section 11.7 of this Agreement:

                 (a) Representations and Warranties. The representations and warranties of ABI set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties are by their express provisions made as of a specified date shall speak only as of such date) as of the date of Closing as though made on and as of the date of Closing, subject to such exceptions as do not have, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Murdock or the Surviving Corporation following the Effective Time.

                 (b) Performance of Covenants and Agreements. Each and all of the agreements and covenants of ABI to be performed or complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all respects.

                 (c) Consents and Approvals. ABI shall have obtained any and all Consents (other than those referred to in Section 9.1(b) of this Agreement) required for consummation of the Merger and the other transactions contemplated hereby, or for preventing any default under any agreement, contract, other instrument or Permit to which ABI is a party, which, if not obtained or made, is reasonably likely to have a Material Adverse Effect after the Effective Time on ABI and its Subsidiaries on a consolidated basis.

                 (d)      Certificates.  ABI shall have delivered to Murdock
(i) a certificate, dated as of the Effective Time, signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a), 9.3(b), and 9.3(c) of this Agreement have been satisfied, and (ii) copies of all documents that Murdock may reasonably request relating to the existence of ABI and certified copies of resolutions or written consents duly adopted by ABI's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Murdock and its counsel shall request.

                 (e) Nasdaq Listing. The ABI Common Shares to be issued pursuant to the Merger shall have been approved and authorized for quotation on the Nasdaq Stock Market upon official notice of issuance.

                 (f) Opinion of Counsel. Murdock shall have received a written opinion of Carlton, Fields, Ward, Emmanuel, Smith, & Cutler, P.A., counsel to ABI, dated as of the Effective Time, containing such opinions set forth in Exhibit D to this Agreement.

                 (g) Fairness Opinion. Murdock shall have received from Allen C. Ewing & Co. a letter, dated not more than five business days prior to the date of the Proxy Statement, in form and substance reasonably satisfactory to Murdock, to the effect that in the opinion of such firm, the Merger Consideration is fair, from a financial point of view, to the holders of the Murdock Common Stock.

                 (h) Payment of Consideration. ABI shall have delivered to the Exchange Agent the aggregate Merger Consideration payable to all holders of Murdock Common Stock pursuant to the terms of this Agreement.

                                   ARTICLE X

                                  TERMINATION

         10.1 TERMINATION. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of
Murdock:

                 (a)      by mutual written consent of ABI and Murdock; or

                 (b) by either ABI or Murdock: (i) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice of such inaccuracy and which inaccuracy would provide the terminating party with the ability to refuse to consummate the Merger under applicable standard set forth in Section 9.2(a) of this Agreement in the case of Murdock and 9.3(a) in the case of ABI (provided that the terminating party is not then in material breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
Section 9.2(a) of this Agreement in the case of Murdock and Section 9.3(a) in the case of ABI, or in material breach of any covenant or other agreement contained in this Agreement), or (ii) in the event of a material breach by the other party of any covenant, agreement, or obligation contained in this Agreement which breach cannot be or has not been cured within thirty (30) days after giving of written notice to the breaching party of such breach; or

                 (c) by either ABI or Murdock, in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by a final nonappealable action of such Regulatory Authority or if such action taken by such Regulatory Authority is not appealed within the time limit for appeal, or
(ii) the stockholders of Murdock fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the FFIC at the Stockholders' Meeting where the transactions were presented to the stockholders for approval and voted upon; or

                 (d) by either ABI or Murdock, in the event that the Merger shall not have been consummated by April 30, 1998; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to any party whose breach of its obligations under this Agreement has been the cause of, or resulted in the failure of the Merger to be consummated on or before such date; or

                 (e) by ABI in the event dissenters' rights are claimed, pursuant to the Dissent Provisions, by persons owning in the aggregate more than 10% of the issued and outstanding shares of Murdock Common Stock; or

                 (f) by ABI or Murdock (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Murdock and Section 9.3(a) in the case of ABI or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(d) of this Agreement; or

                 (g) by Murdock, if prior to the Effective Time a corporation, partnership, person, or other entity or group shall have made a bona fide Acquisition Proposal that the Board of Directors of Murdock determines in its good faith and in the exercise of its fiduciary duties based on, with respect to legal matters, the written opinion of counsel, and with respect to financial matters, in the written opinion of an investment banking firm of national reputation with respect to the business conducted by Murdock, ABI, and similar banks and bank holding companies, that the Acquisition Proposal is more favorable to the stockholders of Murdock and that the failure to terminate this Agreement and accept such Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties (it being agreed for purposes of this Agreement that the firm of Allen C. Ewing & Co. is an investment banking firm of such national reputation); provided, however, that termination under this Section 10.1(g) shall not have been deemed effective until the termination fee required by Section 10.3 hereof has been paid to ABI; or

                 (h) by ABI, if the Board of Directors of Murdock (i) shall withdraw, modify, or change its recommendation to its stockholders with respect to approval of this Agreement or the Merger contemplated thereby or shall have resolved to engage in any Acquisition Proposal, (ii) shall have recommended to the stockholders of Murdock any Acquisition Proposal, or (iii) shall have made any public announcement of a proposal, plan, or intention to do any of the foregoing or shall have entered into and have any agreement, written or oral, to enter into, any agreement, contract, understanding, or arrangement to engage in any of the foregoing.

                 (i) by Murdock, if the Designated Price is less than $10.00 and its Board of Directors determines by a vote of a majority of the members of its entire Board of Directors, at any time commencing on the fourth day following the Determination Date and ending on the close of business on the day before Closing, to terminate; provided, however, before exercising its rights to effect termination under this Section 10.1(i), Murdock shall first have satisfied the good faith procedures specified in Section 3.2(b)of this Agreement, it being agreed that it shall not be a failure to negotiate in good faith if the Murdock Board of Directors declines to agree to a new Merger Consideration because it has determined in its reasonable business judgment that there has been a Material Adverse Change in the financial condition, results of operations, business or prospects of ABI.

                 (j) by ABI, if the Closing Equity shall be less than $4,875,000; provided, however, that before exercising its rights to effect termination under this Section 10.1(j), ABI shall have first satisfied the good faith procedures specified in Section 3.2(b) of this Agreement, it being agreed that it shall not be a failure to negotiate in good faith if the ABI Board of Directors declines to agree to a new Merger Consideration because it has determined in its reasonable business judgment that there has been a Material Adverse Change in the financial condition, results of operations, business or prospects of Murdock.

         10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect and no party shall have any obligation to the other parties hereto with respect to this Agreement, except that (i) the provisions of this Section 10.2 and Sections 10.3, 11.1, and 11.2 of this Agreement shall survive any termination and abandonment, and (ii) that a termination pursuant to Sections 10.1(b) of this Agreement shall not relieve or release the breaching party from liability for an uncured willful breach of a representation, warranty, consent, or agreement giving rise to such termination, of this Agreement.

         10.3 TERMINATION FEE. (a) In the event that this Agreement is terminated or the transactions contemplated hereby are abandoned pursuant to
Section 10.1(b) of this Agreement due to the failure or breach of Murdock under this Agreement, Murdock shall reimburse ABI for its reasonable out-of-pocket expenses relating to the Merger (consisting of costs and expenses of outside legal counsel, printing expenses, fiscal expense reimbursements for its financial advisor and accountants) in an amount not to exceed $250,000.

                 (b) In the event this Agreement is terminated or the transactions contemplated hereby are abandoned pursuant to Sections 10.1(g) or 10.1(h) of this Agreement, ABI shall be entitled to a cash payment from Murdock in an amount equal to $750,000. In the event of a termination of this Agreement pursuant to Section 10.1(g) or 10.1(h) of this Agreement, the payments provided under this Section 10.3(b) shall be the sole and exclusive remedy available to ABI.

                 (c) In the event this Agreement is terminated as a result of ABI's failure or breach under Section 10.1(b), ABI shall reimburse Murdock for its reasonable out-of-pocket expenses relating to the Merger (consisting of costs and expenses of outside legal counsel, printing expenses, fees and expense reimbursement for its financial advisor and accountants) in an amount not to exceed $200,000.

                                   ARTICLE XI

                                  DEFINITIONS

         11.1    DEFINITIONS.

                 (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                 "ABI" shall have the meaning set forth in the first paragraph of this Agreement.

                 "ABI Capital Stock" shall mean, collectively, the ABI Common Shares and any other class or series of capital stock of ABI.

                 "ABI Companies" shall mean, collectively, ABI and all ABI Subsidiaries.

                  "ABI Common Shares" shall mean the common shares, $1.175 par value per share, of ABI.

                 "ABI Disclosure Memorandum" shall mean the written information entitled "ABI Disclosure Memorandum" delivered prior to or on the date of this Agreement to Murdock describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing the Section of this Agreement under which such disclosure is being made.

                 "ABI Financial Statements" shall have the meaning set forth in
Section 6.5(b) of this Agreement.

                 "ABI Subsidiaries" shall mean the Subsidiaries of ABI which shall include any corporation, bank, savings association, or other organization acquired as a Subsidiary of ABI in the future and owned by ABI at the Effective Time.

                 "Acquisition Proposal" shall mean any offer or proposal, or any indication of interest in, a merger, consolidation, or other business combination involving Murdock, or any tender or exchange offer, or any proposed offer to acquire, or the acquisition of, any equity interest in, or a substantial portion of the assets and properties, of Murdock other than contemplated pursuant to this Agreement.

                 "affiliate" means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or under common control with, the first mentioned person.

                 "Agreement" shall mean this Agreement and Plan of Merger, including the exhibits and schedules delivered pursuant hereto and incorporated herein by reference.

                 "American Bank" shall have the meaning set forth in the first paragraph of this Agreement.

                 "Articles of Merger" shall mean the Articles of Merger to be executed by the Parties and filed with the Secretary of State of Florida relating to the Merger as contemplated in Section 1.3 of this Agreement.

                 "BHC Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

                 "Closing" shall have the meaning set forth in Section 1.2 of this Agreement.

                 "Closing Equity" shall mean the stockholders' equity of Murdock as of the close of business on the day immediately preceding the date of Closing as determined in accordance with GAAP and as verified by ABI plus
(i) any cash expenditures up to a maximum of $270,000 made and actually paid in connection with the cancellation of the Information Processing Agreement, dated March 24, 1994, by and between Murdock and Florida Informanagement Services, Inc., and the Software License Addendum to Information Processing Agreement, dated July 18, 1997, by and between Murdock and FIS, Inc. and (ii) any other amounts or adjustments agreed to in writing by the parties to this Agreement.

                 "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, ratification, or similar affirmation by any person.

                 "Department" shall have the meaning set forth in
Section 5.5(a) of this Agreement.

                 "Designated Price" shall mean the average of the last daily sales price of ABI Common Shares as reported on Nasdaq (as reported by the Wall Street Journal, or if not reported thereby, another authoritative source selected by ABI) for the twenty (20) consecutive full trading days in which such shares are traded ending at the close of trading on the fifth business day preceding the Determination Date.

                 "Determination Date" shall mean the date on which the last of the following occurs: (i) the effective date (including the expiration of any applicable waiting period required by Law) of the last required Consent or order of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of Murdock approve this Agreement.

                 "Derivatives Contract" shall have the meaning set forth in
Section 5.27 of this Agreement.

                 "Dissent Provisions" shall have the meaning set forth in
Section 3.6 of this Agreement.

                 "Dissenting Murdock Shares" shall have the meaning set forth in Section 3.6 of this Agreement.

                 "Dissenting Shareholders" shall have the meaning set forth in
Section 3.6 of this Agreement.

                 "DOJ" shall have the meaning set forth in Section 5.14(c) of this Agreement.

                 "Effective Time" shall have the meaning set forth in Section
1.3 of this Agreement.

                 "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

                 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                 "Exchange Agent" shall have the meaning set forth in
Section 3.7 of this Agreement.

                 "Exchange Fund" shall have the meaning set forth in
Section 4.1 of this Agreement.

                 "Exchange Ratio" shall have the meaning set forth in Section 3.1(a) of this Agreement.

                 "FBCA" shall have the meaning set forth in Section 1.3 of this Agreement.

                 "FDIC" shall have the meaning set forth in the Preamble to this Agreement.

                 "FFIC" shall mean the Florida Financial Institutions Code, which includes those Florida Laws identified in Section 655.005(j) of the Florida Statutes.

                 "FTC" shall have the meaning set forth in Section 5.14(c) of this Agreement.

                 "GAAP" shall mean the generally accepted accounting principles in the United States consistently applied during the periods involved applicable to banks, savings associations, or bank holding companies, as the case may be.

                 "Governmental Entity" shall have the meaning set forth in
Section 5.2(d) of this Agreement.

                 "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil and (specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

                 "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                 "Indemnified Party" shall have the meaning set forth in
Section 8.17 of this Agreement.

                 "Injunction" shall have the meaning set forth in
Section 9.1(e) of this Agreement.

                 "Intellectual Property" shall have the meaning set forth in
Section 5.20 of this Agreement.

                 "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                 "Knowledge" of any person which is not an individual means, as of the date relating thereto, the knowledge of such person's senior officers and the knowledge of such person(s) obtained or which would or should have been obtained after reasonable investigation, and the knowledge of such person's directors without any special investigation.

                 "Law" shall mean any code, law, ordinances, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, properties, assets, liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

                 "Liens" shall have the meaning set forth in Section 5.2(c) of this Agreement.

                 "Loan Property" shall mean any property owned, leased, or operated by the party in question or by any of its Subsidiaries or in which such party or its Subsidiary holds a security or other interest (including an interest in a fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                 "market price" shall have the meaning set forth in
Section 3.4 of this Agreement.

                 "Material Adverse Effect" or "Material Adverse Change" to a party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such party and its Subsidiaries, if any, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a party (or any of its Subsidiaries) taken with the prior informed consent of the other party in contemplation of the transactions contemplated hereby, (d) circumstances affecting Florida based or regional bank holding companies generally, and (e) the Merger and compliance with the provisions of this Agreement on the operating performance of ABI or Murdock.

                 "Merger" shall have the meaning set forth in the Preamble of this Agreement.

                 "Merger Consideration" shall have the meaning set forth in
Section 3.7 of this Agreement.

                 "Murdock" shall have the meaning set forth in the first paragraph of this Agreement.

                 "Murdock Benefits Plans" shall have the meaning set forth in
Section 5.16(a) of this Agreement.

                 "Murdock Common Stock" shall have the meaning set forth in the Preamble to this Agreement.

                 "Murdock Disclosure Memorandum" shall mean the written information entitled "Murdock Disclosure Memorandum" delivered prior to or on the date of this Agreement to ABI describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing the Section of this Agreement under which such disclosure is being made.

                 "Murdock ERISA Plan" shall have the meaning set forth in
Section 5.16(a) of this Agreement.

                 "Murdock Financial Documents" shall have the meaning set forth in 5.5(a) of this Agreement.

                 "Murdock Regulatory Documents" shall have the meaning set forth in Section 5.5(b) of this Agreement.

                 "Murdock Rights" shall have the meaning set forth in Section 3.5(a) of this Agreement.

                 "Murdock Stock Plans" shall have the meaning set forth in
Section 3.5(a) of this Agreement.

                 "Nasdaq" shall mean the Nasdaq Stock Market.

                 "Officer Agreement" shall have the meaning set forth in
Section 8.15 of this Agreement.

                 "Participation Facility" shall mean any facility in property in which the party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                 "Permit" shall have the meaning set forth in Section 5.14 of this Agreement.

                 "Proxy Statement" shall have the meaning set forth in Section
5.22 of this Agreement.

                 "Registration Statement" shall have the meaning set forth in
Section 5.22 of this Agreement.

                 "Regulatory Authorities" shall have the meaning set forth in
Section 5.14(c) of this Agreement.

                 "Regulatory Agreement" shall have the meaning set forth in
Section 5.14(c) of this Agreement.

                 "SEC" shall mean the Securities and Exchange Commission.

                 "SEC Reports" shall have the meaning set forth in Section 6.5 of this Agreement.

                 "Securities Act" shall mean the Securities Act of 1933, as amended.

                 "Securities Laws" shall mean the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                 "Spouses Shares" shall have the meaning set forth in
Section 5.28 of this Agreement.

                 "Stockholders' Meeting" shall have the meaning set forth in
Section 8.3 of this Agreement.

                 "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity or voting securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity or voting securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                 "Surviving Corporation" shall have the meaning set forth in
Section 1.1 of this Agreement.

                 "Takeover Laws" shall have the meaning set forth in Section
5.24 of this Agreement.

                 "Taxes" shall mean all federal, state, local and foreign income, payroll, franchise, property, sales, excise, and all other taxes, tariffs, duties, assessments or governmental charges of any nature whatsoever, including all interest, penalties, and additions imposed with respect to such amounts.

                 "Tax Return" shall mean all returns, reports, or similar statements required to be filed with respect to any Tax (including any attached schedules), including without limitation, any information return, Claims for refund, amended return or declaration of estimated Tax.

                 (b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation".

         11.2 EXPENSES. Except as otherwise provided in Section 10.3 and this 11.2, each party hereto shall bear and pay its own costs and expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger. The expenses of preparing, printing, and filing the Registration Statement and the Proxy Statement, and any proxy solicitation expenses, including mailing shall be borne equally by Murdock and ABI.

         11.3 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS FOLLOWING THE EFFECTIVE TIME. Except for Articles III and IV, and Sections 8.7, 8.16, 8.17, 11.2, 11.3 and 11.4 of this Agreement, none of the respective representations, warranties, obligations, covenants, and agreements of the parties shall survive the Effective Time. Such representations, warranties, covenants and agreements which do survive the Effective Time shall be for the benefit of the stockholders of Murdock, except for Section 8.17 which is for the benefit of the Indemnified Parties.

         11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement, which includes the Disclosure Memoranda and exhibits hereto, and the other documents, agreements, and instruments, executed and delivered pursuant to or in connection with this Agreement, contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder, and such Agreement supersedes all prior arrangements or understandings with respect to the subject matter hereof, both written and oral. Other than Section 8.17, nothing in this Agreement, expressed or implied, is intended to confer upon any individual, corporation or other entity, other than ABI or Murdock or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         11.5 OBLIGATION OF ABI. Whenever this Agreement requires ABI to take any action, such requirement shall be deemed to include an undertaking by ABI to cause the ABI Subsidiaries to take such action.

         11.6 AMENDMENT AND MODIFICATION. To the extent permitted by Law, this Agreement may be amended, modified, and supplemented by a subsequent writing signed by each of Murdock and ABI upon the approval of the Board of Directors of ABI on the one hand and Murdock on the other hand; provided, however, that the provisions hereof relating to the manner or basis in which shares of Murdock Common Stock will be exchanged for ABI Common Shares shall not be amended, modified, or supplemented after the Stockholders' Meeting without any requisite approval of the holders of the issued and outstanding shares of Murdock Common Stock.

         11.7 WAIVERS. Prior to or at the Effective Time, each of ABI on the one hand and Murdock on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law or applicable governmental regulation, which violation would have a Material Adverse Effect on Murdock on the one hand and on the other hand ABI and its Subsidiaries on a consolidated basis. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or the breach of any provision contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or at the breach of any other term of this Agreement.

         11.8 NO ASSIGNMENT. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other person or entity and any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect.

         11.9 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and shall be (a) delivered by registered or certified mail, return receipt requested, postage prepaid, (b) by expedited mail or package delivery service guaranteeing next Business Day delivery, or (c) delivered personally, by hand, or facsimile transmission, to the persons at the addresses set forth below (or at such other address as may be provided hereunder):

                 ABI or American Bank:     American Bancshares, Inc.
                                           4702 Cortez Road West
                                           Bradenton, FL  34210
                                           Telecopy Number:  941-798-3712
                                           Attention:       Gerald L. Anthony
                                                            President and Chief
                                                            Executive Officer

                 Copy to Counsel:          Carlton, Fields, Ward, Emmanuel,
                                             Smith & Cutler, P.A.
                                           One Harbour Place
                                           777 South Harbour Island Blvd.
                                           Tampa, FL  33602-5799
                                           Telecopy Number:  813-229-4133
                                           Attention:       Richard A. Denmon,
                                                            Esquire

                 Murdock:                  Murdock Florida Bank
                                           1777 Tamiami Trail
                                           Murdock, FL  33948-1051
                                           Telecopy Number:  941-629-1729
                                           Attention:       Robert L. Andreasen,
                                                            President & Chief
                                                            Executive Officer


                 Copy to Counsel:          Trenam, Kemker, Scharf,
                                             Barkin, Frye, O'Neill & Mullis
                                           Barnett Plaza, Suite 2700
                                           101 East Kennedy Boulevard
                                           Tampa, Florida  33601-1102
                                           Telecopy Number: 813-229-6553
                                           Attention:       Richard M. Leisner,
                                                            Esquire

         Any notice or other communications to be given or that may be given pursuant to this Agreement shall be deemed to have been given: (x) three calendar days of the deposit of such notice or communication in the United States Mail, registered or certified, return receipt requested, with proper postage affixed thereto; (y) upon the first Business Day after depositing such notice of communication with Federal Express, Express Mail, or other expedited mail or package delivery service guaranteeing delivery no later than the next Business Day if next day delivery service has been required and paid for; or
(z) upon delivery if hand delivered or telecopied to the appropriate address and person as provided hereinabove or the person to whose attention the notice is to be given to the other parties in the manner hereinabove provided.

         11.10 GOVERNING LAW. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Florida.

         11.11 FIDUCIARY DUTY. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement shall be construed to prevent the exercise by any director of Murdock (or the actions of Murdock thereon) of his or her fiduciary duty as contemplated to be exercised under Section 8.7 of this Agreement.

         11.12 ENFORCEMENT OF AGREEMENT. Each party hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         11.13 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

         11.14 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

                [REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized, all as of the date first written above.

                                            AMERICAN BANCSHARES, INC.


                                            By:________________________________
                                               Gerald L. Anthony
                                               President and
                                               Chief Executive Officer



                                            AMERICAN BANK OF BRADENTON


                                            By:________________________________
                                               Gerald L. Anthony
                                               President and
                                               Chief Executive Officer





                                            MURDOCK FLORIDA BANK


                                            By:________________________________
                                               Robert L. Andreasen
                                               President and
                                               Chief Executive Officer

                                   EXHIBIT A

                               PLAN OF MERGER OF
                       MURDOCK FLORIDA BANK WITH AND INTO
                           AMERICAN BANK OF BRADENTON


         PLAN OF MERGER ("Plan of Merger") dated ____________, 1997, describing a merger by and between MURDOCK FLORIDA BANK ("Murdock"), a Florida state chartered bank having its principal office at 1777 Tamiami Trail, Murdock, Florida 33948 and AMERICAN BANK OF BRADENTON ("American Bank"), a Florida state chartered bank having its principal office at 4702 Cortez Road West, Bradenton, Florida 34210.

                              W I T N E S S E T H

         WHEREAS, Murdock is a banking corporation chartered under the laws of the State of Florida, the authorized capital stock of which consists of ________ shares of common stock, $_____ par value per share ("Murdock Common Stock") of which, at the date hereof, ______ shares are issued and outstanding and ________ of which are reserved for issuance pursuant to outstanding options covering such reserved shares are outstanding;

         WHEREAS, American Bank is a Florida banking corporation and a wholly-owned subsidiary of American Bancshares, Inc., a Florida corporation and a bank holding company registered under the Bank Holding Company Act of 1956 ("ABI");

         WHEREAS, the respective Board of Directors of Murdock, American Bank, and ABI deem the merger of Murdock with and into American Bank, under and pursuant to the terms and conditions herein set forth or referred to, desirable and in the best interests of the respective banks, corporations, and the shareholders, and the respective Board of Directors of Murdock and American Bank have adopted resolutions approving the Agreement and Plan of Merger dated as of September ___, 1997, by and among ABI, American Bank, and Murdock ("Merger Agreement"), providing for all the terms of the merger of Murdock with and into American Bank;

         WHEREAS, the Merger Agreement and this Plan of Merger providing for the merger pursuant to Section 658.42 of the Florida Statutes having been approved by the Board of Directors of each of the parties thereto, the Board of Directors of Murdock has directed the Merger Agreement and this Plan of Merger be submitted to its shareholders; and

         NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties do hereby agree that the Plan of Merger shall be as follows:

                                   ARTICLE I

                              TERMS OF THE MERGER

         1.1. THE MERGER. Subject to the terms and conditions of this Plan of Merger, on the Effective Date (as hereinafter defined), Murdock shall be merged with and into American Bank pursuant to the provisions of, and with the effect provided under, Florida law (said transaction being hereinafter referred to as the "Merger"). On the Effective Date, the separate existence of Murdock shall cease and American Bank, as the surviving entity, shall continue unaffected and unimpaired by the Merger. (American Bank as existing on and after the Effective Date being hereinafter sometimes referred to as the "Surviving Bank.") The name of the Surviving Bank shall be "American Bank."

         1.2. EFFECTIVE TIME. The Articles of Merger evidencing the transactions contemplated herein shall be delivered for filing to the Secretary of State of the State of Florida (the "Secretary"). The Merger shall become effective at the time and on the date the Articles of Merger are accepted for filing by the Secretary, or such later time and date as agreed to by the parties and specified in the Articles of Merger (such date being referred to herein as the "Effective Time").

         1.3. EFFECT OF THE MERGER. The Merger shall have the effects specified in Section 658.45 of the Florida Statutes.

                                   ARTICLE II

                      ARTICLES OF INCORPORATION AND BYLAWS

         The Articles of Incorporation and the Bylaws of American Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation and the Bylaws of the Surviving Bank, in each case until amended in accordance with applicable law.

                                  ARTICLE III

                               BOARD OF DIRECTORS

         At the Effective Time, the Board of Directors and Officers of the Surviving Bank shall consist of those persons serving as directors and executives of American Bank immediately prior to the Effective Time, each such person being identified in Exhibit A hereto. Directors of the Surviving Bank will be elected annually and shall serve until the next election of directors or until their successors are duly elected and qualified.

                                   ARTICLE IV

                          BUSINESS OF BANK AND OFFICES

         4.1. BUSINESS OF SURVIVING BANK. The business of the Surviving Bank shall be that of a state banking corporation. The Surviving Bank shall issue savings accounts on the same basis as American Bank issued savings accounts prior to the Merger. The Surviving Bank shall not have trust powers as of the Effective Time.

         4.2. PRINCIPAL OFFICE AND BRANCHES. The principle offices of the Surviving Bank shall be located at 4702 Cortez Road West, Bradenton, Florida 34280. A list of the branches of the Surviving Bank is attached hereto as Exhibit B.

                                   ARTICLE V

                                 CAPITAL STOCK

         5.1.    CONVERSION OF SHARES.  Subject to the provisions of this
Article V, at the Effective Time, by virtue of the Merger and without any action on the part of ABI, American Bank, Murdock, or their respective stockholders, the shares of the constituent corporations shall be converted in the manner set forth in Article III of the Merger Agreement as attached hereto as Exhibit C and incorporated herein by reference, and stockholders of Murdock shall be entitled to the Merger Consideration (as defined in the Merger Agreement), except to the extent that such stockholders of Murdock have purportedly exercised the dissenters' rights.

         5.2. CAPITAL OF SURVIVING BANK. At the Effective Time, the Surviving Bank shall have authorized capital stock of _______________, of which ________ shall be issued and outstanding and ____________ Dollars ($________) divided into ________ (____) shares of $1.175 par value common stock, of which ________ (____) shares issued to ABI, and the Surviving Bank shall have surplus and retained earnings equal to the capital accounts of American Bank and Murdock immediately prior to the Effective Time. All such amounts of surplus and retained earnings shall be adjusted for normal earnings and expenses, and any accounting adjustments relating to the Merger provided for herein.

                                   ARTICLE VI

                              CONDITIONS TO MERGER

         This Plan of Merger is subject to the following terms and conditions:

         6.1. MERGER AGREEMENT CONDITIONS. The obligations of American Bank and Murdock to effect the Merger as herein provided shall be subject to the satisfaction, unless duly waived, of the conditions set forth in the Merger Agreement, which conditions are incorporated herein by reference to the Merger Agreement.

         6.2. REGULATORY APPROVALS. The Florida Department of Banking and Finance shall have approved this Plan of Merger and shall have issued all other necessary authorizations and approvals for the Merger, including the Certificate of Merger. The appropriate federal regulatory agencies shall have approved the Merger and shall have issued all other necessary authorizations and approvals for the Merger, and any statutory waiting period shall have expired.

                                  ARTICLE VII

                              SHAREHOLDER APPROVAL

         This Plan of Merger has been approved by the affirmative vote of ABI, the sole shareholder of American Bank, and the affirmative vote of holders of at least two-thirds of the outstanding Murdock Common Stock at a meeting of stockholders duly called by the Directors of Murdock or as otherwise provided by the bylaws, and the Merger Agreement and Plan of Merger have been approved by the stockholders of Murdock and American Bank in accordance with applicable law and the Articles of Incorporation and Bylaws of the respective institutions. American Bank and Murdock shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of actions, and the satisfaction of all other requests prescribed by law or otherwise necessary or appropriate for consummation of the Merger and the transactions contemplated thereby, including, without limitation, any necessary regulatory approvals and consents.

                                  ARTICLE VIII

                               FURTHER ASSURANCES

         If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances, or assurances are necessary or desirable to vest, perfect, or confirm in the Surviving Bank title to any property or rights of Murdock, or otherwise carry out the provisions hereof, the proper officers and directors of Murdock, as of the Effective Date, and thereafter the officers of the Surviving Bank, acting on behalf of Murdock, shall execute and deliver any and all property or assignments, conveyances, and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

                                   ARTICLE IX

                          ABANDONMENT AND TERMINATION

         Anything contained in the Plan of Merger to the contrary notwithstanding, and notwithstanding adoption hereof by the shareholders of Murdock, this Plan of Merger may be terminated and the Merger abandoned as provided in the Merger Agreement.

                                   ARTICLE X

                                 MISCELLANEOUS

         10.1. This Plan of Merger may be amended or supplemented at any time by mutual agreement of American Bank and Murdock. Any such amendment or supplement must be in writing and approved by their respective Board of Directors and shall be subject to the proviso in Section 11.6 of the Merger Agreement.

         10.2. Any notice or other communication required or permitted under this Plan of Merger shall be given, and shall be effective, in accordance with the provisions of the Merger Agreement.

         10.3. The headings of the several Articles herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Plan of Merger.

         10.4. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Florida applicable to agreements made and entirely to be performed in such jurisdiction, except to the extent federal law may applicable.

         WITNESS WHEREOF the American Bank and Murdock have caused the signatures and seals of said constituent banks to be affixed hereto on this _____ day of __________, 1997, each hereunto set by its President or a Vice President and attested by its Cashier or _________________, pursuant to a resolution of its Board of Directors, acting by a majority thereof.


                                     AMERICAN BANK OF BRADENTON



                                     By:_______________________________________
                                            Name:______________________________
                                            Title:_____________________________



Attest:


___________________________________
            Cashier


         (Seal of Bank)

                                     MURDOCK FLORIDA BANK


                                     By:_______________________________________
                                            Name:______________________________
                                            Title:_____________________________



Attest:


___________________________________
            Cashier



         (Seal of Bank)

                                   EXHIBIT B


                                                               September__, 1997



American Bancshares, Inc.
4702 Cortez Road West
Bradenton, Florida  34210

Attention:  Brian M. Watterson, Secretary



Dear Mr. Watterson:

         The undersigned is a director of Murdock and is the beneficial holder of __________ shares of common stock of Murdock ("Murdock Common Stock"). American Bancshares, Inc. ("ABI") and Murdock are considering the execution and delivery of an Agreement and Plan of Merger (the "Merger Agreement") contemplating the merger of a wholly-owned subsidiary of American Bancshares, Inc. ("ABI") with and into Murdock (the "Merger"), such execution being subject in the case of American Bancshares, Inc. ("ABI") to the execution and delivery of this Letter Agreement (this "Agreement"). In consideration of the substantial expense that ABI will incur in connection with the transactions contemplated by the Merger Agreement and in order to induce ABI to execute and deliver the Merger Agreement and to proceed to incur such expenses, the undersigned represents, agrees and undertakes, as follows:

1.       REPRESENTATIONS.

         (a) The undersigned is the registered holder of, and has the exclusive right to vote the shares of Murdock Common Stock referenced in the first paragraph of this Agreement.

         (b) The undersigned has had access to and has carefully reviewed all information relating to ABI that is relevant to its determination to approve and recommend to other stockholders of ABI that they approve the Merger Agreement and the Merger.

         (c) The undersigned has participated in the negotiation of the terms of the Merger Agreement and, in particular, the Merger Consideration (as defined therein) and believes that such terms, including the Merger Consideration, are fair and appropriate. The negotiations between ABI and the undersigned were accomplished on an arms-length basis.

2.       AGREEMENTS AND UNDERTAKINGS.

         (a) The undersigned agrees that he or she will vote or cause to be voted for approval of the Merger Agreement and the other agreements and transactions contemplated thereby, all of the shares of Murdock Common Stock that are referenced in the first paragraph of this Agreement, and all other shares of Murdock Common Stock that the undersigned owns of record or beneficially as of the date of the Stockholder's Meeting (defined in the Merger Agreement).

         (b) The undersigned will not, and will not agree to, without the consent of ABI (as defined in the Merger Agreement), effect, directly or indirectly, any sale, pledge, assumption, hypothecation, transfer, or otherwise dispose any of the undersigned's shares of Murdock Common Stock subject to the provisions of paragraph 2(a) of this Agreement, or grant any proxy or interests with respect to such shares, or deposit such shares into a voting trust or enter into another voting agreement or arrangement with respect to such shares unless or until

Murdock's stockholders have voted to approve the Merger Agreement or until the Merger Agreement has been terminated pursuant to the terms thereof. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee. Any transfer or other disposition in violation of the terms of this paragraph 2(b) shall be null and void.

         (c) The undersigned shall take or cause to be taken all action necessary or desirable on the undersigned's part so as to permit consummation of the Merger at the earliest possible date and shall not take, or cause or to the best of the undersigned's ability permit to be taken, any action which would substantially impair the prospects of completing the Merger pursuant to the Merger Agreement.

         (d) The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Acquiror shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.


                                     Very truly yours,



                                     Name:_____________________________________




Accepted and agreed to as of
the date first above written:

AMERICAN BANCSHARES, INC.



By:___________________________
     Name:____________________
     Title:___________________

                                   EXHIBIT C

                               AFFILIATES' LETTER



American Bancshares, Inc.
4702 Cortez Road West
Bradenton, Florida  34210



Ladies and Gentlemen:

         I have been advised that as of the date hereof I may be deemed to be an "affiliate" of Murdock Florida Bank, a Florida state chartered bank ("Murdock"), as the term "affiliate" is (i) defined for purposes of paragraphs
(c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger dated as of September 23, 1997 (the "Merger Agreement"), by and among Murdock, American Bancshares, Inc., a Florida corporation ("ABI"), and American Bank of Bradenton, a Florida state chartered bank (the "Bank"), Murdock will be merged with and into the Bank (the "Merger"), and that as a result of the Merger, I may receive common shares, par value $1.175 per share, of ABI ("ABI Common Shares") in exchange for shares of common stock, par value $10.00 per share, of Murdock ("Murdock Common Stock") owned by me at the Effective Time (as defined in the Merger Agreement) of the Merger as determined by the Merger Agreement. Whenever reference is made herein to the ABI Common Shares, such reference shall include any options for ABI Common Shares that may be received by me in connection with this Merger.

         I represent, warrant, and covenant to ABI that in the event I receive any ABI Common Shares as a result of the Merger:

         A. I shall not make any sale, transfer, or other disposition of ABI Common Shares in violation of the Act or the Rules and Regulations.

         B. I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of ABI Common Shares to the extent I believed necessary, with my counsel or counsel for Murdock.

         C. I have been advised that the issuance of ABI Common Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I also have been advised that, since at the time the Merger was submitted for a vote of the stockholders of Murdock, I may be deemed to have been an affiliate of Murdock and the distribution by me of the ABI Common Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of ABI Common Shares issued to me in the Merger unless (i) such sale, transfer, or other disposition has been registered under the Act, (ii) such sale, transfer, or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to ABI, such sale, transfer, or other disposition is otherwise exempt from registration under the Act; provided, however, that in any such case, such sale, transfer, or other disposition shall only be permitted if, in the opinion of counsel for ABI, such transaction would not have, directly or indirectly, and adverse consequences for ABI with respect to the treatment of the Merger for tax purposes.

         D. I understand that ABI is under no obligation to register the sale, transfer, or other disposition of the ABI Common Shares by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

         E. I also understand that stop transfer instructions will be given to ABI's transfer agents with respect to the ABI Common Shares and that there will be placed on the certificates for the ABI Common Shares issued to me, or any substitutions therefor, a legend stating in substance:

                          "The shares represented by this certificate were
                 issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may only be transferred in accordance with the terms of a letter agreement dated September, 1997 between the registered holder hereof and American Bancshares, Inc., a copy of which agreement is on file at the principal offices of American Bancshares, Inc."

         F. I also understand that unless the transfer by me of my ABI Common Shares has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, ABI reserves the right to put the following legend on the certificates issued to my transferee:

                          "The shares represented by this certificate have not
                 been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

         It is understood and agreed that the legend set forth in paragraphs E and F above, as the case may be, shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to ABI a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to ABI, to the effect that such legend is not required for purposes of the Act.

         G. I understand and acknowledge that the Merger is intended to be treated for accounting purposes as a "pooling-of-interests", and that such treatment for financial accounting purposes is dependent upon the accuracy of certain of my representations and warranties, and my compliance with certain covenants and agreements set forth herein. Accordingly, I further represent to and covenant with ABI that I have not, and during the thirty (30) days prior to the Effective Time of the Merger, I will not sell, transfer, or otherwise dispose of, or reduce my risk relative to, any shares of the capital stock of ABI or Murdock held by me (whether or not issued to me in the Merger) and that I will not sell, transfer, or otherwise dispose of any ABI Common Shares received by me in the Merger or other shares of the capital stock of ABI until after such time as results covering at least thirty (30) days of combined operations of ABI and Murdock have been published by ABI, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-KSB, 10-QSB, or 8-K, or any other public filing or announcement which includes the combined results of operations. ABI agrees that it will use its reasonable best efforts to publish such results within forty-five (45) days after the end of the first full fiscal quarter of ABI ending subsequent to the Effective Time, which results shall contain the required period of post-Merger combined operations.

         H. I have no present plan or intention to sell, transfer, or otherwise dispose of any ABI Common Shares to be received by me in or as a result of the Merger. I understand that stop transfer instructions will be given to the transfer agents of ABI in order to prevent any breach of my covenants and agreements made in this paragraph. I agree that if ABI advises me in writing that additional restrictions apply to my ability to sell, transfer, or otherwise dispose of ABI Common Shares or Murdock Company Stock in order for ABI to be entitled to account for the Merger as a pooling-of-interest, I will abide by such instructions.

         I. I further understand and agree that any warranties, covenants, and agreements set forth herein are for the benefit of Murdock, ABI, and American Bank, and will be relied upon by such entities and their respective counsel and accountants.

         This letter shall constitute an irrevocable agreement of the undersigned, and may be revoked only upon the mutual agreement of the parties.


                                    Very truly yours,


                                    By:________________________________________
                                    Name:______________________________________




Accepted this _____ day of
___________, 199___,  by

AMERICAN BANCSHARES, INC.


By:________________________________________
Name:______________________________________
Title:_____________________________________

                                FIRST AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER


         FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "First Amendment") dated as of October 8, 1997 by and among AMERICAN BANCSHARES, INC. ("ABI"), a Florida corporation having its principal office located in Bradenton, Florida, AMERICAN BANK OF BRADENTON ("American Bank"), a Florida state chartered bank, and MURDOCK FLORIDA BANK ("Murdock"), a Florida state chartered bank having its principal office located in Murdock, Florida.

                                    PREAMBLE

         The parties hereto entered into an Agreement and Plan of Merger, dated as of September 23, 1997 ("Merger Agreement"), whereby ABI, American Bank, and Murdock agreed to the merger of Murdock with and into American Bank. The parties now desire to amend the Merger Agreement on the terms and conditions set forth herein for the purpose of making certain corrective revisions.

         NOW, THEREFORE, in consideration of the above and the mutual representations, warranties, covenants, and agreements herein contained, the parties hereby agree as follows:

         1.  AMENDMENTS TO THE MERGER AGREEMENT.

                 (A) CONVERSION OF MURDOCK COMMON STOCK - ADJUSTMENT OF EXCHANGE RATIO. Section 3.1(b) of the Merger Agreement is hereby amended by deleting Section 3.1(b) in its entirety and by insertion, in lieu thereof, of the following:

                          (b) If the Designated Price of ABI Common Shares is less than $11.00 and the Closing Equity is at least $5,000,000, then the Exchange Ratio shall be increased to
                 2.65. If the Designated Price shall be less than $10.00, then ABI and Murdock shall in good faith attempt to negotiate a mutually acceptable Merger Consideration for the Murdock Common Stock; provided, however, that if a mutually agreed upon Merger Consideration is not negotiated within four days following the Determination Date, then Murdock may terminate this Agreement pursuant to Section 10.1(i) of this Agreement. If the Closing Equity shall be less than $5,000,000, then the Exchange Ratio shall be adjusted as follows: (i) if the Designated Price is $11.00 or more, then the Exchange Ratio shall be decreased to equal the quotient, rounded to the third decimal point, of (A) the quotient of [Closing Equity multiplied by 2.25, divided by 385,015] divided by (B) 12.169, or (ii) if the Designated Price is less than $11.00, then the Exchange Ratio shall be adjusted to equal the quotient, rounded to the third decimal point, of (A) the quotient of [Closing Equity multiplied by 2.25, divided by 385,015] divided by (B) 11.00. If the Closing Equity shall be less than $4,875,000, then ABI and Murdock shall in good faith attempt to negotiate a mutually acceptable Merger Consideration for the Murdock Common Stock; provided, however, that if a mutually agreed upon Merger Consideration is not negotiated within four days following the determination of Closing Equity, then ABI may terminate the Agreement pursuant to Section 10.1(j) of this Agreement.

                 (B) REVISED DEFINITIONS. The definition of Murdock Common Stock set forth in Section 11.1(a) of the Merger Agreement is hereby amended by deleting the definition of Murdock Common Stock set forth in Section 11.1(a) in its entirety and by insertion, in lieu thereof, of the following:

                          "Murdock Common Stock" shall mean the $10.00 par value common stock of Murdock.

         2. DEFINED TERMS. All terms which are capitalized but are not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

         3. INCONSISTENT PROVISIONS. All provisions of the Merger Agreement which have not been amended by this First Amendment shall remain in full force and effect. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Merger Agreement and the provisions of this First Amendment, the provisions of this First Amendment shall control and be binding.

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized, all as of the date first written above.

                                      AMERICAN BANCSHARES, INC.


                                      By:______________________________________
                                         Gerald L. Anthony
                                         President and Chief Executive Officer



                                      AMERICAN BANK OF BRADENTON


                                      By:______________________________________
                                         Gerald L. Anthony
                                         President and Chief Executive Officer





                                      MURDOCK FLORIDA BANK


                                      By:______________________________________
                                         Robert L. Andreasen
                                         President and Chief Executive Officer

                                   APPENDIX B


ALLEN C. EWING & CO.                          50 North Laura Street, Suite 3625
INVESTMENT BANKERS                            Jacksonville, Florida 32202-3812
JACKSONVILLE.ORLANDO.TAMPA                    Telephone  904-354-5573
                                              Telecopier 904-354-7033


January 23, 1998

CONFIDENTIAL

Board of Directors
Murdock Florida Bank
1777 Tamiami Trail
Murdock, Florida 33948-1051

Gentlemen:

The purpose of this letter is to update our opinion as to the fairness, from a financial point of view, to the shareholders of Murdock Florida Bank ("Bank") of Murdock, Florida, of the consideration to be paid to the shareholders of the Bank by American Bancshares, Inc. ("American") of Bradenton, Florida, as provided by the Agreement and Plan of Merger entered into by the parties on September 23, 1997, and amended on October 7, 1997, ("Merger Agreement"). Pursuant to the Merger Agreement, American will acquire all of the outstanding shares of the Bank by exchanging American shares for the shares of the Bank. Existing options of the Bank shall be converted into and become options of American. The Bank will be merged with and into the American Bank of Bradenton, which is a wholly-owned banking subsidiary of American.

We have held discussions with the officers of the Bank who have indicated to us that there has been no material change in the financial condition of the Bank from that projected for the Bank as of October 17, 1997, the date of our original fairness opinion. Management confirmed that the Bank will have a net worth in excess of the $5,000,000 minimum requirement as required by the Merger Agreement. Management indicated that they have not received any offers from other institutions subsequent to October 17, 1997.

We have reviewed the operations of American subsequent to October 17, 1997, and we have determined that there has been no material change in the financial condition and earnings performance of American. This is reflected in the price of American's shares as they have traded in a narrow price range as reflected in Exhibit A subsequent to October 17, 1997, of $11 7/8 to $13 1/8 per share. Accordingly, the termination provision of the Merger Agreement whereby the Bank may terminate the transaction if American's stock trades below $10.00 is not applicable. American should issue 924,036 of its shares under the
2.40 exchange ratio which requires that each Bank shareholder will receive
2.4 shares of American for each share of the Bank as per the terms of the Merger Agreement.

Board of Directors
Murdock Florida Bank
Page Two
January 23, 1998





Based on the above, it is our opinion that the consideration to be paid by American Bancshares, Inc. for the common shares and outstanding options of Murdock Florida Bank continues to be fair, from a financial point of view, to the shareholders of the Bank, as of this date.


Very truly yours,

ALLEN C. EWING & CO.



By: /s/  Benjamin C. Bishop, Jr.
   --------------------------------
   Benjamin C. Bishop, Jr.

                                  APPENDIX C

F.S. 1995            BANKING CODE: BANKS AND TRUST COMPANIES             Ch. 658
--------------------------------------------------------------------------------

         658.44 APPROVAL BY STOCKHOLDERS; RIGHTS OF DISSENTERS; PREEMPTIVE RIGHTS.--

         (1) The department shall not issue a certificate of merger to a resulting state bank or trust company unless the plan of merger and merger agreement, as adopted by a majority of the entire board of directors of each constituent bank or trust company, and as approved by each appropriate federal regulatory agency and by the department, has been approved:

         (a) By the stockholders of each constituent national bank as provided by, and in accordance with the procedures required by, the laws of the United States applicable thereto, and

         (b) After notice as hereinafter provided, by the affirmative vote written consent of the holders of at least a majority of the shares entitled to vote thereon of each constituent state bank or state trust company, unless any class of shares of any constituent state bank or state trust company is entitled to vote thereon as a class, in which event as to such constituent state bank or state trust company the plan of merger and merger agreement shall be approved by the stockholders upon receiving the affirmative vote or written consent of the holders of a majority of the shares of each class of shares entitled to vote thereon as a class and of the total shares entitled to vote thereon. Such vote of stockholders of a constituent state bank or state trust company shall be at an annual or special meeting of stockholders or by written consent of the stockholders without a meeting as provided in s. 607.0704.

Approval by the stockholders of a constituent bank or trust company of a plan of merger and merger agreement shall constitute the adoption by the stockholders of the articles of incorporation of the resulting state bank or state trust company as set forth in the plan of merger and merger agreement.

         (2) Written notice of the meeting of, or proposed written consent action by, the stockholders of each constituent state bank or state trust company shall be given to each stockholder of record, whether or not entitled to vote, and whether the meeting is an annual or a special meeting or whether the vote is to be by written consent pursuant to s. 607.0704, and the notice shall state that the purpose or one of the purposes of the meeting, or of the proposed action by the stockholders without a meeting, is to consider the proposed plan of merger and merger agreement. Except to the extent provided otherwise with respect to stockholders of a resulting bank or trust company pursuant to subsection (7), the notice shall also state that dissenting stockholders will be entitled to payment in cash of the value of only those shares held by the stockholders:

         (a) Which at a meeting of the stockholders are voted against the approved of the plan of merger and merger agreement;

         (b) As to which, if the proposed action is to be by written consent of stockholders pursuant to s. 607.0704, such written consent is not given by the holder thereof; or

         (c) With respect to which the holder thereof has given written notice to the constituent state bank or trust company, at or prior to the meeting of the stockholders or on or prior to the date specified for action by the stockholders without a meeting pursuant to s.607.0704 in the notice of such proposed action, that the stockholder dissents from the plan of merger and merger agreement.

Hereinafter in this section, the term "dissenting shares" means and includes only those shares, which may be all or less than all the shares of any class owned by a stockholder, described in paragraphs (a), (b), and (c).

         (3) On or promptly after the effective date of the merger, the resulting state bank or trust company, or a bank holding company which, as set out in the plan of merger or merger agreement, is offering shares rights, obligations, or other securities or property in exchange for shares of the constituent banks or trust companies, may fix an amount which it considers to be not more than the fair market value of the shares of a constituent bank or trust company and which it will pay to the holders of dissenting shares of that constituent bank or trust company and, if it fixes such amount, shall offer to pay such amount to the holders of all dissenting shares of that constituent bank or trust company. The amount payable pursuant to any such offer which is accepted by the holders of dissenting shares, and the amount payable to the holders of dissenting shares pursuant to an appraisal, shall constitute a debt of the resulting state bank or state trust company.

         (4) The owners of dissenting shares who have accepted an offer made pursuant to subsection (3) shall be entitled to receive the amount so offered for such shares in cash upon surrendering the stock certificates representing such shares at any time within 30 days after the effective date of the merger, and the owners of dissenting shares, the value of which is to be determined by appraisal, shall be entitled to receive the value of such shares in cash upon surrender of the stock certificates representing such shares at any time within 30 days after the value of such shares has been determined by appraisal made on or after the effective date of the merger.

         (5) The value of dissenting shares of each constituent state bank or state trust company, the owners of which have not accepted an offer for such shares made pursuant to subsection (3), shall be determined as of the effective date of the merger by three appraisers, one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the board of directors of the resulting state bank, and the third to be selected by the two so chosen. The value agreed upon by any two of the appraisers shall control and be final and binding on all parties. If, within 90 days from the effective date of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such dissenting shares, the department shall cause an appraisal of such dissenting shares to be made which will be final and binding on all parties. The expenses of appraisal shall be paid by the resulting state thank or trust company.

         (6) Upon the effective date of the merger, all the shares of stock of every class of each constituent bank or trust company, whether or not surrendered by the holders thereof, shall be void and deemed to be canceled, and no voting or other rights of any kind shall pertain thereto or to the holders thereof except only such rights as may be expressly provided in the plan of merger and merger agreement or expressly provided by law.

         (7) The provisions of subsection (6) and, unless agreed by all the constituent banks and trust companies and expressly provided in the plan of merger and merger agreement, subsections (3), (4), and (5) are not applicable to a resulting bank or trust company or to the shares or holders of shares of a resulting bank or trust company the cash, shares, rights, obligations, or other securities or property of which, in whole or in part, is provided in the plan of merger or merger agreement to be exchanged for the shares of the other constituent banks or trust companies.

         (8) The stock, rights, obligations, and other securities of a resulting bank or trust company may be issued as provided by the terms of the plan of merger and merger agreement, free from any preemptive rights of the holders of any of the shares of stock or of any of the rights, obligations, or other securities of such resulting bank or trust company or of any of the constituent banks or trust companies.

         (9) After approval of the plan of merger and merger agreement by the stockholders as provided in subsection (1), there shall be filed with the department, within 30 days after the time limit in s. 658.43(5), a fully executed counterpart of the plan of merger and merger agreement as so approved if it differs in any respect from any fully executed counterpart thereof theretofore filed with the department, and copies of the resolutions approving the same by the stockholders of each constituent bank or trust company, certified by the president, or chief executive officer if other than the president, and the cashier or corporate secretary of each constituent bank or trust company, respectively, with the corporate seal impressed thereon.


  HISTORY - s.4, ch. 28016. 1953; ss. 12, 35, ch. 69-106; s. 3, ch. 76-168: s.
1. ch. 77-457; ss. 34, 151, 152. ch. 80-260; ss. 2, 3, ch. 81-318; s. 147, ch.
83-216; ss. 29, 51, ch. 84-216; s. 1, ch. 91-307; ss. 1, 127, ch. 92-303.

  NOTE. - Former s. 661.05.

                                   APPENDIX D




                          ---------------------------

                           Text of Amendments to the
                           Articles of Incorporation
                                    follow:

                                   Exhibit 1
                                   Exhibit 2
                                   Exhibit 3
                                   Exhibit 4

                          ---------------------------

                                   EXHIBIT 1


         AMENDMENTS TO INCREASE AUTHORIZED COMMON SHARES AND AUTHORIZE PREFERRED SHARES

         ARTICLE III OF THE ARTICLES OF INCORPORATION SHALL BE REVISED TO READ IN ITS ENTIRETY AS FOLLOWS:

                                  "Article III

                          The total number of shares of capital stock of all
                 classes which the Corporation shall have the authority to issue is Twenty Five Million (25,000,000), consisting of Twenty Million (20,000,000) common shares having a par value of $1.175 per share (the "Common Shares") and Five Million (5,000,000) preferred shares having a par value of $1.175 per share (the "Preferred Shares").

                          The Board of Directors of the Corporation (the "Board
                 of Directors") is authorized, subject to limitations prescribed by law and this Article III, to provide for the issuance of Preferred Shares in classes or series, and by filing an Amendment to the Articles of Incorporation pursuant to the applicable law of the State of Florida, to establish from time to time the number of shares to be included in each such class or series, and to fix the designations, powers, preferences, and rights of the shares of such class or series and any qualifications, limitations, or restrictions thereof, all as shall hereafter be stated and expressed in the Amendment or Amendments to these Articles of Incorporation adopted by the Board of Directors providing for the issuance of Preferred Shares from time to time."

                                   EXHIBIT 2


         AMENDMENT TO THE ARTICLES OF INCORPORATION RELATING TO THE SIZE OF THE BOARD OF DIRECTORS AND REMOVAL ONLY FOR CAUSE.

         ARTICLE VII OF THE ARTICLES OF INCORPORATION SHALL BE REVISED TO READ IN ITS ENTIRETY AS FOLLOWS:

                                  "Article VII

                          The number of directors constituting the Board of
                 Directors of the Corporation shall be such number as from time to time fixed by, or in the manner prescribed by, the bylaws of the Corporation.

                 *[Subject to the rights of the holders of any series of Preferred Shares then outstanding,] any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all capital stock of the Corporation entitled to vote generally in the election of the Corporation's directors, voting together as a single class.


__________________________
* This bracketed language will be included in Article III if Proposal 3 is approved by ABI Shareholders.

                                   EXHIBIT 3


         AMENDMENTS RELATING TO SPECIAL MEETINGS OF SHAREHOLDERS AND CERTAIN SHAREHOLDER ACTIONS.

         NEW ARTICLE VIII AND ARTICLE IX SHALL BE ADDED TO THE ARTICLES OF INCORPORATION TO READ AS FOLLOWS:

                                 "Article VIII

                          In addition to any requirements of law and any other
                 provision of these Articles of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law or these Articles of Incorporation), the affirmative vote of the holders of at least 66 2/3% of the voting power of all the shares of capital stock of the Corporation entitled to vote on the matter, voting together as a single class, shall be required for the shareholders of the Corporation to adopt, repeal, alter, or amend any bylaws of the Corporation."

                                  "Article IX

                          Special Meetings of the shareholders of the
                 Corporation may be called only by the Chairman of the Board of Directors, the President, by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors, or by the holders of not less than 50% of all votes entitled to be cast on any issue proposed to be considered at such special meeting."

                                   EXHIBIT 4


       AMENDMENTS RELATING TO INDEMNIFICATION AND LIMITATION OF LIABILITY

       A NEW ARTICLE X SHALL BE ADDED TO THE ARTICLES OF INCORPORATION TO READ AS FOLLOWS:

                                   "Article X

                          The Corporation shall indemnify its directors and
                 officers, or any former director or officer, to the fullest extent permitted under law. A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages to the Corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or
                 (iii) for any transaction from which the director derived any improper personal benefit. If the Florida Business Corporation Act is amended after the filing of the Articles of Incorporation which this Article is a part to authorize corporate action increasing the ability of the Corporation to indemnify its directors or officers, or further eliminating or limiting the personal liability of directors or officers, then such indemnification shall be increased, or the liability of a director or an officer of the Corporation shall be eliminated or limited, as the case may be, to the fullest extent permitted by the Florida Business Corporation Act as so amended.

                          Any repeal or modification of the foregoing paragraph
                 by the shareholders of the Corporation shall not adversely affect any right or protection of a director or an officer of the Corporation existing at the time of such repeal or modification."

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 607.0850(1) of the Florida Business Corporation Act ("FBCA") permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 607.0850(2) of the FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgement of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

         Section 607.0850(4) of the FCBA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination.

         Section 607.0850(3), however, provides that a Florida corporation must indemnify any director, or officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to in Section 607.0850(1) or (2), or in the defense of any claim, issue or matter therein, against expenses actually and reasonably incurred by him in connection therewith.

         Expenses incurred by a director or officer in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification under Section
607.0850. Expenses incurred by other employees or agents in such a proceeding may be paid in advance of final disposition thereof upon such terms or conditions that the board of directors deems appropriate.

         The FBCA further provides that the indemnification and advancement of payment provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was unlawful,
(b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability under Section 607.0834 (relating to unlawful distributions) applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a shareholder.

         ABI Bylaws provide that ABI shall indemnify any director or officer or any former director or officer against any liability arising from any action or suit to the full extent permitted by Florida law as referenced above. Advances against expenses may be made under the ABI Bylaws and any other indemnification agreement that may be entered into by ABI and the indemnity coverage provided thereunder may include liabilities under the federal securities laws as well as in other contexts.

         ABI has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

         Reference is made to Article IX of ABI's Bylaws filed as Exhibit 3.2 hereto.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
------                                            ----------------------
 2.1           Agreement and Plan of Merger, dated as of September 23, 1997, by and among American Bancshares, Inc.,
               American Bank of Bradenton, and Murdock Florida Bank (included as Appendix A to the Joint Proxy
               Statement-Prospectus).
 2.2           Amendment No. 1 to Agreement and Plan of Merger, dated as of October 8, 1997 (included Appendix A to the
               Joint Proxy Statement-Prospectus).
 3.1           Articles of Incorporation of ABI, incorporated herein by reference to Exhibit 3.1 to ABI's Registration
               Statement on Form SB-2 (Registration No. 33-99972) previously filed with the Commission.
 3.2           Amended and Restated Bylaws of ABI
 4.1           See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and the Bylaws of ABI defining the rights of holders of ABI's Common Shares.
 5.1           Opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Re: Legality.
 8.1           Opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Re: Tax Opinion.
10.1           Loan Agreement, dated as of October 30, 1997, by and between American Bancshares, Inc. and Barnett Bank,
               N.A.
21.1           Subsidiaries of ABI.
23.1           Consent of Coopers & Lybrand L.L.P.
23.2           Consent of Hacker, Johnson, Cohen & Grieb P.A.
23.3           Consent of Allen C. Ewing & Co.
23.4           Consent of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A. (contained in Exhibits 5.1 and 8.1 to the Registration Statement).
24.1           Power of Attorney (contained in the Signature section of the Registration Statement).
99.1           Form of Proxy for Special Meeting of Shareholders of ABI.
99.2           Form of Proxy for Special Meeting of Stockholders of Murdock
99.3           Opinion of Allen C. Ewing & Co. (included in Appendix B to the Joint Proxy Statement-Prospectus).


ITEM 22.  UNDERTAKINGS.

         (a) The undersigned Registrant hereby undertakes:

             (1) To file, during the period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                 (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                 (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                 (iii) Include any additional or changed material information on the plan of distribution.

             (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

             (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bradenton, State of Florida, on the 29th day of January, 1998.

                                        AMERICAN BANCSHARES, INC.



                                        By:  /s/ Gerald L. Anthony
                                           --------------------------------
                                           Gerald L. Anthony
                                           President and Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Gerald L. Anthony and J. Gary Russ and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



SIGNATURE                                          TITLE                                         DATE
---------                                          -----                                         ----
/s/ J. Gary Russ                                   Chairman of the Board                     January 29, 1998
--------------------------------
      J. Gary Russ


/s/ Gerald L. Anthony                              President, Chief Executive Officer and    January 29, 1998
--------------------------------                   Director (Principal Executive Officer)
      Gerald L. Anthony


/s/ Samuel S. Aidlin                               Director                                  January 29, 1998
--------------------------------
      Samuel S. Aidlin


/s/ Ronald L. Larson                               Director                                  January 29, 1998
--------------------------------
      Ronald L. Larson


/s/ Timothy I. Miller                              Director                                  January 29, 1998
--------------------------------
      Timothy I. Miller





/s/ Dan E. Molter                                  Director                                  January 29, 1998
--------------------------------
      Dan E. Molter


/s/ Kirk D. Moudy                                  Director                                  January 29, 1998
--------------------------------
      Kirk D. Moudy


/s/ Lindell Orr                                    Director                                  January 29, 1998
--------------------------------
      Lindell Orr


/s/ Lynn B. Powell, III                            Director                                  January 29, 1998
--------------------------------
      Lynn B. Powell, III


/s/ Walter L. Presha                               Director                                  January 29, 1998
--------------------------------
        Walter L. Presha


/s/ R. Jay Taylor                                  Director                                  January 29, 1998
--------------------------------
        R. Jay Taylor


/s/ Edward D. Wyke                                 Director                                  January 29, 1998
--------------------------------
        Edward D. Wyke


/s/ Brian M. Watterson                             Chief Financial Officer                   January 29, 1998
--------------------------------                   (Principal Financial Officer)
        Brian M. Watterson


                               INDEX TO EXHIBITS


EXHIBIT                                                                                       SEQUENTIALLY
NUMBER                    DESCRIPTION OF EXHIBIT                                              NUMBERED PAGE
------                    ----------------------                                              -------------
 2.1     Agreement and Plan of Merger, dated as of September 23, 1997, by and among American Bancshares, Inc., American Bank of Bradenton, and Murdock Florida Bank (included as Appendix A to the Joint Proxy
         Statement-Prospectus).
 2.2     Amendment No. 1 to Agreement and Plan of Merger, dated as of
         October 8, 1997 (included Appendix A to the Joint Proxy
         Statement-Prospectus).
 3.1     Articles of Incorporation of ABI, incorporated herein by reference to
         Exhibit 3.1 to ABI's Registration Statement on Form SB-2 (Registration No.
         33-99972) previously filed with the Commission.
 3.2     Amended and Restated Bylaws of ABI
 4.1     See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and the Bylaws of ABI defining the rights of holders of ABI's Common Shares.
 5.1     Opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A.,
         Re: Legality.
 8.1     Opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A.,
         Re: Tax Opinion.
10.1     Loan Agreement, dated as of October 30, 1997, by and between
         American Bancshares, Inc. and Barnett Bank, N.A.
21.1     Subsidiaries of ABI.
23.1     Consent of Coopers & Lybrand L.L.P.
23.2     Consent of Hacker, Johnson, Cohen & Grieb P.A.
23.3     Consent of Allen C. Ewing & Co.
23.4     Consent of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A.
         (contained in Exhibits 5.1 and 8.1 to the Registration Statement).
24.1     Power of Attorney (contained in the Signature section of the
         Registration Statement).
99.1     Form of Proxy for Special Meeting of Shareholders of ABI.
99.2     Form of Proxy for Special Meeting of Stockholders of Murdock
99.3     Opinion of Allen C. Ewing & Co. (included in Appendix B to the
         Joint Proxy Statement-Prospectus).
